

**CALIX, INC.**
**3155 Olsen Drive**
**San Jose, California 95117**

## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
## TO BE HELD ON MAY 14, 2026

To the Stockholders of Calix, Inc.:

The Annual Meeting of Stockholders ("Annual Meeting") of Calix, Inc. ("Calix"), will be held virtually, via live webcast at www.virtualshareholdermeeting.com/CALX2026, on Thursday, May 14, 2026 at 10:45 a.m. Pacific Daylight Time. The Annual Meeting will be held for the following purposes:

1. To elect three directors to the Calix Board of Directors ("Board");

2. To approve an increase in the number of shares of common stock reserved for issuance under the matching component of the Calix, Inc. Amended and Restated Stock Purchase and Matching Plan (the "Stock Purchase and Matching Plan" or "Plan") by 672,300 shares (the "Share Reserve Increase");

3. To approve, on a non-binding, advisory basis, the compensation of our named executive officers ("NEOs");

4. To ratify the selection of KPMG LLP as Calix's independent registered public accounting firm for the fiscal year ending December 31, 2026;

5. To hold an advisory vote on the stockholder proposal relating to a simple majority vote; and

6. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The above items of business are more fully described in the Proxy Statement. Only stockholders of record who owned Calix common stock at the close of business on March 17, 2026 can vote at this meeting or any adjournments that take place.

We have elected to use the Internet as our primary means of providing our proxy materials to stockholders. As a result, we are sending a Notice of Internet Availability of Proxy Materials ("Notice") rather than mailing a paper copy of this Proxy Statement and our 2025 Annual Report. The Notice will be sent on or about March 27, 2026 to our stockholders of record as of the close of business on March 17, 2026. We are also providing access to our proxy materials over the Internet beginning on or about March 27, 2026. Electronic delivery of our proxy materials minimizes printing and mailing costs and reduces the environmental impact of the proxy materials.

The Notice contains instructions for accessing the proxy materials, including the Proxy Statement and our 2025 Annual Report, and provides information on how stockholders may obtain paper copies free of charge. The Notice also provides the date and time of the virtual Annual Meeting, the matters to be acted upon at the meeting and the Board's recommendation with regard to each matter and information on how to attend the virtual Annual Meeting and vote online.

You are cordially invited to attend the virtual Annual Meeting. Whether or not you expect to attend, you should vote and submit your proxy over the Internet following the voting procedures described in the Notice to ensure that your vote is recorded. We strongly encourage you to vote by Internet or phone by following the instructions described in the Notice. If you have requested and received paper copies of proxy materials in lieu of the Notice, we still encourage you to vote by phone, but if you do not have access to a phone you may sign, date and return by mail the proxy card sent to you.

By Order of the Board of Directors

/s/ Douglas McNitt

Douglas McNitt
Corporate Secretary

San Jose, California
March 27, 2026

The Notice of Annual Meeting, Proxy Statement and Form of Proxy are being distributed and made available on or about March 27, 2026.

# PROXY STATEMENT
## FOR 2026 ANNUAL MEETING OF STOCKHOLDERS

## TABLE OF CONTENTS

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**CALIX, INC.**

**3155 Olsen Drive**
**San Jose, California 95117**


**PROXY STATEMENT**
**FOR THE 2026 ANNUAL MEETING OF STOCKHOLDERS**


**IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE**
**STOCKHOLDER MEETING TO BE HELD ON MAY 14, 2026**


The Board of Directors of Calix, Inc. is soliciting your proxy to vote at the virtual Annual Meeting of Stockholders to be held on May 14, 2026, at 10:45 a.m. Pacific Daylight Time, and any adjournment or postponement of that meeting ("Annual Meeting"). The Annual Meeting will be held via live webcast only at www.virtualshareholdermeeting.com/ CALX2026.

We have elected to provide access to our proxy materials on the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials ("Notice") to our stockholders of record as of March 17, 2026 ("Record Date"), while brokers and other nominees who hold shares on behalf of beneficial owners will be sending their own similar notice. All stockholders will have the ability to access the proxy materials on the website referred to in the Notice or to request a printed set of the proxy materials. Instructions on how to request a printed copy by mail or email may be found in the Notice and on the website referred to in the Notice, including an option to request paper copies prior to the Annual Meeting by April 24, 2026, and thereafter on an ongoing basis until June 8, 2026. On or about March 27, 2026, we are making this Proxy Statement available on the Internet and are mailing the Notice to all stockholders entitled to vote at the Annual Meeting. We intend to mail or email this Proxy Statement, together with a proxy card, only to those stockholders entitled to vote at the Annual Meeting who have properly requested paper copies of such materials within three business days of request.

The only voting securities of Calix, Inc. are shares of common stock, $0.025 par value per share ("common stock"), of which there were 64,609,498 shares outstanding as of the Record Date. We need the holders of a majority of the outstanding shares of common stock, present or represented by proxy, to hold the Annual Meeting.

In this Proxy Statement, we refer to Calix, Inc. as the "Company," "Calix," "we" or "us" and the Board of Directors as the "Board." When we refer to Calix's fiscal year, we mean the year ended December 31 of the stated year.

Our 2025 Annual Report to Stockholders, which contains consolidated financial statements for 2025, accompanies this Proxy Statement. Stockholders who received the Notice can access this Proxy Statement and the 2025 Annual Report to Stockholders at the website referred to in the Notice. You also may obtain a copy of our 2025 Annual Report, which was filed with the Securities and Exchange Commission ("SEC"), without charge, by writing to our Investor Relations department at the above address. Our 2025 Annual Report and Proxy Statement are also available under "SEC Filings" in the Investor Relations section of our website at investor-relations.calix.com and at the SEC's web site at www.sec.gov.

# THE PROXY PROCESS AND STOCKHOLDER VOTING

## QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING

**Who can vote at the Annual Meeting?**

Only stockholders of record at the close of business on March 17, 2026, will be entitled to vote online at the Annual Meeting. At the close of business on March 17, 2026, there were 64,609,498 shares of common stock outstanding and entitled to vote.

### *For Shares Registered in Your Name*

If, on March 17, 2026, your shares were registered directly in your name with Calix's transfer agent, Computershare Inc., then you are a registered stockholder and will receive the proxy materials directly from Broadridge Financial Solutions, Inc. ("Broadridge"), an independent agent who we have engaged to tabulate votes for the Annual Meeting. You are the stockholder of record and may vote online at the Annual Meeting or vote by proxy.

Whether or not you expect to attend, you should vote and submit your proxy over the Internet following the voting procedures described in the Notice to ensure that your vote is recorded. If you have requested and received paper copies of proxy materials, you can also vote over the phone or by signing, dating and returning by mail the proxy card sent to you.

### *For Shares Registered in the Name of a Broker, Bank or Other Agent*

If, on March 17, 2026, your shares were held in an account at a brokerage firm, bank, dealer or other similar organization, then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As the beneficial owner of the shares, you have the right to direct your broker or other agent on how to vote the shares in your account. You are also welcome to join the Annual Meeting and to vote online.

**What do I need in order to be able to join the Annual Meeting online?**

Any stockholder can join the Annual Meeting live online at www.virtualshareholdermeeting.com/CALX2026. The webcast will start at 10:45 a.m. Pacific Daylight Time. Stockholders may vote and submit questions while attending the Annual Meeting online. In order to be able to participate in the online Annual Meeting, you will need the control number included on your Notice or, if you received a printed copy of the proxy materials, your proxy card if you are a registered stockholder, or included with your voting instruction card and voting instructions you received from your broker, bank or other agent if you hold your shares in "street name." Instructions on how to participate online are also posted online at www.virtualshareholdermeeting.com/CALX2026.

**Why is Calix holding the Annual Meeting online?**

Calix has held its annual meetings online since 2012. Among other reasons, Calix believes holding the Annual Meeting online enables broader stockholder attendance and participation from any location around the world, minimizing travel time and cost. In designing our online format, we have taken measures to facilitate easy access and to ensure our virtual meeting provides all stockholders with equal access to ask questions of our Board and management. Our virtual meeting allows participating stockholders to vote on proposals, access our Proxy Statement and 2025 Annual Report and engage in a live Q&A with our Board, management and auditors. In addition, a recording of our Annual Meeting is publicly available for a year following each annual meeting at www.virtualshareholdermeeting.com/CALX2026.

**What am I being asked to vote on?**

You are being asked to vote on:

- election of three Class I directors to hold office until our 2029 Annual Meeting of Stockholders (Proposal No. 1);

- approval for the Share Reserve Increase under the matching component of the Stock Purchase and Matching Plan (Proposal No. 2);

- approval, on a non-binding, advisory basis of the compensation of our NEOs as disclosed in this Proxy Statement (Proposal No. 3);

- ratification of the selection of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026 (Proposal No. 4); and

- an advisory vote on the stockholder proposal relating to a simple majority vote (Proposal No. 5).

In addition, you are entitled to vote on any other matters that are properly brought before the Annual Meeting.

**How does the Board recommend I vote on the Proposals?**

The Board recommends that you vote:

- **FOR** each of the Class I director nominees;

- **FOR** approval of the Share Reserve Increase under the matching component of the Stock Purchase and Matching Plan;

- **FOR** approval, on a non-binding, advisory basis, of the compensation of our NEOs;

- **FOR** ratification of the selection of KPMG LLP as our independent registered public accounting firm; and

- **AGAINST** the stockholder proposal described in this proxy statement.

**How do I vote?**

For election of directors, you may either vote "For" the three nominees or you may "Withhold" your vote for all or for any nominee you specify. For any other matter to be voted on, you may vote "For" or "Against" or abstain from voting. The procedures for voting are as follows:

*For Shares Registered in Your Name*

If your shares are registered in your name, you may vote using any of the following methods:

- To vote over the Internet prior to or during the Annual Meeting, follow the online instructions provided on the Notice.

- To vote by phone, call the toll-free number found on the proxy card, which you can request by following the instructions provided on the Notice.

- To vote by mail, follow the instructions provided on the Notice to request a proxy card and complete, sign and date the proxy card, and return it promptly by mail.

- Whether or not you plan to join the Annual Meeting, we strongly encourage you to vote by Internet or phone to ensure that your vote is timely received and counted. You may still vote by mail if you do not have access to the Internet or a phone. As long as we receive your signed proxy card, or your vote by Internet or phone, by 11:59 p.m. Eastern Daylight Time on May 13, 2026, we will vote your shares as you direct. Even if you have submitted a proxy or voted by phone or the Internet before the Annual Meeting, you may still join the Annual Meeting and vote online. In such case, your previously submitted proxy or vote will be disregarded.

*For Shares Registered in the Name of a Broker, Bank or Other Agent*

If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should receive a voting instruction card and voting instructions with these proxy materials from that organization rather than from us. You should follow the instructions from your broker, bank or other agent included with these proxy materials, or contact your broker, bank or other agent to request a proxy card. You may also vote online at the Annual Meeting by following the voting instructions provided by your broker, bank or other agent to log in to www.virtualshareholdermeeting.com/CALX2026 and cast your vote. You should also complete and mail the voting instruction card to ensure that your vote is counted.

**Who counts the votes?**

We have engaged Broadridge as our independent agent to tabulate stockholder votes. If you are a registered stockholder and you choose to vote over the Internet (either prior to or during the Annual Meeting) or by phone, Broadridge will access and tabulate your vote electronically, and if you have requested and received proxy materials via mail or email and choose to sign and mail your proxy card, your executed proxy card is returned directly to Broadridge for tabulation. As noted above, if you hold your shares through a broker, your broker (or its agent for tabulating votes of shares held in "street name") returns one proxy card to Broadridge on behalf of all its clients.

**What is the required vote and how are votes counted?**

A majority of the outstanding shares of common stock must be present or represented by proxy at the Annual Meeting in order to have a quorum. Abstentions and broker non-votes will be treated as shares present for the purpose of determining the presence of a quorum.

With respect to Proposal No. 1, the election of directors, directors will be elected by a plurality of the votes cast, which means that the three nominees receiving the highest number of "For" votes will be elected. Abstentions and broker non-votes will have no effect with regard to this proposal, because approval of a percentage of shares present or outstanding is not required for this proposal.

With respect to Proposals No. 2, 3, 4 and 5, the affirmative vote of the holders of a majority of the shares of common stock present or represented by proxy and entitled to vote on the proposal is required for approval. Abstentions have the same effect as a vote against these proposals.

Because your vote on Proposal No. 3 is advisory, it will not be binding on us, our Board or our Talent and Compensation Committee. However, we value our stockholders' views on the effectiveness of our executive compensation program. Our Board and Talent and Compensation Committee consider the annual advisory vote of our stockholders and our stockholders' views when making decisions about executive compensation.

Because your vote on Proposal No. 5 is advisory, it will not be binding on us, our Board or our Nominating and Corporate Governance Committee. However, we value our stockholders' views on the effectiveness of our corporate governance. Our Board and Nominating and Corporate Governance Committee consider advisory votes of our stockholders and our stockholders' views when making decisions about corporate governance.

Under the New York Stock Exchange ("NYSE") rules, brokers are permitted to vote their clients' proxies in their own discretion as to certain "routine" proposals. However, where a proposal is considered "non-routine," a broker who has received no instructions from its client generally does not have discretion to vote its clients' uninstructed shares on that proposal. When a broker indicates on a proxy that it does not have discretionary authority to vote certain shares on a particular proposal, the missing votes are referred to as "broker non-votes." Those shares would be considered present for purposes of determining whether a quorum is present but would not be counted in determining the number of votes present for the proposal. Those shares would not be taken into account in determining the outcome of a non-routine proposal.

Under NYSE rules, Proposals No. 1, 2, 3 and 5 are non-routine matters while Proposal No. 4 is a routine matter. Because brokers cannot vote uninstructed shares on behalf of their customers for non-routine matters, it is important that stockholders vote their shares.

**How many votes do I have?**

On each matter to be voted upon, you have one vote for each share of common stock you own as of March 17, 2026.

**What if I return a proxy card but do not make specific choices?**

If you have properly requested and received a proxy card by mail or email, and we receive a signed and dated proxy card that does not specify how your shares are to be voted, your shares will be voted "For" the election of each of the three nominees for director and "For" Proposals No. 2 through No. 4, and "Against" Proposal 5. If any other matter is properly presented at the Annual Meeting, the individuals named as proxy holders on your proxy card will vote your shares in the manner recommended by the Board on all proposals presented in this Proxy Statement and as they may determine in their best judgment as to any other matters properly presented for vote at the Annual Meeting.

**Who is paying for this proxy solicitation?**

We will pay for the entire cost of soliciting proxies. In addition to these mailed proxy materials, our directors, officers and employees may also solicit proxies in person, by phone or by other means of communication. Directors, officers and employees will not be paid any additional compensation for soliciting proxies. We may also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners.

In addition, we have engaged D.F. King & Co., Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee of approximately $12,500, plus reasonable out-of-pocket expenses.

**What does it mean if I receive more than one Notice or set of materials?**

If you receive more than one Notice or more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must follow the instructions for voting on the Internet on all of the Notices or proxy cards you receive via mail or email upon your request, which includes voting over the Internet, phone or by signing and returning all of the proxy cards you request and receive.

**Can I change my vote after submitting my proxy or voting on the Internet or by phone?**

Yes. You can revoke your proxy or prior vote at any time before the final vote at the Annual Meeting. If you are the registered stockholder for your shares, you may revoke your proxy or prior vote in any one of three ways:

- You may submit another properly completed proxy card with a later date or submit a new vote on the Internet or by phone using the same instructions followed when you submitted your prior vote.

- You may send a written notice that you are revoking your proxy to Calix's Corporate Secretary at Calix, Inc., 3155 Olsen Drive, San Jose, California 95117, or corporate.secretary@calix.com.

- You may join the Annual Meeting and vote online. Simply logging into the Annual Meeting will not, by itself, revoke your proxy or prior vote.

If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them, or you may join the Annual Meeting and vote online.

**How will voting on any business not described in this Proxy Statement be conducted?**

We are not aware of any business to be considered at the Annual Meeting other than the items described in this Proxy Statement. If any other matter is properly presented for vote at the Annual Meeting and you are not attending the meeting in person but have voted by proxy, the individuals named as proxy holder on your proxy card will vote your shares as they may determine in their best judgment.

**When are stockholder proposals due for next year's Annual Meeting?**

To be considered for inclusion in next year's proxy materials, your proposal must be submitted in writing by November 27, 2026, to Calix's Corporate Secretary at 3155 Olsen Drive, San Jose, California 95117 or corporate.secretary@calix.com. If you wish to submit a proposal that is not to be included in next year's proxy materials under the SEC's stockholder proposal procedures or nominate a director, you must do so between January 14, 2027 and February 13, 2027; provided that if the date of the annual meeting is earlier than April 14, 2027 or later than July 13, 2027, you must give notice not later than the 90th day prior to the annual meeting date or, if later, the 10th day following the date on which public disclosure of the annual meeting date is first made. You are also advised to review our bylaws, which contain additional requirements about advance notice of stockholder proposals and director nominations. We intend to file a proxy statement and WHITE proxy card with the SEC in connection with our solicitation of proxies for our 2026 annual meeting. Stockholders may obtain our proxy statement (and any amendments and supplements thereto) and other documents as and when filed by Calix with the SEC without charge from the SEC's website at www.sec.gov.

**What is the quorum requirement?**

A quorum of stockholders is necessary to hold a valid meeting. A quorum will be present if the holders of a majority of the shares of common stock issued and outstanding and entitled to vote are present or represented by proxy at the

Annual Meeting. On the Record Date, there were 64,609,498 shares outstanding and entitled to vote. Accordingly, 32,304,750 shares must be represented by stockholders present at the Annual Meeting or by proxy to have a quorum.

Your shares will be counted towards the quorum if you submit a valid proxy vote or vote online at the Annual Meeting. Abstentions and broker non-votes also will be counted towards the quorum requirement. If there is no quorum, either the chairperson of the Annual Meeting or a majority in voting power of the stockholders entitled to vote at the Annual Meeting, present or represented by proxy, may adjourn the Annual Meeting to another time or place.

**How can I find out the results of the voting at the Annual Meeting?**

Voting results will be announced by the filing of a Current Report on Form 8-K within four business days after the Annual Meeting. If final voting results are unavailable at that time, we will file an amended Current Report on Form 8-K within four business days of the day the final results are available.

# CORPORATE GOVERNANCE

## Overview

Our Board is responsible for providing oversight over the Company's business and affairs, including the Company's strategic direction, as well as the management and financial and operational execution that can best perpetuate the success of the business and support the long-term interests of our stockholders. To effectively support its responsibilities, the Board has three principal board committees: an Audit Committee, a Nominating and Corporate Governance Committee and a Talent and Compensation Committee that each carry out responsibilities set out in specific committee charters approved by the Board and consistent with applicable requirements of the NYSE and the SEC. The Board has also established an artificial intelligence ("AI") and Cybersecurity Committee and a Strategic Committee, each with specific committee charters approved by the Board. The Board and each Board committee may at their discretion retain outside advisors at the Company's expense in carrying out their responsibilities.

Our Board is committed to good corporate governance practices and seeks to represent stockholder interests through the exercise of sound judgment. To this end, the Board has adopted Corporate Governance Guidelines ("Guidelines") that provide specific provisions for the governance of the Board and Company. We have a Code of Business Conduct and Ethics ("Code of Conduct") applicable to all directors, officers and employees that is approved and adopted by our Board representing our commitment to the highest standards of ethics and integrity in the conduct of our business. Our bylaws, together with the Guidelines, the Board committee charters and our Code of Conduct serve as the governance and compliance framework of the Company.

On an annual basis, the Board and its committees review the Guidelines, Board committee charters and our Code of Conduct. The Guidelines, the written charter for each of the Audit Committee, Nominating and Corporate Governance Committee, Talent and Compensation Committee, AI and Cybersecurity Committee, Strategic Committee and the Code of Conduct, as well as any amendments from time to time, may be found under "Governance" in the Investor Relations section of our website at investor-relations.calix.com. The referenced information on the Investor Relations section of our website is not a part of this Proxy Statement.

## Leadership Structure of the Board

Under our bylaws, our Board appoints our corporate officers, including the chief executive officer. Mr. Weening serves as president and chief executive officer and is responsible for setting the strategic direction for and the day-to-day leadership and performance of Calix. Mr. Russo, who previously served as chief executive officer until October 2022, has served as chairman of the Board of Directors since July 2021. Mr. Peters has served as lead independent director since August 2024 and will serve in this capacity until the expiration of his term upon our 2027 Annual Meeting. Mr. Russo consults with Mr. Peters and sets the agenda for Board meetings and presides over meetings of the full Board. Mr. Russo is not "independent" under the rules of the NYSE. Mr. Peters is "independent" as defined under the rules of the NYSE and has significant executive leadership, strategic and operational experience including multiple executive leadership roles at large publicly-traded technology companies. The Board believes that the current board leadership structure is best for Calix and its stockholders at this time. Our Nominating and Corporate Governance Committee periodically reviews and recommends to the Board the leadership structure of the Board.

## Board Independence

Among other considerations, the Board strongly values independent board oversight as an essential component of strong corporate performance. On at least an annual basis, the Board undertakes a review of the independence of each director and considers whether any director has a material relationship with Calix. The Board evaluates each director under the independence rules of the NYSE and the non-employee director and audit committee independence requirements of the SEC.

Seven of the total nine current directors of our Board are independent under NYSE rules.

| Director | Independent | Director Since |
|---|---|---|
| Michael Berry | Independent | 2025 |
| Christopher J. Bowick | Independent | 2014 |
| Kathleen Crusco | Independent | 2017 |
| Kira Makagon | Independent | 2017 |
| Rajatish Mukherjee | Independent | 2022 |
| Wade Oosterman | Independent | 2024 |
| Kevin Peters | Independent | 2014 |
| Carl Russo | Not Independent | 1999 |
| Michael Weening | Not Independent | 2023 |

The NYSE rules require listed company boards have at least a majority of independent directors. Based on its evaluation, our Board determined that each of Messrs. Berry, Bowick, Mukherjee, Oosterman and Peters and each of Mses. Crusco and Makagon, representing seven of Calix's nine current directors, are independent directors as defined under the NYSE rules. Mr. Russo, our chairman, and Mr. Weening, our president and chief executive officer, are the only members of the Board who are not independent.

**Board Composition and Qualifications**

The Board assesses Board composition and qualifications at least annually. In assessing Board composition and qualifications, as well as in evaluating candidates for nomination or to fill vacancies on the Board, the Board seeks to maximize effectiveness of the Board and its committees to perpetuate the success of the Company, to best represent stockholder interests through the exercise of sound judgment and to assure continuity in the Board's oversight over the Company and management. The Board places significant emphasis on ensuring an appropriate mix of characteristics, skills and experience for the Board as a whole and as to each individual director. The Board has delegated the evaluation of the skills and attributes of the Board as a whole and each individual director against the Company's needs and strategic direction to the Nominating and Corporate Governance Committee pursuant to the committee's charter. Among other considerations, the Board seeks to ensure an appropriate mix of expertise in executive and corporate leadership, range of backgrounds, perspectives and experiences, personal and professional integrity, ethics and values, financial and operational experience, depth of knowledge related to our business, business risks and operations, as well as expertise and insights in technologies, industries and markets relevant to our strategic plans, as set forth in our Corporate Governance Guidelines.

Our Board believes the current mix of skills, backgrounds, service period and attributes of our Board maximizes the effectiveness of our Board in its oversight responsibilities. In 2017, Mses. Makagon and Crusco joined our Board, with Ms. Makagon bringing substantial expertise in global platform strategy, technology, cybersecurity, operations and high-technology executive leadership and Ms. Crusco adding deep financial, accounting and operational expertise, public company leadership and governance experience. In 2022, Mr. Mukherjee joined our Board, bringing expertise in cloud software products, top-tier talent acquisition and small business solutions. In 2024, Mr. Oosterman joined our Board, bringing global experience in the wireless, residential and small business segments, extensive background in media, including television, radio and digital, and deep brand and marketing experience. In May 2025, Mr. Berry joined our Board, bringing additional finance, operations and general management experience in the global software and security appliance industries. Our Board also considers board tenure and mix of shorter, medium and longer tenure of board service in its review of Board composition. The average tenure of our independent directors is approximately six and a half years.

A depiction of the mix of key skills and attributes representative of our current Board and their tenure as directors and ages is as follows:

**<u>Mix of Board Skills</u>**



| | | | | | |
|---|---|---|---|---|---|
| **Corporate Leadership** | **Public Company Experience** | **Financial Literacy** | **Technology, R&D and Innovation** | **Board Leadership** | **Operations** |
| **Risk Management** | **Strategy** | **Legal and Governance** | **Industry-Specific Experience** | **Cybersecurity**<br>**Audit Committee Finance and Accounting Expert** | |

| **Tenure (Independent Directors)** | **Age (All Directors)** |
|---|---|
| 6.6 Years Average Tenure | 61.8 Average Years of Age |
| 0-5 Years Tenure: three directors | 40-49 Years of Age: one director |
| 6-10 Years Tenure: two directors | 50-59 Years of Age: one director |
| 11+ Years Tenure: two directors | 60+ Years of Age: seven directors |

**Board Meetings and Committees**

During 2025, our Board met six times, and each Board member attended 75% or more of the total number of meetings of the Board and of the committees on which he or she served. In addition, our Board met in executive session without management present during its four regularly scheduled meetings in 2025. Our chairman of the Board presides over the executive sessions of the Board, and our lead independent director presides over the independent director sessions of the Board.

We encourage our directors to attend our annual meetings of stockholders, and all of our directors attended our 2025 annual meeting of stockholders.

The Board has established three principal Board committees: the Audit Committee, the Nominating and Corporate Governance Committee and the Talent and Compensation Committee. In June 2017, the Board established a fourth Board committee, the Cybersecurity Committee (which became the AI and Cybersecurity Committee in 2025), and in June 2018, the Board established a fifth Board committee, the Strategic Committee. The memberships of all five Board committees in 2025 were composed entirely of independent directors.

**Committees of the Board of Directors**
**(All Committee Members are Independent)**

| Audit Committee | Talent and Compensation Committee | Nominating and Corporate Governance Committee |
|---|---|---|
| Chair: Kathleen Crusco<br>Other Members: Michael Berry & Kevin Peters | Chair: Christopher J. Bowick<br>Other Members: Kira Makagon & Rajatish Mukherjee | Chair: Kevin Peters<br>Other Members: Christopher J. Bowick & Wade Oosterman |

| AI and Cybersecurity Committee | Strategic Committee |
|---|---|
| Chair: Kevin Peters<br>Other Members: Kira Makagon & Rajatish Mukherjee | Chair: Wade Oosterman<br>Other Members: Michael Berry & Kathleen Crusco |

*Audit Committee*

Our Audit Committee is established in accordance with Section 3(a)(58)(A) of the Exchange Act and is responsible for overseeing management of Calix's risks relating to accounting matters, financial reporting and legal and regulatory compliance. Each director serving on our Audit Committee is independent within the meaning of the NYSE listing standards and applicable rules and regulations of the SEC.

The current members of our Audit Committee are Ms. Crusco and Messrs. Berry and Peters, with Ms. Crusco serving as the Audit Committee chair. Our Board has determined that Ms. Crusco and Messrs. Berry and Peters are each an "audit committee financial expert" as defined under the SEC rules and that Ms. Crusco's service on the audit committee of one other public company would not impair her ability to effectively serve on our Audit Committee. During 2025, the Audit Committee met nine times and conducted private sessions with our independent registered public accounting firm and with individual members of management at its regularly scheduled meetings. The Audit Committee also meets regularly in executive session without management present at its scheduled meetings.

Our Audit Committee oversees our corporate accounting and financial reporting process. Among other matters, the Audit Committee evaluates the independent registered public accounting firm's qualifications, independence and performance; determines the engagement of the independent registered public accounting firm; reviews and approves the scope of the annual audit and the audit fees; discusses with management and the independent registered public accounting firm the results of the annual audit and the review of Calix's quarterly consolidated financial statements; approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on Calix's engagement team as required by law; reviews Calix's critical accounting policies and estimates; oversees the internal audit function; oversees the Company's management of the legal function and compliance program; and annually reviews the Audit Committee charter and the committee's performance. The Audit Committee operates under a written charter pursuant to applicable standards and rules of the SEC and the NYSE. The Audit Committee's written charter is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

In carrying out its responsibilities, the Audit Committee may at its discretion retain outside advisors at the Company's expense.

*Nominating and Corporate Governance Committee*

The Nominating and Corporate Governance Committee is responsible for overseeing management of Calix's risks associated with the composition of the Board and its committees and the independence of the Board and potential conflicts of interest as well as for overseeing matters of corporate governance (including environmental, social and governance ("ESG") matters). Each director serving on our Nominating and Corporate Governance Committee is independent within the meaning of the NYSE listing standards.

Our Nominating and Corporate Governance Committee as of the Record Date consisted of Messrs. Bowick, Oosterman and Peters, with Mr. Peters serving as the Nominating and Corporate Governance Committee chair. During 2025, the Nominating and Corporate Governance Committee met five times.

The Nominating and Corporate Governance Committee is responsible for evaluating and making recommendations regarding candidates for directorships and the size and composition of the Board. In addition, the Nominating and Corporate Governance Committee is responsible for overseeing Calix's Corporate Governance Guidelines and reporting and making recommendations concerning corporate governance matters. The Nominating and Corporate Governance Committee operates under a written charter pursuant to applicable standards and rules of the SEC and the NYSE. The Nominating and Corporate Governance Committee's written charter is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

In carrying out its responsibilities, the Nominating and Corporate Governance Committee may at its discretion retain outside advisors at the Company's expense.

*Director Nominations*

The Nominating and Corporate Governance Committee considers director candidate recommendations from a variety of sources, including nominees recommended by stockholders. The Nominating and Corporate Governance Committee may also retain an executive search firm or other resources to assist in identifying, screening and facilitating the interview process of director candidates. The Nominating and Corporate Governance Committee may take into account minimum qualifications including, among other factors the Committee may deem appropriate: range of personal and professional backgrounds, perspectives and experiences; personal and professional integrity, ethics and values; executive experience in corporate management, operations, governance or finance; experience relevant to the Company's business and industry and with relevant social policy considerations; experience as a board member or executive officer of other publicly-held companies; relevant academic expertise; practical and mature business judgment; promotion of a mix of business or career experience relevant to the success of the Company; and any other relevant qualifications, attributes or skills, which will be evaluated in the context of the Board as a whole, with the objective of assembling a board that can best perpetuate the success of the business and represent stockholder interests through the exercise of sound judgment using its range of experiences in these various areas. In addition, the Nominating and Corporate Governance Committee expects any candidate for the Board to be able to represent the interests of the Company's stockholders as a whole rather than any special interest or constituency.

Each of our nominees standing for election at this Annual Meeting was recommended to the Board by the Nominating and Corporate Governance Committee based on the Committee's evaluation as set forth above.

The policy of the Nominating and Corporate Governance Committee is to consider properly submitted director candidates recommended by stockholders. For a stockholder to make any nomination for election to the Board at an annual meeting, the stockholder must provide notice to Calix, which must be received at Calix's principal executive office not less than 90 days and not more than 120 days prior to the one-year anniversary of the preceding year's annual meeting; provided, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, the stockholder's notice must be delivered not later than 90 days prior to the date of the annual meeting or, if later, the 10th day following the date on which public disclosure of the annual meeting date is first made. Further updates and supplements to such notice may be required at the times and in the forms required under our bylaws. As set forth in our bylaws, submissions must include the name and address of the proposed nominee, information regarding the proposed nominee that is required to be disclosed in a proxy statement or other filings in a contested election under Section 14(a) of the Exchange Act, information regarding the proposed nominee's indirect and direct interests in shares of Calix's common stock, and a completed and signed questionnaire, representation and agreement of the proposed nominee. Our bylaws also specify further requirements as to the form and content of a stockholder's notice. We recommend that any stockholder wishing to make a nomination for director review a copy of our bylaws, as amended and restated to date, which is available, without charge, from our Corporate Secretary at 3155 Olsen Drive, San Jose, California 95117 or corporate.secretary@calix.com. The presiding officer at the applicable annual meeting may, if the facts warrant, determine that a nomination was not properly made in accordance with the foregoing and our bylaws, in which case the defective nomination may be disregarded. In addition to satisfying the foregoing requirements under our bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Calix's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 15, 2027.

### *Talent and Compensation Committee*

Our Talent and Compensation Committee is responsible for overseeing the management of risks relating to Calix's executive compensation plans and arrangements. Our Talent and Compensation Committee also oversees our policies related to employee compensation and benefits. Each director serving on our Talent and Compensation Committee is independent within the meaning of the NYSE listing standards and applicable rules and regulations of the SEC.

Our Talent and Compensation Committee as of the Record Date consisted of Messrs. Bowick and Mukherjee and Ms. Makagon, with Mr. Bowick serving as the Talent and Compensation Committee chair. During 2025, the Talent and Compensation Committee met nine times.

Our Talent and Compensation Committee reviews and approves corporate goals and objectives relevant to compensation of the chief executive officer and other executive officers, certifies performance against such corporate goals and objectives and sets the compensation of our executive officers. The Talent and Compensation Committee oversees executive succession matters, including chief executive officer succession planning, on an annual basis. The Talent and Compensation Committee also administers Calix's stock-based compensation plans, including the grant of stock awards under Calix's equity plans, including the 2010 Equity Incentive Award Plan ("2010 Plan"), Third Amended and Restated 2019 Equity Incentive Award Plan ("2019 Plan"), Second Amended and Restated Employee Stock Purchase Plan ("ESPP") and Stock Purchase and Matching Plan. The Talent and Compensation Committee reviews and evaluates, at least annually, the Talent and Compensation Committee charter and the performance of the Talent and Compensation Committee and its members. The Talent and Compensation Committee operates under a written charter pursuant to applicable standards and rules of the SEC and the NYSE. The Talent and Compensation Committee's written charter is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

In carrying out its responsibilities, the Talent and Compensation Committee may at its discretion retain outside advisors at the Company's expense.

*Talent and Compensation Committee Interlocks and Insider Participation*

Each of Messrs. Bowick and Mukherjee, and Ms. Makagon served on Calix's Talent and Compensation Committee for the entirety of 2025. None of the members of Calix's Talent and Compensation Committee is or was at any time during 2025 an officer or employee of Calix, was formerly an officer of Calix or has engaged in certain related transactions with Calix, as required to be disclosed by SEC regulations. None of Calix's executive officers currently serves or in the past year has served as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on Calix's Board or Talent and Compensation Committee.

### AI and Cybersecurity Committee

The AI and Cybersecurity Committee was constituted by the Board in June 2017 as a Board committee of independent directors responsible for overseeing the management of enterprise security over cyber risks, overall data protection and security breach programs and readiness and our program for data and security breach response and management. The AI and Cybersecurity Committee also oversees risk management associated with the Company's use of AI and its business continuity and disaster recovery program. Each director serving on our AI and Cybersecurity Committee is independent within the meaning of the NYSE listing standards.

Our AI and Cybersecurity Committee as of the Record Date consisted of Messrs. Mukherjee and Peters, and Ms. Makagon, with Mr. Peters serving as the AI and Cybersecurity Committee chair. During 2025, the AI and Cybersecurity Committee met four times.

Our AI and Cybersecurity Committee oversees Calix's management of risks associated with cybersecurity threats. At each AI and Cybersecurity Committee meeting, members of the Company's senior leadership review and update the Committee on information security and data protection governance matters, including assessment of cybersecurity threats and risks, data security programs, data privacy programs and management and mitigation of potential and any actual cybersecurity and information technology risks and breaches. Among other responsibilities, the AI and Cybersecurity Committee also reviews and provides oversight of: the effectiveness of Calix's data breach incident response plan; Calix's cybersecurity risk systems against industry benchmarks and best practices; Calix's cybersecurity insurance coverage; Calix's information security planning and resources to manage changes in Calix's cybersecurity threat landscape, including assessments of the potential impact of cybersecurity risk on Calix's business, operations and reputation; and Calix's business continuity and disaster recovery program. The AI and Cybersecurity Committee's written charter is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

In carrying out its responsibilities, the AI and Cybersecurity Committee may at its discretion retain outside advisors at the Company's expense.

### Strategic Committee

The Board constituted a Strategic Committee in June 2018 as a committee of independent directors with responsibility to oversee our business strategy, strategic direction and objectives.

Our Strategic Committee as of the Record Date consisted of Ms. Crusco and Messrs. Berry and Oosterman, with Mr. Oosterman serving as the Strategic Committee chair. During 2025, the Strategic Committee met eight times.

Among other duties, the Strategic Committee provides oversight over our long-term strategic plan to support our objectives and to create long-term stockholder value and evaluates potential strategic actions and financing strategies. The Strategic Committee also works with management to monitor internal and external risks, threats and potential disruptions to our strategic plan. The Strategic Committee's written charter is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

In carrying out its responsibilities, the Strategic Committee may at its discretion retain outside advisors at the Company's expense.

**Annual Self-Assessment and Board Education**

Annually, the Board and each Board committee conduct a self-assessment to assess the performance and effectiveness of the Board and Board committees, as well as to provide feedback on individual directors. The chairman of the Board leads discussions and actions related to the self-assessments. The Board is committed to ongoing director education and advancement. To that end, the Company has a written Board education policy and provides its directors with membership in the National Association of Corporate Directors ("NACD") to assist them in remaining current with best practices and developments in board oversight and corporate governance, as well as opportunities to participate in NACD fellowship programs on leading boardroom practices and commitment to boardroom excellence.

**Board Oversight Over Risks**

The Board has an active role, as a whole and also at the committee level, in overseeing management of Calix's risks, including financial risks, cybersecurity risks, credit and liquidity risks, legal and regulatory risks and operational risks, including risks that may impact continuity of our business in the event of disruptions or disasters that may materially impact our business. The Board is responsible for general oversight of risks and regularly reviews information from management who is responsible for the day-to-day processes and operations to manage and mitigate risks.

The Audit Committee has primary responsibility for oversight over management's processes over financial, credit and liquidity, legal and regulatory risks, including the Company's compliance program; the Nominating and Corporate Governance Committee oversees corporate governance and management of our ESG and public company governance risks; the Talent and Compensation Committee is responsible for risk assessments over Calix's compensation practices and policies, including incentivizing and retention of executive officers; the AI and Cybersecurity Committee oversees Calix's overall business continuity and disaster recovery, including management of risks associated with AI, cybersecurity, privacy and data breach threats; and the Strategic Committee has oversight over internal and external risks to our strategic plan. While Board committees have responsibility for evaluating certain areas of risks and overseeing the management of such risks, the entire Board retains overall responsibility and remains regularly informed through committee reports about such risks.

*Code of Conduct and Compliance*

We are committed to the conduct of our business to the highest standards of ethics and integrity as reflected in our Code of Conduct. All of our directors, officers and employees annually review our Code of Conduct and are expected to comply with our Code of Conduct, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. Under our Code of Conduct, we have established a compliance hotline that is operated by an independent third party to receive complaints about any accounting, internal control or auditing matters as well as compliance, ethical or other matters of concern (including on an anonymous basis where permitted under applicable law). Annually, our Audit Committee reviews our Code of Conduct and related policies and processes with management. Our Code of Conduct is available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

*Risk Assessment of Compensation Practices and Policies*

We have assessed, with input from outside consultants, and discussed with the Talent and Compensation Committee our compensation policies and practices for our employees as they relate to risk management. Based upon this assessment, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on the Company.

Our employees' base salaries are fixed in amount and thus we do not believe that they encourage excessive risk-taking. While performance-based cash incentives and sales-based incentives focus on achievement of short-term or annual goals, we believe that our performance-based cash incentives and sales-based incentives appropriately balance risk and the desire to focus employees on specific goals important to our growth and long-term success. We believe these programs also do not encourage unnecessary or excessive risk taking as the potential payout is limited, with payouts on performance-based cash incentives for our executives generally limited to 100% of target and payouts of greater than target based on limited incremental achievement above 100% of target. Further, such programs represent only one portion of the total compensation opportunities available to most employees, and we believe that our internal policies and controls help mitigate this risk. Employees are also given the opportunity to participate in stock ownership through our employee stock purchase plans to purchase stock at discounted prices, subject to limits and holding periods stated in the plans, which we believe help align employee performance with creation of long-term stockholder value.

A significant portion of the compensation provided to senior management is in the form of long-term equity-based incentives that are conditioned on achievement of one or more annual financial performance targets that we believe are important to help further align management's interests with those of our stockholders. We do not believe that these equity-based incentives encourage unnecessary or excessive risk taking because their ultimate value is tied to our financial performance and stock price and vesting of such equity awards are generally over a four-year period.

The statements regarding the risks arising from our compensation policies and practices contain forward-looking statements that involve substantial risks and uncertainties. We have based these forward-looking statements on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

**Communications with the Board**

Stockholders and other interested parties may communicate with the Board or any specified individual directors. Such correspondence should be sent to the attention of the Board or specific directors, c/o Corporate Secretary, 3155 Olsen Drive, San Jose, California 95117 or corporate.secretary@calix.com.

**SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT**

The following table presents information as to the beneficial ownership of our common stock as of March 17, 2026 for:

- each stockholder known by us to be the beneficial owner of more than 5% of our common stock;

- each of our directors and director nominees;

- each NEO as set forth in the Summary Compensation Table in this Proxy Statement; and

- all current executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of our common stock subject to options that are currently exercisable or exercisable within 60 days of March 17, 2026 and restricted stock units ("RSUs") that vest within 60 days of March 17, 2026, are deemed to be outstanding and to be beneficially owned by the person holding the options or RSUs for the purpose of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Percentage ownership of our common stock in the table is based on 64,609,498 shares of our common stock outstanding on March 17, 2026. Unless otherwise indicated, the address of each of the individuals and entities named below is c/o Calix, Inc., 3155 Olsen Drive, San Jose, California 95117.

| | Shares of Common Stock Beneficially Owned (1) | | | | |
|---|---|---|---|---|---|
| Name of Beneficial Owner | Common Stock (#) | | Options Exercisable Within 60 Days (#) | Total Number of Shares Beneficially Owned (#) | Percent of Outstanding Shares (%) |
| **5% Stockholders:** | | | | | |
| AllianceBernstein L.P.<br>501 Commerce Street<br>Nashville, TN 37203 | 2,238,826 | (2) | | 2,238,826 | 3.47% |
| BlackRock, Inc.<br>50 Hudson Yards<br>New York, NY 10001 | 9,671,059 | (3) | | 9,671,059 | 14.97% |
| **Named Executive Officers:** | | | | | |
| Michael Weening | 16,556 | | 1,340,727 | 1,357,283 | 2.06% |
| Cory Sindelar | 103,994 | | 1,323,062 | 1,427,056 | 2.16% |
| John Durocher | 2,367 | (5) | 390,641 | 393,008 | * |
| Shane Eleniak | — | | 980,307 | 980,307 | 1.49% |
| J. Matthew Collins | — | (6) | 1,030,358 | 1,030,358 | 1.57% |
| **Non-Employee Directors:** | | | | | |
| Carl E. Russo | 5,676,040 | (4) | 987,597 | 6,663,637 | 10.16% |
| Kevin Peters | 130,717 | | 39,478 | 170,195 | * |
| Michael J. Berry | 4,689 | (7) | — | 4,689 | * |
| Christopher J. Bowick | 66,616 | | 39,478 | 106,094 | * |
| Kathleen Crusco | 59,394 | | 39,478 | 98,872 | * |
| Kira Makagon | 38,964 | | 39,478 | 78,442 | * |
| Rajatish Mukherjee | 4,689 | | 25,201 | 29,890 | * |
| Wade Oosterman | 7,189 | | 7,317 | 14,506 | * |
| **All Current Directors, Director Nominees and Executive Officers as a Group (13 persons)** | 6,111,215 | | 6,243,122 | 12,354,337 | 17.44% |

* Represents beneficial ownership of less than one percent of the outstanding shares of common stock.

(1) Shares shown in the table include shares held in the beneficial owner's name or jointly with others, or in the name of a bank, nominee or trustee for the beneficial owner's account.

(2) The information was based upon a Schedule 13G filed with the SEC on February 5, 2025 by AllianceBernstein L.P. AllianceBernstein has sole voting power with respect to 1,824,615 shares; sole dispositive power over 2,237,021 shares; and shared dispositive power over 1,805 shares. The shares are held solely for investment purposes on behalf of client discretionary investment advisory accounts. The principal business address of AllianceBernstein L.P. is 501 Commerce Street, Nashville, TN 37203.

(3) The information was based upon a Schedule 13G/A filed with the SEC on July 18, 2025 by BlackRock, Inc. BlackRock, Inc. has sole voting power with respect to 9,561,663 of these shares; and sole dispositive power over 9,671,059 of these shares. The shares reported as being beneficially held by BlackRock, Inc. may be held by one or more of its subsidiaries: Blackrock Life Limited; BlackRock Advisors, LLC; Aperio Group, LLC; Blackrock (Netherlands) B.V.; Blackrock Fund Advisors; Blackrock Institutional Trust Company, N.A.; Blackrock Asset Management Ireland Limited; Blackrock Financial Management, Inc.; Blackrock Japan Co., Ltd.; Blackrock Asset Management Schweiz AG; Blackrock Investment Management, LLC; Blackrock Investment Management (UK) Limited; BlackRock Asset Management Canada Limited; Blackrock Investment Management (Australia) Limited; or Blackrock Fund Managers Ltd. The principal business address of BlackRock, Inc. is 50 Hudson Yards, New York, NY 10001.

(4) The information was based upon a Schedule 13G filed with the SEC on February 13, 2024 by Carl E. Russo, and a Form 4 filed with the SEC on February 26, 2026. Russo has sole voting power with respect to 5,676,040 shares, shared voting power over 13,782 shares, sole dispositive power over 5,676,040 shares, and shared dispositive power over 13,782 shares. Includes 1,669,188 shares held by The Crescentico Trust, Carl Russo, Trustee; and 13,782 shares held by Equanimous Investments. The managing members of Equanimous Investments are Carl Russo and

Tim Pasquinelli. These individuals may be deemed to have shared voting and investment power over the shares held by Equanimous Investments. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein. The address of each of The Crescentico Trust, Carl Russo, Trustee; and Equanimous Investments is 1960 The Alameda Suite 150, San Jose, California 95126.

(5)     Mr. Durocher was appointed chief operating officer in November 2025.

(6)     As disclosed below, Mr. Collins served as our chief commercial operations officer ("CCOO") until his passing in May 2025.

(7)     Mr. Berry was elected to the Board as a Class III director in May 2025.

**PROPOSAL NO. 1**

**ELECTION OF DIRECTORS**

Our Amended and Restated Certificate of Incorporation provides that our Board shall be divided into three classes, with the directors in each class having a three-year term. Unless the Board determines that vacancies (including vacancies created by increases in the number of directors) shall be filled by the stockholders, and except as otherwise provided by law, vacancies on the Board may be filled only by the affirmative vote of a majority of the remaining directors. A director elected by the Board to fill a vacancy (including a vacancy created by an increase in the number of directors) shall hold office until the next election of the class for which such director shall have been chosen.

As of March 27, 2026, the date this Proxy Statement is made available, the Board consists of nine directors, divided into the following three classes:

- **Class I directors**: Kathleen Crusco, Carl Russo and Michael Weening, whose current terms will expire at the 2026 Annual Meeting;

- **Class II directors**: Rajatish Mukherjee, Wade Oosterman and Kevin Peters, whose current terms will expire at the 2027 Annual Meeting; and

- **Class III directors**: Michael J. Berry, Christopher J. Bowick, and Kira Makagon, whose current terms will expire at the 2028 Annual Meeting.

Our Nominating and Corporate Governance Committee has recommended, and our Board has approved, Kathleen Crusco, Carl Russo and Michael Weening as nominees for reelection as Class I directors at the Annual Meeting. Ms. Crusco and Messrs. Russo and Weening have each agreed to stand for reelection a Class I director. Each director to be elected will hold office from the date of such director's election by the stockholders until the third subsequent annual meeting of stockholders or until his or her successor is elected and has been qualified, or until such director's earlier death, resignation or removal. Shares of common stock represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the three Class I director nominees named above.

The Board expects each of the nominees to be available for election to the Board at the Annual Meeting. In the event that any nominee should be unable to serve or for good cause will not serve, such shares will be voted for the election of such substitute nominee as the Board may propose. Each person nominated for election has agreed to serve if elected, and management has no reason to believe that any nominee will be unable to serve. Directors are elected by a plurality of the votes cast at the meeting.

**Our Director Nominees and Board of Directors**

At least annually, our Nominating and Corporate Governance Committee reviews the skills and characteristics of directors and the mix of skills and experience of the Board in the context of our business strategy, growth initiatives and our customers and target market, our business and operating requirements and the long-term interests of our stockholders. In doing so, the Nominating and Corporate Governance Committee seeks a board composition that can best perpetuate the success of the business and represent stockholder interests. The Committee also considers the tenure of our directors and seeks to maintain a balance of longer tenured directors with deep institutional knowledge and newer directors who bring new perspectives to the Board. See "*Board Meetings and Committees — Nominating and Corporate Governance Committee*" above regarding the Nominating and Corporate Governance Committee's evaluation and selection of director nominees.

The Board believes that all the nominees for reelection and election are highly qualified and have the skills and experience required for effective service on the Board. Ms. Crusco serves on our Strategic Committee and Audit Committee as an audit committee financial expert and brings substantial expertise and knowledge in cybersecurity, financial matters and the leadership of complex organizations. Mr. Russo serves as our Chairman of the Board and brings significant public company executive leadership experience as well as extensive knowledge of the telecommunications industry. Mr. Weening serves as our president and chief executive officer and brings substantial expertise and knowledge regarding compensation, cybersecurity, privacy and software platform technologies. We believe the skills and attributes of these nominees complement the expertise, background and experience of our other continuing directors.

Biographical information describing the qualifications and relevant experience, skills and attributes of our Class I nominees and our other current directors who will continue in office after the Annual Meeting as of March 27, 2026, is set forth below.

## Nominees for Election to a Three-Year Term Expiring at the 2029 Annual Meeting of Stockholders

| **Kathleen Crusco** | **Audit Committee Chair** |
| --- | --- |

**Independent director**

**Age:** 61

**Director since** 2017

**Calix Board committees**:
- Audit (Chair and Audit Committee financial expert)
- Strategic

**Other current public company directorships and committees**:
- TD Synnex Corporation (Chair Audit committee) and Nominating Committee

Ms. Crusco brings to our Board a wealth of experience instilling operational rigor at leading technology companies.

In September 2025, Ms. Crusco joined Bonterra Tech LLC as chief financial officer. From December 2017 until January 2020, Ms. Crusco served as executive vice president and chief financial officer at Kony, Inc., a privately-held mobile applications solutions provider, which was acquired by Temenos, a banking software company. From August 2016 until November 2017, Ms. Crusco served as executive vice president, chief operating officer and chief financial officer at Epicor Software Corporation, a privately-held software company. Ms. Crusco joined Epicor in May 2011 when the company merged with Activant Solutions Inc., a business management software company where she served as senior vice president and chief financial officer from May 2007 to November 2010, then as executive vice president and chief financial officer. Before joining Activant, she worked for Polycom from 2002 to 2007, rising to the role of vice president of worldwide finance during her tenure. Ms. Crusco has also held a variety of financial roles at Documentum, Inc., Adaptec, Inc. and Price Waterhouse LLP.

Ms. Crusco holds a Bachelor of Science in Business Administration with an emphasis in accounting from California State University, Chico.

| **Carl Russo** | **Chairman of the Board** |
| --- | --- |

**Chairman of the Board**

**Age**: 69

**Director since** 1999

**Calix Board committees**: none

**Other current public company directorships**: none

Mr. Russo has served as Calix's Chairman of the Board since July 2021. Previously, he served as chief executive officer from December 2002 until September 2022 and has also served as president from December 2002 to January 2021. Mr. Russo brings substantial expertise and knowledge regarding our business strategy, markets and operations to Calix's board of directors. He also brings to the Board an extensive background in the telecommunications and networking technology industries.

From November 1999 to May 2002, Mr. Russo served as vice president of optical strategy and group vice president of optical networking of Cisco Systems, Inc. From April 1998 to October 1999, Mr. Russo served as president and chief executive officer of Cerent Corporation, which was acquired by Cisco. From April 1995 to April 1998, Mr. Russo served in various capacities, including as chief operating officer, at Xircom, Inc., which was acquired by Intel Corporation. Previously, Mr. Russo served as senior vice president and general manager for the hyperchannel networking group of Network Systems Corporation and as vice president and general manager of the data networking products division of AT&T Paradyne Corporation. Mr. Russo served on the board of directors of Vital Network Services, Inc., a privately-held company delivering network lifecycle services, and Xirrus, Inc., a privately-held company providing products that enable high-performance wireless networks.

Mr. Russo attended Swarthmore College and previously served on its board of managers.

**Michael Weening**                                                          **President and Chief Executive Officer**

**Director**

**Age:** 57

**Director since** 2023

**Calix Board committees**: none

**Other current public company directorships**: none

Mr. Weening has served as Calix's president and chief executive officer since October 2022. As Calix's president and chief executive officer, Mr. Weening brings substantial experience and knowledge regarding our business strategy, markets and operations to Calix's board of directors. He also brings to the Board an extensive background in the telecommunications and networking technology industries.

From January 2021 until September 2022, Mr. Weening served as president and chief operating officer at Calix; as executive vice president and chief operating officer from August 2020 until January 2021; as executive vice president, global operations from January 2019 until August 2020; and as executive vice president in various capacities over our field operations and sales and marketing organizations from June 2016 until January 2019.

Prior to joining Calix, Mr. Weening held various sales executive leadership roles at Salesforce, Inc., a customer relationship management company. From August 2014 until June 2016, Mr. Weening served as senior vice president of global customer success and services at Salesforce, and from May 2012 until August 2014 as senior vice president of customer and sales growth in Japan and Asia Pacific at Salesforce. From May 2009 until May 2012, Mr. Weening served as vice president of business sales at Bell Mobility in Canada. Prior to joining Bell Mobility, Mr. Weening also held various sales leadership roles at Microsoft Corporation in Canada and the United Kingdom.

Mr. Weening holds a Bachelor of Arts in Business Administration from Brock University.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH CLASS I DIRECTOR NOMINEE NAMED ABOVE.**

## Current Directors Continuing in Office Until the 2027 Annual Meeting of Stockholders

**Rajatish Mukherjee**

| | |
|---|---|
| **Independent director**<br><br>**Age**: 49<br><br>**Director since** 2022<br><br>**Calix Board committees**:<br>• AI and Cybersecurity<br>• Talent and Compensation<br><br>**Other current public company directorships**: none | Mr. Mukherjee brings to our Board more than 20 years of experience in global platform and software companies focused on the small and midsize business ("SMB") market.<br><br>Mr. Mukherjee serves as senior vice president of Product and Technology at PayPal, Inc.<br><br>He previously served as executive vice president and general manager for Employer at Indeed from February 2022 through February 2025, where he was responsible for shaping product and go-to-market priorities for millions of employers, from small business customers to enterprise organizations, around the world to help them match and connect with talent to hire with speed and simplicity. Mr. Mukherjee previously served as general manager of SMB at Indeed, where he oversaw product growth in the SMB segment and international markets from February 2022 to February 2024, and prior to that as senior vice president of Product at Indeed from June 2016 to February 2022. Prior to joining Indeed, Mr. Mukherjee was senior vice president of Product at GoDaddy from 2013-2016 where he was responsible for helping their customers build successful businesses online. He has significant experience with SMB customers and led multiple successful acquisitions for the company. Previously, Mr. Mukherjee worked on the Enterprise Platform team at Google from 2011-2012 where he led Product Management for Domains for Google Apps and Google Drive for enterprises. From 2008-2011 he was a senior product manager for the Online Services division at Microsoft with responsibility for product and business strategy for Office 365.<br><br>Mr. Mukherjee holds a joint Master of Business Administration from the Haas School of Business at the University of California at Berkeley & the Columbia Business School. He also has a Bachelor's degree in Computer Science & Engineering from Jadavpur University. |

| **Wade Oosterman** | **Strategic Committee Chair** |
|---|---|
| **Independent director**<br><br>**Age**: 65<br><br>**Director since** 2024<br><br>**Calix Board committees**:<br>• Nominating and Corporate Governance<br>• Strategic (Chair)<br><br>**Other current public company directorships and committees**:<br>• Stagwell, Inc. (chair of audit)<br>• Telephone & Data Systems Inc. (audit; compensation and human resources) | Mr. Oosterman brings substantial experience, expertise and qualifications gained in executive leadership roles at BCE, Canada's largest communications provider, and other publicly traded communications companies over a 30 year period. He has proven global expertise in the wireless, residential and small business segments, extensive background in media, including television, radio, digital, deep brand and marketing experience. He has also developed a reputation as a leader in social and digital media, video streaming platforms, smart data and the Internet of Things.<br><br>Mr. Oosterman is president and chief executive officer of Peyden Inc., a private investment company with holdings in technology, real estate, and media. Prior to that time, Mr. Oosterman was vice chairman of Bell Canada, Canada's largest telecommunications service provider, from 2018 through January 2024. Mr. Oosterman was also president of Bell Media, Canada's largest media company, from January 2021 until January 2024. Mr. Oosterman previously served as president of Bell Mobility from 2006 to 2018, as president of Bell Residential Services from 2010 to 2018 and as chief brand officer of Bell Canada, and BCE, from 2006 to 2020. Prior to joining Bell Canada, Mr. Oosterman served as chief marketing and brand officer for TELUS Corp., and executive vice president, Sales and Marketing for TELUS Mobility. In 1987, Mr. Oosterman co-founded Clearnet Communications Inc. and served on its board of directors from 1987 until the successful sale of Clearnet to TELUS Corp. in 2000.<br><br>Mr. Oosterman has served on the boards of directors of Stagwell, Inc., a global marketing services provider, since 2020, and Telephone Data Systems Inc., a U.S. telecom provider, since 2019. He has also served on the boards of directors of EnStream, a joint venture of the three largest Canadian telecom providers engaged in the business of mobile payments and identity verification, from 2006 to 2023, Ingram Micro from 2013 to 2016, and Virgin Mobile Canada from 2006 to 2009.<br><br>Mr. Oosterman has Bachelor of Arts' degree in Economics and Finance from University of Western Ontario and holds a Master of Business Administration from University of Western Ontario – Richard Ivey School of Business. |

**Kevin Peters** | **Lead Independent Director; AI and Cybersecurity Committee Chair; Nominating and Corporate Governance Committee Chair**

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**Independent director**

**Age**: 61

**Director since** 2014

**Calix Board committees**:
- Audit (Audit Committee financial expert)
- AI and Cybersecurity (Chair)
- Nominating and Corporate Governance (Chair)

**Other current public company directorships**: none

Mr. Peters brings to our Board a wealth of leadership as well as business and industry experience gained over the course of a 28-year career with AT&T, one of world's largest communications companies. Mr. Peters last served as president, chief executive officer and board member of Titanium Software, a privately-held technology company, from June 2022 through his retirement in March 2023.

Mr. Peters formerly served as president and chief executive officer of NetNumber Inc., from February 2018 to July 2022, and has served as a board member since April 2015. Previously, Mr. Peters served as executive vice president, global customer service for AT&T, Inc., from 2012 until his retirement in 2014. Mr. Peters joined AT&T in 1986, and held various functional roles, including in information technology, sales, engineering and finance until 2000. Mr. Peters then served as vice president, local network planning and project management in 2001. During his subsequent career at AT&T, Mr. Peters served in the following capacities: senior vice president, network engineering from 2003 until 2004; senior vice president, global network technology program management, AT&T Labs in 2005; senior vice president-enterprise systems and software engineering in 2006; executive vice president, global network operations from 2006 until 2009; and chief marketing officer, business from 2010 until 2011. Since retiring, Mr. Peters has provided advisory services to a number of companies, including Accenture, a global management consulting and professional services firm, J&L Group, a privately-held telecommunications company and the Howe School of Business, Stevens Institute of Technology.

In addition to the other current directorships described, Mr. Peters also currently volunteers and serves on the board of directors of the Crandon Lakes Country Club and the Yogi Berra Museum and Learning Center.

Mr. Peters holds a Master of Business Administration with honors (Beta Gamma Sigma) from Columbia University, a Master of Science in Telecommunications Engineering from Stevens Institute of Technology, a Bachelor of Science in Psychology from Fairfield University and attended the Harvard University Advanced Management Program. Mr. Peters also holds a Certificate in Cybersecurity Oversight from the Software Engineering Institute at Carnegie Mellon University.

**Current Directors Continuing in Office Until the 2028 Annual Meeting of Stockholders**

**Michael J. Berry**

| | |
|---|---|
| **Independent director**<br><br>**Age**: 62<br><br>**Director since** 2025<br><br>**Nominee to Calix Board committees**:<br>• Audit (Audit Committee financial expert)<br>• Strategic<br><br>**Other current public company directorships and committees**:<br>• Rapid7 (chair of audit) | Mr. Berry is a technology industry veteran, who brings to our Board more than 30 years of finance, operations and general management experience at global software, cloud and appliance businesses.<br><br>Mr. Berry currently serves as chief financial officer for MongoDB, Inc., a position he has held since May 2025. From March 2020 to May 2025, he served as executive vice president and chief financial officer of NetApp, Inc.. Before joining NetaApp, he served as executive vice president and chief financial officer for McAfee LLC; executive vice president, chief financial officer, and chief operating officer at FireEye; executive vice president and chief financial officer for Informatica; and led finance and other operations for several technology companies, including IO Data Centers, SolarWinds, Inc. and i2 Technologies, Inc.<br><br>Mr. Berry serves on the board of directors of Rapid7, Inc., an extended risk and threat detection cybersecurity company, as chair of its audit committee. He has notified Rapid7 that he does not intend to stand for re-election when his term expires in June 2026.<br><br>Mr. Berry holds a Master of Business Administration from the University of St. Thomas. He also has a Bachelor of Arts' degree in finance from Augsburg University. |

**Christopher J. Bowick** **Talent and Compensation Committee Chair**

| | |
|---|---|
| **Independent director**<br><br>**Age**: 70<br><br>**Director since** 2014<br><br>**Calix Board committees**:<br>• Nominating and Corporate Governance<br>• Talent and Compensation (Chair)<br><br>**Other current public company directorships**: none | Mr. Bowick brings to our Board extensive experience in advising and managing companies in the technology and telecommunications industries. Mr. Bowick is principal of The Bowick Group, LLC, where he provides technology, product, business and executive-development advice and counsel to clients in the cable television and telecommunications industries.<br><br>From 1998 until his retirement in 2009, Mr. Bowick held various positions at Cox Communications. Mr. Bowick joined Cox in 1998 as vice president, technology development, and was named senior vice president of engineering and chief technical officer in 2000. Mr. Bowick retired as chief technology officer of Cox in June of 2009. At Cox, Mr. Bowick was responsible for strategic technology planning, day-to-day technical operations and the development and deployment of technology solutions for the company's video, voice, high speed data and wireless products, including the development and deployment of telecommunications services, such as circuit-switched telephone, voice over IP, high-speed data, digital video, HDTV, video-on-demand and interactive television. Mr. Bowick was also responsible for network engineering and network operations for Cox's nation-wide network infrastructure including its national backbone, Metropolitan Area Networks and HFC networks. Prior to joining Cox, Mr. Bowick served as group vice president of technology and chief technical officer for Jones Intercable, Inc., while simultaneously serving as president of Jones Futurex, a designer and manufacturer of triple DES, PC-based hardware encryption devices and provider of contract manufacturing services. Prior to Jones, Mr. Bowick served as vice president of engineering for Scientific Atlanta's Transmission Systems Business Division, and as a design engineer for Rockwell International, Collins Avionics Division.<br><br>Mr. Bowick formerly served on the board of directors of VIXS Systems Inc., a publicly-held company.<br><br>Mr. Bowick holds a Master of Business Administration from the University of Colorado and a Bachelor of Science in Electrical Engineering from the Georgia Institute of Technology. |

**Kira Makagon**

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**Independent director**

**Age**: 62

**Director since** 2017

**Calix Board committees**:
• AI and Cybersecurity
• Talent and Compensation

**Other current public company directorships**: none

Ms. Makagon brings to the Board extensive experience in global platform strategy, technology, cybersecurity, operations and high technology executive leadership. Since February 2025, Ms. Makagon has served as president and chief operating officer at RingCentral, Inc., a publicly-held provider of cloud-based global collaborative communications solutions, and previously served as RingCentral's executive vice president and chief innovation officer from July 2019 until February 2025, and executive vice president of innovation from August 2012 to July 2019.

From January 2012 to July 2012, Ms. Makagon served as the senior vice president of products of iCrossing, a global digital marketing agency owned by Hearst Corporation. From June 2009 to December 2011, she held various executive leadership roles at Red Aril, Inc., an online media technology company, serving as founder, chief executive officer and member of the board of directors from June 2009 to April 2010, and president from April 2010 to December 2011. Prior to joining Red Aril, Ms. Makagon held various executive leadership roles at NebuAd, Inc., an online data and media company, serving as co-founder and president from September 2006 to July 2008, chief executive officer from August 2008 to December 2008, and consultant and board member from January 2009 to May 2009. Ms. Makagon has also served in various roles at Exigen Group, a provider of SaaS workflow platforms and call center solutions, including president, ventures and alliances, and executive vice president, marketing and business development, as well as serving on the board of directors. Prior to that, Ms. Makagon co-founded and held key executive positions in flagship online marketing and CRM companies, including Octane Software, which was acquired by E.Epiphany, and Scopus Technology, where she brought multiple generations of CRM products to market.

Ms. Makagon holds a Bachelor of Science in computer science and a Master of Business Administration from the University of California, Berkeley.

There are no family relationships among any directors, director nominees or executive officers of Calix.

## Our Executive Officers

The following is biographical information for our current executive officers who were not discussed above.

| Name | Age | Position(s) |
|---|---|---|
| Cory Sindelar | 57 | chief financial officer |
| John Durocher | 59 | chief operating officer |
| Shane Eleniak | 58 | chief product officer |

**Cory Sindelar** has served as Calix's chief financial officer ("CFO") and principal accounting officer since October 1, 2017, and previously served as Calix's interim chief financial officer and principal accounting officer from May 31, 2017 to September 30, 2017. Prior to joining Calix, Mr. Sindelar served as the chief financial officer at several technology companies since 2006, including Ikanos Communications, a public broadband semiconductor company, and Violin Memory, Inc., a public data storage company. From 2003 to 2006, Mr. Sindelar held various finance positions at EMC Corporation. From 2000 to 2003, Mr. Sindelar was vice president, corporate controller and principal accounting officer at Legato Systems, Inc., an enterprise software company, which was acquired by EMC. Mr. Sindelar holds a Bachelor of Science in Business Administration with an emphasis in accounting from Georgetown University.

**John Durocher** has served as Calix's chief operating officer ("COO") since November 2025. From March 2023 to November 2025, Mr. Durocher served as Calix's chief customer officer. From September 2006 to February 2023, he served as executive vice president of customer success for Salesforce Inc. Before joining Salesforce, Mr. Durocher served with Accenture plc's financial services practice. He has a Bachelor of Science degree in Management from Clarkson University.

**Shane Eleniak** has served as Calix's chief product officer ("CPO") since January 2023. Mr. Eleniak previously served as executive vice president of products from September 2021 until December 2022. In this role Mr. Eleniak is responsible for all of Calix's products – appliances, platform, cloud and managed services – and leads the teams responsible for Product Strategy, Product Management, Engineering, Cloud Operations and Technology. From January 2020 to September 2021, he served as our senior vice president, Revenue Edge Products. From August 2018 to January 2020, he served as our senior vice president, Platforms. From May 2017 to July 2018, he served as our vice president, systems products. From May 2015 to April 2017, Mr. Eleniak served as our vice president, product line leadership. Prior to joining Calix, he was the group vice president of the advanced broadband solutions (ABS) business unit at CommScope, responsible for their edge, access and CPE products, from March 2010 to May 2015. Earlier in his career, he was EVP of marketing and business development for Alloptic where he was the corporate officer responsible for all product and commercial operations. He previously held several key executive management positions in marketing, product management, business development and engineering at such industry leaders as Corrigent Systems, Alcatel-Lucent and Telus. He holds a Bachelor of Science in Electrical Engineering from the University of Alberta.

## Independence of the Board

The NYSE prescribes independence standards for listed companies. These standards require a majority of the Board to be independent. They also require each member of the Audit Committee, Nominating and Corporate Governance Committee, and Talent and Compensation Committee of the Board to be independent. No director qualifies as independent unless the Board determines that the director has no direct or indirect material relationship with us. The Board also evaluates each director's independence to serve on our Board and committees under the applicable requirements of the SEC. On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire which requires disclosure of any transactions with us in which the director or executive officer, or any member of his or her immediate family, have a direct or indirect material interest. We also review our relationship with any entity employing a director or on which the director currently serves as a member of the board. After review of all relevant transactions or relationships between each director, or any of his or her immediate family members, and Calix, its senior management and its independent registered public accounting firm, the Board has affirmatively determined that all of Calix's current directors are independent directors within the meaning of the applicable NYSE standards, except for Mr. Russo, Calix's chairman, and Mr. Weening, Calix's president and chief executive officer. All of the committees of our Board are comprised entirely of directors determined by the Board to be independent within the meaning of the NYSE standards and applicable SEC regulations.

**PROPOSAL NO. 2**

**APPROVAL OF SHARE RESERVE INCREASE UNDER THE MATCHING COMPONENT OF THE CALIX, INC. STOCK PURCHASE AND MATCHING PLAN**

We are asking our stockholders to approve an increase in the number of shares of our common stock reserved for issuance under the matching component of the Calix, Inc. Amended and Restated Stock Purchase and Matching Plan (the "Stock Purchase and Matching Plan"). Our Board, upon recommendation of our Talent and Compensation Committee, approved a reduction in the number of shares of our common stock reserved for issuance under the Calix, Inc. Second Amended and Restated Employee Stock Purchase Plan (the "ESPP") by the 1,344,599 shares remaining under the plan, and the indefinite suspension of the ESPP, in each case, subject to stockholder approval of this Proposal No. 2. Our Board, upon recommendation of our Talent and Compensation Committee, correspondingly approved an increase of 672,300 shares issuable under the matching component of the Stock Purchase and Matching Plan in March 2026, subject to stockholder approval, and an increase of 672,300 shares issuable under the purchase component of the Stock Purchase and Matching Plan.

The purpose of the Stock Purchase and Matching Plan is to assist our employees, excluding our executive officers and certain members of senior management, in acquiring a stock ownership interest in the Company pursuant to a plan which is intended to increase employee proprietary interest in our success and to encourage them to remain in the employment of the Company. We believe that the Stock Purchase and Matching Plan aligns employee interests with that of our stockholders, is an important component of the benefits we offer to our employees, and serves as a key recruiting and retention tool in a competitive market. In the past two years, approximately 60% of our employees participated in the Stock Purchase and Matching Plan on average in each offering period ("Offering Period").

There are two components to the Stock Purchase and Matching Plan, a purchase component and a matching component. Under the purchase component, we have reserved 3,595,700 shares of our common stock for issuance. Our employees and employees of our subsidiaries may purchase shares of our common stock for a purchase price equal to the closing trading price of our common stock on the date of purchase. Under the matching component, we have reserved 3,595,700 shares of our common stock, with 672,300 shares subject to stockholder approval of this Proposal No. 2, and we will match each share of our common stock purchased by our and our subsidiaries' employees under the purchase component, with a restricted stock unit or restricted share that, in each case, is subject to vesting on the first anniversary of the purchase of the corresponding share purchased under the purchase component.

We have attempted, in the design of the terms of the Stock Purchase and Matching Plan, to balance considerations of recruiting and retention in a competitive labor market with the costs to our stockholders. We obtained and reviewed an independent compensation consultant's analysis of the potential dilution to stockholders over the term of the Stock Purchase and Matching Plan and potential expense. Based on that information, (i) we have set the number of shares to be reserved under the matching component (3,595,700 shares) such that the aggregate number of shares available under the matching component of the Stock Purchase and Matching Plan is, we believe, reasonable under the standards of many institutional investors; (ii) for each of the four Offering Periods each year we have established the limit on the number of shares that can be acquired under the matching component in an Offering Period to 175,000 matching shares, which will serve to limit dilution to stockholders; and (iii) we anticipate the shares reserved under the matching component of the Stock Purchase and Matching Plan will provide sufficient shares for the matching component reserve under the Plan for approximately four to five years after the Annual Meeting. In addition, the restricted stock unit awards granted under the matching component of the Stock Purchase and Matching Plan generally vest over a period of one year from the date the corresponding share is purchased under the purchase component. We believe that the design of the Stock Purchase and Matching Plan allows us to offer a vehicle through which employees can continue to acquire an ownership interest in the Company on favorable terms and be aligned with stockholders by acquiring equity, while also being mindful of dilution.

Under the purchase component of the Stock Purchase and Matching Plan, eligible employees purchase our common stock through accumulated payroll deductions, and for each share of our common stock purchased, we will grant a restricted stock unit under the matching component of the Stock Purchase and Matching Plan at no cost to the employee that is subject to a one-year vesting period. The Stock Purchase and Matching Plan is not intended to qualify as an "employee stock purchase plan" under Section 423 of the Code.

A copy of the Stock Purchase and Matching Plan is included as Appendix A to this Proxy Statement.

Our stockholders last approved an increase to the shares authorized for issuance under the matching component of the Stock Purchase and Matching Plan of 1,250,000 shares in May 2025.

**Background on Share Reserve Increase Request**

In its determination to approve the increase in the number of shares reserved for issuance pursuant to the matching component of the Stock Purchase and Matching Plan by 672,300 shares, our Board and Talent and Compensation Committee reviewed an analysis prepared by Compensia, its compensation consultant, which included our historical share usage under the Stock Purchase and Matching Plan, certain dilution metrics and the costs of each of the purchase component and matching component of the Stock Purchase and Matching Plan. Specifically, our Board and Talent and Compensation Committee considered the following:

- During the Stock Purchase and Matching Plan's three-month Offering Period ended on November 7, 2025, we issued a total of 200,428 shares out of a maximum of 350,000 shares and saw the number of participants increase 8% over the prior year. Further, participating employees for the Offering Period ended November 7, 2025 elected to contribute an average of 13% of their eligible earnings to purchase shares under the Stock Purchase and Matching Plan. As such, our Board and Talent and Compensation Committee believe that the Stock Purchase and Matching Plan acts, and will act, as an important incentive to both newly hired and existing employees to invest in our common stock and aligning their interests with the interests of our stockholders.

- Based on the Company's hiring plan, we expect continued growth in our employee base. In 2025, the Company increased headcount by approximately 8% to 1,921 employees as of December 31, 2025.

- Our Board and Talent and Compensation Committee considered the dilutive effect of the shares reserved for issuance under both the purchase component and the matching component of the Stock Purchase and Matching Plan and sought to balance such dilutive effect with the benefits of providing sufficient shares to promote employee participation.

- This analysis also informed the decision of the Board and Talent and Compensation Committee to suspend the ESPP indefinitely, effective upon the last purchase on February 14, 2026, subject to the approval of this Proposal No. 2 by our stockholders.

- No more than an aggregate of 175,000 shares may be issued under the matching component on any date shares are purchased at the conclusion of a three-month Offering Period.

In light of the factors described above, and our Board's and our Talent and Compensation Committee's assessment that the ability to continue to offer the opportunity to purchase shares of our common stock under the purchase component and be granted restricted stock units under the matching component is vital to our ability to continue to attract and retain employees in the labor markets in which we compete, our Board and our Talent and Compensation Committee have determined that the size of the increase in the share reserve under the purchase component and the matching component of the Stock Purchase and Matching Plan are reasonable and appropriate at this time.

A summary of the principal provisions of the Stock Purchase and Matching Plan is set forth below. The summary is qualified by reference to the full text of the Stock Purchase and Matching Plan, which is attached as Appendix A to this Proxy Statement.

**Summary of the Stock Purchase and Matching Plan**

*Administration.* The Stock Purchase and Matching Plan will be administered by our Talent and Compensation Committee, which, unless otherwise determined by the Board, will consist solely of two or more members of the Board, each of whom is intended to qualify as a "non-employee director" as defined by Rule 16b-3 of the Exchange Act and an "independent director" under the applicable exchange rules. The Plan "Administrator" has broad authority to construe the Stock Purchase and Matching Plan and to make determinations with respect to the terms and conditions of each Offering Period under the Stock Purchase and Matching Plan, awards, designated subsidiaries and other matters pertaining to Plan administration.

*Shares Available Under the Stock Purchase and Matching Plan.* Under the matching component of the Stock Purchase and Matching Plan, with 672,300 shares subject to the approval of this Proposal No. 2 by our stockholders, the maximum number of shares of our common stock which will be authorized for issuance is 3,595,700 shares. The Board has established a reserve under the purchase component of 3,595,700 shares under the Stock Purchase and Matching Plan. Shares available for issuance under either component of the Stock Purchase and Matching Plan may be authorized but unissued shares or reacquired shares. Our Board has approved a reduction in the number of shares reserved for issuance under the ESPP by 1,344,599 shares and the indefinite suspension of the ESPP, in each case, subject to the approval of this Proposal No. 2 by our stockholders.

*Offerings.* Under the Stock Purchase and Matching Plan, employees have the right to acquire shares of our common stock through payroll deductions accumulated over an Offering Period. The Offering Periods are three-month periods commencing on (i) February 8th and ending on May 7th, (ii) May 8th and ending on August 7th; (iii) August 8th and ending on November 7th; and (iv) November 8th and ending on February 7th of each year, unless otherwise determined by our Talent and Compensation Committee as Administrator of the Stock Purchase and Matching Plan.

*Eligibility and Enrollment.* Any employee of Calix, Inc. (and such present or future subsidiaries of Calix, Inc. as our Board or Talent and Compensation Committee may designate), who (i) is customarily employed more than twenty hours a week; (ii) is customarily employed more than five months per calendar year; and (iii) who is a regular employee during the Offering Period, is eligible to participate in the Stock Purchase and Matching Plan. However, the following employees are ineligible to participate in the Stock Purchase and Matching Plan: our chief executive officer, each senior management employee who reports directly to our chief executive officer and other employees who are members of senior management as identified by the Plan Administrator.

By enrolling in the Stock Purchase and Matching Plan, for Offering Periods that commenced prior to August 8, 2026, a participant is deemed to have elected to (a) purchase the maximum number of whole shares of Calix common stock that can be purchased under the purchase component with the compensation withheld during each Offering Period for which the participant is enrolled and (b) acquire an equal number of shares of our common stock under the matching component that, unless determined otherwise by the Administrator in connection with certain terminations of employment, are subject to a risk of forfeiture in the event the participant terminates employment within the one year period immediately following the date corresponding shares are purchased under the purchase component (the "Restricted Shares"). Unless otherwise determined by the Plan Administrator, Restricted Shares are subject to a risk of forfeiture in the event the participant ceases to be employed prior to the first anniversary of the date the shares are acquired. If a participant ceases to be an eligible employee for any reason during an Offering Period, the participant will be deemed to have elected to withdraw from the purchase component of the Stock Purchase and Matching Plan and any amounts credited to the participant's account will be returned to the participant or the participant's beneficiary in the event of his or her death. If a participant ceases to be employed during the one-year period following an Exercise Date, he or she will retain each share purchased under the purchase component but each Restricted Share under the matching component will be forfeited, subject to the discretion of the Plan Administrator to waive such forfeiture under certain limited circumstances.

Starting with the Offering Period commencing August 8, 2026 and ending on November 7, 2026, by enrolling in the Stock Purchase and Matching Plan, a participant is deemed to have elected to (a) purchase the maximum number of whole shares of common stock that can be purchased under the purchase component with the compensation withheld during each Offering Period for which the participant is enrolled, and (b) acquire an equal number of restricted stock units ("Restricted Stock Units"), each of which represent the right to be issued one share of our common stock, under the matching component that, unless determined otherwise by the Plan Administrator in connection with certain terminations of employment, is subject to a risk of forfeiture in the event the participant terminates employment within the one year period immediately following the date corresponding shares are purchased under the purchase component. If a participant ceases to be an eligible employee for any reason during an Offering Period, the participant will be deemed to have elected to withdraw from the purchase component of the Stock Purchase and Matching Plan and any amounts credited to the participant's account will be returned to the participant or the participant's beneficiary in the event of his or her death. If a participant ceases to be employed during the one-year period following an Offering Period, he or she will retain each share purchased under the purchase component but each Restricted Stock Unit acquired under the matching component will be forfeited, subject to the discretion of the Plan Administrator to waive such forfeiture under certain limited circumstances.

As of February 8, 2026, approximately 1,917 employees in Canada, China, India, the United States and other countries are eligible to participate in the Stock Purchase and Matching Plan. None of our executive officers are eligible to participate in the Stock Purchase and Matching Plan. In addition, consultants and non-employee directors are not eligible to participate in the Stock Purchase and Matching Plan.

*Payroll Deductions.* The payroll deductions made under the purchase component of the Stock Purchase and Matching Plan for each participant may be not less than 1% nor more than 33% of a participant's compensation. Compensation is defined in the Stock Purchase and Matching Plan and generally includes cash remuneration that would be reported as income for federal income tax purposes. A participant may either (i) decrease (but not increase) his or her payroll deduction authorization or (ii) suspend participation once during any Offering Period. By electing to suspend, no additional payroll deductions will be taken; however, the balance of his or her account will be applied to purchase shares as part of the purchase component, and acquire Restricted Stock Units under the matching component, for the Offering Period in which his or her suspension is effective. If a participant wishes, they may increase or decrease the rate of payroll withholding for the next Offering Period by submitting a new election during an Enrollment Period. In addition, employees may contribute up to 50% of new-hire, special performance, promotion, or retention bonuses per pay period. The employee contribution shall not exceed the employee's total net earnings for the pay period.

*Exercise Date; Purchase of Stock.* The "Exercise Date" of each Offering Period under the purchase component occurs on the last trading day of each Offering Period. On the Exercise Date, accumulated payroll deductions for each participant will be used to purchase whole shares of common stock under the purchase component at a purchase price equal to the closing trading price of our common stock on the Exercise Date (the "Purchased Shares"), and we will grant an equal number of Restricted Stock Units under the matching component. On March 17, 2026, the closing price of our common stock on the NYSE was $51.45 per share.

A participant may cancel his or her payroll deduction authorization, and elect to withdraw from the Stock Purchase and Matching Plan by delivering electronic notice of such election to the Company. Upon withdrawal, the participant elects to withdraw all of the funds credited to his or her Stock Purchase and Matching Plan account and cease participation in the current Offering Period for the Stock Purchase and Matching Plan. A participant who ceases contributions to the Stock Purchase and Matching Plan during any Offering Period shall not be permitted to resume contributions to the Stock Purchase and Matching Plan during the same Offering Period.

Unless a participant has previously canceled their participation in the Stock Purchase and Matching Plan in accordance with the terms of the Stock Purchase and Matching Plan, they will be deemed to have exercised their right to purchase and acquire shares in full as of each Exercise Date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the purchase price under the purchase component and acquire an equal number of Restricted Stock Units under the matching component, provided that no more than an aggregate of 175,000 shares may be purchased under the purchase component and an aggregate of 175,000 shares acquired under the matching component on any Exercise Date.

*Restrictions on Transferability.* A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant's account or any rights or interest, including purchase rights, under the Stock Purchase and Matching Plan, and during a participant's lifetime, purchase rights under the Stock Purchase and Matching Plan shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.

In addition, unless otherwise determined by the Plan Administrator, no shares issued pursuant to the Stock Purchase and Matching Plan may be assigned, transferred, pledged or otherwise disposed by the participant until the first anniversary of the Exercise Date upon which such shares were purchased under the purchase component or acquired under the matching component. However, in the event a participant ceases to be an employee of the Company prior to the first anniversary of the Exercise Date upon which the shares were purchased, the Restricted Shares issued, or the Restricted Stock Units awarded, as the case may be, under the matching component will be forfeited (subject to the discretion of the Plan Administrator to waive such forfeiture under certain limited circumstances), and the transfer restrictions applicable to the Purchased Shares under the purchase component will lapse.

*Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger or Asset Sale.* In the event of any stock dividend, stock split, combination or reclassification of shares or any other increase or decrease in the number of shares of common stock effected without receipt of consideration, the Plan Administrator has broad discretion to equitably adjust the number of shares authorized for issuance and rights under the Stock Purchase and Matching Plan to prevent the dilution or enlargement of benefits under the Stock Purchase and Matching Plan and outstanding awards as a result of such transaction.

In the event of a proposed liquidation or dissolution of the Company, the Offering Period then in progress will be shortened by setting a new Exercise Date to occur prior to the consummation of the proposed liquidation or dissolution and will terminate immediately prior to such consummation.

In the event of a proposed merger or asset sale, each outstanding purchase right will be assumed or substituted by the successor corporation. In the event that the successor corporation refuses to assume or substitute the purchase rights, any Offering Period then in progress will be shortened by setting a new Exercise Date to occur prior to the date of the proposed sale or merger.

*Insufficient Shares.* If the total number of shares of common stock which are to be acquired under outstanding rights on any particular date exceed the number of shares then available for issuance under the Stock Purchase and Matching Plan or if the number of shares with respect to which rights are to be exercised exceed the Offering Period Share Limit, the Plan Administrator will make a pro rata allocation of the available shares on a uniform and equitable basis.

*Rights as Stockholders.* A participant will have the rights and privileges of a stockholder of the Company when, but not until, shares have been deposited in the designated brokerage account following exercise of his or her option. However, in the event a dividend is paid in respect of shares prior to the first anniversary of the Exercise Date upon which such shares were purchased or acquired under the Stock Purchase and Matching Plan, then no dividend will be paid on the Restricted Shares unless and until the participant continues employment through such first anniversary, and no dividend will be paid with respect to the Restricted Stock Units.

*Data Privacy.* The Stock Purchase and Matching Plan provides that, as a condition of participation, each participant explicitly consents to the collection, use and transfer, in electronic or other form, of personal data by and among, as applicable, our Company and subsidiaries, including any transfer of this data required to a broker or other third party with whom our Company or any of our Subsidiaries or the participant may elect to deposit any shares, to implement, administer and manage the participant's participation in the Stock Purchase and Matching Plan.

*Amendment and Termination.* Our Board may amend, suspend or terminate the Stock Purchase and Matching Plan at any time. The Plan Administrator may also modify or amend the Stock Purchase and Matching Plan to reduce or eliminate any unfavorable financial accounting consequences that may result from the ongoing operation of the Stock Purchase and Matching Plan. However, the Board may not amend the matching component to increase the number of shares reserved for issuance under the matching component under the Stock Purchase and Matching Plan without obtaining stockholder approval within 12 months before or after such amendment.

## Federal Income Tax Consequences

The Stock Purchase and Matching Plan is not intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. Accordingly, certain tax benefits available to participants in a Section 423 plan are not available under our Stock Purchase and Matching Plan.

For federal income tax purposes, a participant generally will not recognize taxable income on the grant of the right to purchase and acquire shares under the Stock Purchase and Matching Plan, nor will the Company be entitled to any deduction at that time. Upon the purchase of shares under the purchase component of the Stock Purchase and Matching Plan, a participant generally will not recognize taxable income and instead will recognize ordinary income in the amount equal to the fair market value of the shares issued under the Restricted Stock Units under the matching component when the risk of forfeiture on the Restricted Stock Units lapses and the shares underlying the Restricted Stock Units are issued to the participant. The Company will be entitled to a corresponding deduction when the shares underlying the Restricted Stock Units are issued. A participant's basis in Purchased Shares, for purposes of determining the participant's gain or loss on subsequent disposition of such shares of common stock, generally, will be equal to the purchase price paid for such shares. A participant's basis in shares issued following the vesting of the Restricted Stock Units for purposes of determining the participant's gain or loss on subsequent disposition of such shares of common stock, generally, will be the fair market value of the shares of common stock on the date such shares are issued.

Upon the subsequent sale of the shares acquired under the Stock Purchase and Matching Plan, the participant will recognize capital gain or loss (long-term or short-term, depending on how long the shares were held following the date of purchase for Purchased Shares and issuance of the shares under the Restricted Stock Units prior to disposing of them).

The above is a general summary under current law of the material federal income tax consequences to an employee who participates in the Stock Purchase and Matching Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. The summary above does not discuss all aspects of federal income taxation that may be relevant in light of a participant's personal circumstances. Further, this summarized tax information is not tax advice and a participant in the Stock Purchase and Matching Plan should rely on the advice of his or her legal and tax advisors.

**New Plan Benefits**

The shares authorized for issuance under the matching component of the Stock Purchase and Matching Plan applies to future Offering Periods, starting with the Offering Period commencing August 8, 2026 and ending on November 7, 2026. The number of shares of common stock that may be purchased under the purchase component and acquired under the matching component of the Stock Purchase and Matching Plan is not currently determinable and is dependent upon the closing trading price of our common stock on the last day of each future Offering Period and the voluntary election by each eligible employee to participate and the amount of a participant's payroll deductions during an Offering Period.

The following table states the amounts which were received by each of the named individuals and groups under our Stock Purchase and Matching Plan for our last completed year, and the number of shares of common stock purchased under the Stock Purchase and Matching Plan from its inception through March 17, 2026.

| Name and Position | Payroll Deductions Used to Purchase Shares in 2025 ($) (1) | Number of Shares Issued in 2025 (#) (2) | Number of Shares Issued from Inception through March 17, 2026 (2) |
|---|---|---|---|
| Michael Weening (3) president and chief executive officer | — | — | — |
| Cory Sindelar (3) chief financial officer | — | — | — |
| John Durocher (3) chief operating officer | — | — | — |
| Shane Eleniak (3) chief product officer | — | — | — |
| J. Matthew Collins (3) chief commercial operations officer | — | — | — |
| **Executive Group (4)** | — | — | — |
| **Non-Executive Director Group (4)** | — | — | — |
| **Non-Executive Officer Employee Group** | 21,401,359 | 840,245 | 6,101,220 |

(1)　Represents fair market value at date of purchase. The purchase price of the shares was $41.09 for the Offering Period ending February 7, 2025; $42.13 for the Offering Period ending May 7, 2025; $56.68 for the Offering Period ending August 7, 2025; and $64.03 for the Offering Period ending November 7, 2025.

(2)　Includes Purchased Shares and Restricted Shares, less forfeited shares. Restricted Stock Units have not been granted under the Stock Purchase and Matching Plan.

(3)　Messrs. Weening, Sindelar, Collins, Durocher and Eleniak were not eligible to participate in the Stock Purchase and Matching Plan.

(4)　Groups not eligible to participate in the Stock Purchase and Matching Plan.

To be approved, this proposal must receive a "For" vote from the holders of a majority in voting power of the shares of common stock which are present or represented by proxy and entitled to vote on the proposal. Abstentions will have the same effect as an "Against" vote for purposes of determining whether this matter has been approved. Broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" APPROVAL OF THE SHARE RESERVE INCREASE UNDER THE MATCHING COMPONENT OF THE CALIX, INC. STOCK PURCHASE AND MATCHING PLAN AS DISCUSSED ABOVE.**

**PROPOSAL NO. 3**

**APPROVAL ON A NON-BINDING, ADVISORY BASIS OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS ("SAY-ON-PAY")**

We are seeking an advisory vote from our stockholders to approve the compensation paid to our NEOs, as disclosed in this Proxy Statement under the "*Compensation Discussion and Analysis*" ("*CD&A*") section below.

Our Talent and Compensation Committee, with advice and information from its external compensation consultant and consideration of recommendations by our CEO for our executives (other than the CEO), has structured our executive compensation program to stress a pay-for-performance philosophy. The compensation opportunities provided to our NEOs are significantly dependent on Calix's financial performance, the performance of Calix's stock and the NEO's individual performance, which are intended to drive creation of sustainable stockholder value. The Talent and Compensation Committee intends to continue to emphasize what it believes to be responsible compensation arrangements that attract and retain high-caliber executive officers and motivate strong performance to achieve Calix's short- and long-term business strategies and objectives.

Our Board previously determined to hold an advisory "say-on-pay" vote every year. In accordance with this determination and Section 14A of the Exchange Act, you have the opportunity to vote "For" or "Against" or to "Abstain" from voting on the following non-binding resolution relating to executive compensation:

> "RESOLVED, that the stockholders approve, on an advisory basis, the compensation paid to Calix's NEOs as disclosed in Calix's proxy statement for the Annual Meeting of Stockholders under the compensation disclosure rules of the SEC, including the compensation discussion and analysis, compensation tables and narrative discussion of the proxy statement."

In deciding how to vote on this proposal, we encourage you to consider Calix's executive compensation philosophy and objectives, the design principles and the elements of Calix's executive compensation program described in our CD&A below. As described in the CD&A, a guiding principle of our compensation philosophy is that pay should be linked to performance and that the interests of our executives and stockholders should be aligned. Our compensation program is a mix of short- and long-term components, cash and equity elements and fixed and contingent payments in proportions we believe will provide the proper incentives, reward our NEOs, help us achieve our goals and increase stockholder value. For example:

- *NEOs Compensation Aligned with Stockholder Interests and Substantially Tied to Company Performance.* A significant portion of our NEOs' compensation is tied to performance in the form of variable cash and performance-based stock options earned based on stated performance targets tied to achievement of growth in Calix's stock price and Calix's quarterly and annual financial performance along with consideration of an individual executive's performance. From time to time, our Talent and Compensation Committee may choose to award our NEOs with other vehicles to assist with retention or to further align pay and performance, including service-based option grants.

- *Change in Control and Severance Benefits Not Grossed Up.* Calix provides limited change in control and severance benefits to provide NEOs security and to remain competitive in attracting and retaining executive talent. Calix does not provide for any tax gross up to any NEO in connection with any change in control or severance benefits.

- *Clawback Policies.* Calix adopted a clawback policy in May 2019 that applies to all executive officers and covers all compensation under our cash incentive programs as well as all equity awards granted or awarded after the date the policy was adopted. The policy applies in the event our financial statements are restated as a result of material non-compliance with financial reporting rules as defined in the policy and provides our Board with broad discretion as to the actions that may be taken based on circumstances leading to the restatement, including recovery of incentive-based compensation received by an executive officer in excess of what the executive officer would have been paid under the restatement. In November 2023, we adopted a second clawback policy that applies to our executive officers and covers all compensation under our cash incentive programs as well as all equity awards granted or awarded after the date the policy was adopted, in compliance with the SEC's adoption of new rules to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as implemented by NYSE. The policy applies in the event our financial statements are restated as a result of material non-compliance with financial reporting rules as defined in the policy and provides our Board with broad discretion as to the actions that may be taken based on circumstances leading to the restatement, including recovery of incentive-based compensation received by an executive officer in excess of what the executive officer would have been paid under the restatement.

To be approved, on a non-binding and advisory basis, the compensation paid to our NEOs must receive a "For" vote from the holders of a majority in voting power of the shares of common stock which are present or represented by proxy and entitled to vote on the proposal. Abstentions will have the same effect as "Against" votes for purposes of determining whether this matter has been approved. Broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

While your vote on this proposal is advisory and will not be binding, we value the opinions of Calix's stockholders on executive compensation matters and will take the results of this advisory vote into consideration when making future decisions regarding Calix's executive compensation program. Unless the Board modifies its determination of the frequency of future "say on pay" advisory votes, the next "say-on-pay" advisory vote will be held at our Annual Meeting.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION PAID TO THE NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT UNDER THE COMPENSATION DISCLOSURE RULES OF THE SEC.**

# PROPOSAL NO. 4

## RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has engaged KPMG LLP ("KPMG") as our independent registered public accounting firm for the year ending December 31, 2026, and is seeking ratification of such selection by our stockholders at the Annual Meeting. KPMG has audited our financial statements since February 29, 2016. Representatives of KPMG are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our bylaws nor other governing documents or law require stockholder ratification of the selection of KPMG as our independent registered public accounting firm. However, our Audit Committee is submitting the selection of KPMG to our stockholders for ratification as a matter of good corporate practice. If our stockholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain KPMG. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of Calix and its stockholders.

To be approved, the ratification of the selection of KPMG as our independent registered public accounting firm must receive a "For" vote from the holders of a majority in voting power of the shares of common stock which are present or represented by proxy and entitled to vote on the proposal. Abstentions will have the same effect as an "Against" vote for purposes of determining whether this matter has been approved. Broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

### Principal Accountant Fees and Services

The following table provides information regarding the fees for the audit and other services provided by KPMG for the years ended December 31, 2025 and 2024 (in thousands).

|  | Years Ended December 31, | |
|---|---|---|
|  | **2025** | **2024** |
| Audit Fees | $ 2,116 | $ 2,070 |
| Audit-Related Fees | — | — |
| Tax Fees | — | — |
| All Other Fees | — | — |
| Total Fees | $ 2,116 | $ 2,070 |

### *Audit Fees*

KPMG audit fees for 2025 consist of fees billed or expected to be billed for professional services rendered for the audit of our annual consolidated financial statements for the year ended 2025, the audit of the effectiveness of our internal control over financial reporting and the review of our consolidated financial statements included in our Form 10-Q quarterly reports for the year ended 2025. KPMG audit fees for 2024 consist of actual fees for professional services rendered for the audit of our annual consolidated financial statements for the year ended 2024, the audit of the effectiveness of our internal control over financial reporting and the review of our consolidated financial statements included in our Form 10-Q quarterly reports for the year ended 2024. Audit fees also include services that are typically provided by the independent registered public accounting firm in connection with statutory and regulatory filings for our international subsidiaries for those years.

### Pre-Approval Policy and Procedures

Our Audit Committee pre-approves all audit and non-audit services provided by our independent registered public accounting firm. Our Audit Committee may delegate authority to one or more members of the Audit Committee to provide such pre-approvals, provided that such approvals are presented to the Audit Committee at a subsequent meeting. This policy is set forth in the charter of the Audit Committee and available under "Governance" in the Investor Relations section of our website at investor-relations.calix.com.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF KPMG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026.**

**PROPOSAL NO. 5**

**ADVISORY VOTE ON A STOCKHOLDER PROPOSAL TO ADOPT SIMPLE MAJORITY VOTING**

John Chevedden, residing at 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, has informed the Company of the intent to present the proposal set forth below at our Annual Meeting. The number of the Company's securities that the stockholder owns will be provided to stockholders promptly upon request. If the stockholder (or his "qualified representative") is present at the Annual Meeting and properly submits the proposal for a vote, then the stockholder proposal will be voted upon at the Annual Meeting. In accordance with federal securities laws, the stockholder proposal is presented below as submitted by the stockholder and is quoted verbatim. The Company disclaims all responsibility for the content of the proposal and the supporting statement, including other sources referenced in the supporting statement.

**Proposal 5 – Govern by Majority Vote**



Shareholders request that the Board of Directors take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws.

This means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This proposal includes that Calix shall state in its governing documents that it shall not have any super-majority voting standards, which includes default super-majority voting standards, upon adoption of this proposal.

Shareholders are willing to pay a premium for shares of companies that have excellent corporate governance. The supermajority voting requirements, like those of Calix, have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements can be used to block proposals supported by most shareowners but opposed by management.

Unfortunately Calix delayed for one-year the opportunity for its shareholders to vote on this highly supported shareholder proposal topic. Calix is believed to have used dishonest means to cause the one-year delay.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy and Macy's. These votes would have been higher than 74% to 88% if more shareholders had access to independent proxy voting advice.

This proposal topic received 98% support each in 2024 at annual meetings of Domino's Pizza, FMC Corporation, ConocoPhillips, Masco Corporation and Power Integrations.

Please vote yes:

**Govern by Majority Vote – Proposal 5**

## The Board's Statement in Opposition

The Board has considered this proposal and believes that its adoption is not in the best interests of our stockholders. Accordingly, the Board unanimously recommends a vote **AGAINST** this proposal for the following reasons.

***We have an excellent corporate governance structure.***

The Company is firmly committed to good corporate governance and has adopted a wide range of practices and procedures that promote effective governance, oversight and accountability, including:

- 7 of our 9 directors are independent directors under the standards adopted by the SEC and NYSE;

- Each of the five Board committees — Audit, Nominating and Corporate Governance, Talent and Compensation, AI and Cybersecurity, and Strategic — is composed solely of independent directors;

- The Board has appointed a Lead Independent Director who, among other things, presides over executive sessions of the independent directors and the Board when the Chairman is absent; serves as principal liaison between the Chairman and the independent directors; and advises the Board on meeting agendas and materials;

- We have maintained the separation of the roles of Chairman and Chief Executive Officer since 2022; and

- We proactively engage with our stockholders outside of the annual meeting process to ensure important matters are raised and considered by all interested stakeholders, including those relating to the Company's financial performance, executive compensation, governance and long-term strategy.

***The few existing supermajority voting thresholds in our governance documents are in the best interests of our stockholders.***

Under our governance documents, a majority vote is already the voting standard for most matters voted upon by our stockholders. A stricter voting standard is required only for the following matters:

- The removal of directors from office without cause by the stockholders;

- Amendments to our Amended and Restated Bylaws; and

- Amendments to certain provisions of our Amended and Restated Certificate of Incorporation.

These voting standards are intended to maximize long-term value for all stockholders. Requiring a higher voting standard on select matters protects minority stockholders from activist investors who may seek short-term gains that could cause long-term harm to our Company. These higher voting standards also ensure that any person seeking significant change at the Company must be deliberate and build consensus among our stockholders. We believe these requirements can only lead to better-informed decisions that will be in the long-term interest of all of our stockholders.

Consistent with its current practice, the Board will continue to evaluate the future implementation of appropriate corporate governance changes. However, for the reasons discussed above, the Board does not believe it is in the best interests of our stockholders or the Company to implement the current proposal.

To be approved, this proposal must receive a "For" vote from the holders of a majority in voting power of the shares of common stock which are present in person or by proxy and entitled to vote on the proposal. Abstentions will have the same effect as an "Against" vote for purposes of determining whether this matter has been approved. Broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "AGAINST" THE
STOCKHOLDER PROPOSAL TO ADOPT SIMPLE MAJORITY VOTING**

# EXECUTIVE COMPENSATION

**Compensation Discussion and Analysis**

The following Compensation Discussion and Analysis describes and discusses our objectives and policies as well as the material components of our compensation program for our NEOs. For 2025, our NEOs were:

- Michael Weening, president and chief executive officer ("CEO")

- Cory Sindelar, chief financial officer ("CFO")

- John Durocher, chief operating officer ("COO") (1)

- Shane Eleniak, chief product officer ("CPO")

- J. Matthew Collins, former CCOO (2)

(1)     Mr. Durocher was appointed as our COO in November 2025.

(2)     Mr. Collins served as our CCOO until his passing on May 7, 2025.

*Executive Summary*

Calix develops, markets and sells platform, cloud and managed services powered by agentic AI that enable communication service providers ("CSPs") of all types and sizes to transform their businesses into communication experience providers ("CXPs"). Our platform brings together the Calix Agent Workforce™, intelligent appliances, software, cloud solutions and fully integrated SmartLife™ managed services to support simplified business models that help acquire, retain and grow subscribers and revenue.

With deep broadband expertise and an end-to-end approach, from the data center access edge to every residential, business and municipal subscriber location, Calix enables service providers to simplify operations, engagement and service; innovate for their subscribers; and deliver greater value to members, investors and the communities they serve. We serve a diverse global customer base, from smaller regional providers to some of the world's largest service providers, supported by a direct sales model complemented by select resellers. Our customers deploy Calix solutions across a broad range of fiber access and subscriber-premises environments, and our growth depends on expanding adoption of our platform and managed services across both existing and new customer segments.

Our mission is to transform service providers of all types and sizes into CXPs and enable them to simplify, innovate, and grow.

Our compensation and benefits programs reflect our philosophy of compensating and incentivizing all our employees, including our NEOs, in ways that support two primary objectives:

- identify and reward outstanding performance that reflects Calix principles, mission and values and aligns with long-term stockholder value creation; and

- attract, reward and retain exceptional talent in the markets in which we operate.

To help us achieve these objectives, a significant portion of our NEOs' compensation is "at risk" with meaningful upside potential for strong performance as well as downside exposure for underperformance. NEOs with greater responsibilities and ability to directly impact our Company's goals and long-term results bear a greater proportion of the risk if these goals and results are not achieved.

The Calix team delivered strong, disciplined execution throughout 2025 as customers continued to adopt our platform, cloud and managed services to win new subscribers, reduce churn and expand revenue per subscriber. This execution resulted in annual revenue of $1.0 billion, representing 20% year-over-year revenue growth and record gross margin expansion. Remaining performance obligations ("RPOs") increased 18% year-over-year, reinforcing demand visibility and the strength of our platform model. Operational discipline enabled Calix to generate record free cash flow in 2025 and end the year with record cash and investments of $388 million, while continuing to invest in our third-generation platform, agentic AI capabilities and customer success initiatives. A summary of our financial results over the past four years is shown below.





See Appendix B for the GAAP to non-GAAP reconciliation for gross margin and operating income.

*Summary of Executive Compensation Actions Taken in 2025*

- Base salaries were kept flat from 2024 for our CEO and CFO, but increased for our other NEOs by 13.4% to provide better competitive positioning based on their 2024 performance and the complexities of their 2025 responsibilities;

- Target bonus percentages were unchanged from 2024;

- We capped, at two times the NEOs' annual target bonus, the previously uncapped non-GAAP gross margin performance metric in our bonus plan;

- In aggregate we paid bonuses at 108% of target for the bonus plan and an additional amount for the gross margin bonus based on a pool of $2,039,522; and

- Equity grants were 100% in the form of stock options, 50% of which were service-based and 50% of which were performance-based stock options. Service-based stock options provide a measure of retention while continuing a strongly performance-based and stockholder aligned structure, requiring stock price appreciation to deliver value to executives. Performance-based stock options require both achieving financial performance goals plus stock price appreciation to deliver value to executives. 2025 performance-based stock options were earned at 100% of target.

*Summary of Executive Compensation Changes for 2026*

Based on stockholder feedback, we made the following changes to our 2026 executive compensation program:

- Moved to performance stock units ("PSUs") for executives and RSUs for senior management and below, and discontinued the use of performance-based stock options beginning with the 2026 annual grants;

- Adopted stock ownership guidelines for the CEO, other NEOs and other senior management that report to the CEO, beginning in 2026; and

- Removed the separate non-GAAP gross margin component from our bonus plan and incorporated it into our primary bonus plan design with a maximum payout of 200% of the participant's annual bonus target.

### *Annual Stockholder Advisory Vote on Executive Compensation ("Say on Pay")*

We hold an annual advisory, non-binding stockholder vote on executive compensation. At our most recent Annual Meeting of Stockholders, our stockholders approved the compensation of our NEOs through the non-binding say-on-pay proposal with 73.9% of the votes cast in favor.

The Talent and Compensation Committee (the "Committee") considers the results of the annual say-on-pay vote as an important input, together with the Company's financial performance, strategic execution, evolving market practices and the advice of its independent executive compensation consultant when making compensation decisions for our NEOs. The Committee believes executive compensation should be closely aligned with long-term value creation and stockholder experience.

We engage with stockholders throughout the year, including in connection with earnings discussions, strategic updates, capital allocation and governance matters. During the past year, our CFO and investor relations team, and in certain cases also our Chairman conducted outreach and engagement with stockholders representing over 80% of our outstanding shares, with discussions covering financial performance, long-term strategy, capital efficiency, executive compensation and governance practices.

In addition, they conducted off-cycle outreach following our 2025 annual meeting that was specifically focused on eliciting governance and executive compensation-focused feedback from stockholders, resulting in direct engagement with stockholders representing approximately 38% of our outstanding shares. The primary compensation-related feedback we heard from our stockholders related to:

- concerns regarding the dilutive impact of our long-term equity incentives;

- the magnitude of potential bonus payout achievable under our short-term incentive program; and

- the lack of stock ownership guidelines covering executive officers.

We take stockholder feedback seriously and believe our compensation program should continue to evolve in response to investor perspectives and Company performance.

As a result of this engagement, and informed by our say-on-pay vote, earnings-related feedback, and broader stockholder dialogue, the Committee took steps during 2025 and early 2026 to further enhance the stockholder-aligned features of our executive compensation program for 2026, including:

- continued focus on dilution management and responsible equity usage by introducing RSUs and PSUs for senior management and below and discontinued the use of stock options beginning in 2026;

- removed the separate non-GAAP gross margin component from our bonus plan and incorporated it into our primary bonus plan design with a maximum 200% of the participant's annual bonus target; and

- adopted stock ownership guidelines for the CEO, the other NEOs and other senior management reporting to the CEO, beginning in 2026.

### Compensation Philosophy and Practices

Our goal is to attract and retain highly qualified executives to manage and oversee each business function. We strive to find the best talent that will be able to contribute to our long-term success, culture, principles, mission and values and who will promote the long-term interests and growth of our Company. Our compensation philosophy is intended to promote a team-oriented approach as a portion of each NEO's incentive compensation, and is based on achievement against the same performance objectives as our broad-based incentive plan.

We endeavor to maintain sound executive compensation policies, practices and governance standards, consistent with our executive compensation philosophy, as summarized below.

| What we do | |
| --- | --- |
| • Pay-for-Performance Structure | A significant portion of our NEOs' compensation is directly linked to our performance. In particular, their target total direct compensation has a significant long-term equity component that makes a substantial portion of each NEO's target total direct compensation dependent upon both our stock price and our financial performance. |
| • Performance-Based Equity Awards | In 2025, all of our NEOs' annual equity awards were in the form of stock options, 50% of which required achievement of financial metrics, and 100% of which required stock price growth to provide any realizable value. |
| • "Double-Trigger" Change in Control Arrangements | Our change in control compensation arrangements include a "double-trigger" provision that requires both a change in control of the Company and a qualifying termination of employment before any severance or other benefits are paid. All outstanding unvested equity awards have a "double trigger" provision, and it is our expectation that all future equity awards will as well. |
| • Independent Compensation Committee and Compensation Advisor | The Talent and Compensation Committee consists solely of independent directors. The Talent and Compensation Committee has engaged its own independent compensation advisor to provide information, analysis, and other advice on executive compensation matters independent of management. |
| • Compensation Recovery ("Clawback") Policy | We have policies providing for the recovery of certain incentive-based compensation and equity awards from an executive officer if we restate our financial statements as required under the federal securities laws. |
| • Stock Ownership Guidelines | The senior leadership and non-employee members of our Board are subject to robust stock ownership guidelines. |
| • Regular Stockholder Engagement | We conduct an annual stockholder advisory vote on the compensation of our NEOs and regularly discuss compensation-related matters with a significant percentage of our stockholders. |
| • Annual Compensation Review | The Talent and Compensation Committee conducts an annual review of our compensation strategy and the specific compensation arrangements in place for each of our executive officers. |
| • Annual Compensation-Related Risk Assessment | The Talent and Compensation Committee regularly reviews our compensation-related risk profile. |
| • Succession Planning | We have robust succession planning and executive assessment processes to ensure succession plans are in place. |
| • Balanced Incentive Compensation | We have a balance of time horizons and performance metrics for our incentive awards, including an annual cash incentive compensation plan and four-year vesting period for our stock awards. |

| What we don't do | |
|---|---|
| • No Special Retirement Plans | We do not currently offer pension arrangements or retirement plans to our NEOs other than the section 401(k) retirement plan that is available to all U.S. employees and the Canadian Registered Retirement Savings Plan that is available to all employees in Canada. |
| • No Guaranteed Bonuses | We do not provide guaranteed bonuses to our NEOs, except we may consider new hire sign-on bonuses to help us attract key executives. |
| • No Stock Option Re-Pricing | Our equity compensation plan does not permit stock options or stock appreciation rights to be repriced to a lower exercise or strike price without the approval of our stockholders. |
| • No Significant Perquisites, Welfare or Health Benefits or Other Personal Benefits | In 2025, we did not provide our NEOs with any perquisites or other personal benefits that are not available to our employees generally, except for an annual executive health check-up. |
| • No Excise Tax Payments on Future Post- Employment Compensation Arrangements | We do not provide any excise tax reimbursement payments (including "gross ups") with respect to payments or benefits contingent upon a change in control of the Company. |
| • No Hedging or Pledging | We prohibit our employees, including our executive officers, and the non-employee members of our Board from engaging in short sales and certain derivative transactions relating to our securities. Current awards granted under our equity plans provide that they may not be sold, exchanged, assigned, transferred, pledged, encumbered or otherwise disposed of by the grantee until they vest. |
| • No Dividends or Dividend Equivalents Payable on Unvested Equity Awards | We do not pay dividends or dividend equivalents on unvested equity awards. |
| • Limited Contractual Vesting Acceleration | We have no contractual acceleration of vesting for any outstanding equity, except for these limited, common exceptions: death or long-term disability, in some cases, termination without cause or for good reason, or pursuant to "double trigger" change in control benefits. |

**The objectives of our executive compensation program are to:**

- enable us to attract, retain and drive a high caliber, talented leadership team to execute on our business strategy;

- foster a goal-oriented leadership team with a clear understanding of long-term business objectives and shared corporate principles and values that aligns with our mission;

- ensure that the elements of compensation provided to our employees and executives are balanced and do not encourage excessive risk-taking;

- reflect the competitive environment of our industry and our changing business needs;

- create strong alignment with our stockholders;

- allocate our resources effectively and efficiently in the development and selling of market-leading platforms, systems and services; and

- maintain pay parity and fair compensation practices across our organization.

**The objectives inform our compensation philosophy to:**

- be market competitive;
- emphasize pay for performance;
- share risks and rewards with our stockholders; and
- reflect our principles, mission, and values.

**To achieve our objectives, we provide the following compensation elements to our NEOs:**

- base salary;
- incentive-based cash compensation;
- grants of long-term equity awards; and
- health, welfare and retirement benefits.

**Executive Stock Ownership Guidelines**

We adopted executive stock ownership guidelines and transitioned to a PSU/RSU-focused equity compensation program in February 2026 based on stockholder feedback. Under our executive stock ownership guidelines, our CEO is expected to acquire and maintain ownership of Calix common stock having a value of no less than five (5) times his annual salary, and the other executive members of the Calix Operational Leadership Team ("COLT"), including our three other NEOs, are each expected to acquire and maintain ownership of Calix common stock having a value of no less than three (3) times their respective salary, which achievement of the requisite stock ownership is expected on or before the date five years after the initial appointment date of such executive. For purposes of our stock ownership guidelines, only shares of our common stock beneficially held by our NEOs are treated as owned by them. Compliance with our stock ownership guidelines is measured as of December 31 of each year. If any executive member of COLT fails to meet these guidelines, shares issued upon vesting of said executive's PSU/RSU grants and shares issued upon exercise of options, in each case, after the satisfaction of taxes, will be held until the guidelines are met. Each of our CEO and other NEOs are currently in compliance with our executive stock ownership guidelines.

***2025 Total Direct Compensation***

We provide annual compensation to our NEOs that is intended to be market competitive, support our compensation philosophy, focus on long-term profitable growth and align the interests of our executives with the interests of our stockholders. To that end, we provide our executives with base salary, cash incentive bonus and service-based and performance-based stock options.

A significant amount of the total potential annual compensation of our NEOs in 2025 is comprised of "at-risk" variable compensation based on our achievements of corporate financial targets aligned with our business strategy and creating value for our stockholders. Consistent with the compensation philosophy, total pay for our NEOs is heavily weighted towards long-term equity awards which only deliver value if the stock price increases, and, in the case of performance-based stock options, our NEOs have achieved additional financial performance goals. The weighting of compensation elements for Mr. Weening, our CEO, and our other NEOs (excluding Mr. Collins), in 2025, as a group, is as follows:



**CEO Pay Mix**

**Average of Other NEOs Pay Mix**

Short-Term
Long-Term

Base Salary
Annual Incentives
Performance Stock Options
Service-Based Stock Options

Fixed Pay
At-Risk Pay

For the purposes of the graphs above, base salary and bonus reflect values disclosed in the Summary Compensation Table and long-term equity is based on grant date fair value of the annual stock option awards granted as disclosed in the Summary Compensation Table.

*Salary*

Calix offers base salaries that are competitive with our peers and reflect the experience, skills, knowledge, responsibilities and performance of each NEO. The Talent and Compensation Committee reviews the base salaries of our NEOs at least once a year.

The table below sets forth the annual base salary as of December 31, 2025 for each NEO as set by our Talent and Compensation Committee. In 2025, the Committee determined to hold base salaries flat for Mr. Weening and a 0.1% increase for Mr. Sindelar based on their current market positioning, and to provide market and performance-based salary increases of 13.4% to each of Messrs. Collins, Durocher and Eleniak.

| | Annual Base Salary as of December 31 | | |
|---|---|---|---|
| Name of Executive Officer | 2024 | 2025 | % Change |
| Michael Weening | $ 560,000 | $ 560,000 | 0.0% |
| Cory Sindelar | $ 485,700 | $ 486,000 | 0.1% |
| John Durocher (1) | $ 428,600 | $ 486,000 | 13.4% |
| Shane Eleniak | $ 428,600 | $ 486,000 | 13.4% |
| J. Matthew Collins (2) | $ 428,600 | $ 486,000 | 13.4% |

(1)     Mr. Durocher was appointed as our COO in November 2025. The compensation reported for 2025 is annualized for the entire fiscal year.

(2)     Mr. Collins served as our CCOO until his passing on May 7, 2025. The compensation reported for 2025 reflects the period of his service during the fiscal year. Amounts in the "2025" column include his annual base pay at the time of his passing. Mr. Collins received $84,317 for his active employment. No additional base salary amount was paid to his estate.

***Cash Incentive Compensation***

*2025 Executive Cash Incentive Plan Design*

Our executives, including our NEOs, participate in two separate cash bonus programs under the executive cash incentive plan. We believe these programs focus our executives on our long-term profitable growth strategy while recognizing the challenges with predicting performance in this high-growth environment. A portion of the executive cash incentive plan payout for our executives is based on the Company's achievement against preset quarterly revenue and non-GAAP operating income targets. The other portion of the executive cash incentive plan payout is based on non-GAAP gross margin which provides an incremental opportunity that is based on our achievement above a minimum non-GAAP gross margin target, measured quarterly. The combined cash bonus programs include an assessment of the NEO's individual performance for the year. Our executive cash incentive plan does not provide for any guaranteed payments and there is no payout if we do not achieve a pre-established level of threshold performance.

In setting the performance measures and targets for our executive cash incentive plan, our Talent and Compensation Committee seeks to align the performance targets to our key financial objectives and business strategy, which we believe furthers the long-term interests of our stockholders. The performance targets are designed to incentivize financial growth and performance over the year as we continue to drive adoption of our cloud and software platforms. In 2025, our Talent and Compensation Committee established our quarterly and annual corporate financial targets based on the annual operating plan approved by our Board at the beginning of the year and based on quarterly financial information prepared by management.

The following chart summarizes key features of our 2025 executive cash incentive plan.

| Bonus Component | Description |
|---|---|
| Revenue / Non-GAAP Operating Income (1) | • Each component is measured quarterly and pays out semiannually; <br><br> • Total payout opportunity is capped at 110% of target based on pre-established revenue (50%) and non-GAAP operating income (50%) goals; <br><br> • Both revenue and non-GAAP operating income thresholds must be achieved for the respective quarterly metric to be funded; and <br><br> • The plan is intended to drive focus on delivering on the business plan which aligns with long-term value creation. |
| Non-GAAP Gross Margin (2) | • The COLT members can earn incremental compensation as gross margin improves, which we believe focuses our NEOs and other senior management on profitable growth, and which we believe is critical to our continued success; <br><br> • Specifically, the plan is funded based on 25% of the gross margin dollars that exceed target (on a quarterly basis). If our non-GAAP gross margin is at or below the quarterly target, the bonus is not funded; <br><br> • The resulting pool is allocated to participants, pro-rata, based on base salary; and <br><br> • Each participant's allocation is capped at two (2) times their annual target bonus amount. |

(1)  Non-GAAP operating income for the purposes of the executive cash incentive plan is calculated as operating income on a GAAP basis less certain items that are not considered indicative of our performance, consisting of stock-based compensation and intangible asset amortization. Reconciliation is provided in Appendix B.

(2)  Non-GAAP gross margin for the purposes of the executive cash incentive plan is calculated as gross margin on a GAAP basis less certain items that are not considered indicative of our performance, consisting of stock-based compensation and intangible asset amortization. Reconciliation is provided in Appendix B.

**Total Executive Cash Incentive Plan Opportunity**

The 2025 executive cash incentive plan opportunity as a percentage of base salary for the quarterly revenue and non-GAAP operating income as set by our Talent and Compensation Committee for each of our NEOs is listed in the table below. The payout for our second cash bonus component (the non-GAAP gross margin component) is allocated to participants, including our NEOs, based on a proportional amount of the funded pool once performance has been determined. Therefore, participants do not have a target opportunity similar to our other component.

| Named Executive Officer | Aggregate Quarterly Target Opportunity | |
| --- | --- | --- |
| | Dollar Value | As a Percentage of Base Salary |
| Michael Weening | $840,000 | 150% |
| Cory Sindelar | $364,480 | 75% |
| John Durocher (1) | $360,709 | 75% |
| Shane Eleniak | $360,709 | 75% |
| J. Matthew Collins (2) | $360,709 | 75% |

(1) Mr. Durocher was appointed COO in November 2025.

(2) Mr. Collins served as our CCOO until his passing on May 7, 2025. The compensation reported for 2025 reflects the period of his service during the fiscal year. Amounts in the "Dollar Value" column include $360,709 paid to the estate.

Once the total incentive pool for our executive cash incentive plan is funded, our Talent and Compensation Committee retains discretion to adjust cash incentive compensation paid to each individual up or down, ranging from 50% to 200% of the funded amounts for each individual's executive cash incentive plan opportunity for the year, based upon assessment of individual performance. Our CEO provides his assessment of individual NEO performance for our Talent and Compensation Committee's determination of actual cash incentive payout of amounts funded under the plan. Our CEO's performance is evaluated and determined solely by our Talent and Compensation Committee.

*2025 Executive Cash Incentive Plan Achievement*

The table below sets forth the quarterly financial targets and achievement applicable to the two separately funded cash bonus opportunities under our cash incentive plan for each fiscal quarter of 2025. As described above, there is no funding for achievement below threshold in the first bonus opportunity and no funding for achievement below target for the non-GAAP gross margin opportunity. For the first bonus opportunity, actual achievement was 110% of target in each of the first, second, and third quarters, respectively, and 101% of target in the fourth quarter. In the aggregate, this resulted in a payout of 108% of target for the first opportunity. For the second bonus opportunity, non-GAAP gross margin exceeded the target in all four quarters.

| | Quarterly Revenue/Non-GAAP Operating Income | | | | | | | Quarterly Non-GAAP Gross Margin (1) | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | Revenue (in millions) | | | Non-GAAP Operating Income (in millions) (1) | | | | | | |
| Fiscal Quarter | Threshold | Target | Actual | Threshold | Target | Actual | Funding | Target | Actual | Funding (in millions) |
| First quarter | $ 187.2 | $ 208.0 | $ 220.2 | $ 9.0 | $ 10.0 | $ 14.0 | 110% | 55.6% | 56.2% | $ 0.333 |
| Second quarter | $ 208.8 | $ 232.0 | $ 241.9 | $ 22.05 | $ 24.5 | $ 26.2 | 110% | 55.7% | 56.8% | $ 0.640 |
| Third quarter | $ 225.0 | $ 250.0 | $ 265.4 | $ 30.6 | $ 34.0 | $ 38.4 | 110% | 55.8% | 57.7% | $ 1.258 |
| Fourth quarter | $ 243.0 | $ 270.0 | $ 272.4 | $ 28.17 | $ 31.3 | $ 31.3 | 101% | 55.9% | 58.0% | $ 1.444 |

(1) Reconciliation of these non-GAAP amounts to GAAP is provided in Appendix B.

The amount of funded cash incentive amounts paid are determined by our Talent and Compensation Committee following assessment of performance and in consultation with the chief executive officer as to each NEO other than himself. As discussed in last year's proxy, the Talent and Compensation Committee can adjust payouts up or down by 20% based on an assessment of individual performance. For 2025, each NEO was awarded 100% of his funded opportunity under the executive cash incentive plan, with no individual adjustments.

## 2025 Executive Cash Incentive Plan Payouts

The table below summarizes the cash incentive payout amounts awarded to each NEO under the executive cash incentive plan for 2025.

| Named Executive Officer | Revenue/Non-GAAP Operating Income | | Non-GAAP Gross Margin | Total Award |
| --- | --- | --- | --- | --- |
| | Aggregate Quarterly | % of Target | | |
| Michael Weening | $ 905,154 | 107.7 % | $ 567,157 | $ 1,472,311 |
| Cory Sindelar | $ 392,752 | 107.7 % | $ 492,199 | $ 884,951 |
| John Durocher (1) | $ 388,603 | 107.7 % | $ 490,083 | $ 878,686 |
| Shane Eleniak | $ 388,603 | 107.7 % | $ 490,083 | $ 878,686 |
| J. Matthew Collins (2) | $ 360,709 | 100.0 % | $ — | $ 360,709 |

(1)  Mr. Durocher was appointed COO in November 2025.

(2)  Mr. Collins served as our CCOO until his passing on May 7, 2025. The compensation reported for 2025 reflects the period of his service during the fiscal year. Amounts in the "Total Award" column include $360,709 paid to the estate.

### *Equity-Based Incentives*

Our 2019 Plan provides our key employees, including our NEOs, with stock-based incentives to align their interests with the interests of our stockholders. During 2025, we granted 50% of our equity compensation in performance-based stock options and 50% in service-based stock options. For 2025, all our stock options vest over four years.

We grant equity to our NEOs on an annual basis as determined by our Talent and Compensation Committee. Our Talent and Compensation Committee also reviews the equity plan "burn" rate and related information, including reference data for peer companies and overall industry practices annually.

| Vehicle | Structure | Rationale |
|---|---|---|
| Performance-based stock options ("PSOs") | • Target number of options are granted at the beginning of each year;<br><br>• Options are earned based on bookings and non-GAAP operating income goals;<br><br>• No options are earned for the performance metric if threshold level of performance is not achieved;<br><br>• Opportunity to earn above target on each performance measure although the total number of options earned is capped at target (i.e., no upside); and<br><br>• Any earned options vest 25% immediately (i.e., one year after date of grant) and the remaining vests in equal quarterly installments over the subsequent 36 months. | • Highly performance-oriented program that focuses on driving financial performance that leads to increased long-term shareholder value.<br><br>• Entire core annual long-term incentive is at risk which creates very strong alignment with stockholders.<br><br>• On the date of grant, these awards have zero intrinsic value and executives only realize value if they achieve financial goals and the stock price appreciation. |
| Service-based stock options | • 25% on the first anniversary date and the remaining vests in equal quarterly installments over the subsequent 36 months | • Recognizing the PSOs are fully at risk, the service-based stock options were intended to provide alignment with stockholders at time of grant as these awards have zero intrinsic value and executives only realize value if the stock price appreciates.<br><br>• This type of award was critical in helping to retain top talent as we are often competing with companies that are delivering long-term incentives with less risk (e.g., service-based RSUs, which we did not provide in 2025). |

We provide grants of stock options to our NEOs under our 2019 Plan on an annual basis as determined by our Talent and Compensation Committee. Our stock option grants have either performance-based and/or service-based vesting as described above, with all awards having a four-year vesting schedule. Our Talent and Compensation Committee also reviews our annual equity usage and related information, including reference data for peer companies and overall industry practices annually.

Our Talent and Compensation Committee approves equity grants at regularly scheduled Committee meetings. Our annual equity grant is generally made in February.

Initial awards at the time of hire or promotion and retention awards generally vest solely based on the continued service of the NEO. The size and terms of the initial equity grant made to each new NEO is primarily based on competitive conditions applicable to the NEO's specific position and, in the case of a new hire executive leaving his or her prior company, the value of unvested equity. In addition, we consider the size of equity awards granted to other executives in comparable positions within the Company.

*2025 Stock Option Awards*

On January 31, 2025, the Talent and Compensation Committee approved an annual grant consisting of 50% service-based stock options and 50% PSOs for our NEOs. The actual number of PSOs earned was contingent upon achievement of annual corporate financial targets for bookings and non-GAAP operating income for 2025, each weighted 50%.

For the PSOs, if bookings and non-GAAP operating income were at or below 50% of target, no options would have been earned, and the PSOs would have been forfeited in full. For each metric, above 50% up to and including 100% achievement results in 2% payout for each additional percentage point of achievement interpolated linearly. The total number of PSOs earned was capped at 100% of target (i.e., no upside). The threshold and target performance level goals for non-GAAP operating income were $20.0 million and $40.0 million, respectively. We do not disclose our bookings goal as it constitutes confidential information, the disclosure of which we believe would result in competitive harm to us. The bookings goal was set in a manner that our Talent and Compensation Committee determined would require significant effort to achieve and would only be achieved if our executives executed on the strategic goals we set for 2025. The table below outlines the performance achievement opportunity for the 2025 PSOs.

**2025 Performance-Based Stock Options Performance Schedule**

| | Non-GAAP Operating Income | | Bookings | | Total PSOs |
| Performance Level | Achievement % | Earned % | Achievement % | Earned % | Earned |
|---|---|---|---|---|---|
| Target/Maximum | ≥100% | 100 % | ≥100% | 100 % | 100 % |
| Threshold | 50.1 % | 0.2 % | 50.1 % | 0.2 % | 0.2 % |
| Below Threshold | ≤50 % | 0 % | ≤50 % | 0 % | 0 % |

In February 2026, the Committee certified the achievement of the 2025 Performance Metrics for bookings and non-GAAP operating income, which were both above the respective targets. Based on these results, executives earned 100% of target PSOs.

The Committee approved the following 2025 Service-Based and Performance-Based Stock Options for the NEOs as shown in the table below.

| Named Executive Officer | 2025 Service-Based Stock Options (# Shares Underlying of Options) | 2025 PSOs Earned (# Shares Underlying of Options) | 2025 Combined Equity Earned (# Shares Underlying of Options) |
|---|---|---|---|
| Michael Weening | 217,500 | 217,500 | 435,000 |
| Cory Sindelar | 170,000 | 170,000 | 340,000 |
| John Durocher (1) | 195,000 | 195,000 | 390,000 |
| Shane Eleniak | 195,000 | 195,000 | 390,000 |
| J. Matthew Collins (2) | 195,000 | 195,000 | 390,000 |

(1)     Mr. Durocher was appointed COO in November 2025.

(2)     Mr. Collins served as our CCOO until his passing on May 7, 2025. The compensation reported for 2025 reflects the period of his service during the fiscal year.

For more information on all outstanding equity awards held by our NEOs as of December 31, 2025, see below table under "*Outstanding Equity Awards at December 31, 2025.*"

### Role of Our Talent and Compensation Committee

Our Talent and Compensation Committee approves our executive compensation and all executive benefit plans and policies. The Talent and Compensation Committee is appointed by the Board and consists entirely of directors who are non-employee directors and independent for purposes of Rule 16b-3 of the Exchange Act. In 2025, our Talent and Compensation Committee approved the compensation for all of our NEOs. Our CEO assesses NEO individual performance and compensation, excluding his own performance and compensation, each year and makes recommendations regarding each element of NEO compensation to the Talent and Compensation Committee. The Talent and Compensation Committee evaluates the performance of the CEO and determines and approves his compensation based on this evaluation. The Talent and Compensation Committee also has oversight of senior management pay and the effectiveness of our executive compensation and benefits programs.

In January 2025, our Talent and Compensation Committee retained the services of Compensia to serve as its independent compensation consultant. Our Talent and Compensation Committee annually assesses the independence of its executive compensation advisor. The Talent and Compensation Committee determined that Compensia was independent and that there were no conflicts of interest in retaining their services.

*How we set executive compensation for our NEOs*

*Competitive Market Review*

Our Talent and Compensation Committee determines pay for our NEOs in large part based upon its assessment of competitive market data and individual executive roles and responsibilities to pursue our short- and long-term strategy. In setting executive pay for 2025, our Talent and Compensation Committee reviewed our NEOs' compensation as well as the mix of elements used and reviewed that information with reference to data provided by Compensia. Based on its review, the Talent and Compensation Committee concluded that our programs support our objectives while considering market practice.

*Peer Group*

We operate in a highly competitive market for talent. We strive to attract and retain highly qualified executives to effectively lead each of our business functions to achieve our business strategy. In doing so, we draw upon a pool of talent that is highly sought after by large and established technology and telecommunications companies and by other competitive companies in development or growth phases. We also compete for key talent on the basis of our vision of future success, our culture and values, the cohesiveness and productivity of our teams and the excellence of our technical and leadership teams.

To gain perspective on market practices as well as competitive pay levels, the Committee utilizes compensation data from a peer group. Our peer group criteria consisted of companies within the technology industry, with a balance between hardware, software, and appliance (hybrid of hardware and software) companies, and reflective of our size.

Each year, we review our peer group to ensure that the companies continue to be relevant from an industry and size perspective. During the third quarter of 2024, we made changes to our peer group to reflect our continued transition to a platform and managed services company as well as our revenue growth in the past three years. Below is the peer group approved by our Talent and Compensation Committee in 2024 that was used to establish and evaluate the 2025 compensation program for our NEOs.

| | |
|---|---|
| 8x8 | Harmonic |
| ADTRAN Holdings | Infinera |
| Arista Networks | InterDigital |
| Blackbaud | LiveRamp Holdings |
| Box | NetScout Systems |
| Commvault Systems | Nutanix |
| Extreme Networks | Rapid7 |
| F5 | Ribbon Communications |
| Five9 | SolarWinds* |
| Fortinet | Viavi Solutions |

\* Reflects addition to our peer group for determining 2025 compensation.

At the time, our peer group companies for 2025 compensation were determined, revenue for the peer companies ranged from $572 million to $6.1 billion and market capitalization ranged from approximately $278 million to $109.8 billion; our annual revenue and market capitalization were positioned at the 45th and 50th percentiles, respectively. The Talent and Compensation Committee reviews peer group information when making its compensation decisions, including target annual cash compensation, which includes base salary and target annual incentive opportunity; and total direct compensation, which includes target annual cash compensation and equity compensation. Our Talent and Compensation Committee does not target a specific percentile for pay; however, the Talent and Compensation Committee uses the median of the peer group as a key reference point for target annual cash compensation, while considering a wider range for long-term incentives recognizing our core long-term incentive is comprised entirely of performance-based stock options which are completely at risk.

*2025 Peer Group Changes*

During the third quarter of 2025, the Talent and Compensation Committee updated the peer group that will be used for 2026 compensation purposes to ensure that most peers meet the following criteria:

- Balance between hardware, software and appliance (hybrid of hardware and software) companies;

- Within a range of 0.5x to 2.0x Calix's revenue for the last four fiscal quarters (as of July 2025); and

- Within a range of 0.25x to 4.0x Calix's then-trailing 30-day average market capitalization

The updates included removing 8x8, Arista Networks, F5, Fortinet, Infinera, Nutanix and SolarWinds, and adding AppFolio, BlackLine, Ciena, Digi International, Qualys, SentinelOne and ServiceTitan.

### Change in Control and Severance Benefits

We provide our NEOs with certain change in control and severance benefits under our Amended and Restated Executive Change in Control and Severance Plan ("CICSP"). Our Talent and Compensation Committee provides change in control and severance benefits to our NEOs to, among other things, provide security to our NEOs including in the event of a change in control of the Company.

### Benefits

Our NEOs receive health and welfare benefits under the same programs and subject to the same eligibility requirements that apply to our employees generally. Our NEOs are also eligible to participate in our Amended and Restated Employee Stock Purchase Plan but are not eligible to participate in our Stock Purchase and Matching Share Plan.

### Perquisites

We offer our employees, including our NEOs, reimbursement under our Lifestyle Reimbursement Program for eligible costs incurred in pursuing their personal wellness goals and in support of a healthy lifestyle. For 2025, participating employees, including our NEOs, were entitled to be reimbursed for eligible costs up to an annual limit set by where they were based; the annual limit for employees in the U.S. was $1,200 in 2025.

We offer our people leaders, including our NEOs, an annual budget under our Calix Leadership Cares Program to purchase eligible gifts for their direct reports up to an annual per employee limit in order to recognize and show appreciation for the people they lead. For 2025, the annual per employee limit in the U.S. was $500.

We offer our executives, including our NEOs, access to executive physicals available through an optional membership program. Mr. Weening is eligible to be reimbursed for up to $8,000 in costs associated with these physicals for himself and his spouse. Our executives, including our remaining NEOs, are eligible for up to $7,000 in costs associated with these physicals.

All other benefit programs our NEOs participate in are available to all other employees.

### Clawback Policies

In May 2019, we adopted a clawback policy that applies to our executive officers and covers all compensation under our cash incentive programs as well as all equity awards granted or awarded after the date the policy was adopted. The policy applies in the event our financial statements are restated as a result of material non-compliance with financial reporting rules as defined in the policy and provides our Board with broad discretion as to the actions that may be taken based on circumstances leading to the restatement, including recovery of incentive-based compensation received by an executive officer in excess of what the executive officer would have been paid under the restatement.

In November 2023, we adopted a second clawback policy that applies to our executive officers and covers all compensation under our cash incentive programs as well as all equity awards granted or awarded after the date the policy was adopted, in compliance with the SEC's adoption of new rules to implement Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as implemented by NYSE. The policy applies in the event our financial statements are restated as a result of material non-compliance with financial reporting rules as defined in the policy and provides our Board with broad discretion as to the actions that may be taken based on circumstances leading to the restatement, including recovery of incentive-based compensation received by an executive officer in excess of what the executive officer would have been paid under the restatement.

### *Policy Prohibiting Speculative Transactions and Hedging*

In accordance with our insider trading policy, which is annually reviewed by our Nominating and Corporate Governance Committee, we do not permit any officer, director or employee, and their respective family members, to directly or indirectly participate in certain trading activities related to our common stock that are considered aggressive or speculative in nature, including short sales, publicly-traded options, hedging transactions and margin purchases. Employees, including our NEOs, are prohibited from pledging shares.

#### *Equity Grant Practices*

We do not grant equity awards in anticipation of the release of material nonpublic information or time the release of material nonpublic information for the purpose of affecting the value of executive compensation. During 2025, we did not grant stock options, stock appreciation rights or similar option-like instruments to our NEOs during the four business days prior to or the one business day following the filing of our periodic reports or the filing or furnishing of a Form 8-K that discloses material nonpublic information.

### *Tax and Accounting Considerations*

#### **Section 280G of the Internal Revenue Code**

Section 280G of the Internal Revenue Code disallows a tax deduction for "excess parachute payments" and Section 4999 of the Code imposes a 20% excise tax on any person who receives excess parachute payments. Our executives, including our NEOs, are not eligible to receive any tax gross-up payments in the event any payments made or that may be made to them become subject to this excise tax. The Talent and Compensation Committee may take into account the implications of Section 280G in determining potential payments to be made to our executives in connection with a change in control. Nevertheless, to the extent that certain payments upon a change in control are classified as excess parachute payments, such payments may not be deductible following a change in control under Section 280G.

#### **Section 409A of the Internal Revenue Code**

Section 409A of the Internal Revenue Code, which governs the form and timing of payment of deferred compensation, imposes a 20% tax and an interest penalty on the recipient of deferred compensation that is subject to but does not comply with Section 409A. As a general matter, it is our intention to design and administer our compensation and benefits plans and arrangements for all our employees and other service providers, including our NEOs, so that they are either exempt from, or satisfy the requirements of, Section 409A of the Code. The Talent and Compensation Committee will consider the implications of Section 409A in determining the form and timing of compensation awarded to our executives and will strive to structure any nonqualified deferred compensation plans or arrangements to be exempt from or to comply with the requirements of Section 409A.

#### **Section 162(m) of the Internal Revenue Code**

Section 162(m) disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1 million in any taxable year for our CEO, our CFO, any employee who is one of the top three highest compensated executive officers for the tax year; or for any employee who was an NEO for any preceding taxable year beginning after December 31, 2016 referred to as "covered employees." The Talent and Compensation Committee does not take the deductibility limit imposed by Section 162(m) into consideration in setting compensation.

#### **Accounting for Stock-Based Compensation**

We follow Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC Topic 718") for our stock-based compensation awards. ASC Topic 718 requires companies to calculate the grant date "fair value" of their stock-based awards using a variety of assumptions. ASC Topic 718 also requires companies to recognize the compensation cost of their stock-based awards in their income statements over the period that an employee is required to render service in exchange for the award. Grants of stock options and other stock-based awards under our equity incentive award plans will be accounted for under ASC Topic 718. Our Talent and Compensation Committee will regularly consider the accounting implications of significant compensation decisions, especially in connection with decisions that relate to our equity incentive award plans and programs. As accounting standards change, we may revise certain programs to appropriately align accounting expenses of our equity awards with our overall executive compensation philosophy and objectives.

**Summary Compensation Table**

The following table sets forth all of the compensation awarded to, earned by or paid to our NEOs during 2025, 2024 and 2023.

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Option Awards ($) (1) | Non-Equity Incentive Plan Compensation ($) | All Other Compensation ($) (2) | Total ($) |
|---|---|---|---|---|---|---|---|
| Michael Weening | 2025 | 560,000 | — | 9,227,829 | 1,023,349 | 8,902 | 10,820,080 |
| President and Chief | 2024 | 560,000 | — | 6,408,535 | 1,287,780 | 9,344 | 8,265,659 |
| Executive Officer | 2023 | 560,000 | — | 5,299,670 | 1,288,525 | 7,600 | 7,155,795 |
| Cory Sindelar | 2025 | 485,975 | — | 7,212,556 | 504,721 | 12,416 | 8,215,668 |
| Chief Financial Officer | 2024 | 485,700 | — | 5,493,030 | 604,766 | 11,132 | 6,594,628 |
| | 2023 | 478,112 | — | 4,893,830 | 613,440 | 9,900 | 5,995,283 |
| John Durocher (3) | 2025 | 481,217 | 100,000 | 8,273,226 | 473,051 | 10,996 | 9,338,490 |
| Chief Operating Officer | | | | | | | |
| Shane Eleniak | 2025 | 481,217 | — | 8,273,226 | 473,051 | 10,791 | 9,238,285 |
| Chief Product Officer | 2024 | 428,600 | — | 5,493,030 | 531,084 | 10,486 | 6,463,200 |
| | 2023 | 420,025 | — | 5,729,260 | 536,085 | 9,900 | 6,695,270 |
| J. Matthew Collins (4) | 2025 | 84,317 | — | 8,273,226 | 200,102 | 969,394 | 9,527,039 |
| Chief Commercial | 2024 | 428,600 | — | 5,493,030 | 531,084 | 12,046 | 6,464,760 |
| Operations Officer | 2023 | 420,025 | — | 5,729,260 | 536,085 | 9,900 | 6,695,270 |

(1) Amounts reported in 2025 include the grant date fair value of the 2025 performance-based and service-based stock option grants to each of Messrs. Weening, Sindelar, Collins, Durocher and Eleniak, calculated assuming maximum achievement of performance goals. The amounts as reported were calculated in accordance with ASC Topic 718, excludes the impact of estimated forfeitures related to service-based vesting conditions, and are not adjusted for subsequent changes in our stock performance or the level of ultimate vesting. For a further discussion of the 2025 stock option grants, see above under "*2025 Stock Option Awards.*" For a discussion of the assumptions used in the valuations of the stock options, see Note 7 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025.

(2) Amounts reported for 2025 represent (i) employer matching contributions of $36,143 we made for Messrs. Sindelar, Collins, Durocher and Eleniak combined pursuant to our U.S. 401(k) Plan, (ii) reimbursements we made pursuant to our Lifestyle Reimbursement Program in the amounts of $1,145 for Mr. Weening, $1,200 for Mr. Sindelar, and $711 for Mr. Durocher, (iii) payments we made pursuant to our Leadership Cares program, along with a tax gross-up, in the amounts of $513 with a tax gross-up of $203 to Mr. Sindelar, $238 with a tax gross-up of $136 to Mr. Collins, $502 with a tax gross-up of $263 to Mr. Durocher and $449 with a tax gross-up of $237 to Mr. Eleniak, and (iv) employer matching contributions of $7,756 we made for Mr. Weening to the Canadian Registered Retirement Savings Plan ("RRSP"), a tax-deferred capital accumulation plan in which our Canadian employees can participate. Payments under the RRSP are set in Canadian dollars and were converted to U.S. dollars using an average exchange rate of CAD1.00 to US$0.71576.

(3) Mr. Durocher was appointed COO in November 2025.

(4) Mr. Collins served as our CCOO until his passing on May 7, 2025. The compensation reported for 2025 reflects the period of his service during the fiscal year. Amounts in the "2025" row include $963,001 for death benefits approved by the Committee and paid to the estate.

**Grants of Plan-Based Awards in 2025**

The following table provides information regarding the grants of plan-based awards to our NEOs in 2025.

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | All Other Option Awards: Number of Securities Underlying Options (6) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Option and Stock Awards ($) (7) |
|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) (1) | Target ($) (2) | Maximum ($) (3) | Threshold (#) (4) | Target (#) (5) | | | |
| Michael Weening | Cash Incentive | 84,000 | 840,000 | 924,000 | | | | | |
| | 01/31/2025 | | | | 108,750 | 217,500 | 217,500 | 39.68 | 9,227,830 |
| Cory Sindelar | Cash Incentive | 36,450 | 364,500 | 400,950 | | | | | |
| | 01/31/2025 | | | | 85,000 | 170,000 | 170,000 | 39.68 | 7,212,556 |
| John Durocher (8) | Cash Incentive | 36,450 | 364,500 | 400,950 | | | | | |
| | 01/31/2025 | | | | 97,500 | 195,000 | 195,000 | 39.68 | 8,273,226 |
| Shane Eleniak | Cash Incentive | 36,450 | 364,500 | 400,950 | | | | | |
| | 01/31/2025 | | | | 97,500 | 195,000 | 195,000 | 39.68 | 8,273,226 |
| J. Matthew Collins (9) | Cash Incentive | 36,450 | 364,500 | 400,950 | | | | | |
| | 01/31/2025 | | | | 97,500 | 195,000 | 195,000 | 39.68 | 8,273,226 |

(1)     These amounts represent the minimum annual possible payout (10%) at threshold for our executive cash incentive plan opportunity assuming achievement of a single quarterly revenue and non-GAAP operating income performance goal as threshold under the 2025 Executive Cash Incentive Plan. See discussion under "*Cash Incentive Compensation.*"

(2)     These amounts represent estimated payout at target for our executive cash incentive plan opportunity based on achievement of quarterly revenue and non-GAAP operating income performance goals at target under the 2025 Executive Cash Incentive Plan. See discussion under "*Cash Incentive Compensation.*"

(3)     These amounts represent the maximum possible payout under our executive cash incentive plan opportunity assuming all goals were achieved at maximum under the 2025 Executive Cash Incentive Plan. It does not include any amounts earned under the quarterly non-GAAP gross margin funding opportunity, if any. See discussion under "*Cash Incentive Compensation.*"

(4)     These amounts represent the minimum possible number of underlying shares that would be earned at threshold (50%) performance under 2025 Performance-based Stock Options. See discussion under "*2025 Stock Option Awards.*"

(5)     These amounts represent the number of shares of common stock underlying 2025 Performance-based Stock Options that would be earned at target performance as described in "*2025 Stock Option Awards.*" Shares underlying the 2025 Performance-based Stock Options cannot be earned in excess of target. Upon achievement, earned shares underlying the 2025 Performance-based Stock Options vest immediately as to 25% of the earned shares and the remaining earned shares vest in substantially equal quarterly installments over 36 months.

(6)     The service-based options vest as to 25% of the shares underlying the options on the date the Talent and Compensation Committee certifies achievement for the 2025 Performance-based Stock Option and the remaining shares underlying the options vest in substantially equal quarterly installments over 36 months.

(7)     Amounts reported represent the aggregate grant date fair value, calculated in accordance with ASC Topic 718, and exclude the impact of estimated forfeitures related to service-based vesting conditions.

(8)     Mr. Durocher was appointed COO in November 2025.

(9)     Mr. Collins served as our CCOO until his passing on May 7, 2025.

## Outstanding Equity Awards as of December 31, 2025

The following table lists all outstanding equity awards held by our NEOs as of December 31, 2025.

| Name | Grant Date | | Number of Securities Underlying Unexercised Options Exercisable (#) | Number of Securities Underlying Unexercised Options Unexercisable (#) | Option Exercise Price ($) | Option Expiration Date |
|---|---|---|---|---|---|---|
| Michael Weening | 01/31/2025 | (1) | — | 435,000 | 39.68 | 01/31/2035 |
| | 02/08/2024 | (2) | 90,152 | 115,910 | 34.26 | 02/08/2034 |
| | 11/27/2023 | (3) | 60,000 | 60,000 | 37.80 | 11/27/2033 |
| | 02/09/2023 | (4) | 37,468 | 17,032 | 51.55 | 02/09/2033 |
| | 11/27/2022 | (3) | 90,000 | 30,000 | 68.40 | 11/27/2032 |
| | 10/28/2022 | (4) | 225,000 | 75,000 | 73.12 | 10/28/2032 |
| | 02/10/2022 | (4) | 93,750 | 6,250 | 55.96 | 02/10/2032 |
| | 11/27/2021 | | 120,000 | — | 68.04 | 11/27/2031 |
| | 02/11/2021 | | 97,100 | — | 36.74 | 02/11/2031 |
| | 11/27/2020 | | 300,000 | — | 23.95 | 11/27/2030 |
| Cory Sindelar | 01/31/2025 | (1) | — | 340,000 | 39.68 | 01/31/2025 |
| | 02/08/2024 | (2) | 77,273 | 99,352 | 34.26 | 02/08/2024 |
| | 11/27/2023 | (3) | 50,000 | 50,000 | 37.80 | 11/27/2023 |
| | 02/09/2023 | (4) | 37,468 | 17,032 | 51.55 | 02/09/2023 |
| | 11/27/2022 | (3) | 75,000 | 25,000 | 68.40 | 11/27/2022 |
| | 02/10/2022 | (4) | 75,000 | 5,000 | 55.96 | 02/10/2022 |
| | 11/27/2021 | (3) | 100,000 | — | 68.04 | 11/27/2021 |
| | 02/11/2021 | (4) | 77,680 | — | 36.74 | 02/11/2021 |
| | 11/27/2020 | (3) | 150,000 | — | 23.95 | 11/27/2020 |
| | 11/27/2019 | (3) | 200,000 | — | 7.84 | 11/27/2019 |
| | 02/14/2019 | | 72,000 | — | 8.03 | 02/14/2019 |
| | 12/29/2017 | | 108,000 | — | 5.95 | 12/29/2017 |
| | 10/01/2017 | | 175,000 | — | 5.05 | 10/01/2017 |
| John Durocher (5) | 01/31/2025 | (1) | — | 390,000 | 39.68 | 01/31/2035 |
| | 02/08/2024 | (2) | 64,773 | 99,352 | 34.26 | 02/08/2034 |
| | 03/24/2023 | | 137,500 | 62,500 | 51.83 | 03/24/2033 |
| | 03/24/2023 | | 29,256 | 13,299 | 51.83 | 03/24/2033 |
| Shane Eleniak | 01/31/2025 | (1) | — | 390,000 | 39.68 | 01/31/2035 |
| | 02/08/2024 | (2) | 77,273 | 99,352 | 34.26 | 02/08/2034 |
| | 02/09/2023 | (4) | 74,937 | 34,063 | 51.55 | 02/09/2033 |
| | 02/10/2022 | (4) | 178,124 | 11,876 | 55.96 | 02/10/2032 |
| | 02/11/2021 | | 116,520 | — | 36.74 | 02/11/2031 |
| | 01/31/2020 | | 250,000 | — | 9.16 | 01/31/2030 |
| | 02/14/2019 | | 24,000 | — | 8.03 | 02/14/2029 |
| | 08/01/2017 | | 90,000 | — | 6.95 | 08/01/2027 |
| J. Matthew Collins (6) | 01/31/2025 | (1) | — | 390,000 | 39.68 | 01/31/2035 |
| | 02/08/2024 | | 176,625 | — | 34.26 | 02/08/2034 |
| | 02/09/2023 | | 109,000 | — | 51.55 | 02/09/2033 |
| | 02/10/2022 | | 165,000 | — | 55.96 | 02/10/2032 |
| | 02/11/2021 | | 116,520 | — | 36.74 | 02/11/2031 |
| | 01/31/2020 | | 165,000 | — | 9.16 | 01/31/2030 |
| | 02/14/2019 | | 25,000 | — | 8.03 | 02/14/2029 |
| | 08/01/2017 | | 20,171 | — | 6.95 | 08/01/2027 |

(1)     2025 Performance-based Stock Options that were earned based on the achievement of the 2025 Performance Metrics. Each option vests and becomes exercisable as to 25% of the underlying shares on the first anniversary of

the date of grant, and as to the remaining 75% of the underlying shares of common stock earned, in substantially equal quarterly installments over the subsequent 36 months.

(2)     2024 Performance-based Stock Options that were earned based on the achievement of the 2024 Performance Metrics. Each option vests and becomes exercisable as to 25% of the underlying shares on the first anniversary of the date of grant, and as to the remaining 75% of the underlying shares of common stock earned, in substantially equal quarterly installments over the subsequent 36 months.

(3)     Stock option vests over four years, with 25% of the common stock subject to the option vesting and becoming exercisable on the first anniversary of the grant date, and the remainder vesting and becoming exercisable quarterly thereafter in substantially equal installments over the next 36 months. No shares issued upon exercise of the grant may be transferred in any manner prior to the second anniversary of the date such shares vested.

(4)     Stock option vests over four years, with 25% of the common stock subject to the option vesting and becoming exercisable on the first anniversary of the grant date, and the remainder vesting and becoming exercisable quarterly thereafter in substantially equal installments over the next 36 months.

(5)     Mr. Durocher was appointed COO in November 2025.

(6)     Mr. Collins served as our CCOO until his passing on May 7, 2025. The compensation reported for 2025 reflects the period of his service during the fiscal year.

**Option Exercises and Stock Vested During 2025**

The following table provides information on options exercised during 2025. There are no stock awards outstanding. Consequently, no stock awards vested during 2025.

| | Option Awards | | Stock Awards | |
| | --- | --- | --- | --- |
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) (1) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Michael Weening | 974,000 | 50,848,397 | — | — |
| Cory Sindelar | 100,000 | 5,789,933 | — | — |
| John Durocher (2) | 12,500 | 411,983 | — | — |
| Shane Eleniak | 74,000 | 4,263,373 | — | — |
| J. Matthew Collins (3) | 25,000 | 117,407 | — | — |

(1)     Value calculated by multiplying the closing trading price of our common stock on the date of exercise by the number of shares exercised.

(2)     Mr. Durocher was appointed COO in November 2025.

(3)     Mr. Collins served as our CCOO until his passing on May 7, 2025. The values reported for 2025 reflects the exercises undertaken by Mr. Collins or his estate during 2025.

**Potential Payments Upon Termination or Change of Control**

Under the CICSP, in the event an eligible NEO's employment with us is involuntarily terminated by us other than for Cause (as defined in the CICSP), death or disability and such involuntary termination not during a Change in Control Period (as defined below), the NEO is eligible to receive (i) a cash severance payment in an amount equal to 12 months of base salary and pro-rated target bonus (ii) accelerated vesting of equity awards for the 12 month severance period, and (iii) health insurance benefit continuation for the 12 month severance period.

In the event an eligible NEO's employment with us is involuntarily terminated by us other than for Cause, death or disability, or the eligible NEO voluntarily terminates the NEO's employment for Good Reason (as defined in the CICSP), during a period of time commencing 60 days prior to a change in control and ending 12 months following the change in control (the "Change in Control Period"), the NEO is eligible to receive (i) a cash severance payment in an amount equal to: 24 months of base salary (in the case of Mr. Weening) and 12 months of base salary (in the case of Messrs. Sindelar, Collins, Durocher and Eleniak); 200% of the annual bonus opportunity at target (in the case of Mr. Weening) and 100% of the annual bonus opportunity at target (in the case of Messrs. Sindelar, Collins, Durocher and Eleniak); and a pro-rata portion the eligible NEO's annual bonus opportunity at target, (ii) 100% accelerated vesting of all equity awards and (iii)

24 months of health insurance benefit continuation (in the case of Mr. Weening) and 12 months of health insurance benefit continuation (in the case of Messrs. Sindelar, Collins, Durocher and Eleniak), in each case subject to certain exceptions. The post-termination exercise period for vested options is 12 months in the event of a qualifying termination during a Change in Control Period.

Under the CICSP, an executive must execute, and not revoke during any applicable revocation period, a general release of claims against us in order to be eligible for any severance benefits. We do not provide for any tax gross-up payments under our CICSP or otherwise in connection with executive severance benefits.

The table below sets forth the estimated payments and benefits that would be provided to each of our NEOs under our CICSP in the event of a Covered Termination if our NEO's employment had terminated on December 31, 2025, with and without a change in control, taking into account the NEO's compensation as of that date.

| Executive Benefits and Payments Upon Termination | Not in Connection with a Change in Control ($) (1) | | 60 Days Prior to or 12 Months Following a Change in Control ($) (2) | |
|---|---|---|---|---|
| **Michael Weening** | | | | |
| Cash severance | $ | 1,400,000 | $ | 3,640,000 |
| Value of accelerated vesting of equity awards | | 3,956,122 | | 8,859,094 |
| Health insurance benefit continuation (3) | | 6,233 | | 12,466 |
| Total | $ | 5,362,355 | $ | 12,511,560 |
| **Cory Sindelar** | | | | |
| Cash severance | $ | 850,500 | $ | 1,215,000 |
| Value of accelerated vesting of equity awards | | 3,192,383 | | 7,139,906 |
| Health insurance benefit continuation | | 28,882 | | 28,882 |
| Total | $ | 4,071,765 | $ | 8,383,788 |
| **John Durocher** | | | | |
| Cash Severance | $ | 850,500 | $ | 1,215,000 |
| Value of accelerated vesting of equity awards | | 3,151,863 | | 7,105,781 |
| Health insurance benefit continuation | | 43,996 | | 43,996 |
| Total | $ | 4,046,359 | $ | 8,364,777 |
| **Shane Eleniak** | | | | |
| Cash severance | $ | 850,500 | $ | 1,215,000 |
| Value of accelerated vesting of equity awards | | 3,122,766 | | 7,069,409 |
| Health insurance benefit continuation | | 25,094 | | 25,094 |
| Total | $ | 3,998,360 | $ | 8,309,503 |

(1) In the event of a Covered Termination not in connection with a change in control, each NEO is eligible to receive: (i) a cash severance payment in an amount equal to 12 months of base salary and pro-rated target bonus, (ii) 12 months accelerated vesting of equity awards, and (iii) 12 months health insurance benefit continuation.

(2) In the event of a Covered Termination in connection with a change in control, the NEO is eligible to receive: (i) a cash severance payment in an amount equal to: 24 months of base salary in the case of Mr. Weening and 12 months of base salary in the case of Messrs. Sindelar, Durocher and Eleniak; 200% of the annual bonus opportunity at target in the case of Mr. Weening and 100% of the annual bonus opportunity at target in the case of Messrs. Sindelar, Durocher and Eleniak; and a pro-rata portion the eligible NEO's annual bonus opportunity at target, subject to attainment of the performance criteria with respect to the eligible NEO's bonus opportunity; (ii) 100% acceleration of all equity awards, with the value of such accelerated vesting of equity awards calculated based on a closing trading price of $52.93 per share at December 31, 2025; and (iii) 24 months of health insurance benefit continuation in the case of Mr. Weening and 12 months of health insurance benefit continuation in the case of Messrs. Sindelar, Durocher and Eleniak, in each case subject to certain exceptions.

(3) Michael Weening was not eligible for COBRA in 2025 (U.S. only), therefore, the Health insurance benefit continuation reflects the full Canada Life health insurance premium paid in CAD and converted to USD using the exchange rate of CAD1.00 to USD $.71576.

<h1 style="text-align:center">CEO PAY RATIO</h1>

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to disclose the ratio of our principal executive officer's ("PEO's") annual total compensation to the annual total compensation of our median employee.

On December 31, 2025, when we determined the median employee, Mr. Weening was the principal executive officer of Calix. For 2025, the annual total compensation for Mr. Weening was $10,820,080, as disclosed under the Summary Compensation Table above, and the annual total compensation for our median employee was $147,197, calculated using the same methodology as applied for Mr. Weening in the Summary Compensation Table above, resulting in a pay ratio of approximately 73.5:1. Annual total compensation included compensation awarded, earned or paid during 2025.

In accordance with Item 402(u) of Regulation S-K, we identified the employee with compensation at the median of the annual total compensation of all of our employees by examining the calendar year total cash compensation between January 1, 2025 and December 31, 2025 (using December 31, 2025 as the "median employee determination date"), including salary or wages plus overtime paid, and any earned cash incentive compensation for 2025, for all individuals, excluding Mr. Weening, who were employed by us on the median employee determination date, whether employed on a full-time, part-time, seasonal or temporary basis, subject to the application of the "de minimis" exemption as described below. For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using FX rates in effect on the median employee determination date. For employees on a leave of absence, we calculated compensation on an annualized basis. However, we did not include employees absent on an unpaid leave of absence for the entire measurement period (i.e., all of 2025). For employees hired between January 2, 2025 and the median employee determination date, we calculated their salary or wages as if they had been employed for the entire measurement period.

The de minimis exemption allows us to exclude up to 5% of our total employees who are non-U.S. employees. Our total number of employees, including U.S. and non-U.S. employees, as of the median employee determination date was 1,921 and we used this number to calculate the maximum number of employees excludable under the de minimis exemption. Accordingly, in identifying the median employee, we used the de minimis exemption to exclude approximately 28 employees (1.5% of our total employees) who were employed in countries outside of the United States, Canada, China and India.

We believe the pay ratio reported above is a reasonable estimate calculated in a manner consistent with SEC rules. Because the SEC rules allow companies to utilize different methodologies and companies have different employee populations and compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above.

## Pay for Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, the following disclosure is provided about the relationship between executive compensation and the Company's performance on select financial metrics. The "Compensation Actually Paid" and other compensation figures shown here are calculated in accordance with applicable regulatory guidance. More information on our compensation program and decisions for the 2025 performance year can be found in the *Compensation Discussion and Analysis* section.

| Year | PEO-Michael Weening (President & CEO) Summary Compensation Table Total for PEO ($) (1) | PEO-Michael Weening (President & CEO) Compensation Actually Paid to PEO ($) (2) | PEO-Carl Russo (Former CEO) Summary Compensation Table Total for PEO ($) (1) | PEO-Carl Russo (Former CEO) Compensation Actually Paid to PEO ($) (2) | Average Summary Compensation Table Total for Non-PEO NEOs ($) (1) (3) | Average Compensation Actually Paid to Non-PEO NEOs ($) (2) (3) | Value of Initial Fixed $100 Investment Based On: Total Shareholder Return ($) (4) | Value of Initial Fixed $100 Investment Based On: Peer Group Total Shareholder Return ($) (5) | Net Income (in millions) ($) (6) | Non-GAAP Operating Income (in millions) ($) (7) |
|---|---|---|---|---|---|---|---|---|---|---|
| 2025 | 10,820,080 | 16,180,108 | n/a | n/a | 9,079,871 | 9,653,386 | 178 | 217 | 18 | 110 |
| 2024 | 8,265,659 | 2,278,161 | n/a | n/a | 6,507,529 | 2,816,175 | 117 | 184 | (30) | 31 |
| 2023 | 7,155,795 | (13,126,694) | n/a | n/a | 6,461,941 | (2,804,301) | 147 | 136 | 29 | 94 |
| 2022 | 22,278,030 | 17,458,995 | 3,866,660 | (1,092,938) | 6,724,491 | 5,951,904 | 230 | 116 | 41 | 99 |
| 2021 | n/a | n/a | 7,726,910 | 30,362,780 | 4,914,250 | 15,939,257 | 269 | 148 | 238 | 96 |

(1) These amounts reflect the total compensation, as disclosed in the Summary Compensation Table, paid to our CEO (Mr. Weening in 2025, 2024, 2023 and 2022 and Mr. Russo in 2022 and 2021) and the average total compensation for our non-PEO NEOs in 2025, 2024, 2023, 2022 and 2021.

(2) Compensation Actually Paid represents the total compensation from the Summary Compensation Table for each of our CEOs and the average total compensation for our non-PEO NEOs as adjusted to reflect changes in the fair value of our outstanding stock option awards in accordance with Item 402(v) of Regulation S-K.

(3) The chart below outlines our non-PEO NEOs for 2025, 2024, 2023, 2022 and 2021.

| 2025 | 2024 | 2023 | 2022 | 2021 |
|---|---|---|---|---|
| — | — | — | — | Michael Weening |
| Cory Sindelar | Cory Sindelar | Cory Sindelar | Cory Sindelar | Cory Sindelar |
| John Durocher (a) | - | - | - | - |
| Shane Eleniak | Shane Eleniak | Shane Eleniak | Shane Eleniak | Shane Eleniak |
| J. Matthew Collins (b) | J. Matthew Collins | J. Matthew Collins | J. Matthew Collins | J. Matthew Collins |

(a) Mr. Durocher was appointed COO in November 2025.

(b) Mr. Collins served as our CCOO until his passing on May 7, 2025.

(4) Total Shareholder Return for each year is based on an initial fixed investment of $100 in our stock on December 31, 2020.

(5) The peer group reflects the S&P 500 Communications Equipment Index, assuming a fixed investment of $100 as of December 31, 2020.

(6) The dollar amounts reported reflect our net income as reported in our audited financial statements for each applicable year.

(7) The dollar amounts represent the most important financial performance measure not otherwise reported in the above table that is used by the Company to link actual compensation paid during the most recent year to the Company's performance, as required pursuant to Item 402(v) of Regulation S-K. Non-GAAP Operating Income is defined as operating income on a GAAP basis less certain items that are not considered indicative of our performance, consisting of: stock-based compensation, intangible asset amortization and other charges. Reconciliation of these non-GAAP amounts to GAAP is provided in Appendix B.

**Relationship between Compensation and Financial Performance**

The table below shows the relationship between the compensation actually paid to the PEOs and Average non-PEO NEOs relative to Total Shareholder Return ("TSR") for Calix and the peer group for 2025, 2024, 2023, 2022 and 2021.

## Compensation Actually Paid vs. TSR



The table below shows the relationship between the compensation actually paid to the PEOs and Average non-PEO NEOs relative to net income and non-GAAP operating income for 2025, 2024, 2023, 2022 and 2021.

## Compensation Actually Paid vs. Non-GAAP Operating Income and GAAP Net Income



(1) Non-GAAP Operating Income is defined as operating income on a GAAP basis less certain items that are not considered indicative of our performance, consisting of: stock-based compensation, intangible asset amortization and other charges. Reconciliation of these non-GAAP amounts to GAAP is provided in Appendix B.

The Company and the Talent and Compensation Committee consider the following metrics to have the greatest influence on executive pay for our PEO and other NEOs: Bookings, Revenue, Non-GAAP Gross Margin and Non-GAAP Operating Income.

# DIRECTOR COMPENSATION

Our Talent and Compensation Committee reviews compensation for our non-employee directors on an annual basis, taking into consideration market data for our peer group, recommendations from its compensation advisor based on market data analysis and governance considerations issued by proxy advisory firms. Compensation for our non-employee directors consists of cash retainers for service on the Board and Board committees, with an initial equity award granted upon joining the Board and an annual equity award granted on the date of each annual meeting of stockholders. Director compensation has generally been assessed with reference to compensation and practices at peer companies. We do not provide for any per meeting fees for attendance at meetings. Members of the Board who are employees of Calix do not receive any compensation for their service as directors.

## Non-Employee Director Cash Compensation

Under our Non-Employee Director Cash Compensation Policy for 2025, directors who are not employed by Calix or one of our affiliates receive cash retainers for their service on the Board and committees of the Board. The table below shows the annual cash compensation provided to our non-employee directors under our Non-Employee Director Cash Compensation Policy in 2025. Annual retainers are additive and paid quarterly in arrears.

| Non-Employee Director Cash Compensation | Original Amount ($) |
|---|---|
| **Base Board Retainer** | $ 60,000 |
| **Board and Committee Chair Service** (in addition to Base Retainer) | |
| Board Chair | 75,000 |
| Lead Director | 35,000 |
| Audit Committee Chair | 35,000 |
| Talent and Compensation Committee Chair | 20,000 |
| Nominating and Corporate Governance Committee Chair | 12,000 |
| AI and Cybersecurity Committee Chair | 10,000 |
| Strategic Committee Chair | 10,000 |
| **Non-Chair Committee Service** (in addition to Base Retainer) | |
| Audit Committee | 12,500 |
| Talent and Compensation Committee | 10,000 |
| Nominating and Corporate Governance Committee | 5,500 |
| AI and Cybersecurity Committee | 5,000 |
| Strategic Committee | 5,000 |

## Non-Employee Director Equity Compensation

Under our Non-Employee Director Equity Compensation Policy for 2025, equity compensation for non-employee director service is granted in the form of restricted stock awards (RSAs). The value of the initial equity grant to newly elected or appointed Board members and the value of annual equity grants to existing Board members is $200,000. Under the Non-Employee Director Equity Compensation Policy, each non-employee director newly elected or appointed to the Board will automatically be granted an RSA for a number of shares of common stock of the Company equal to the product obtained by multiplying (a) the result of dividing (i) $200,000 by (ii) the per share closing price of our common stock on the date such director commences service, by (b) a fraction, the numerator of which is the number of whole days that will have passed from the date of election through the scheduled date of the Company's next annual stockholder meeting and the denominator of which is 365, rounded down to the nearest whole share.

Both the initial RSA grants and the annual RSA grants shall vest with respect to 100% of the shares of common stock underlying the RSA on the earlier of (i) the one-year anniversary of the date of grant or (ii) the day immediately preceding the date of the annual meeting of stockholders that occurs in the year following the year of grant.

Members of the Board who are Calix employees and who subsequently terminate employment with Calix and remain on the Board are not eligible for initial grants of equity but are eligible, after termination of employment with Calix, for annual grants.

All equity awards held by a non-employee director, regardless of when granted, automatically accelerate in the event of a change in control of Calix.

### Additional Equity Award for Board Chair Carl Russo

During 2025, the Board of Directors approved an additional quarterly grant of stock options valued at $1.3M (annualized) for Board Chair Carl Russo. The equity award is intended to recognize Mr. Russo's enhanced time commitment and unique role in providing strategic guidance to management and board leadership during a critical period for the Company.

### March 2026 Amendment to Non-Employee Director Compensation

In March 2026, upon the recommendation of the Talent and Compensation Committee after its review of market data and the analysis and recommendation of its compensation advisor, the Board amended our Non-Employee Director Equity Compensation Policy to provide for equity compensation in the form of RSUs rather than RSAs, effective April 1, 2026.

Under the amended Non-Employee Director Equity Compensation Policy, each non-employee director newly elected or appointed to the Board will automatically be granted an RSU valued at $200,000 (based on the per share closing price of our common stock on the date such director commences service) upon their election or appointment to the Board. The initial grant is prorated based on the non-employee director's start date through the applicable vesting date and will vest with respect to 100% of the RSUs on the earlier of the one-year anniversary of the date of grant or the day immediately preceding the date of the next annual meeting of stockholders following the year of grant.

Each director who is a non-employee director immediately following each annual meeting of stockholders, provided such director has served as a director for at least six months prior to such date, will also automatically be granted RSUs valued at $200,000 (based on the per share closing price of our common stock on the date such annual meeting of stockholders). The annual grant vests as to 100% of the RSUs on the day immediately prior to the date of the next annual meeting of stockholders following the date of grant, subject to continued Board service to Calix through the applicable vesting date.

No other changes to the non-employee director compensation program were made for 2026.

### Limits on Non-Employee Director Equity Awards

Under our 2019 Plan, the grant date fair value of equity-based awards granted to a non-employee director during any calendar year shall not exceed $1,500,000.

### Director Pledging Policy

In certain circumstances and in accordance with pre-approved guidelines, members of the Board may pledge their Calix stock holdings (exclusive of options, restricted stock awards or units, warrants or other rights to purchase Calix stock) as collateral for a loan, including margin loans, only if approved in advance by the Company's General Counsel.

### Director Stock Ownership Guidelines

Under our director stock ownership guidelines, each director is expected to acquire and maintain ownership of Calix common stock having a value of no less than four (4) times the annual Board cash retainer, which achievement of the requisite stock ownership expected on or before the date five years after the initial appointment date of such director. For the purposes of the stock ownership guidelines, only shares of our common stock beneficially held by a director and vested restricted stock units held by the director are counted as shares. If a director fails to meet these guidelines, shares from such director's annual equity grants, after satisfaction of taxes, will be held until the guidelines are met. Each of our directors is currently in compliance with and have shareholding in excess of our director stock ownership guidelines.

**Other Arrangements**

We reimburse non-employee directors for travel, lodging and other expenses incurred in connection with their Board service and attendance at Board and committee meetings.

**Director Compensation Table**

The following table sets forth information regarding compensation earned by our non-employee directors during the year ended December 31, 2025.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($) (1) | Option Awards ($) (1) | Total ($) |
|---|---|---|---|---|
| Carl Russo | 130,000 | 199,986 | 1,296,628 | 1,626,614 |
| Kevin Peters | 115,500 | 199,986 | — | 315,486 |
| Michael Berry | 30,234 | 199,986 | — | 230,220 |
| Christopher J. Bowick | 80,125 | 199,986 | — | 280,111 |
| Kathleen Crusco | 95,000 | 199,986 | — | 294,986 |
| Eleanor Fields (2) | 42,266 | — | — | 42,266 |
| Kira Makagon | 70,000 | 199,986 | — | 269,986 |
| Rajatish Mukherjee | 70,000 | 199,986 | — | 269,986 |
| Wade Oosterman | 70,125 | 199,986 | — | 270,111 |

(1) Amounts reflect the grant date fair value of restricted stock awards and stock options granted in 2025 and were calculated in accordance with ASC Topic 718 and are not adjusted for subsequent changes in our stock performance or the level of ultimate vesting. For a discussion of the assumptions used in the valuations of restricted stock awards and stock options, see Note 7 of the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2025. As of December 31, 2025 our non-employee directors held the following restricted stock awards and stock options:

| Name | Shares of Restricted Stock (#) | Shares Underlying Stock Options (#) |
|---|---|---|
| Carl Russo (i) | 4,689 | 1,050,941 |
| Kevin Peters | 4,689 | 39,478 |
| Michael Berry | 4,689 | — |
| Christopher J. Bowick | 4,689 | 39,478 |
| Kathleen Crusco | 4,689 | 39,478 |
| Eleanor Fields (2) | — | 10,768 |
| Kira Makagon | 4,689 | 39,478 |
| Rajatish Mukherjee | 4,689 | 25,201 |
| Wade Oosterman | 4,689 | 7,317 |

(i) Includes automatic quarterly stock options granted to Mr. Russo which vest and become exercisable with respect to 25% of the shares of common stock underlying the option on each anniversary of the date of grant.

(2) Ms. Fields' service on the Board ended on May 8, 2025.

# EQUITY COMPENSATION PLAN INFORMATION

The following table provides certain information as of December 31, 2025, with respect to all of our equity compensation plans in effect on that date.

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options (a) | Weighted-Average Exercise Price of Outstanding Options (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) |
|---|---|---|---|
| Equity Compensation Plans Approved by Stockholders (1) | 13,035,312 | $ 39.99 | 10,717,725 (4) |
| Equity Compensation Plans Not Approved by Stockholders (2) | 175,000 | $ 5.05 | — |
| Total | 13,210,312 | $ 38.87 (3) | 10,717,725 |

(1) Includes our 2010 Plan, 2019 Plan, ESPP and Stock Purchase and Matching Plan.

(2) Consists of a Nonstatutory Inducement Stock Option Grant, which constitutes an employment inducement award for Mr. Sindelar under NYSE Listed Company Manual Rule 303A.08 that was approved by the Talent and Compensation Committee on September 28, 2017. The NYSE approved the Supplemental Listing Application for the Inducement Award on October 30, 2017. The Nonstatutory Inducement Stock Option Grant was awarded on October 1, 2017 and provides Mr. Sindelar the right to purchase up to 300,000 shares of our common stock for an exercise price of $5.05 per share. The Nonstatutory Inducement Stock Option Grant has a term of 10 years and has vested. In the event of a termination of Mr. Sindelar's employment, Mr. Sindelar would have three months, or 12 months in the case of death or disability, to exercise the option.

(3) The weighted-average remaining term for outstanding options is 7 years.

(4) Includes 1,459,108 shares that were available for future issuance under the Amended and Restated Employee Stock Purchase Plan (which has since been suspended indefinitely effective as of February 14, 2025), 3,684,847 shares available for future issuance under the Stock Purchase and Matching Plan and 5,573,770 shares available for future issuance under the 2019 Plan.

# COMPENSATION COMMITTEE REPORT

*The information contained in this report shall not be deemed to be "soliciting material," to be "filed" with the SEC or be subject to Regulation 14A or Regulation 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference in future filings with the SEC except to the extent that Calix specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.*

The Talent and Compensation Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Talent and Compensation Committee of the Board recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

**Talent and Compensation Committee**

Christopher J. Bowick (Chairman)
Kira Makagon
Rajatish Mukherjee

# AUDIT COMMITTEE REPORT

*The information contained in this report shall not be deemed to be "soliciting material," to be "filed" with the SEC or be subject to Regulation 14A or Regulation 14C (other than as provided in Item 407 of Regulation S-K) or to the liabilities of Section 18 of the Securities Exchange Act of 1934, and shall not be deemed to be incorporated by reference in future filings with the SEC except to the extent that Calix specifically incorporates it by reference into a document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934.*

The Audit Committee has reviewed and discussed with Calix management and KPMG LLP the audited consolidated financial statements of Calix contained in the Calix Annual Report on Form 10-K for the year ended December 31, 2025. The Audit Committee has also discussed with KPMG LLP the matters required to be discussed by AS No. 1301, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T.

The Audit Committee has received the written disclosures from KPMG LLP required by the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence and has discussed with KPMG LLP its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in Calix's Annual Report on Form 10-K for its year ended December 31, 2025 for filing with the Securities and Exchange Commission.

**Audit Committee**

Kathleen Crusco, Chair
Michael Berry
Kevin Peters

# CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Calix's Board and Audit Committee have adopted a written related person transaction policy that sets forth the policies and procedures for the review and approval or ratification of related person transactions that may be deemed "related person transactions" under the rules of the SEC. This policy covers any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which Calix was or is to be a participant, the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness or employment by Calix of a related person. For purposes of the policy, a "related person" is a director, officer or greater than 5% beneficial owner of Calix's stock and their immediate family members.

Calix recognizes that related person transactions can present potential or actual conflicts of interest or create the appearance of a conflict of interest. Management presents to the Audit Committee each proposed related person transaction, including all relevant facts and circumstances, and the Audit Committee reviews the relevant facts and circumstances of each related person transaction, including if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third party and the extent of the related person's interest in the transaction, takes into account the conflicts of interest and corporate opportunity provisions of Calix's Code of Business Conduct and Ethics, and either approves or disapproves the related person transaction. Any related person transaction may be consummated and shall continue only if the Audit Committee has approved or ratified such transaction in accordance with the guidelines set forth in the policy. No director may participate in approval of a related person transaction for which he or she is a related person. As required under rules issued by the SEC, transactions that are determined to be directly or indirectly material to a related person are or will be disclosed in Calix's proxy statements.

During 2025, Calix has not participated in any transactions, nor are there any currently proposed transactions in which Calix will participate, where the amount involved exceeds, or would exceed, $120,000, and in which any related person had or will have a direct or indirect material interest.

## Indemnification of Directors and Officers

Calix's amended and restated certificate of incorporation and amended and restated bylaws provide that Calix is required to indemnify its directors and officers, in each case to the fullest extent permitted by Delaware law. Calix has entered into and expects to continue to enter into agreements to indemnify its directors, executive officers and other employees as determined by the Board.

# HOUSEHOLDING OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for Notices of Internet Availability of Proxy Materials, proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single Notice of Internet Availability of Proxy Materials, or proxy statement and annual report, as applicable, addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies.

This year, a number of brokers with account holders who are Calix stockholders will be "householding" our proxy materials. A single Notice of Internet Availability of Proxy Materials may be delivered to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that it will be "householding" communications to your address, "householding" will continue until you are notified otherwise or until you notify your broker or Calix that you no longer wish to participate in "householding."

If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate Notice of Internet Availability of Proxy Materials, you may (1) notify your broker, (2) direct your written request to: Investor Relations, Calix, Inc., 3155 Olsen Drive, San Jose, California 95117 or (3) contact our Investor Relations department by email at InvestorRelations@calix.com or by telephone at (408) 474-0080. Stockholders who currently receive multiple copies of the Notice of Internet Availability of Proxy Materials at their address and would like to request "householding" of their communications should contact their broker. In addition, Calix will promptly deliver, upon written or oral request to the address or telephone number above, a separate copy of the Notice of Internet Availability of Proxy Materials to a stockholder at a shared address to which a single copy of the documents was delivered.

## OTHER MATTERS

The Board knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters are properly brought before the Annual Meeting, it is the intention of the persons named in the proxy card to vote on such matters in accordance with their best judgment.

## ANNUAL REPORTS

The 2025 Annual Report to Stockholders, including our 2025 Annual Report on Form 10-K (which is not a part of our proxy soliciting materials), will be mailed with this Proxy Statement to those stockholders that request and receive a copy of the proxy materials in the mail. Stockholders that received the Notice of Internet Availability of Proxy Materials can access this Proxy Statement and our 2025 Annual Report at www.proxyvote.com.

We have filed our Annual Report on Form 10-K for the year ended December 31, 2025 with the SEC. It is available free of charge in the "SEC Filings" section of our website at investor-relations.calix.com or at the SEC's website at www.sec.gov. Upon written request by a Calix stockholder, we will mail without charge a copy of our Annual Report on Form 10-K, including the financial statements and financial statement schedules, but excluding exhibits to the Annual Report on Form 10-K. Exhibits to the Annual Report on Form 10-K are available upon payment of a reasonable fee, which is limited to our expenses in furnishing the requested exhibit. All requests should be directed to Investor Relations, Calix, Inc., 3155 Olsen Drive, San Jose, California 95117 or InvestorRelations@calix.com.

**By Order of the Board of Directors**

/s/ Douglas McNitt

Douglas McNitt
Corporate Secretary

March 27, 2026

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**CALIX, INC.**

**FIRST AMENDED AND RESTATED STOCK PURCHASE AND MATCHING PLAN**

**ARTICLE I.**

**PURPOSE, SCOPE AND COMPONENTS OF THE PLAN**

1.1.     <u>Purpose and Scope</u>. The purpose of the Calix, Inc. Stock Purchase and Matching Plan (as amended from time to time, the "<u>Plan</u>") is to assist employees of Calix, Inc., a Delaware corporation (the "<u>Company</u>") and its Participating Subsidiaries in acquiring a stock ownership interest in the Company pursuant to a plan which is intended to help such employees provide for their future security and to encourage them to remain in the employment of the Company and its Subsidiaries. The Plan is not intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. The Plan amends, restates and supersedes the Stock Purchase and Matching Plan approved by our stockholders in May 2025 (the "<u>Prior Plan</u>") in its entirety, provided that 672,300 of the shares reserved for issuance under the Matching Component of this Plan are subject to stockholder approval of this Plan at the annual meeting of the Company's stockholders in 2026. In the event the Company's stockholders fail to approve the 672,300 share increase in the shares reserved for issuance under the Matching Component of the Plan at the annual meeting of the Company's stockholders in 2026, then the shares reserved for issuance under the Matching Component of this Plan shall be reduced by 672,300.

1.2.     <u>Components</u>. The Plan consists of two components: the Purchase Component and the Matching Component. The Purchase Component permits Eligible Employees to purchase shares of Common Stock for a purchase price equal to Fair Market Value on the date of purchase and is exempt from stockholder approval under Section 303A.08 of the New York Stock Exchange Listed Company Manual (the "<u>NYSE Manual</u>") as a plan that merely allows employees to elect to buy shares from the Company for the current Fair Market Value. The Matching Component provides for Eligible Employees to receive matching shares of Common Stock equal to purchases made under the Purchase Component. The Matching Component is subject to stockholder approval as an "equity-compensation plan" under Section 303A.08 of the NYSE Manual.

**ARTICLE II.**

**DEFINITIONS**

2.1     "Administrator" shall mean the Committee, or such individuals to which authority to administer the Plan has been delegated under Section 8.1 hereof.

2.2     "Affiliate" shall mean the Company and any Parent or Subsidiary.

2.3     "Agent" means the brokerage firm, bank or other financial institution, entity or person(s), if any, engaged, retained, appointed or authorized to act as the agent of the Company or an Employee with regard to the Plan.

2.4     "Code" shall mean the Internal Revenue Code of 1986, as amended.

2.5     "Committee" shall mean the Talent and Compensation Committee of the Calix Board of Directors ("Board"), or another committee or subcommittee of the Board or the Talent and Compensation Committee described in Article 8 hereof.

2.6     "Common Stock" shall mean common stock, par value $0.025, of the Company.

2.7     "Compensation" of an Employee shall mean the regular straight-time earnings, base salary, cash incentive compensation, cash bonuses (e.g., quarterly or annual bonuses or other corporate bonuses), one-time bonuses (e.g., retention, special performance or sign-on bonuses), taxable profit sharing payments, commissions, vacation pay, holiday pay, jury duty pay, funeral leave pay or military pay paid to the Employee from the Company or any Participating Subsidiary or any Affiliate on each Payday as compensation for services to the Company or any Participating Subsidiary or any Affiliate before deduction for any salary deferral contributions made by the Employee to any tax-qualified or nonqualified deferred compensation plan of the Company, any Participating Subsidiary or any Affiliate, but excluding overtime, shift differential payments, fringe benefits (including, without limitation, employer gifts), education or tuition reimbursements, imputed income arising under any Company, Participating Subsidiary or Affiliate group insurance or benefit program, travel expenses, business and moving reimbursements, income received in connection with any stock options, stock appreciation rights, restricted stock, restricted stock units or other compensatory equity awards and all contributions made by the Company, any Participating Subsidiary or any Affiliate for the Employee's benefit under any employee benefit plan now or hereafter established. Such Compensation shall be calculated before deduction of any income or employment tax withholdings, but shall be withheld from the Employee's net income.

2.8     "Effective Date" shall mean the date the Plan adopted by the Board of Directors of the Company, with the Matching Component subject to approval of the Plan by the Company's stockholders.

2.9     "Eligible Employee" means an Employee of the Company or any Participating Subsidiary (i) who is customarily employed for at least twenty (20) hours per week and (ii) who is customarily employed for more than five (5) months per calendar year; and (iii) located in a country in which we offer the Plan; but excluding (a) the Company's Chief Executive Officer, (b) each senior management Employee who reports directly to the Company's Chief Executive Officer and (c) each other senior management Employee as identified in writing by the Administrator as being ineligible for the Plan.

2.10     "Employee" shall mean any person who renders services to the Company or a Participating Subsidiary in the status of a regular employee within the meaning of Section 3401(c) of the Code. "Employee" shall not include any intern, apprentice, or director of the Company or a Participating Subsidiary who does not render services to the Company or a Participating Subsidiary in the status of an employee within the meaning of Section 3401(c) of the Code.

2.11     "Enrollment Period" shall mean the period of time in which an Eligible Employee may elect to participate in the Plan.

2.12     "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

2.13     "Exercise Date" shall mean the last trading day of each Offering Period, except as provided in Section 6.2 hereof.

2.14     "Fair Market Value" shall mean, as of any date, the value of a Share determined as follows:

        (a)     If the Common Stock is (i) listed on any established securities exchange (such as the New York Stock Exchange, the NASDAQ Global Market and the NASDAQ Global Select Market), (ii) listed on any national market system or (iii) listed, quoted or traded on any automated quotation system, its Fair Market Value shall be the closing sales price for a Share as quoted on such exchange or system for such date or, if there is no closing sales price for a Share on the date in question, the closing sales price for a Share on the last preceding date for which such quotation exists, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable.

        (b)     If the Common Stock is not listed on an established securities exchange, national market system or automated quotation system, but the Common Stock is regularly quoted by a recognized securities dealer, its Fair Market Value shall be the mean of the high bid and low asked prices for such date or, if there are no high bid and low asked prices for a Share on such date, the high bid and low asked prices for a Share on the last preceding date for which such information exists, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable; or

        (c)     If the Common Stock is neither listed on an established securities exchange, national market system or automated quotation system nor regularly quoted by a recognized securities dealer, its Fair Market Value shall be established by the Administrator in good faith.

2.15     "Matching Component" means the component of Plan under which Matching Shares are issued in accordance with Article IV of the Plan.

2.16     "New Exercise Date" shall have such meaning as set forth in Section 6.2(b) hereof.

2.17     "Offering Period" shall mean, unless otherwise determined by the Administrator, the three (3)-month periods commencing on (i) May 8 and ending on August 7; (ii) August 8 and ending on November 7; (iii) November 8 and ending on February 7; and (iv) February 8 and ending on May 7 of each year.

2.18     "Parent" shall mean any entity (other than the Company), whether domestic or foreign, in an unbroken chain of entities ending with the Company if each of the entities other than the Company beneficially owns, at the time of the determination, securities or interests representing more than fifty percent (50%) of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.19     "Participant" shall mean any Eligible Employee who elects to participate in the Plan.

2.20     "Participating Subsidiary" shall mean each Subsidiary that has been designated by the Board or Committee from time to time in its sole discretion as eligible to participate in the Plan in accordance with Section 8.2 hereof, in each case, including any Subsidiary in existence on the Effective Date and any Subsidiary formed or acquired following the Effective Date.

2.21     "Payday" shall mean the standard established day for payment of Compensation to an Employee of the Company or any Participating Subsidiary.

2.22     "Plan Account" shall mean a bookkeeping account established and maintained by the Company in the name of each Participant.

2.23     "Purchase Component" means the component of the Plan pursuant to which Shares are purchased in accordance with Article III on each Exercise Date.

2.24    "Share" shall mean a share of Common Stock.

2.25    "Subsidiary" shall mean (a) a corporation, association or other business entity of which fifty percent (50%) or more of the total combined voting power of all classes of capital stock is owned, directly or indirectly, by the Company and/or by one or more Subsidiaries, (b) any partnership or limited liability company of which fifty percent (50%) or more of the equity interests are owned, directly or indirectly, by the Company and/or by one or more Subsidiaries, and (c) any other entity not described in clauses (a) or (b) above of which fifty percent (50%) or more of the ownership and the power (whether voting interests or otherwise), pursuant to a written contract or agreement, to direct the policies and management or the financial and the other affairs thereof, are owned or controlled by the Company and/or by one or more Subsidiaries.

2.26    "Withdrawal Election" shall have such meaning as set forth in Section 7.1(a) hereof.

## ARTICLE III.

### PARTICIPATION IN PURCHASE COMPONENT

3.1    Eligibility. Any Eligible Employee who shall be employed by the Company or a Participating Subsidiary on a given Enrollment Period for an Offering Period under the Purchase Component shall be eligible to participate in the Purchase Component of the Plan during such Offering Period, subject to the requirements of Articles IV, V and VI hereof.

3.2    Election to Participate; Payroll Deductions

(a)    Except as provided in Section 3.3 hereof, an Eligible Employee may become a Participant in the Purchase Component of the Plan only by means of payroll deduction. Each individual who is an Eligible Employee as of the Enrollment Period of the applicable Offering Period may elect to participate in such Offering Period and the Purchase Component of the Plan by delivering to the Company an enrollment election during the Enrollment Period for the Plan designating payroll deduction authorization by such date specified by the Company.

(b)    Payroll deductions under the Purchase Component with respect to an Offering Period (i) shall be equal to at least one percent (1%) of the Participant's Compensation as of each Payday during the applicable Offering Period, but not more than thirty-three percent (33%) of the Participant's Compensation as of each Payday during the applicable Offering Period. In addition, employees may contribute up to 50% of new-hire, special performance, promotion, or retention bonuses per pay period. The employee contribution shall not exceed the employee's total net earnings for the pay period, and (ii) may be expressed as a whole number percentage (or otherwise as determined by the Administrator). Amounts deducted from a Participant's Compensation with respect to an Offering Period under the Purchase Component pursuant to this Section 3.2 shall be deducted each Payday through payroll deduction and credited to the Participant's Plan Account.

(c)    Following the commencement of the Offering Period, a Participant may (i) decrease (to as low as 1%) the amount deducted from such Participant's Compensation, or (ii) suspend further contributions only once during an Offering Period upon ten (10) calendar days' prior electronic notice to the Company. A Participant may not increase the amount deducted from such Participant's Compensation during an Offering Period.

(d)    Notwithstanding the foregoing, upon the completion of an Offering Period under the Purchase Component, each Participant in such Offering Period shall automatically participate in the Offering Period that commences immediately following the completion of such Offering Period at the same payroll deduction percentage as in effect at the completion of the prior Offering Period, unless such Participant delivers to the Company a different election with respect to the successive Offering Period in accordance with Section 3.1 hereof, or unless such Participant becomes ineligible for participation in the Plan.

3.3    Leave of Absence. During leaves of absence approved by the Company meeting the requirements of Treasury Regulation Section 1.421-1(h)(2) under the Code, an individual shall be treated as an Employee of the Company or Participating Subsidiary that employs such individual immediately prior to such leave.

3.4    Purchase of Shares. On the Exercise Date for each Offering Period under the Purchase Component, without any further action by any Participant, each Participant shall purchase that number of whole Shares calculated by dividing (i) such Participant's payroll deductions accumulated on or prior to such Exercise Date and retained in the Participant's Plan Account on such Exercise Date by (ii) the Fair Market Value of a Share on such Exercise Date (the "Purchased Shares"). The balance, if any, remaining in the Participant's Plan Account (after exercise of such Participant's right to purchase whole Shares) as of such Exercise Date shall be carried forward to the next Offering Period, unless the Participant has elected to withdraw from the Plan pursuant to Section 7.1 hereof or, pursuant to Section 7.2 hereof, such Participant has ceased to be an Eligible Employee.

## ARTICLE IV.

## MATCHING SHARES UNDER THE MATCHING COMPONENT

4.1 Matching Share Grant. On each Exercise Date, each Participant who was issued Purchased Shares on such Exercise Date shall automatically acquire under the Matching Component, a number restricted stock units ("Restricted Stock Units"), each of which constitutes the right to be issued a share of Common Stock following vesting, equal to the Purchased Shares that are subject to a risk of forfeiture in the event the Participant ceases to constitute an Employee for any reason, unless otherwise determined by the Administrator, in its discretion (the "Matching Shares").

4.2 Risk of Forfeiture. The risk of forfeiture on the Matching Shares shall automatically lapse on the first anniversary of the Exercise Date, subject to the Participant continuing to be an Employee through such date. The shares of Common Stock underlying the Restricted Stock Units will be issued (either in share certificate or book entry form) as soon as administratively practicable after the risk of forfeiture on the Matching Shares lapses, which shall in no event be later than March 15 of the year following the year during which such risk of forfeiture lapses.

## ARTICLE V.

## SHARE ISSUANCES, TRANSFERABILITY AND LIMITATIONS

5.1 Share Issuance. As soon as practicable following each Exercise Date (but in no event more than thirty (30) days thereafter), the Purchased Shares under the Purchase Component shall be issued (either in share certificate or book entry form) and the Restricted Stock Units constituting Matching Shares under the Matching Component shall be granted to either (i) the Participant or (ii) an account established in the Participant's name at a stock brokerage or other financial services firm designated by the Company. If the Company is required to obtain from any commission or agency authority to issue any such Shares, the Company shall seek to obtain such authority. Inability of the Company to obtain from any such commission or agency authority which counsel for the Company deems necessary for the lawful issuance of any such shares shall relieve the Company from liability to any Participant except to refund to the Participant such Participant's Plan Account balance, without interest thereon.

5.2 Transferability.

(a) No rights under the Plan shall be transferable, other than by will or the applicable laws of descent and distribution, and shall be exercisable during the Participant's lifetime only by the Participant. No interest or right under the Plan shall be available to pay off any debts, contracts or engagements of the Participant or his or her successors in interest or shall be subject to disposition by pledge, encumbrance, assignment or any other means whether such disposition be voluntary or involuntary or by operation of law by judgment, levy, attachment, garnishment or any other legal or equitable proceedings (including bankruptcy), and any attempt at disposition of such right or interest shall have no effect.

(b) Unless otherwise determined by the Administrator, no Shares issued under either the Purchase Component or the Matching Component may be assigned, transferred, pledged or otherwise disposed of in any way by the Participant until the first anniversary of the Exercise Date upon which such Shares were purchased or Matching Shares were issued. Unless otherwise determined by the Administrator, in the event a Participant ceases to be an Employee prior to the first anniversary of the Exercise Date upon which Shares were purchased under the Purchase Component, the Matching Shares acquired on such Exercise Date shall be forfeited for no consideration, and the transfer restrictions applicable to the Purchased Shares purchased under the Purchase Component on such Exercise Date shall immediately lapse.

5.3 Limitations on the Purchase of Shares. Notwithstanding any provision in the Plan to the contrary, no more than an aggregate of one hundred seventy-fifty thousand (175,000) Shares (the "Offering Period Share Limit") shall be purchased under the Purchase Component by one or more Participants on any Exercise Date, and, accordingly, no more than an equal number of Matching Shares shall be issued under the Matching Component on such Exercise Date. Prior to the commencement of an Offering Period, the Administrator may provide for a limit on individual contributions, or a maximum number of Shares a Participant may acquire under the Purchase Component in such Offering Period and any such limit or maximum shall be deemed to constitute an Offering Period Share Limit hereunder. In the event the Company determines that, on a given Exercise Date, the number of Shares that are scheduled to be purchased under the Purchase Component may exceed the Offering Period Share Limit, the Administrator shall make a pro rata allocation of the Shares available for issuance on such Exercise Date in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants purchasing Shares under the Purchase Component on such Exercise Date. For the avoidance of doubt, the number of Matching Shares issued under the Matching Component shall be proportionately adjusted to reflect any such pro rata allocation.

**ARTICLE VI.**

**PROVISIONS RELATING TO COMMON STOCK**

6.1     Common Stock Reserved.

(a)     Purchase Component. Subject to adjustment as provided in Section 6.2 hereof, the maximum number of Shares that shall be made available for sale under the Purchase Component of the Plan from and after the Effective Date shall be Three Million, Five Hundred Ninety-Five Thousand, Seven Hundred (3,595,700) Shares. Shares made available for sale under the Purchase Component of the Plan may be authorized but unissued shares or reacquired shares reserved for issuance under the Plan. The Administrator may decrease or increase the number of Shares available for sale under the Purchase Component in its discretion.

(b)     Matching Component. Subject to adjustment as provided in Section 6.2 hereof, the maximum number of Shares that shall be made available for issuance under the Matching Component of the Plan from and after the Effective Date shall be Three Million, Five Hundred Ninety-Five Thousand, Seven Hundred (3,595,700) Shares. Shares made available for issuance under the Matching Component of the Plan may be authorized but unissued shares or reacquired shares reserved for issuance under the Plan. The Administrator may decrease or increase the number of Shares available for issuance under the Matching Component in its discretion, provided that any increase thereof shall be subject to stockholder approval within twelve (12) months following the Administrator's approval of such increase.

6.2     Adjustments Upon Changes in Capitalization, Dissolution, Liquidation, Merger or Asset Sale.

(a)     Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number of Shares which have been authorized for issuance under each of the Purchase Component and the Matching Component of the Plan but not yet purchased or issued, as well as any price per share and the number of Shares being purchased under the Purchase Component or issued under the Matching Component of the Plan which has not yet been purchased or issued shall be proportionately adjusted for any increase or decrease in the number of issued Shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock or any other increase or decrease in the number of Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to purchase or issuance.

(b)     Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Offering Period then in progress under the Purchase Component shall be shortened by setting a new Exercise Date (the "New Exercise Date"), and such Offering Period shall terminate immediately prior to the consummation of such proposed dissolution or liquidation, unless provided otherwise by the Administrator. The New Exercise Date shall be before the date of the Company's proposed dissolution or liquidation. The Administrator shall notify each Participant in writing, at least ten (10) business days prior to the New Exercise Date, that the next Exercise Date for the Participant has been changed to the New Exercise Date and that the Participant shall automatically purchase Shares under the Purchase Component and be issued Matching Shares under the Matching Component on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 7.1(a) hereof or the Participant has ceased to be an Eligible Employee as provided in Section 7.2 hereof.

(c)     Merger or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each outstanding right to purchase Shares under the Purchase Component and be issued Matching Shares under the Matching Component shall be assumed or an equivalent right substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the rights are not assumed or substituted, any Offering Periods then in progress shall be shortened by setting a New Exercise Date and any Offering Period then in progress shall end on the New Exercise Date. The New Exercise Date shall be before the date of the Company's proposed sale or merger. The Administrator shall notify each Participant in writing, at least ten (10) business days prior to the New Exercise Date, that the next Exercise Date has been changed to the New Exercise Date and that the Participant shall automatically purchase Shares under the Purchase Component and be issued Matching Shares under the Matching Component on the New Exercise Date, unless prior to such date the Participant has withdrawn from the Offering Period as provided in Section 7.1(a) hereof or the Participant has ceased to be an Eligible Employee as provided in Section 7.2 hereof.

6.3     Insufficient Shares. If the Administrator determines that, on a given Exercise Date, the number of Shares scheduled to be purchased under the Purchase Component or issued under the Matching Component may exceed the number of Shares remaining available for sale under the Purchase Component or issuance under the Matching Component of the Plan on such Exercise Date, the Administrator shall make a pro rata allocation of the Shares available for issuance on such Exercise Date in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants purchasing and being issued Shares on such Exercise Date, and unless additional shares are authorized for issuance under the Plan, no further Offering Periods shall take place and the Plan shall terminate pursuant to Section 8.5 hereof. If an Offering Period is so terminated, then the balance of the amount credited to the Participant's Plan Account which has not been applied to the purchase of Shares shall be paid to such Participant in one (1) lump sum in cash within thirty (30) days after such Exercise Date, without any interest thereon.

6.4     Rights as Stockholders. With respect to Shares subject to purchase under the Purchase Component or issuance under the Matching Component, a Participant shall not be deemed to be a stockholder of the Company and shall not have any of the rights or privileges of a stockholder. A Participant shall have the rights and privileges of a stockholder of the Company when, but not until, Shares have been deposited in the designated brokerage account following purchase under the Purchase Component or issuance under the Matching Component. Notwithstanding the foregoing, in the event a dividend is paid in respect of Matching Shares, such dividend shall not be paid to the Participant holding such Matching Shares unless and until the risk of forfeiture thereon lapses.

## ARTICLE VII.

### TERMINATION OF PARTICIPATION

7.1     Voluntary Withdrawal.

(a)     A Participant may elect to withdraw during an Offering Period from the Purchase Component of the Plan by delivering electronic notice of such election (a "Withdrawal Election") to the Company in such form and at such time prior to the Exercise Date for such Offering Period as may be established by the Administrator. A Participant electing to withdraw from the Purchase Component of the Plan may withdraw all of the funds credited to the Participant's Plan Account as of the date on which the Withdrawal Election is received by the Company, in which case amounts credited to such Plan Account shall be returned to the Participant in one (1) lump-sum payment in cash within thirty (30) days after such election is received by the Company, without any interest thereon, and the Participant shall cease to participate in the Plan and the Participant's right to purchase Shares under the Purchase Component for such Offering Period shall terminate. As soon as practicable following the Company's receipt of a Withdrawal Election, the Participant's payroll deduction authorization and his or her right to purchase Shares under the Purchase Component and be issued shares under the Matching Component of the Plan shall terminate.

(b)     A Participant's withdrawal from the Purchase Component of the Plan shall not have any effect upon his or her eligibility to participate in any similar plan which may hereafter be adopted by the Company or in succeeding Offering Periods which commence after the termination of the Offering Period from which the Participant withdraws.

(c)     A Participant who ceases contributions to the Purchase Component of the Plan during any Offering Period shall not be permitted to resume contributions to the Plan during such Offering Period.

7.2     Termination of Eligibility. Upon a Participant's ceasing to be an Eligible Employee for any reason, such Participant's right purchase Shares under the applicable Offering Period shall automatically terminate, he or she shall be deemed to have elected to withdraw from the Plan, and such Participant's Plan Account balance shall be paid to such Participant or, in the case of his or her death, to the person or persons entitled thereto as set forth in an applicable beneficiary designation form (or, if there is no such applicable form, pursuant to applicable law), within thirty (30) days after such cessation of being an Eligible Employee, without any interest thereon.

## ARTICLE VIII.

### GENERAL PROVISIONS

8.1     Administration.

(a)     The Plan shall be administered by the Committee (or another committee or a subcommittee of the Board assuming the functions of the Committee under the Plan), which, unless otherwise determined by the Board, shall consist solely of two or more members of the Board, each of whom is intended to qualify as a "non-employee director" as defined by Rule 16b-3 of the Exchange Act and an "independent director" under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded, in each case, to the extent required under such provision. The Committee may delegate administrative tasks under the Plan to the services of an Agent and/or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant.

(b)     It shall be the duty of the Administrator to conduct the general administration of the Plan in accordance with the provisions of the Plan. The Administrator shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i)     To establish and terminate Offering Periods;

(ii)     To determine when and how rights under the Plan shall be granted and the provisions and terms of each Offering Period (which need not be identical);

(iii)     To determine the terms and conditions applicable to any Restricted Stock Units (including, without limitation, any provisions related to vesting, forfeiture, acceleration and/or settlement);

(iv)     To select Participating Subsidiaries in accordance with Section 8.2 hereof; and

(v)       To construe and interpret the Plan, the terms of any Offering Period and the terms of the rights granted under the Plan and to adopt such rules for the administration, interpretation, and application of the Plan as are consistent therewith and to interpret, amend or revoke any such rules. The Administrator, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, any Offering Period or any right under the Plan, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective.

(c)       The Administrator may adopt rules or procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Administrator is specifically authorized to adopt rules and procedures regarding handling of participation elections, payroll deductions, payment of interest, conversion of local currency, payroll tax, withholding procedures and handling of stock certificates which vary with local requirements. In its absolute discretion, the Board may at any time and from time to time exercise any and all rights and duties of the Administrator under the Plan.

(d)       The Administrator may adopt sub-plans applicable to particular Participating Subsidiaries or locations. The rules of such sub-plans may take precedence over other provisions of this Plan, with the exception of Section 5.1 hereof, but unless otherwise superseded by the terms of such sub-plan, the provisions of this Plan shall govern the operation of such sub-plan.

(e)       All expenses and liabilities incurred by the Administrator in connection with the administration of the Plan shall be borne by the Company. The Administrator may, with the approval of the Committee, employ attorneys, consultants, accountants, appraisers, brokers or other persons. The Administrator, the Company and its officers and directors shall be entitled to rely upon the advice, opinions or valuations of any such persons. All actions taken and all interpretations and determinations made by the Administrator in good faith shall be final and binding upon all Participants, the Company and all other interested persons. To the maximum extent permitted by applicable law, (i) no member of the Board or Administrator shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or the options and (ii) all members of the Board or Administrator shall be fully protected by the Company in respect to any such action, determination or interpretation.

8.2       Designation of Participating Subsidiaries. The Board or Committee shall designate from among the Subsidiaries, as determined from time to time, the Subsidiary or Subsidiaries that shall constitute Participating Subsidiaries. The Board or Committee may designate a Subsidiary, or terminate the designation of a Subsidiary, without the approval of the stockholders of the Company.

8.3       Accounts. Individual accounts shall be maintained for each Participant in the Plan.

8.4       No Right to Employment. Nothing in the Plan shall be construed to give any person (including any Participant) the right to remain in the employ of the Company, a Parent or a Subsidiary or to affect the right of the Company, any Parent or any Subsidiary to terminate the employment of any person (including any Participant) at any time, with or without cause, which right is expressly reserved.

8.5       Amendment, Suspension and Termination of the Plan.

(a)       The Board may, in its sole discretion, amend, suspend or terminate the Plan at any time and from time to time; provided, however, that without approval of the Company's stockholders given within twelve (12) months before or after action by the Board, the Matching Component of the Plan may not be amended to increase the maximum number of Shares subject to the Matching Component under the Plan or in any other manner that requires the approval of the Company's stockholders under applicable law or applicable stock exchange rules or regulations. No rights under the Plan may be granted during any period of suspension of the Plan or after termination of the Plan. For the avoidance of doubt, without the approval of the Company's stockholders and without regard to whether any Participant rights may be considered to have been "adversely affected," the Board or the Committee, as applicable, shall be entitled to increase the number of Shares reserved for issuance under the Purchase Component, change the terms of an Offering Period, limit the frequency and/or number of changes in the amount withheld during an Offering Period, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Board or the Committee, as applicable, determines in its sole discretion advisable which are consistent with the Plan.

(b)       In the event the Administrator determines that the ongoing operation of the Plan may result in unfavorable financial accounting consequences, the Administrator may, in its discretion and, to the extent necessary or desirable, modify or amend the Plan to reduce or eliminate such accounting consequence including, but not limited to:

(i)       shortening any Offering Period so that the Offering Period ends on a new Exercise Date, including an Offering Period underway at the time of the Administrator action; and

(ii)       allocating Shares.

Such modifications or amendments shall not require stockholder approval or the consent of any Participant.

(c)     Upon termination of the Plan, the balance in each Participant's Plan Account shall be refunded as soon as practicable after such termination, without any interest thereon.

8.6     Use of Funds; No Interest Paid. All funds received by the Company by reason of purchase of Shares under the Plan shall be included in the general funds of the Company free of any trust or other restriction and may be used for any corporate purpose. No interest shall be paid to any Participant or credited under the Plan.

8.7     Effect Upon Other Plans. The adoption of the Plan shall not affect any other compensation or incentive plans in effect for the Company, any Parent or any Subsidiary. Nothing in the Plan shall be construed to limit the right of the Company, any Parent or any Subsidiary (a) to establish any other forms of incentives or compensation for Employees of the Company or any Parent or any Subsidiary or (b) to grant or assume rights otherwise than under the Plan in connection with any proper corporate purpose, including, but not by way of limitation, the grant or assumption of options in connection with the acquisition, by purchase, lease, merger, consolidation or otherwise, of the business, stock or assets of any corporation, firm or association.

8.8     Conformity to Securities Laws. Notwithstanding any other provision of the Plan, the Plan and the participation in the Plan by any individual who is then subject to Section 16 of the Exchange Act shall be subject to any additional limitations set forth in any applicable exemption rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, the Plan shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

8.9     Data Privacy. As a condition of participating in the Plan, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section 8.9 by and among, as applicable, the Company and its Subsidiaries for the exclusive purpose of implementing, administering and managing the Participant's participation in the Plan. The Company and its Subsidiaries may hold certain personal information about a Participant, including but not limited to, the Participant's name, home address and telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), any shares of stock held in the Company or any of its Subsidiaries, details of all Purchased Shares, Matching Shares and rights under the Plan, in each case, for the purpose of implementing, managing and administering the Plan and Awards (the "Data"). The Company and its Subsidiaries may transfer the Data amongst themselves as necessary for the purpose of implementation, administration and management of a Participant's participation in the Plan, and the Company and its Subsidiaries may each further transfer the Data to any third parties assisting the Company and its Subsidiaries in the implementation, administration and management of the Plan. These recipients may be located in the Participant's country, or elsewhere, and the Participant's country may have different data privacy laws and protections than the recipients' country. Through participating in the Plan, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the purposes of implementing, administering and managing the Participant's participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or any of its Subsidiaries or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Participant's participation in the Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his or her local human resources representative. The Company may cancel Participant's ability to participate in the Plan and, in the Administrator's discretion, the Participant may forfeit any Matching Shares for which the risk of forfeiture has not lapsed if the Participant refuses or withdraws his or her consents as described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

8.10     Tax Withholding. The Company or any Participating Subsidiary shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's FICA or employment tax obligation) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of the Plan. The Administrator may in its sole discretion and in satisfaction of the foregoing requirement withhold or have surrendered, or allow a Participant to elect to have the Company withhold or surrender, Matching Shares for which the risk of forfeiture has lapsed. Unless determined otherwise by the Administrator, the number of Shares which may be so withheld or surrendered shall be limited to the number of shares which have a Fair Market Value on the date of withholding or surrender no greater than the aggregate amount of such liabilities based on the maximum statutory withholding rates for federal, state, local and foreign income tax and payroll tax purposes that are applicable to such supplemental taxable income. The Administrator shall also have the authority and right to initiate, or permit a Participant to initiate, a broker-assisted sell-to-cover transaction whereby Shares are sold by such broker and the proceeds of such sale are remitted to the Company to satisfy tax withholding obligations.

8.11     Governing Law. The Plan and all rights and obligations thereunder shall be construed and enforced in accordance with the laws of the State of Delaware.

8.12     Notices. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof (including without limitation the Company's stock plan administrator).

8.13    Conditions to Issuance of Shares.

(a)    Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates or make any book entries evidencing Shares pursuant to the purchase of Shares by, or issuance of Matching Shares to, a Participant, unless and until the Board or the Committee has determined, with advice of counsel, that the purchase and issuance of such Shares is in compliance with all applicable laws, regulations of governmental authorities and, if applicable, the requirements of any securities exchange or automated quotation system on which the Shares are listed or traded, and the Shares are covered by an effective registration statement or applicable exemption from registration. In addition to the terms and conditions provided herein, the Board or the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Board or the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations or requirements.

(b)    All certificates for Shares delivered pursuant to the Plan and all Shares issued pursuant to book entry procedures are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with federal, state or foreign securities or other laws, rules and regulations and the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded. The Committee may place legends on any certificate or book entry evidencing Shares to reference restrictions applicable to the Shares.

(c)    The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement, distribution or exercise of any rights under the Plan, including a window-period limitation, as may be imposed in the sole discretion of the Committee.

(d)    Notwithstanding any other provision of the Plan, unless otherwise determined by the Committee or required by any applicable law, rule or regulation, the Company may, in lieu of delivering to any Participant certificates evidencing Shares issued in connection with any Shares purchased or issued under the Plan, record the issuance of Shares in the books of the Company (or, as applicable, its transfer agent or stock plan administrator).

8.14    Section 409A. Neither the Plan nor any rights granted hereunder is intended to constitute or provide for "nonqualified deferred compensation" within the meaning of Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance issued after the Effective Date (together, "Section 409A"). Notwithstanding any provision of the Plan to the contrary, if the Administrator determines that any rights under the Plan may be or become subject to Section 409A of the Code, the Administrator may adopt such amendments to the Plan and/or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions as the Administrator determines are necessary or appropriate to avoid the imposition of taxes under Section 409A of the Code, either through compliance with the requirements of Section 409A of the Code or with an available exemption therefrom.

* * * * * *

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## CALIX, INC.

## RECONCILIATION OF GAAP TO NON-GAAP MEASURES

## (UNAUDITED)

**Reconciliation of GAAP Net Operating Income (Loss) to Non-GAAP Net Operating Income (In Thousands)**

| | 2025 | | | |
|---|---|---|---|---|
| | **First Quarter** | **Second Quarter** | **Third Quarter** | **Fourth Quarter** |
| GAAP net operating income (loss) | $ (6,081) | $ 391 | $ 17,405 | $ 9,275 |
| Adjustments to reconcile GAAP net operating income (loss) to non-GAAP net operating income: | | | | |
| Stock-based compensation | 19,745 | 25,613 | 20,618 | 22,012 |
| Intangible asset amortization | 298 | 228 | 381 | — |
| Non-GAAP operating income | $ 13,962 | $ 26,232 | $ 38,404 | $ 31,287 |

| | **2025** | **2024** | **2023** | **2022** | **2021** |
|---|---|---|---|---|---|
| GAAP operating income (loss) | $ 20,990 | $ (43,034) | $ 25,585 | $ 52,610 | $ 73,938 |
| Adjustments to reconcile GAAP operating income (loss) to non-GAAP operating income: | | | | | |
| Stock-based compensation | 87,988 | 70,760 | 62,771 | 44,826 | 24,230 |
| Intangible asset amortization | 907 | 2,814 | 2,731 | 2,632 | 2,632 |
| Litigation settlement | — | — | 3,250 | — | — |
| U.S. tariff refund | — | — | — | (640) | (3,864) |
| Restructuring benefit | — | — | — | — | (786) |
| Non-GAAP operating income | $ 109,885 | $ 30,540 | $ 94,337 | $ 99,428 | $ 96,150 |

**Reconciliation of GAAP to Non-GAAP Gross Margin**

| | 2025 | | | |
|---|---|---|---|---|
| | **First Quarter** | **Second Quarter** | **Third Quarter** | **Fourth Quarter** |
| GAAP gross margin | 55.7% | 56.3% | 57.3% | 57.7% |
| Adjustments to reconcile GAAP gross margin to non-GAAP gross margin: | | | | |
| Stock-based compensation | 0.4 | 0.4 | 0.3 | 0.3 |
| Intangible asset amortization | 0.1 | 0.1 | 0.1 | — |
| Non-GAAP gross margin | 56.2% | 56.8% | 57.7% | 58.0% |

**Use of Non-GAAP Financial Information**

Calix uses certain non-GAAP financial measures to supplement its consolidated financial statements, which are presented in accordance with GAAP. In this proxy statement, Calix has presented non-GAAP net operating income and non-GAAP gross margin. These non-GAAP measures are provided as performance targets in our executive cash incentive plan as the measure primarily excludes certain non-cash charges for stock-based compensation and intangible asset amortization, which Calix believes are not indicative of its core operating results. The presentation of these non-GAAP measures is not meant to be a substitute for results presented in accordance with GAAP, but rather should be evaluated in conjunction with the comparable GAAP measure. A reconciliation of these non-GAAP measures to the most directly comparable GAAP measures are provided above. The non-GAAP financial measures used by Calix may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
### Washington, DC 20549

---

# FORM 10-K

---

(Mark One)

☒  **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended December 31, 2025**

**OR**

☐  **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from          to**

**Commission File Number: 001-34674**

---

# Calix, Inc.

### (Exact Name of Registrant as Specified in Its Charter)

---

| Delaware | 68-0438710 |
|---|---|
| **(State or Other Jurisdiction of Incorporation or Organization)** | **(I.R.S. Employer Identification No.)** |
| **3155 Olsen Drive, Suite 450** **San Jose, California** | **95117** |
| **(Address of Principal Executive Offices)** | **(Zip Code)** |

**Registrant's telephone number, including area code (408) 514-3000**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Trading symbol | Name of each exchange on which registered |
|---|---|---|
| Common Stock, $0.025 par value | CALX | The New York Stock Exchange |

**Securities registered pursuant to section 12(g) of the Act:**

**None**

**(Title of class)**

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes: ☐   No: ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes: ☐   No: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes: ☒   No: ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes: ☒   No: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| Large Accelerated Filer | ☒ | Accelerated Filer | ☐ |
| Non-accelerated filer | ☐ | Smaller Reporting Company | ☐ |
| Emerging Growth Company | ☐ | | |

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act).   ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.   ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.   ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes: ☐   No: ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant based upon the closing sale price on the New York Stock Exchange on June 27, 2025, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $2,101 million. Shares held by each executive officer, director and by each other person (if any) who owns more than 10% of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 9, 2026, the number of shares of the registrant's common stock outstanding was 65,607,663.

**DOCUMENTS INCORPORATED BY REFERENCE**

Portions of the registrant's 2025 annual report and definitive proxy statement for its 2026 annual meeting of stockholders are incorporated by reference in Item 5 of Part II and Items 10, 11, 12, 13 and 14 of Part III.

**Calix, Inc.**

**Form 10-K**

**TABLE OF CONTENTS**

**PART I**

# SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Calix, Inc., together with its subsidiaries, is referred to in this document as "Calix," "we," "our" or "us." This report includes forward-looking statements that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this report, including statements regarding Calix's future financial position, business strategy and plans, product projections, anticipated market and industry trends and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "believe," "could," "expect," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "predict," "will," "would," "project," "potential" or the negative of these terms or other similar expressions. Forward-looking statements include Calix's expectations concerning the outlook for its business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include:

- our ability to predict our revenue and reduce and control costs related to our products or service offerings;
- fluctuations in our gross margin;
- our ability to manage our relationships with our third-party vendors, including contract manufacturers ("CMs"), original design manufacturers ("ODMs"), logistics providers, component suppliers and development partners;
- our ability to forecast our manufacturing requirements and manage our inventory;
- supply chain constraints and cost increases for components such as DRAM memory, shipping and logistics;
- our dependence on sole-, single- and limited-source suppliers, some of which are located primarily or solely in China, and other factors;
- our ability to build and sustain an adequate and secure information technology infrastructure;
- the quality of our products, including any undetected hardware and software defects or software bugs;
- our ability to ramp sales and achieve market acceptance of our new products and communication experience providers' ("CXPs") willingness to deploy our new products;
- the capital spending patterns of CXPs, and any decrease or delay in capital spending by CXPs due to macro-economic conditions, regulatory uncertainties or other reasons;
- the impact of government-sponsored programs on our customers and the impact to our customers of a United States ("U.S.") government shutdown;
- our ability to develop new products or enhancements such as agentic artificial intelligence ("AI") that support technological advances and meet changing CXP requirements;
- the length and unpredictability of our sales cycles and timing of orders;
- our lack of long-term, committed-volume purchase contracts with our customers;
- intense competition and our ability to increase our sales to larger CXPs globally;
- our exposure to the credit risks of our customers;
- the interoperability of our products with CXP networks;
- our ability to estimate future warranty obligations due to product failure rates;
- our products' compliance with industry standards;
- our ability to expand our international operations;
- our ability to protect our intellectual property ("IP") and the cost of doing so;
- our ability to obtain necessary third-party technology licenses at reasonable costs;
- the regulatory and physical impacts of climate change and other natural events;
- the attraction and retention of qualified employees and key management personnel; and
- our ability to maintain proper and effective internal controls.

We caution you against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. Forward-looking statements set forth in this Annual Report on Form 10-K speak only as of the date of its filing. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters or any other forward-looking statements.

**ITEM 1.        Business**

**Company Overview**

Calix was founded in 1999. We develop, market and sell platform, cloud and managed services, which are powered by agentic AI, that enable communication service providers ("CSPs") of all types and sizes to innovate and transform their businesses to focus on delivering outstanding subscriber experiences and become CXPs. The platform combines the Calix Agent Workforce™ with intelligent appliances, software, cloud and fully integrated SmartLife™ managed services to enable simplified business models that acquire, retain and grow subscribers and revenue. Calix Customer Success guides service providers through every stage of their transformation journey with expertise across technology, business and market insights. Our partner community extends innovation so customers can grow their businesses across markets at scale. With deep broadband expertise and an end-to-end approach from the datacenters' access edge to every residential, business and municipal subscriber location, Calix enables any service provider to **simplify** operations, engagement, and service; **innovate** for their subscribers; and **grow** value for members, investors, and the communities they serve. This focus on subscriber experience allows CXPs to expand their brand through increased subscriber acquisition, loyalty and revenue while reducing their operating costs.

This is our mission: to transform service providers of all types and sizes into CXPs and enable them to simplify, innovate and grow.

We believe our platform offers a competitive edge to CXPs at a critical time of increasing competition. With the increase in both private and public funding of broadband access, we anticipate at least two fiber-to-the-home providers vying for subscribers in every market. These providers have a choice: become a speed provider focused on offering the fastest speeds at the lowest price, or become an experience provider focused on delivering innovative, value-added services that improve the lives of their subscribers. Our platform enables these service providers to build next generation networks and offer higher-value, managed-service experiences that enable them to grow revenue, increase subscriber loyalty and monetize their network investments for generations.

CXPs, who embrace our platform, understand this competitive threat and that their brand's central position in the home, the business and the town is their most valuable strategic asset. As such, they must protect and expand continually. Our Access Edge network solution and Experience Edge premises solution are designed to allow CXPs to simplify their businesses and reduce operating costs, while launching innovative new services in a matter of days and weeks instead of months and years. Our role-based cloud enables CXP teams, such as marketing, operations or customer support, to leverage our Calix Agent Workforce to anticipate and automate tasks to address the subscriber's needs, whether they are in the home, roaming across the town or managing a small business. Our platform is built to enable CXPs to quickly and easily deploy a growing portfolio of SmartLife managed services to connect entire communities. Embracing this strategy enables CXPs to establish themselves as essential technology innovators that are enabling their communities to grow and thrive.

The CXPs' teams can utilize AI-driven insights from Calix Cloud to rapidly scale new innovative services for those subscribers who have the propensity to buy, thereby growing revenue as they deliver a connected experience at significantly lower operating costs. This also enables them to build their brand and value proposition around innovation and subscriber experience. As a result, many of Calix's CXP customers have experienced improved customer satisfaction scores, minimal churn and significant revenue growth. To expand our reach in the market, we will continue to pursue strategic technology and distribution relationships that align with CXPs' strategic priorities. At the same time, we offer Calix Success Services along with a growing portfolio of award-winning market activation resources that provide CXPs with best practices and programs to strengthen and grow their brands with their subscribers, thereby increasing subscriber loyalty and opportunities to grow their subscriber bases.

**Strategy Overview**

Our strategy is to position Calix as the key partner providing a broadband delivery platform (agentic AI, cloud, software and appliances) and managed services to enable and facilitate the transformation of service provider networks and the residential, community and business network experience in order to innovate for all of their subscribers. Most service providers will require transformation of their business and operations to become an essential provider of data-driven, high-value managed services to their subscribers. The principal elements of our strategy are:

*Start with the data* – The principal way we gather, analyze and deliver actionable insights for CXPs is via the Calix Agent Workforce and Cloud. Our role-based Agents and Cloud enable critical functions within a CXP's business, such as marketing, operations and support, to leverage real-time data to continually understand, optimize and automate the experience for their subscribers.

*Build and evolve our platform* – Our product strategy centers on our AI enabled strategic platform. Our platform simplifies CXPs' businesses by delivering intelligence and automation across the entire subscriber facing network – from the data center edge to the subscriber's connected devices. Our strategy is to continually augment and extend our platform with AI agents, features and services directly or through partners to allow our CXP customers to deliver cutting-edge services to their subscribers.

*Engage directly with CXP customers* – We continue to invest in our direct sales capabilities so that we can engage deeply with our customers to help them understand the differentiable value that our platform provides. As we deploy new solutions, we are building the expertise of our team by adding specialized resources in areas such as marketing, customer support, cloud and network operations. Our direct model is complemented with selective programs for our channel partners, who have established local market expertise and have demonstrated the ability to generate new market opportunities and support sales of cutting-edge technologies for CXPs.

*Expand our customer footprint across our total addressable opportunity* – Our total addressable opportunity includes service providers of any type and size, including managed service providers ("MSPs"), local and competitive exchange carriers, cable multiple system operators ("MSOs"), wireless internet service providers ("WISPs"), fiber overbuilders such as municipalities, electric cooperatives, tribal communities, multiple dwelling units ("MDU") and hospitality providers. For the past five years, we have averaged landing 80 new customers per year purchasing directly or through our partners. Our diverse and growing customer footprint is a critical source of our future growth as we expand our portfolio and sell additional components of our platform and managed services to both new and existing customers. Our platform enables us to expand our total addressable opportunity and recurring revenue streams by allowing us to address the needs of not only traditional wireline-focused service providers, but also emerging service providers. As such, we intend to continue to engage emerging providers that are creating entirely new customer segments, including fiber overbuilders, utilities, municipalities and MSPs. We will also continue to pursue service provider segments where there is an opportunity to grow our current share, such as cable MSOs, large traditional wireline-focused service providers and international markets.

*Extend portfolio of Calix services* – Our Success team supports our customers as they define their transformation strategies, build new skills, implement new technologies and deploy new subscriber services. Calix Success' capabilities address our customers' entire network and service delivery lifecycle. These services allow our customers to benefit directly from our deep expertise working with service providers of all types and sizes to optimize their operations and leverage our advanced analytics to improve the operational efficiency of their teams.

*Pursue strategic relationships* – We will continue to pursue strategic technology and distribution relationships that help us align with our customers' strategic priorities. We continue to invest to provide technical synergy across the ecosystems that support our customers' most critical business processes through our partner program. By adding new solutions to our platform ecosystem, we significantly enhance the value that our platform delivers to our customers. In addition, we are continuing to expand our relationships with organizations that help our customers plan and execute in-market. Examples of these partners are Conexon, LLC, ePlus Technology, Inc., BroadEngagement (Refindable LLC business), Google LLC and GOCare™ (NuTEQ Solutions, LLC business).

## Product Overview

Our product strategy centers on increasing the market adoption of our Calix One Platform, which consists of:

- Calix Cloud®, which comes in three role-based SaaS applications: Calix Engagement Cloud, Calix Operations Cloud and Calix Service Cloud.

- Calix Agent Workforce consists of four agent families:

  ◦ Service Agents share best practices and contextual insights to Customer Service Representatives ("CSRs") to solve problems faster and on the first call.

  ◦ Subscriber Agents extend the reach of CSRs and Service Agents directly to subscribers through CommandIQ, providing personalized self-service experience optimization, upsell offers and real-time outage information.

  ◦ Operations Agents assist network operations teams around the clock and are dedicated to uncovering and resolving issues to eliminate and reduce service outages and improve subscriber experiences.

  ◦ Marketing Agents continuously scan and analyze market and competitor data to automate subscriber segmentation and create targeted, effective campaigns that amplify the effectiveness of marketing teams.

- Calix Access Edge™ is our access network and subscriber service management solution for automated, intelligent next generation networks.

- Calix Experience Edge™ is our premises Wi-Fi and service delivery solution for subscriber managed services.
- Calix SmartLife managed service offerings, which consist of:
  - SmartHome™ managed services and applications to enhance, operate and secure the connected experience of subscribers in their home, including managed Wi-Fi, advanced content control, network security, connected cameras and social media monitoring for kids.
  - SmartTown® managed services reimagine community Wi-Fi as a secure and managed experience across a CXP's footprint by making their town a SmartTown. By leveraging residential and small business Wi-Fi appliances combined with strategically deployed outdoor Wi-Fi access points, CXPs can serve subscribers, schools, municipalities, organizations, planned communities, parks, marinas and more. These opportunities open new markets and relationships with the public sector to reduce reliance on and augment 5G mobile networks.
  - SmartBiz™ managed services address the networking and productivity needs of small business owners with an all-in-one solution that increases staff productivity, secures critical business systems and enhances customer loyalty.
  - SmartMDU™ managed services provide purpose-built, flexible connectivity solutions for multi-family properties of any type, enabling service providers and property owners to exceed resident expectations with a simple, secure, personalized and efficient managed Wi-Fi solution.

Each subscriber managed service is complemented by real-time subscriber insights via Calix Engagement Cloud, Calix Operations Cloud offerings and Calix Service Cloud, which are configurable to display role-based insights for general management, marketing, support, operations and engineering staff. Powered by Calix Agent Workforce, these insights enable CXPs to anticipate, target and automate new revenue-generating services and applications through our smart phone applications: CommandIQ® for residents, CommandWorx™ for businesses, PropertyWorx™ for multi-dwelling unit property owners and Field Service App for CXP installers and field technicians. Calix Cloud enables simple integrations with other market-leading workflow solutions for marketing (including Facebook, Mailchimp, Constant Contact and HubSpot), support ticketing solutions, operations support systems and business support systems.

The SmartLife managed services are built on the Calix One platform and fully integrated with our Experience Edge GigaSpire® and GigaPro® family of Wi-Fi appliances to be ready for deployment as a complete market-ready subscriber experience solution for a CXP's residential subscribers, business subscribers and community networks. Calix customers are evolving their go-to-market strategies to go beyond marketing broadband speed by delivering valuable managed services built on top of their Wi-Fi offerings. This unique portfolio gives them more opportunities to provide differentiated services to their subscribers and grow their revenue.

Our Access Edge network solutions redefine the access edge of the network by simplifying its architecture and operations and reducing energy consumption. Our platform's access network component is provided by our E-Series family of modular, non-blocking systems, enabling CXPs to meet a wide variety of deployment scenarios. Our customers can consolidate multiple access network elements into a single system using specialized software modules that add functionality and remove complexity, thereby reducing the total cost of ownership and the time to market for new services. Our Access Edge network solutions are also some of the most energy efficient in the industry versus traditional access networks thanks to double-density PON innovations that reduce rack space, cooling requirements and overall power consumption. We offer a range of training, professional and success services to assist CXPs in every domain of network management from strategy to deployment and management.

These offerings are sold independently and offer unique entry points for new customers, who are partnering with Calix to transform their businesses. Moreover, an increased segment of our customer base is leveraging all components of our platform and managed services in an end-to-end strategy to **simplify** their businesses, **innovate** for their subscribers and **grow** the value that they deliver for their consumer, business and municipal subscribers.

Finally, to support these managed services, we offer market activation resources and customer support programs through our Customer Success organization to enable CXP teams to quickly deploy, manage and monetize each service that they provide to subscribers. These resources include marketing content that can be easily customized with on-line tools, training programs and success services.

**Customers**

We market and sell our platform (agentic AI, cloud, software and appliances) and managed services to service providers of all types and sizes. To date, we have focused primarily on service providers in the North American market. Our customers span all sizes of broadband subscriber count from a few subscribers to more than eleven million. We currently have approximately 1,600 active service provider customers, purchasing directly and through partners, to deploy passive optical, Active Ethernet or point-to-point Ethernet access networks or subscriber premise appliances. Our service provider customers include: ALLO Communications, LLC; Connect Holding II LLC (dba Brightspeed); CityFibre Holdings Limited; Conexon Connect, LLC; Cox Communications, Inc.; Gridiron Fiber Corp. (dba Lumos, a T-Mobile Fiber company); Hunter Communications; ICS Advanced Technologies; Jade Communications, LLC; Rally Networks; South Central Telephone Association, Inc.; Tombigbee Electric Power Association and Tombigbee Fiber, LLC and Verizon Communications Inc.

The U.S. Federal government has approved programs, totaling more than $40 billion, to fund broadband and connectivity expansion across the rural parts of the U.S. Calix has a dedicated team of funding specialists, assisting customers and prospects with the most up-to-date information on broadband funding opportunities as they are introduced and personalized strategies to maximize their grants to support their growth.

We refer to service providers as large, medium and small based on the number of broadband subscribers they serve. Large service providers are those with wide geographic footprints and broadband subscribers of 2.5 million or more. Medium service providers also operate typically within a wide geographic footprint but are smaller in scale with broadband subscribers that range from 250,000 to 2.5 million. Small service providers consist primarily of over 1,000 predominantly local IOCs that are typically focused on a single community or a cluster of communities. They include a growing number of municipalities, cable MSOs, electric cooperatives, fiber overbuilders, tribal entities and WISPs. These entities range in size from a few subscribers to 250,000 broadband subscribers.

No customer represented more than 10% of revenue in 2025, 2024 or 2023. Sales to customers outside the U.S. represented 7% of our revenue in 2025, 8% of our revenue in 2024 and 9% of our revenue in 2023. Our sales outside the U.S. have been and are currently predominantly to customers in the Americas and Europe.

**Customer Engagement Model**

We market, sell and support the success of our platform and managed services predominantly through our direct sales force, supported by marketing, product management and customer success personnel. We have also expanded this model to include select channel partners in North America and more than 40 international channel partners. Even in circumstances where a channel partner is involved, our sales and marketing personnel are generally selling side-by-side with the channel partner. We believe that our direct customer engagement approach provides us with significant differentiation in the customer sales process and customer engagement programs by aligning us more closely with our customers' changing needs and successful implementation of our solutions.

**Research and Development**

Continued investment in research and development is critical to our business. We have made significant investments in our product portfolio, and we intend to continue to dedicate significant resources to research and development to develop, enhance and deliver new platform features and capabilities, including investments in innovative technologies that support our business strategy. Our research and development team is composed of engineers with expertise in software and cloud platforms, agentic AI, optics, wireless technologies and systems engineering. Our research and development team is responsible for designing, developing and enhancing our platform, cloud and managed services, performing product and quality assurance testing and ensuring the compatibility of our products with third-party hardware and software products. Increasingly, our engineers are focused on enhancements to our cloud and software platform components. Our teams of engineers currently remain concentrated in San Jose and Petaluma, California; Nanjing, China; Bangalore, India; Minneapolis, Minnesota and Richardson, Texas. We also outsource a portion of our software and cloud development to domestic and international third parties and depend on these partners to meet our development plans.

**Manufacturing and Supply Chain**

We rely on CMs, ODMs and third-party logistics partners for the supply and distribution of our products. The global supply-chain organization oversees these third parties to source and procure materials, manufacture and deliver products. This organization includes order management, planning, sourcing, logistics, testing and manufacturing engineers and new product introduction teams. We integrate our supply-chain management and new product introduction activities with those outsourced to third parties. Relationships with and reliance on these third parties allow us to improve new product introduction time, conserve working capital, reduce product costs and minimize delivery lead times while maintaining product quality and scaling quickly to handle increased order volume. We continue to qualify and utilize additional vendors for various portions of the supply chain as needed.

**Seasonality**

Fluctuations in our revenue occur due to many factors, including the varying budget cycles and seasonal buying patterns of our customers. More specifically, our customers tend to spend less in the first fiscal quarter as they are finalizing their annual capital spending budgets, and in certain regions, customers are also challenged by winter weather conditions that inhibit outside fiber deployment. In recent years, as our revenue from our large customers decreased, we have experienced less year-end volatility due to capital budgetary spending or freezing. This, combined with an increase in recurring revenue, has resulted in smaller seasonal fluctuations, and we expect this trend to continue.

**Competition**

The communications software and systems equipment markets are highly competitive. Competition is largely based on any one or a combination of the following factors: functionality and features, price, existing business and customer relationships, product quality, installation capability, service and support, long-term returns, scalability, development and manufacturing capability.

We compete with several companies within the markets that we serve, and we anticipate that competition will intensify. Vendors with which we may compete include: ADTRAN Holdings, Inc.; Ciena Corporation; CommScope Holding Company, Inc.; eero/Ring (Amazon companies); Harmonic Inc.; Huawei Technologies Co., Ltd.; Nokia Corporation; Plume Design, Inc. and Ubiquiti Inc. In various geographic or vertical markets, there are also several smaller companies with which we may compete. As we expand into adjacent markets and expand our platform, cloud and managed services offerings, we expect to encounter new competitors. Many of our competitors have the financial resources to offer competitive products at a below market price, which could prevent us from competing effectively.

**Intellectual Property**

We rely on a combination of IP rights, including patents, trade secrets, copyrights and trademarks as well as customary contractual protections. These rights and protections are accomplished through a combination of internal and external controls, including contractual protections with employees, contractors, customers and partners, and through a combination of U.S. and international IP laws.

As of December 31, 2025, we held 98 U.S. patents and 90 pending U.S. and international patent applications. U.S. patents generally have a term of twenty years from filing. The remaining terms on our individual patents vary from less than a year to seventeen years. U.S. patent, copyright and trade secret laws afford us only limited protection, and the laws of some foreign countries do not protect proprietary rights to the same extent.

We believe that the frequency of assertions of patent infringement has and continues to increase in our industry. Any claim of infringement from a third party, even claims without merit, could cause us to incur substantial costs defending against such claims, could require us to pay substantial damages or include an injunction or other court order that could prevent us from selling our products. In addition, we might be required to seek a license which may not be available on commercially reasonable terms or at all. Alternatively, we may be required to develop non-infringing technology, which would require significant effort and expense.

**Human Capital**

We employed 1,921 employees globally as of December 31, 2025 with 1,046 employees located in the U.S. and 875 outside of the U.S., primarily in Canada, China and India. Except for one employee located in France and subject to customary local collective bargaining arrangements, we do not have any employees represented by a labor union with respect to their employment with us. We have not experienced any work stoppages and consider our relations with our employees to be good. We consider our talent to be very important to our operations and execution of our business strategy as well as the overall success of our business. As such, we invest significant management attention, time and resources to attract, engage, develop and retain our talent. Our talent strategy focuses on our culture and core values, our talent programs and the overall well-being and safety of our talent.

## Corporate Information

Our principal executive offices are located at: 3155 Olsen Drive, Suite 450, San Jose, California 95117, and our telephone number is (408) 514-3000. Our website address is: www.calix.com. We do not incorporate the information on or accessible through our website into this Annual Report on Form 10-K, and you should not consider any information on, or that can be accessed through, our website as part of this Annual Report on Form 10-K. Calix®, the Calix logo design, AXOS®, Calix Cloud®, CommandIQ®, CommandWorx™, GigaPro®, GigaSpire®, SmartTown® and other trademarks or service marks of Calix appearing in this Annual Report on Form 10-K are the property of Calix. Trade names, trademarks and service marks of other companies appearing in this Annual Report on Form 10-K are the property of the respective holders. The Securities and Exchange Commission ("SEC") maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC. We post on the Investor Relations page of our website, www.calix.com, a link to our filings with the SEC free of charge, as soon as reasonably practical after they are filed electronically with the SEC.

## ITEM 1A.        Risk Factors

*We have identified the following additional risks and uncertainties that may affect our business, financial condition and/or results of operations. Investors should carefully consider the risks described below, together with the other information set forth in this Annual Report on Form 10-K, before making any investment decision. The risks described below are not the only ones we face. Additional risks not currently known to us or that we currently believe are immaterial may also significantly impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks, and investors may lose all or part of their investment.*

## Summary of Material Risks Associated With Our Business

The principal risks and uncertainties affecting our business include the following:

### *Business and Operational Risks*

- If we do not successfully increase our sales through adoption of our platform, cloud and managed service offerings, our operating results, financial condition, cash flows and long-term growth may be negatively impacted.
- If we do not successfully execute our business strategy to increase our sales to new and existing CXPs, our operating results, financial condition, cash flows and long-term growth may be negatively impacted.
- We face risks associated with being materially dependent upon third-party vendors; certain factors such as component shortages that affect our business as a result of those dependencies have and could continue to disrupt our business and adversely impact our gross margin and results of operations.
- If we fail to properly develop, invest in, and manage AI Technologies used in our products and services, our business, financial condition, and results of operations could be materially adversely affected.
- The imposition of new duties, tariffs, trade barriers and retaliatory countermeasures implemented by the U.S. and other governments and resulting impact on customer demand may have a material adverse effect on our business, financial condition and results of operations.
- Cyberattacks or other security incidents that disrupt our or our third-party providers' operations or compromise data, may expose us to liability, harm our reputation or otherwise adversely affect our business.
- Changing market and customer requirements may adversely affect the valuation of our inventory as well as our supplier purchase commitments.
- Business and operational risks associated with expanding our international operations could harm our business.
- We may have difficulty evolving and scaling our business and operations to meet customer and market demand, which could harm our financial results or cause us to fail to execute on our business strategies.
- Litigation and regulatory proceedings could harm our business or negatively impact our results of operations.
- We have a history of fluctuations in our gross margin and operating results, which can make it difficult to predict our future performance and could cause the market price of our stock to decline.
- We are exposed to customer credit risks that could adversely affect our operating results and financial condition.
- If we lose any of our key personnel, or are unable to attract, train and retain qualified personnel, our ability to manage our business and continue our growth would be negatively impacted.
- If we experience disruptions with our enterprise resource planning system, we may not be able to effectively transact business or produce financial statements, which would adversely affect our business, results of operations and cash flows.

### Risks Related to Our Products

- Our products are highly technical and may contain undetected hardware or software defects or software bugs, which could harm our reputation and adversely affect our business.
- If we are unable to ensure that our products interoperate properly and as required within our customers' networks, our business will be harmed.
- Our estimates regarding warranty or product obligations are highly subjective. If our estimates change, the liability for warranty or product obligations may be increased, impacting future cost of revenue.
- Our business and operations depend on proprietary technologies, and our financial performance may suffer if we cannot protect and enforce our IP rights.
- If we are unable to obtain third-party technology licenses needed for our products and platform solutions, our business and operations will be impaired, and our operating results could be adversely affected.
- Our use of open-source software could impose limitations on our ability to commercialize our products.

### Macroeconomic and Industry Risks

- Our business depends upon the capital spending patterns and decisions of CXPs, and any decrease or delay in capital spending by CXPs due to the timing and availability of capital and other causes would reduce our revenue and harm our business.
- Government-sponsored programs and U.S. federal government shutdowns could impact the timing and buying patterns of CXPs, which may cause fluctuations in our operating results.
- Adverse global economic, market and industry conditions, geopolitical issues and other conditions that impact our increasingly global operations could have a negative effect on our business, results of operations and financial condition and liquidity.
- We face intense competition that could reduce our revenue and adversely affect our financial results.
- Historically, our customer base has been concentrated, and the loss of any of our key customers may adversely impact our revenue and results of operations, and any delays in payment by a key customer could negatively impact our cash flows and working capital.
- Our industry is characterized by rapid technological advancements, and if we fail to develop new products or enhancements that meet changing CXP requirements, we could experience lower sales.
- Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially, which may cause our operating results to fluctuate significantly.

### Government and Regulatory Risks

- Actual or perceived failure to comply with applicable data privacy, security and platform and technology regulation laws, regulations and standards could impact our business, operations, and expose us to increased liability.
- If we fail to comply with evolving industry standards, sales of our products would be adversely affected.
- Our failure or the failure of our manufacturers to comply with environmental and other legal regulations could adversely impact our results of operations.
- We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in additional international markets.
- Regulatory and physical impacts of climate change and other natural events may affect our customers and our manufacturers, resulting in adverse effects on our operating results.
- Our customers are subject to government regulation, and changes in current or future laws or regulations that negatively impact our customers could harm our business.

### Risks Related to Ownership of Our Common Stock and Other Risks

- Our stock price may continue to be volatile, and the value of an investment in our common stock may decline.
- Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of our management and Board of Directors.
- We may need additional capital in the future to finance our business.
- We do not currently intend to pay dividends on our common stock and, consequently, our stockholders' ability to achieve a return on their investment will depend on appreciation in the price of our common stock.
- Our failure to adequately address and resolve risks and uncertainties associated with acquisitions could have a material adverse impact on our financial condition and results of operations.

- We cannot guarantee that our stock repurchase program will be utilized to the full value approved or that it will enhance long-term stockholder value. Repurchases we consummate could increase the volatility of the price of our common stock and could have a negative impact on our available cash balance.

### General Risks

- As a public company, we are subject to significant accounting, legal and regulatory requirements; our failure to comply with these requirements may adversely affect our operating results and financial condition.
- If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our operating results and our stock price.

### Business and Operational Risks

***If we do not successfully increase our sales through adoption of our platform, cloud and managed service offerings, our operating results, financial condition, cash flows and long-term growth may be negatively impacted.***

We have platform, cloud and managed service offerings, including new AI-enabled "agentic" capabilities, which are early in their product life cycles and subject to uncertain market demand. If our customers are unwilling to adopt these new offerings, install our new products or deploy our new services, or if we are unable to achieve market acceptance of our products and platform, our business and financial results may be harmed. Moreover, adoption of our platform, cloud and managed service offerings is dependent upon the success of our customers in investing, marketing, selling and deploying broader services to their subscribers, and our ability to differentiate our products from competing or substitutive product and service offerings. For example, our SmartLife managed services include AI-driven managed Wi-Fi, network security, parental controls and an ecosystem of services from partners, including Arlo and Bark. However, if subscriber demand for such services does not grow as expected or declines, or our customers are unable or unwilling to invest in our platform to deploy and market these services, demand for our products may not grow at rates as we anticipate, negatively impacting our revenue and long-term growth.

***If we do not successfully execute our business strategy to increase our sales to new and existing CXPs, our operating results, financial condition, cash flows and long-term growth may be negatively impacted.***

Our growth depends upon our ability to increase sales to existing and new service providers of all types and sizes, and the execution of our strategy to increase sales to CXPs involves significant risk. The majority of our revenue is not recurring, and our customers generally have no committed purchase requirements, may cancel orders or cease purchasing our products at any time. If our customers stop purchasing our products for any reason, our business and results of operations would be harmed. If we are unable to increase our sales to new and existing CXPs, our operating results, financial condition, cash flows and long-term growth may be negatively impacted. Our strategy includes investing in regional sales teams and select channel partners to sell to smaller regional broadband service providers. A large portion of our current sales are to customers with smaller regional networks and limited capital expenditure budgets. The spending patterns of many of these customers are generally less formal than larger service providers and often characterized by small and sporadic purchases, and the potential revenue from any one of these customers is limited. We rely primarily on channel partners, including value added resellers, internationally and for certain U.S. markets. We face fierce competition for business with key channel partners. If we are unable to engage channel partners, we may fail to grow our sales, or our sales may be reduced. Furthermore, we rely on our channel partners to promote and sell our products. The loss of a key channel partner or the failure of our partners to provide adequate services could have a negative effect on customer satisfaction and could cause harm to our business.

Our selling efforts to larger broadband service providers require substantial investments of technical, marketing and sales resources through lengthy equipment qualification and sales cycles without any assurance of generating sales. We may be required to invest in costly upgrades to meet more stringent performance criteria and interoperability requirements, develop new customer-specific features or adapt our products to meet required standards. We have invested and expect to continue to invest considerable time, effort and expenditures, including investment in product research and development, related to these opportunities without any assurance that our efforts will result in revenue.

The quality of our support and services offerings is important to sustain and increase our sales to new and existing customers. Our services to customers include services to help them deploy our products within their networks. Once our products are deployed within our customers' networks, they depend on our customer success, customer support and research and development organizations to resolve any issues relating to those products. If we do not effectively assist our customers in deploying our products, succeed in helping them quickly resolve post-deployment issues, effectively utilize features or enhancements or provide effective support, it could adversely affect our ability to sell our products to existing customers and harm our reputation with potential new customers. As a result, our failure to maintain high quality support and services could result in the loss of customers, which would harm our business.

***We face risks associated with being materially dependent upon third-party vendors; certain factors such as component shortages that affect our business as a result of those dependencies have and could continue to disrupt our business and adversely impact our gross margin and results of operations.***

We materially depend upon third-party vendors for our complex global supply-chain operations, including for services to develop, design and source components and materials as well as manufacture, transport and deliver our products. If any of these vendors stop providing their services, for any reason, we would have to obtain similar services from other sources, which may not be available on commercially reasonable terms, if at all. We also have limited control over disruptions that may occur at the facilities of those providers, such as supply interruptions, labor shortages, strikes, shipping backlogs at ports and similar disruptions to transportation infrastructure, design and manufacturing failures, quality control issues, systems failures or facility closures arising from pandemics, natural disasters, terrorist attacks or acts of war. In addition, switching development firms or manufacturers could delay the manufacture and availability of products and/or require us to re-qualify our products with our customers, which would be costly and time-consuming. Any interruption in the development, supply or distribution of our products would adversely affect our ability to meet scheduled product deliveries to our customers and could result in lost revenue or higher costs, which would negatively impact our gross margin and operating results and harm our business.

Particular risks associated with management of our global supply-chain operations include the following:

- ***Manufacturing constraints, shortages and other disruptions.*** We do not have internal manufacturing capabilities and we rely solely on a small number of CMs and ODMs to manufacture and supply our products. Our business operations and ability to supply our products are highly dependent upon our ability to secure adequate third-party manufacturing capabilities and capacity and to effectively manage those third parties to meet our business needs. Our dependence solely on third-party manufacturers makes us vulnerable to possible supply and capacity constraints and reduces our control over manufacturing disruptions due to component availability, extended lead times delivery schedules, quality, manufacturing yields and increased costs. Some of these risks occur from time to time in our business. If these disruptions and constraints are prolonged, or if these manufacturers do not have the ability or business continuity plans to fulfill their obligations to us, our business could be disrupted. If we cannot effectively manage our vendors or if we fail to invest adequate resources to manage our supply chain operations, our ability to meet customer orders and generate revenue may be negatively impacted. A substantial portion of our manufacturing is done at facilities outside of the U.S., largely in Asia, which presents increased supply risk, including the risk of supply interruptions, delays, shortages or reductions in manufacturing quality or controls. In addition, these supply interruptions, delays and shortages could impair our ability to meet our customer requirements, require us to pay higher prices or incur expedite fees, which would harm our business and negatively impact our gross margin and results of operations. Our international manufacturing also creates risks and uncertainties associated with regulatory changes or government actions such as local business requirements, trade restrictions and tariffs, economic sanctions or related legislation, which may complicate our export and import activities, be disruptive to the operations of our manufacturers and logistics partners or result in higher product and shipping costs and variability of supply. Manufacturing in Asia further heightens our risk of meeting customer delivery requirements as we rely upon third-party logistics companies to transport and import significant volumes of products to the U.S. where we generate a substantial majority of our revenue. These supply chain risks are further increased by periodic shipping backlogs at ports and similar disruptions to transportation infrastructure.

- ***Limited sources and sole-sourced supply.*** We are dependent upon sole-source or limited-source suppliers for some key product components such as chipsets, certain of our application-specific integrated circuit processors and memory and resistor components, including certain components sourced solely through suppliers located in China and other Asian countries. Any of these suppliers could stop producing our components, raise the prices they charge us, be subject to higher product tariffs, epidemics or other conditions that disrupt their operations, cease operations or enter into exclusive arrangements with our competitors, consequently affecting our operations and results. For example, the technology industry is currently experiencing significant supply constraints for memory components, driven in part by the reallocation of manufacturing capacity towards the global AI infrastructure build, which constraints may continue for years until new manufacturing capacity is built. These constraints have resulted in, and are expected to continue to result in, increased costs and extended lead times for the components used in our products. Being dependent upon a limited number of suppliers constrains our ability to mitigate these disruptions in our supply chain, particularly if such disruptions are prolonged. This may adversely affect our ability to obtain components and materials needed to manufacture our products at acceptable prices in a timely fashion, or at all. These risks would adversely affect our ability to meet scheduled product deliveries to our customers, increase costs and in turn harm our business and results of operations.

- ***Limitations on ability to manage third-party risks.*** Our business with certain third-party manufacturers may represent a relatively small percentage of their revenue. Consequently, our orders may not be given adequate priority if such manufacturers have to allocate limited capacity among competing customers. This could delay supplies of product to us or limit our ability to ramp product volumes within desired timeframes. If any of our manufacturing partners are unable or unwilling to continue manufacturing our products in required volumes and at high quality levels, we would have to identify, qualify and select acceptable alternative manufacturers. The time it takes to qualify new third-party manufacturers could disrupt our ability to maintain continuous supply of product to meet customer requirements. An alternative manufacturer may not be available to us when needed or may not be in a position to satisfy our production requirements at commercially reasonable prices and quality. In addition, we and/or our manufacturers may not be able to negotiate commercially reasonable terms and sufficient quantities of component supplies with component and materials suppliers to meet our manufacturing needs because our purchase volumes may be too low for us to be considered a priority customer for securing supplies, particularly when there are shortages or limited availability of key components and materials. As a result, suppliers could stop selling to us and our manufacturers at commercially reasonable prices, or at all. While we have worked to mitigate the cost impact from historical price increases, our efforts may not be successful with respect to increases arising from product tariffs recently announced by the U.S. Any such interruption or delay may force us and our manufacturers to seek components or materials from alternative sources, which may not be available, or result in higher prices. Switching suppliers could also force us to redesign our products to accommodate new components and could require us to re-qualify our products with our customers, which would be costly and time consuming. A significant interruption in manufacturing or supply availability for any of these reasons would reduce supply to our customers, which would result in lost revenue and harm our customer relationships.

- ***Ability to forecast and manage inventory liability with vendors.*** We have experienced increases in demand from many customers, in part as a result of higher consumer demand for better internet services and improved Wi-Fi. If we underestimate product demand from our customers, our manufacturers may have inadequate component inventory to meet our demand. If we are unable to adequately anticipate demand, this could interrupt our product manufacturing, increase our cost of revenue associated with expedite fees and air freight and/or result in delays or cancellation of customer orders. If we are unable to deliver products timely to our customers, we may lose customer goodwill or our customers may choose to purchase from other vendors, all of which may have a material negative impact on our revenue and operating results. If we overestimate our product demand, our third-party manufacturers may purchase excess components and build excess inventory, and we could be required to pay for these excess parts or products and their storage costs. Long lead times for component supply, which may be exacerbated by higher demand for certain components, and demand for our products has and is expected to continue to impact our ability to accurately forecast our production requirements. We may incur liabilities for certain component inventory purchases that have been rendered excess or obsolete, which may have an adverse effect on our gross margin, financial condition and results of operations.

***If we fail to properly develop, invest in, and manage AI Technologies used in our products and services, our business, financial condition, and results of operations could be materially adversely affected.***

We use AI, machine learning, and automated decision-making technologies, including proprietary AI and machine learning algorithms and models (collectively, "AI Technologies") throughout our business, and are making significant investments in this area. For example, with the implementation of our agentic workflows within our platform, we will aim to provide both our customer success team and CXP customers with advanced automated tools to augment their operations, accelerate transformation initiatives and expand their impact independent of traditional resource constraints.

We expect that increased investment will be required in the future to continuously improve our use of AI Technologies. As with many technological innovations, there are significant risks involved in developing, maintaining and deploying these technologies, and there can be no assurance that the usage of, or our investments in, such technologies will always enhance our products or services or be beneficial to our business, including our efficiency or profitability.

In particular, if the models underlying our AI Technologies are: incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats or material performance issues, the performance of our products, services and business, as well as our reputation and the reputations of our customers, could suffer or we could incur liability resulting from the violation of laws or contracts to which we are a party or civil claims.

With respect to our products or services that incorporate AI Technologies, including agentic AI, the market for such products and services is rapidly evolving and unproven in many industries, including our own, and important assumptions about the characteristics of targeted markets, pricing, sales cycles, cost, performance, and perceived value associated with our services or products may be inaccurate. We cannot be sure that the market will continue to grow or that it will grow in ways we anticipate. In addition, market acceptance and consumer perceptions of products and services that incorporate AI Technologies is uncertain.

Additionally, the regulatory framework for AI Technologies is rapidly evolving. Existing laws and regulations may be interpreted in ways that could affect the operation of our AI Technologies, and federal, state and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations applicable to AI Technologies. For example, in the U.S., legislation related to AI Technologies has been introduced at the federal level and enacted or proposed by various states, including California, Colorado, Connecticut and Texas. Some enacted or proposed frameworks include requirements focused on transparency, risk-management and accountability for AI Technologies, while others focus on high-risk uses of AI or the use of automated decision-making. Collectively, these developments signal an emerging trend towards a patchwork of state-level governance of AI in the U.S. Furthermore, the Trump administration's approach to investment in and regulation of AI technologies has and is expected to continue to deviate from that of the previous administration, and we will need to adapt to any changes that may result from such approach, including as the result of new or changing executive orders. For instance, the U.S. federal government may seek to pre-empt state laws when they seek to govern certain topics as evidenced by the Trump administration's "Ensuring a National Policy Framework for Artificial Intelligence" Executive Order signed on December 11, 2025. This order calls for federal standards and legislation that would preempt conflicting state AI regulations and create a federal litigation task force focused on challenging state AI laws in court. In Europe, the EU Artificial Intelligence Act ("EU AI Act") establishes a comprehensive, risk-based governance framework for AI in the European Union ("EU") market. The majority of the substantive requirements will apply from August 2, 2026. The EU AI Act applies to companies that develop, use and/or provide AI in the EU, with specific requirements based on the relevant AI use cases. For example, in relation to our use of generative AI, we may be subject to certain disclosure and transparency obligations, with fines up to the greater of €15 million or 3% of global revenue.

In addition, the revised EU Product Liability Directive, to be implemented into EU member state national law by December 2026, extends the EU's existing strict product liability regime to AI and facilitates civil claims in respect of harm caused by AI. Once fully applicable, the EU AI Act and the EU Product Liability Directive, together with developing guidance and/or decisions in this area, will have a material impact on the way AI is regulated in the EU. The cost to comply with such laws, regulations, decisions and/or guidance interpreting existing laws, or to adjust our business plans based on changes to how such laws are enforced, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI Technologies) or impact our ability to use, procure or commercialize AI Technologies. Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could adversely affect our business, financial condition and results of operations.

***The imposition of new duties, tariffs, trade barriers and retaliatory countermeasures implemented by the U.S. and other governments and resulting impact on customer demand may have a material adverse effect on our business, financial condition and results of operations.***

The implementation of significant changes to U.S. trade policies, sanctions, legislation, treaties and tariffs, including, but not limited to, significant new tariffs on goods imported into the U.S., have introduced uncertainty to our business and will increase the cost of our U.S. manufactured products and components sourced outside of the U.S., which will result in an increase to our cost of revenue and may cause a reduction in our gross margin. In response, China announced additional tariffs on U.S. goods and new export control restrictions. The imposition of additional tariffs or other trade barriers by countries outside of the U.S may increase our costs in these markets, and to the extent these increased costs result in increased prices for our customers, the demand for our products may decrease as our customers seek alternative sourcing, making it more difficult for us to sell our products in some markets.

The extent and duration of increased tariffs and the resulting impact on general economic conditions and on our business are uncertain and depend on various factors, such as negotiations between the U.S. and affected countries, the responses of other countries or regions, exemptions or exclusions that may be granted, availability and cost of alternative sources of supply, and demand for our products in affected markets. Other countries where we operate or sell our products may themselves change their own policies on trade as well, which may affect future business and foreign investment in their respective countries. U.S. and foreign policy changes and uncertainty about such changes has resulted in increased market volatility and currency exchange rate fluctuations. To the extent dissatisfaction with U.S. government policy results in U.S.-based suppliers being disfavored over foreign-based alternatives, it may diminish demand for our products with such customers and cause them to find alternative sourcing or otherwise make it more difficult for us to sell more products to these customers.

As a result of these dynamics, we may find it difficult to predict the impact to our business of these and future changes to the trading relationships between the U.S. or other countries or the impact on our business of new laws or regulations adopted by the U.S. or other countries.

***Cyberattacks or other security incidents that disrupt our or our third-party providers' operations or compromise data, may expose us to liability, harm our reputation or otherwise adversely affect our business.***

We rely on our own and third-party hardware, software, technology infrastructure, data centers, digital networks and online sites and services for both internal and customer-facing operations that are critical to our business (collectively, "IT Systems").

In addition, as part of our business operations, we collect, store, process, use and/or disclose information, including sensitive data relating to our business, our business partners and our customers, and personal information about individuals such as our employees and our customers' subscribers (collectively, "Confidential Information"). We process Confidential Information to operate our business, including in connection with the provision of our cloud services and by relying on our and our providers' IT Systems. We also engage third-party providers to support various internal functions, such as human resources, finance, information technology and electronic communications, as well as the development and delivery of our customer-facing products and cloud services, which includes collecting, handling, processing and/or storage of data on our behalf. These internal and external functions involve an array of software and systems, including cloud-based, that enable us to conduct, monitor and/or protect our business, operations, systems and information technology assets. Our cloud-based solutions enable us to host our customers' subscriber data in third-party data centers.

We face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of our IT Systems and Confidential Information, including from diverse threat actors such as state-sponsored organizations, opportunistic hackers and hacktivists, as well as through diverse attack vectors such as social engineering/phishing, malware (including ransomware), malfeasance by insiders, human or technological error and, as a result of malicious code embedded in open-source software, bugs, misconfigurations or exploited vulnerabilities in software or hardware that is integrated into our (or our suppliers' or service providers') IT Systems, products or services. Threat actors could steal Confidential Information related to our business, products, employees, customers and our customers' subscribers; hold data ransom; and/or disrupt our systems and services or those of our supply chain partners, vendors, customers or others. We expect cybersecurity attacks and security breaches to accelerate in the future, including sophisticated supply chain attacks. As we and our third-party providers continue to increase our reliance on virtual environments and communications systems and cloud-based solutions to support our work-from-anywhere culture and overall business needs, our exposures to third-party vulnerabilities and security risks also increase. Because threat actors are increasingly sophisticated and aggressive, our efforts may be inadequate to prevent, detect or recover from future attacks due, for example, to the increased use by attackers of tools and techniques (including artificial intelligence) that are specifically designed to circumvent controls, to avoid detection, and to remove or obfuscate forensic evidence. We may also experience security breaches that may remain undetected for an extended period.

We and certain of our third-party providers have been subject to cyberattacks and other security incidents, and we expect such attacks and incidents to continue in varying degrees. There can be no assurance that our cybersecurity risk management program and processes, including our policies, controls or procedures, will be fully implemented, complied with or effective in protecting our IT Systems and Confidential Information. Accordingly, while to date no cybersecurity incidents have had a material impact on our operations or financial results, we cannot guarantee that material incidents will not occur in the future. A cyberattack or incident that affects the confidentiality, integrity or availability of our IT Systems or Confidential Information could result in legal claims or proceedings (such as class actions), regulatory investigations and enforcement actions, fines and penalties, negative reputational impacts that cause us to lose existing or future customers, and/or significant incident response, system restoration or remediation and future compliance costs. Even if we and our third-party providers allocate, implement and manage reasonable security and data protection measures, we could still experience significant data loss, unauthorized data disclosure or a breach of our IT Systems, products or those of our third-party providers (for example, data centers) that materially impact our business. The continued growth of our cloud-based platform and managed services portfolio and increased reliance on third-party development partners and third-party software and cloud-based solutions increases the likely risks arising from security breaches or data loss. Any data loss or compromise of our systems that collect and process personal information (including personal information of our customers' subscribers), or third-party data centers where that personal information is stored, could result in loss of confidence in the security of our offerings and loss of customers or customer goodwill. Further, security incidents could subject us to obligations under privacy and data security laws and regulations around the world (including to notify governmental authorities, regulatory bodies and/or affected individuals), lead to liability given the increasing development of such strict laws and regulations, increase the risk of litigation and governmental or regulatory investigation, require us to notify our customers or other counterparties in relation to such incidents, damage our reputation and adversely affect our business, financial condition, operating results and cash flows. Although we maintain insurance that may apply to cybersecurity risks and liabilities, there can be no guarantee that any or all costs or losses incurred will be partially or fully insured or that we will be able to procure applicable insurance in the future on reasonable terms or at all.

***Changing market and customer requirements may adversely affect the valuation of our inventory as well as our supplier purchase commitments.***

Customer demand for our products can change rapidly in response to market and technology developments. From time to time, we adjust inventory valuations downward or end of life certain of our products in response to our assessment of our business strategy as well as consideration of demand from our customers for specific products or product lines. We also evaluate our supplier purchase commitments, which fluctuate based on lead-times, demand environment and perceived component availability. We record a liability for excess and obsolete components based on our estimated future demand for our products, potential obsolescence of technology and product life cycles. If we fail to accurately plan our inventory levels, which becomes more challenging as component lead times increase, we may have to increase write offs for excess or obsolete inventory, or accrue additional liabilities for component inventory held by our suppliers, both of which could have a material adverse effect on our financial condition and results of operations.

***Business and operational risks associated with expanding our international operations could harm our business.***

We are subject to business and operational risks associated with our international operations, including our global supply-chain operations, and our international offices located in Nanjing, China and Bangalore, India as well as dependence upon our international sales operations. In addition, we are exposed to risk arising from our dependence upon third-party development contractors in India. The risks associated with our international operations also include costs of complying with differing and changing laws and regulatory requirements, tariffs, export quotas, custom duties and other trade restrictions; effects of inflation, currency controls and/or fluctuations in currency exchange rates; limited, inadequate or non-existent IP protection; and uncertainties associated with political conflicts and instabilities, variable economic conditions, terrorist attacks or acts of war. Our development operations and activities in China and India involve these and other significant risks, including: local labor conditions and regulations; knowledge transfer related to our technology and exposure to misappropriation of IP or confidential information, including information that is proprietary to us, our customers and third parties; heightened exposure to changes in the economic, security, political and pandemic conditions; international trade agreements and U.S. tax provisions that could adversely affect our international operations; complexities of managing development timelines and deliverables from abroad; and differences in local business practices and customs that may not align with our expectations and standards.

Along with the foregoing risks, our international sales operations involve risks associated with greater costs and complexity localizing and supporting our products and platform in local markets; evolving privacy regulations, trade regulations, compliance requirements and incremental costs applicable to the qualification, production, sale and delivery of our products; longer collection periods, financial instability and other difficulties impacting collection of accounts receivable in certain jurisdictions; more intense competition including from local equipment suppliers; and our reliance on value added resellers to sell and support our products in international markets given our limited presence and infrastructure outside the U.S. To expand our international operations, we will need to invest resources to attract key talent, build operational infrastructure, execute on our international strategy and drive international market demand for our products. If we invest substantial resources to expand our international operations and are unable to do so successfully or in a timely manner, our financial condition and results of operations may suffer.

***We may have difficulty evolving and scaling our business and operations to meet customer and market demand, which could harm our financial results or cause us to fail to execute on our business strategies.***

In order to grow our business, we will need to continually evolve and scale our business and operations to meet customer and market demand. Evolving and scaling our business and operations places increased demands on our management as well as our financial and operational resources to effectively manage organizational change; design scalable processes; accelerate and/or refocus research and development activities; expand our manufacturing, supply chain and distribution capacity; increase our sales and marketing efforts; broaden our customer success, support and services capabilities; maintain or increase operational efficiencies; scale support operations in a cost-effective manner; implement appropriate operational and financial systems; and maintain effective financial disclosure controls and procedures. If we cannot evolve and scale our business and operations effectively, we may not be able to execute our business strategies in a cost-effective manner and our business, financial condition and results of operations could be adversely affected.

***Litigation and regulatory proceedings could harm our business or negatively impact our results of operations.***

In the ordinary course of business, we are subject to legal claims, litigation and regulatory proceedings related to disputes over commercial, competition, IP, labor and employment and other matters. Regardless of the merits of any such claims, litigation and regulatory proceedings are inherently uncertain, and can be costly, disruptive to our business and operations, harmful to our reputation and distracting to management. In particular, as a technology company, we are subject to IP claims asserting patent, copyright, trademark and/or other infringement claims that are costly to defend and could limit our ability to use some technologies in the future. The risk of such claims is heightened as we expand our products and services and rely on more technologies, including third-party IP rights that we license and incorporate into our products and services. Third parties from whom we license IP may be unable or unwilling to indemnify us for such claims or offer any other remedy to us. Patent infringement claims may be asserted by patent assertion entities and non-practicing entities ("NPEs") that do not conduct business as an operating company and hold and own patents only for the purpose of aggressively pursuing royalties through infringement assertions or patent infringement litigation. Further, in our industry, the number of assertions by NPEs has continued to increase due in part to patent sales by operating companies to NPEs and availability of litigation financing. We have received and expect to continue to receive assertions from NPEs and other third parties alleging that we may be infringing their patents or other IP rights; offering licenses to such IP; and/or threatening litigation. If our products are found to infringe, these claims could also result in the suspension of our ability to import, market and sell our products and services, product shipment delays or requirements to modify our products or enter into costly settlements or licensing agreements. Such royalty or licensing agreements, if required, may not be available to us on acceptable terms, if at all. Furthermore, we may additionally be financially responsible for claims made against our customers, including costs of litigation and damages awarded, under indemnity obligations which could further negatively impact our results of operations. Protracted litigation could cause us to incur significant defense costs, which would negatively impact our results of operations.

***We have a history of fluctuations in our gross margin and operating results, which can make it difficult to predict our future performance and could cause the market price of our stock to decline.***

We have a history of fluctuations in our quarterly and annual gross margin and operating results, including fluctuations due to factors outside of our control. Factors that impact variability of our operating results include our ability to predict our revenue and reduce and control our costs, our ability to predict product functions and features desired by our customers, the impact of global economic and geopolitical events and conditions, including tariffs, trade controls, inflation, government shutdowns, market instability and economic downturns, our ability to effectively manage our global supply chain operations, our ability to effectively manage third parties upon whom we depend to conduct our business, our customers' spending patterns and purchasing decisions, the impact of competition, customer adoption of our products, our ability to manage our legal, contractual and regulatory obligations and liabilities and other risk factors identified in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in this "Risk Factors" section. Our gross margin is further impacted by customer, geographic and product mix, the impact of competition on our prices, our ability to manage our costs associated with components and materials, excess and obsolescence, expedite fees and logistics-related activities, contractual commitments and other product costs. Fluctuating results make it difficult to predict our future performance and could cause the market price of our stock to decline. We expect to continue to incur significant expenses and cash outlays as we seek to expand our business and operations and target new customer opportunities. Given our growth objectives and the intense competitive pressures we face, our operating expenses may increase at unexpected levels, and we may be unable to maintain positive operating income. Comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance. If our revenue or operating results fall below the expectations of investors or securities analysts, or below any guidance we may provide to the market, the market price of our stock would likely decline.

***We are exposed to customer credit risks that could adversely affect our operating results and financial condition.***

We generally extend credit terms for sales to our customers which exposes us to credit risk. If we are unable to collect our accounts receivable balances as anticipated, our operating results and financial condition will be harmed. A number of factors contribute to this risk, including our ability to adequately assess a customer's creditworthiness and financial condition, changes in a customer's financial condition and/or liquidity, our ability to timely collect our accounts receivable from customers, disagreements with customers on invoiced balances and economic downturns or other unanticipated events impacting a customer's ability to pay. Furthermore, some of our international customers operate in countries with developing economies, volatile financial markets or currency regulations that impact their ability to make payments in U.S. dollars. While we take measures to pursue collections on our accounts receivable, we have from time to time written down accounts receivable and written off doubtful accounts and may need to do so in future periods. The determination of allowances for doubtful accounts involves significant judgment, and if we underestimate our allowance for doubtful accounts, we will have to make further write-downs. Such write-downs or write-offs could negatively affect our operating results for the period in which they occur and could harm our cash flow or our financial condition.

***If we lose any of our key personnel, or are unable to attract, train and retain qualified personnel, our ability to manage our business and continue our growth would be negatively impacted.***

Our success depends, in large part, on the continued contributions of our key personnel who are highly skilled and would be difficult to replace. Competition for skilled personnel, particularly in software and cloud development and engineering, is intense. We cannot be certain that we will be successful in attracting and retaining qualified personnel, or that newly hired personnel will function effectively, both individually and as a group. If we are unable to effectively recruit, hire and utilize new employees to align with our company objectives, execution of our business strategy and our ability to react to changing market conditions may be impeded, and our business, financial condition and results of operations may suffer. We operate using a "work-from-anywhere" model, and if we do not continue to effectively manage our distributed workforce, we could face challenges maintaining our corporate culture, which could increase attrition or limit our ability to attract personnel. None of our key personnel are bound by a written employment contract to remain with us for a specified period. In addition, we do not currently maintain key person life insurance covering our key personnel. If we lose the services of any key personnel, our business, financial condition and results of operations may suffer.

***If we experience disruptions with our enterprise resource planning system, we may not be able to effectively transact business or produce financial statements, which would adversely affect our business, results of operations and cash flows.***

We operate our Oracle enterprise resource planning ("ERP") system on Oracle's cloud platform and our software billing application on Salesforce.com. With these implementations, we are highly dependent upon Oracle and Saleforce.com to host, manage and maintain our ERP system and supporting applications. Any disruptions to their business or processes, or delays in their ability to provide services to us, may in turn disrupt our business operations or increase costs. Furthermore, we receive quarterly system updates and enhancements on the cloud platform according to Oracle's release timeline and change management processes, which if not managed properly may disrupt our business operations and delay our ability to process transactions and produce reports necessary to conduct our business. We are highly dependent upon our ERP system for critical business functions, including order processing and management, supply chain and procurement operations, financial planning, accounting and reporting; accordingly, protracted disruption in functionality or processing capabilities of the ERP system could materially impair our ability to process transactions timely or produce accurate financial statements on a timely basis. If our systems suffer prolonged interruption, our results of operations and cash flows would be adversely affected.

### Risks Related to Our Products

### Our products are highly technical and may contain undetected hardware or software defects or software bugs, which could harm our reputation and adversely affect our business.

Our products, including our platform (agentic AI, cloud, software and appliances) and SmartLife managed services, are highly technical and, when deployed, are critical to the operation of many networks. Our products have contained and are subject to defects, bugs or security vulnerabilities, which risks may be exacerbated as we continue to expand our cloud and software portfolio and include services from third-party partners. Some defects in our products may only be discovered after a product has been installed and used by customers and may in some cases only be detected under certain circumstances or after extended use. Any errors, bugs, defects or security vulnerabilities discovered in our products after commercial release could result in loss of revenue or delay in revenue recognition, loss of customers and increased service and warranty and retrofit costs, any of which could adversely affect our business, operating results and financial condition. In addition, we are subject to claims for security and data breach, product liability, tort or breach of warranty. Our contracts with customers contain provisions relating to warranty disclaimers and liability limitations, which may not be upheld. Defending a lawsuit, regardless of its merit, is costly and may divert management's attention and adversely affect the market's perception of us and our products. In addition, if our business liability insurance coverage proves inadequate or future coverage is unavailable on acceptable terms or at all, our business, operating results and financial condition could be adversely impacted.

### If we are unable to ensure that our products interoperate properly and as required within our customers' networks, our business will be harmed.

Our products must interoperate with our customers' existing and planned networks, which often have varied and complex specifications, utilize multiple protocol standards, include software applications and customizations and products from multiple vendors and contain multiple generations of products that have been added over time. As a result, we must continually ensure that our products interoperate properly with these existing and planned networks. To meet these requirements, we must undertake development efforts, including test protocols, which require substantial capital investment and employee resources. We may not accomplish these development goals quickly or cost-effectively, if at all. If we fail to maintain interoperability, we may face substantially reduced demand for our products, which would reduce our revenue opportunities and market share. We rely upon interoperability arrangements with equipment and software vendors for the use or integration of their technology with our products. If these relationships fail, we may have to devote substantially more resources to developing alternative products and processes and our efforts may not be as effective as the combined solutions under our current arrangements. In some cases, these other vendors are either direct competitors or companies that have extensive relationships with our existing and potential customers and influence the purchasing decisions of those customers. Some of our competitors have stronger relationships with some of our interoperability partners, and as a result, our ability to have successful interoperability arrangements with these companies may be harmed, which in turn may harm our ability to successfully sell and market our products.

### Our estimates regarding warranty or product obligations are highly subjective. If our estimates change, the liability for warranty or product obligations may be increased, impacting future cost of revenue.

Our products are highly complex, and our product testing may not be adequate to detect all defects, errors, failures and quality issues. Accordingly, our estimates regarding future warranty or product obligations are highly subjective, and if our estimates change, the liability for warranty or product obligations may be increased, impacting future cost of revenue. Quality or performance problems for products covered under warranty could adversely impact our reputation and negatively affect our operating results and financial position. The development and production of new products with high complexity often involves problems with software, components and manufacturing methods. Any significant warranty or other product obligations due to reliability or quality issues arising from defects in software, faulty components or improper manufacturing methods could negatively impact our operating results and financial position due to costs associated with fixing software or hardware defects; high service and warranty expenses; high inventory obsolescence expense; delays in collecting accounts receivable; payment of liquidated damages for performance failures; and loss of customer goodwill and future sales.

***Our business and operations depend on proprietary technologies, and our financial performance may suffer if we cannot protect and enforce our IP rights.***

Our success and ability to compete depend on proprietary technology. We rely significantly upon patent, copyright, trademark, trade secret and other IP laws, IP registration rights and agreements with our employees, customers, partners, suppliers and other parties, to establish and maintain IP rights necessary for our business and operations. U.S. IP laws afford us only limited protection, and the laws of some foreign countries do not protect proprietary rights to the same extent or at all. Our patent applications may not result in issued patents, and our issued patents may not be enforceable. Our IP rights could be challenged, invalidated, infringed or circumvented, any of which could impair or harm our business and operations and be costly to defend. Our failure to adequately protect our IP rights could result in our competitors offering similar products, resulting in the loss of our competitive advantage and decreased sales.

We and our third-party providers may be unable to adequately prevent unauthorized third-party copying or use of our IP. For example, contractual provisions protecting our IP are subject to breach, and our IP is subject to reverse engineering and unlawful distribution. It may become more difficult to adequately protect our IP as we expand our reliance on third parties for the design, development and/or manufacture of our products. In addition, we may become subject to increased risks arising from or related to security breaches, data loss or theft of our data or our IP, and have greater difficulty protecting our IP as our work-from-anywhere workforce and work product become more distributed. Policing the unauthorized use and distribution of our IP is difficult and costly. Litigation, which could result in substantial costs, diversion of resources and harm to our business, may be necessary to enforce our IP rights, protect our trade secrets or determine the validity and scope of proprietary rights.

***If we are unable to obtain third-party technology licenses needed for our products and platform solutions, our business and operations will be impaired, and our operating results could be adversely affected.***

We increasingly rely on technology licensed from third parties for our products and platform solutions. We may not be able to secure or maintain necessary technology licenses from these third parties on commercially reasonable terms or at all. Third parties may also choose not to renew licenses with us, demand unreasonable license fees or cease to offer technologies that we require. The inability to obtain necessary third-party licenses or to secure reasonable license terms at a cost acceptable to us could harm the competitiveness of our products and solutions, result in lost revenue and adversely affect our operating results. For example, we may be forced to forego product features or platform offerings, including features and offerings we believe are critical to our strategy, accept substitute technology of lower quality or performance standards or incur higher costs, or the time-to-market of our products or product features could be delayed. Furthermore, our ability to utilize third-party technology may be disrupted by disputes over IP rights, including claims of IP infringement, which could prevent us from offering or selling the products that utilize the disputed technology and adversely affect our operating results.

***Our use of open-source software could impose limitations on our ability to commercialize our products.***

We incorporate open-source software into our products. The terms of many open-source software licenses have not been interpreted by the courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to sell our products. In such event, we could be required to make our proprietary software generally available to third parties, including competitors, at no cost, to seek licenses from third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely basis or at all, any of which could adversely affect our revenue and operating expenses.

*Macroeconomic and Industry Risks*

***Our business depends upon the capital spending patterns and decisions of CXPs, and any decrease or delay in capital spending by CXPs due to the timing and availability of capital and other causes would reduce our revenue and harm our business.***

Demand for our products depends on the magnitude and timing of capital spending by CXPs as they construct, expand, upgrade and maintain their access networks as well as CXPs' adoption of our platform and managed services. Capital spending is cyclical in our industry, sporadic among individual CXPs and can change on short notice, which gives us little visibility into changes in spending behavior in any particular quarter. Capital spending for network infrastructure projects could be delayed or canceled in response to factors outside our control, such as reduced consumer spending, challenging capital markets or declining liquidity trends. CXP spending is also affected by reductions in budgets, including as a result of a general economic downturn, delays in purchasing cycles, access to or timing of government funding programs or capital markets, government shutdowns and seasonality and delays in capital allocation decisions. Historically, our customers may spend less or have less deployments in the first quarter due to pending annual budgets or, in certain regions, due to weather conditions that inhibit outside fiber deployment, resulting in weaker demand for our products in the first quarter. Softness in demand in any of our customer markets, including due to macroeconomic conditions beyond our control or uncertainties associated with regulatory reforms, has and could in the future lead to unexpected decline or slowdown in customer capital expenditures. Further, CXPs may pursue capital investment in network technologies other than those offered by us or may choose not to adopt our products and platform solutions in their networks. Reductions in capital expenditures by CXPs would have a material negative impact on our revenue and results of operations and slow our rate of revenue growth. As a consequence, our results for a particular period may be difficult to predict, and our prior results are not necessarily indicative of results in future periods.

***Government-sponsored programs and U.S. federal government shutdowns could impact the timing and buying patterns of CXPs, which may cause fluctuations in our operating results.***

We sell to broadband service providers and CXPs, including U.S.-based IOCs, which rely significantly upon interstate and intrastate access charges and federal and state subsidies in the form of grants and other funding, such as the Federal Communications Commission's ("FCC"), Rural Digital Opportunity Fund, the CARES Act Enhanced Alternative Connect America Cost Model, or the American Rescue Plan Act. The FCC and some states may change such payments and subsidies, which could reduce IOC revenue. Furthermore, many IOCs use or expect to use government-supported loan programs or grants, such as U.S. Department of Agriculture's Rural Utility Service or National Telecommunications and Information Administration's ("NTIA") Broadband Equity, Access and Deployment ("BEAD") program loans and grants, to finance capital spending. These government-supported loan programs and grants generally include conditions such as deployment criteria, domestic preference provisions and other requirements that apply to the project and selected equipment as conditions for funding. For example, the U.S. government passed The Infrastructure Investment Jobs Act, which charged the NTIA with establishing the BEAD program and ensuring that BEAD-funded infrastructure projects comply with the Buy America Domestic Content Procurement Preference ("Buy America Preference") of the Build America, Buy America Act ("BABA"). In accordance with BABA, the U.S. Department of Commerce has issued a limited, general applicability, nonavailability waiver of the Buy America Preference to recipients of federal financial assistance under the NTIA's BEAD Program. Notwithstanding this waiver, certain of our products will be required to meet BABA domestic content requirements to enable certain customers to qualify for grant funding under the BEAD program. Any failure of such products to meet BABA domestic content requirements would result in those products being ineligible for purchase and use by certain customers under the BEAD program, and could result in lost sales, lost business opportunity, breach of warranty claims, and damage to our reputation and customer relationships.

Changes to the terms or administration of these programs, including uncertainty from government and administrative change, increasing focus on domestic requirements by the U.S. that may require re-assessment of compliance, potential funding limitations that impact our ability to meet program requirements or delays due to U.S. federal government shutdowns could reduce the ability of IOCs to access capital or secure funding under these programs to purchase our products and services and thus reduce our revenue opportunities. In addition, compliance with these requirements may significantly increase our record-keeping, accounting and production costs. As a result of these risks, the domestic content requirements may have a material adverse impact on our U.S. sales, business and results of operations. Customers may curtail purchases if they receive less funding than planned, are negatively impacted by federal government shutdowns or changes in government regulations and subsidies, or as funding winds down, any of which could have an adverse effect on our operating results and financial condition.

***Adverse global economic, market and industry conditions, geopolitical issues and other conditions that impact our increasingly global operations could have a negative effect on our business, results of operations and financial condition and liquidity.***

As a global company, our performance is affected by global economic, market and industry conditions as well as geopolitical issues and other conditions with global reach. In recent years, concerns about the global economic outlook, inflation and increased interest rates have adversely affected market and business conditions in general. Macroeconomic weakness and uncertainty make it more difficult for us to manage our operations and accurately forecast revenue, gross margin and operating expenses. Further, bank failures and other adverse developments that affect financial institutions, transactional counterparties, or other third parties, or concerns or rumors about these events, have led to market-wide liquidity problems.

Geopolitical issues such as armed conflicts, relations between the U.S. and China, tariff and trade policy changes and increasing potential of conflict involving countries in Asia that are critical to our supply-chain operations, such as Taiwan and China, have resulted in increasing global tensions and create uncertainty for global commerce. New or increased tariffs and other changes in U.S. trade policy, including new sanctions, have triggered and may continue to trigger retaliatory actions by affected countries or changes in demand from customers displeased with U.S. tariff and trade policy changes. U.S. executive orders have resulted in tariffs on imports from numerous countries, including China and other Asian countries where our sole-source or limited-source suppliers are located. Consequently, absent policy changes, these actions will increase our cost of revenue. To the extent dissatisfaction with U.S. government policy results in U.S.-based suppliers being disfavored over foreign-based alternatives, it may diminish demand for our products with such customers and cause them to find alternative sourcing or otherwise make it more difficult for us to sell more products to these customers. The imposition of additional tariffs or other trade barriers by countries other than the U.S., including China and other Asian countries, will increase our costs in these markets, and to the extent these increased costs result in increased prices for our customers, we expect the demand for products in these markets to decrease as some of our customers seek alternative sources, making it more difficult for us to sell our products in these markets.

In addition, inflation in the U.S. has affected businesses across many industries, including ours, by increasing the costs of labor, employee healthcare, components and freight and shipping, which may further constrain our customers' or prospective customers' budgets. To the extent there is a sustained general economic downturn, and our platform and services are perceived by customers or potential customers as costly, or too difficult to deploy or migrate to, our revenue may be disproportionately affected by delays or reductions in spending. Sustained or worsening of global economic conditions and geopolitical issues may increase our cost of doing business, materially disrupt our supply chain operations, cause our customers to reduce or delay spending and intensify pricing pressures. We cannot predict the timing, strength or duration of any economic slowdown, instability or recovery, generally or within any particular industry. If the economic conditions of the general economy or markets in which we operate worsen from present levels, demand for our products, and our business, financial condition and results of operations, could be adversely affected.

***We face intense competition that could reduce our revenue and adversely affect our financial results.***

The market for our products is highly competitive, and we expect competition from both established and new companies to increase. Our ability to compete successfully depends on a number of factors, including our ability to successfully develop new products and solutions that anticipate CXP and market requirements and changes in technology and industry standards; CXP acceptance and adoption of our products and solutions; our ability to differentiate our products from our competitors' offerings based on performance, features, cost-effectiveness or other factors; our product capabilities to meet customer network requirements and preferences; and our success in marketing and selling our products and platform solutions.

Many of our current or potential competitors have longer operating histories, greater name recognition, broader product lines, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we do and are better positioned to acquire and offer complementary products and services. As the broadband access equipment market has undergone and continues to undergo consolidation, our competitors have merged, grown and been able to offer more comprehensive solutions than they individually had offered. Potential customers may also prefer to purchase from their existing suppliers rather than a new supplier, regardless of product performance or features, because the products that we and our competitors offer require a substantial investment of time and funds to qualify and install. The demand on network capacity due to remote workforces may attract new market entrants with competitive or substitutive products, which may lead to increased sales cycles, cause pricing pressure and impact adoption of our platform due to the broader availability of product offerings. Some of our competitors may offer substantial discounts or rebates to win or retain customers. If we are forced to reduce prices to retain existing customers or win new customers, we may be unable to sustain gross margin at desired levels or obtain or sustain profitability. Competitive pressures could result in increased pricing pressure, reduced profit margin, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which could reduce our revenue and adversely affect our financial results.

***Historically, our customer base has been concentrated, and the loss of any of our key customers may adversely impact our revenue and results of operations, and any delays in payment by a key customer could negatively impact our cash flows and working capital.***

Although we have not had a greater-than-10%-of-revenue customer since 2020, a large portion of our sales has been, and in the future may be, to a limited number of customers. Changes in the broadband service provider market, such as financial difficulties, spending cuts or corporate consolidations that impact purchasing decisions by these customers have and may again negatively impact our revenue, and as a result, revenue from such customers may remain flat or decline. There are no assurances that the demand for our products will remain strong from our key customers, and any decrease or delay in purchases of any of our key customers, particularly if prolonged or sustained, or our inability to grow our sales with them, may have a material negative impact on our revenue and results of operations.

In addition, some larger customers may demand discounts and rebates or desire to purchase their access systems and software from multiple providers. As a result of these factors, our future revenue opportunities may be limited, and we may face pricing pressures, which in turn could adversely impact our gross margin and our financial results. The loss of, reduction in, or pricing discounts associated with orders from any larger customer could significantly reduce our revenue and harm our business. Furthermore, delays in payment and/or extended payment terms from any of our larger customers could have a material negative impact on our cash flows and working capital to support our business operations.

***Our industry is characterized by rapid technological advancements, and if we fail to develop new products or enhancements that meet changing CXP requirements, we could experience lower sales.***

Our industry is characterized by rapid technological change, changing needs of CXPs, evolving industry standards and frequent introductions of new products and platform offerings. We invest significant amounts to pursue innovative technologies that we believe will be adopted by CXPs. For example, we have invested and plan to continue to invest resources in our platform offerings and agentic AI. In addition, on an ongoing basis, we expect to reposition our product and service offerings and introduce new offerings as we encounter rapidly changing CXP requirements and increasing competitive pressures. If we cannot increase sales of our new platform and services, keep pace with rapid technological developments to meet customer needs and compete with evolving standards or if the technologies we choose to invest in fail to meet customer needs or are not adopted by customers in the timeframes that we expect, our financial condition and results of operations would be adversely affected.

Developing our products is complex and involves uncertainties, including pricing risks for key materials, component shortages and limited suppliers. We may experience design, manufacturing, software development quality, support, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new products and enhancements. If we fail to meet our development targets, demand for our products will decline. If we are unable to anticipate and develop new products or enhancements to our existing products on a timely and cost-effective basis, our products may become technologically obsolete more rapidly than anticipated over time, resulting in lower sales which would harm our business. Furthermore, the introduction of new or enhanced products also requires that we manage the transition from older products in accordance with customer requirements. If we fail to maintain compatibility requirements in our customers' networks, demand for our products would decline, which would reduce our revenue opportunities and market share.

We use third-party development partners both for their key skills and to augment our employee developers. Using third-party development partners for our broadband platform and managed services allow us to accelerate development and leverage the third parties' expertise, but increases our risks due to reduced direct control over the third party's work. This product development approach may cause unforeseen issues in product design, as well as challenges arising from integration and support of third-party features in our products. In addition, our revenue based on the third parties' product development work may take several years to cover our out-of-pocket expenses, if ever.

***Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales are difficult to predict and may vary substantially, which may cause our operating results to fluctuate significantly.***

The timing of our revenue is difficult to predict. Our sales efforts often involve educating broadband service providers about the use and benefits of our platform (agentic AI, cloud, software and appliances) and managed services, and the desirability of transforming into a CXP. CXPs typically undertake a significant evaluation process, which frequently involves not only our platform and managed services, but also those of our competitors and results in a lengthy sales cycle. Sales cycles for larger customers are relatively longer and require considerably more time and expense. We spend substantial time, effort and money in our sales efforts without any assurance that our efforts will produce sales. In addition, product purchases are frequently subject to budget constraints, multiple approvals and unplanned administrative, processing and other delays. The timing of revenue related to sales of products and services that have installation requirements may be difficult to predict due to interdependencies that may be beyond our control, such as new customer testing and turn-up protocols or other vendors' products, services or installations of equipment upon which our products and services rely. Such delays may result in fluctuations in our quarterly revenue. If sales expected from a specific customer for a particular quarter are not realized in that quarter or at all, we may not achieve our revenue forecasts, and our financial results would be adversely affected.

***Government and Regulatory Risks***

***Actual or perceived failure to comply with applicable data privacy, security and platform and technology regulation laws, regulations and standards could impact our business, operations, and expose us to increased liability.***

Government authorities in the U.S. and around the world have implemented and are continuing to implement broader and more stringent laws and regulations concerning data protection. The interpretation and application of these data protection laws and regulations are often uncertain and changing, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our data practices.

For example, in the U.S., certain states have adopted or modified privacy and security laws and regulations which govern the privacy, processing and protection of personal information. Such laws and regulations will be subject to interpretation by various courts and other governmental authorities, thus creating potentially complex compliance issues for us and our future customers and strategic partners. For example, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act (collectively, the "CCPA") requires covered businesses that process the personal information of California residents to, among other things: (i) provide certain disclosures to California residents regarding the business's collection, use and disclosure of their personal information; (ii) receive and respond to requests from California residents to access, delete and correct their personal information or to opt out of certain disclosures of their personal information; and (iii) enter into specific contractual provisions with service providers that process California resident personal information on the business's behalf. Additional compliance investment and potential business process changes may also be required. Similar laws have been passed in other states, and are continuing to be proposed at the state and federal level, reflecting a trend toward more stringent privacy legislation in the U.S. Most of the new or proposed laws include restrictions on processing consumer information for targeted advertising, which could negatively affect our marketing cloud products. The enactment of such laws could have potentially conflicting requirements that would make compliance challenging. If we are subject to or affected by the CCPA, or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

In 2024, the National Security Division of the U.S. Department of Justice ("DOJ") issued a new rule—referred to as the "Data Security Program" ("DSP") aimed at preventing access to "bulk U.S. sensitive personal data" and "government-related data" by "countries of concern" (including China, Russia, Iran, North Korea, Cuba, and Venezuela) and "covered persons" (as all such terms are defined in the DSP). Effective as of April 8, 2025, and fully enforceable as of July 9, 2025, the DSP imposes stringent obligations on companies within its scope and prohibits or restricts "covered data transactions" that grant countries of concern or covered persons access to bulk U.S. sensitive personal data or any amount of government-related data. The DSP is new, complex and has yet to be enforced, and as such, there is a risk that our interpretation of its applicability, scope and requirements is incorrect, incomplete or misapplied.

Compliance with the DSP may require us to invest heavily in data security and compliance measures such as implementing and complying with the Cybersecurity and Infrastructure Security Agency's guidelines and other burdensome recordkeeping, reporting and auditing requirements. It may also require us to implement new processes, stop or restrict certain data transfers, alter the geographic scope of our operations, cease doing business with certain third parties or using certain tools or vendors, or change how data flows throughout our business, any of which could materially impact our business operations or hinder our ability to grow our business. Finally, non-compliance with the DSP could result in significant civil or criminal penalties, which could materially adversely affect our business, results of operations and financial condition.

Furthermore, the Federal Trade Commission ("FTC") and many state Attorneys General continue to enforce federal and state consumer protection laws against companies for online collection, use, dissemination and security practices that appear to be unfair or deceptive. For example, according to the FTC, failing to take appropriate steps to keep consumers' personal information secure can constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act. The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.

The General Data Protection Regulation ("EU GDPR") adopted by the EU, and the UK General Data Protection Regulation ("UK GDPR") adopted by the United Kingdom ("UK") (the EU GDPR and UK GDPR hereinafter referred to as the "GDPR") and national data protection supplementing laws in these jurisdictions impose specific duties and requirements upon companies that are subject to their provisions and collect, process or control personal data of individuals. Although we currently do not have material operations or business in the EU or the UK, we are in the process of expanding in these jurisdictions, and we have incurred and will continue to incur substantial costs in this respect. Furthermore, the GDPR imposes significant penalties for noncompliance which can amount to the greater of €20 million for the EU GDPR or £17.5 million for the UK GDPR or 4% of the total worldwide annual turnover of the preceding financial year; thus, any non-compliance with the GDPR could result in a material adverse effect on our business, financial condition and results of operations.

The GDPR regulate cross-border transfers of personal data out of the European Economic Area (the "EEA") and the UK. There is currently legal complexity and uncertainty regarding international personal data transfers, and we expect this to continue. For example, there are number of decisions and proceedings in the EU where the legality of data transfers to China is being challenged. As the regulatory guidance and enforcement landscape in relation to data transfers further develops, our business, operations and financial condition could be adversely affected and we could suffer additional costs, complaints and/or regulatory investigations or fines. We may also have to stop using certain tools and vendors and make other operational changes. Further, our customers may not use our services in a manner that is compliant with applicable data privacy laws and regulations and our services may not be competitive in certain markets. We may also become subject to new laws that regulate both personal and non-personal data. For example, the Data Act came into effect on September 12, 2025, establishing new requirements for providers of data processing services (including cloud, SaaS) into the EU. The Data Act requires providers to facilitate customers switching to other providers/ on-premise solutions and porting their data within certain timeframes; remove technical, contractual, and commercial obstacles to service switching (including switching charges); and include certain mandatory terms in customer contracts. Failure to comply with the Data Act can result in regulatory enforcement and fines, civil claims, and reputational damage. The Data Act, together with developing guidance in this area, may require changes to our customer contracts, products, operations and business practices, increase our compliance costs, require adjustments to our revenue recognition practices and adversely affect our financial condition, business and operations.

In addition, security regulations such as the EU's Network and Information Security 2 Directive ("NIS2") and its EU Member State transpositions, and the UK's Telecommunications (Security) Act 2021 together with its implementing regulations impose further security obligations, including on electronic communications networks and services. We may be required to implement (and contractually commit to) additional security measures to remain a competitive vendor, as customers will need to ensure their vendors are able to meet the obligations that they are themselves subject to, or customers may choose different vendors due to our security measures. This could result in additional costs and require operational changes which could adversely affect our business, operations and financial condition.

In light of the complex and evolving nature of EU, EU Member State and UK data and security laws, there can be no assurances that we will be successful in our efforts to comply with such laws; violations of such laws could result in regulatory investigations, fines, orders to cease/change our use of technologies and/or our processing activities, enforcement notices and assessment notices (for a compulsory audit), as well as lead to civil claims including class actions and reputational damage.

Complying with new and changing laws could cause us to incur substantial costs in order to market and sell our cloud-based solutions in the U.S. and internationally, deter customers from adopting our cloud-based solutions or require us to redesign our platform in order to meet customer requirements related to such laws. Regulatory actions or claims involving our practices in the collection, storage, processing, use or disclosure of consumer information or other personal data, even if unfounded, could damage our reputation and adversely affect our operating results. The failure or perceived failure to comply may result in government or civil proceedings or actions against us, or could cause us to lose customers, which could have an adverse effect on our business.

***If we fail to comply with evolving industry standards, sales of our products would be adversely affected.***

Our products are subject to a significant number of domestic and international standards, which evolve as new technologies are developed and deployed. As we expand into new global markets, we are likely to encounter additional standards. Our products must comply with these standards in order to be widely marketable. In some cases, we are required to obtain certifications or authorizations before our products can be introduced, marketed or sold in new markets or to new customers. For example, our ability to maintain Operations System Modification for Intelligent Network Elements certification for our products will affect our ongoing ability to continue to sell our products to large broadband service providers. In addition, our ability to expand our international operations may be limited by standards in countries or may require us to redesign our products or develop new products to meet local standards. We may not be able to design our products to comply with local requirements, which would impede or prevent our ability to grow our business in those locations. Moreover, as we expand our business and operations globally, we must increase investments to maintain compliance with evolving standards across all of our markets. The costs of complying with evolving standards or failure to obtain timely authorizations or certification could prevent us from selling our products where these standards or regulations apply, which would result in lower revenue and lost market share.

***Our failure or the failure of our manufacturers to comply with environmental and other legal regulations could adversely impact our results of operations.***

The manufacture, assembly and testing of our products may require the use and disposal of hazardous materials that are subject to environmental, health and safety regulations, or materials subject to laws restricting the use of conflict minerals. We substantially depend upon our third-party manufacturers to comply with these requirements. Any failure by us or our third-party manufacturers to comply with these requirements could result in regulatory penalties, legal claims or disruption of production of our products. In addition, any failure to properly manage the use, transportation, emission, discharge, storage, recycling or disposal of hazardous materials could subject us to increased costs or liabilities. Existing and future environmental regulations and other legal requirements may restrict our use of certain materials to manufacture, assemble and test products. Any of these consequences could adversely impact our results of operations by increasing our expenses and/or requiring us to alter our manufacturing processes.

***We are subject to governmental export and import controls that could subject us to liability or impair our ability to compete in additional international markets.***

Our products are subject to U.S. export and trade controls and restrictions. International shipments of certain of our products may require export licenses or are subject to additional export requirements. In addition, the import laws of other countries may limit our ability to distribute our products, or our customers' ability to buy and use our products, in those countries. Changes in our products or changes in export and import regulations or duties may create delays in the introduction of our products in international markets, prevent our customers with international operations from deploying our products or, in some cases, prevent the export or import of our products to certain countries altogether. Any change in export or import regulations, duties or related legislation, shift in approach to the enforcement or scope of existing regulations, or change in the countries, persons or technologies targeted by such regulations, could negatively impact our ability to sell, profitably or at all, our products to existing or potential international customers.

***Regulatory and physical impacts of climate change and other natural events may affect our customers and our manufacturers, resulting in adverse effects on our operating results.***

As emissions of greenhouse gases continue to alter the composition of the atmosphere, affecting large-scale weather patterns and the global climate, any new regulation of greenhouse gas emissions may result in additional costs to our customers and our manufacturers. In addition, the physical impacts of climate change and other natural events, including changes in weather patterns, drought, rising ocean and temperature levels, earthquakes and tsunamis may impact our customers, suppliers and manufacturers and our operations. These potential physical effects may adversely affect our revenue, costs, production and delivery schedules, and cause harm to our results of operations and financial condition.

***Our customers are subject to government regulation, and changes in current or future laws or regulations that negatively impact our customers could harm our business.***

Many of our customers are subject to state and federal regulation of their businesses, and adoption of regulations that affect providers of broadband Internet access services could impede the penetration of our customers into certain markets. For example, the FCC has jurisdiction over many of our U.S. customers, and FCC regulatory policies that create disincentives for investment in access network infrastructure or impact the competitive environment in which our customers operate may harm our business. Moreover, various international regulatory bodies have jurisdiction over certain of our customers outside the U.S. Changes in any of these standards, laws and regulations, or judgments in favor of plaintiffs in lawsuits against broadband service providers based on changed standards, laws and regulations could adversely affect the development of broadband networks and services. This, in turn, could directly or indirectly adversely impact the industries in which our customers operate.

### *Risks Related to Ownership of Our Common Stock and Other Risks*

### *Our stock price may continue to be volatile, and the value of an investment in our common stock may decline.*

The trading price of our common stock has been, and is likely to continue to be, volatile, which means that it could decline substantially within a short period of time and could fluctuate widely in response to various factors, some of which are beyond our control. These factors include those discussed above and others such as quarterly variations in our results of operations or those of our competitors; failure to meet any guidance that we have previously provided regarding our anticipated results; changes in earnings estimates or recommendations by securities analysts; failure to meet securities analysts' estimates; announcements by us or our competitors of new products, significant contracts, commercial relationships, acquisitions or capital commitments; developments with respect to IP rights; our ability to develop and market new and enhanced products on a timely basis; our commencement of, or involvement in, litigation and developments relating to such litigation; changes in governmental regulations; and a slowdown in the communications industry or the general economy.

The stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may seriously affect the market price and volatility of our common stock, regardless of our actual operating performance. Historically, following periods of volatility in the market price of a company's securities, there is increased risk that stockholders may initiate securities class action litigation against the company. Such litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

### *Provisions in our charter documents and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of our management and Board of Directors.*

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could have the effect of delaying or preventing changes in control or changes in our management or our Board of Directors. These provisions include: (i) a classified Board of Directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of our Board of Directors; (ii) no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates; (iii) the exclusive right of our Board of Directors to elect a director to fill a vacancy created by the expansion of the Board of Directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our Board of Directors; (iv) the ability of our Board of Directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer; (v) a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders; (vi) the requirement that a special meeting of stockholders may be called only by the chairman of the Board of Directors, the chief executive officer or the Board of Directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and (vii) advance notice procedures that stockholders must comply with in order to nominate candidates to our Board of Directors or to propose matters to be acted upon at a stockholders' meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of us. We are also subject to certain anti-takeover provisions under Delaware law, which prohibits a corporation, in general, from engaging in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other things, the Board of Directors has approved the transaction.

### *We may need additional capital in the future to finance our business.*

While our working capital needs to support our business operations and growth have been funded from operating cash flows and through issuance of our common stock under our equity incentive plans, we may need additional capital if our current plans and assumptions change. If our financial position deteriorates, we may not be able to secure a source of financing to support our working capital needs on acceptable terms or at all. If future financings involve the issuance of equity securities, our then-existing stockholders will suffer dilution. If we raise debt financing, we may be subject to restrictive covenants that limit our ability to conduct our business. If we are unable to obtain and sustain operating income and positive cash flows from operations, our liquidity, results of operations and financial condition may be adversely affected. Furthermore, if we are unable to generate sufficient cash flows to support our operational needs, we may need to cease our common stock repurchase program or seek additional sources of liquidity, including borrowings, to support our working capital needs, even if we believe we have generated sufficient cash flows to support our operational needs. There is no assurance that any other sources of liquidity may be available to us on acceptable terms or at all. If we are unable to generate sufficient cash flows or obtain other sources of liquidity, we will be forced to limit our development activities, reduce our investment in growth initiatives and institute cost-cutting measures, all of which would adversely impact our business and growth.

***We do not currently intend to pay dividends on our common stock and, consequently, our stockholders' ability to achieve a return on their investment will depend on appreciation in the price of our common stock.***

We do not currently intend to pay a cash dividend on our common stock for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, our stockholders are not likely to receive any dividends on our common stock for the foreseeable future.

***Our failure to adequately address and resolve risks and uncertainties associated with acquisitions could have a material adverse impact on our financial condition and results of operations.***

We may acquire businesses, products or technologies to expand our product offerings and capabilities, customer base and business. We have evaluated and expect to continue to evaluate a wide array of potential strategic transactions. Such investments may involve significant risks and uncertainties, including distraction of management from current operations, unanticipated costs, and legal and regulatory challenges, all of which could have a material adverse impact on our financial condition and results of operations. In addition, the anticipated benefit of any acquisition may never materialize or the process of integrating acquired businesses, products or technologies may create unforeseen operating difficulties and expenditures.

***We cannot guarantee that our stock repurchase program will be utilized to the full value approved or that it will enhance long-term stockholder value. Repurchases we consummate could increase the volatility of the price of our common stock and could have a negative impact on our available cash balance.***

We have a common stock repurchase program of which $109.3 million was available as of December 31, 2025. Furthermore, the Board of Directors authorized an increase to the common stock repurchase program by $125.0 million in January 2026. Under the repurchase program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with the rules of the SEC and other applicable legal requirements. The specific timing, price and size of the purchases will depend on prevailing stock prices, general economic and market conditions, and other considerations consistent with our capital allocation strategy. Stock repurchases could have an impact on our common stock trading prices, increase the volatility of the price of our common stock, or reduce our available cash balance such that we will be required to seek financing to support our operations. The repurchase program does not obligate us to acquire a particular amount of common stock, and the repurchase program may be suspended or discontinued at any time at our discretion, which may result in a decrease in the trading prices of our common stock. Even if our share repurchase program is fully implemented, it may not enhance long-term stockholder value.

***General Risks***

***As a public company, we are subject to significant accounting, legal and regulatory requirements; our failure to comply with these requirements may adversely affect our operating results and financial condition.***

We are subject to significant accounting, legal and regulatory requirements, including requirements and rules under the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act among other rules and regulations implemented by the SEC as well as listing requirements of the New York Stock Exchange ("NYSE"). We incur significant accounting, legal and other expenses and must invest substantial time and resources to comply with public company reporting and compliance requirements, including costs to ensure we have adequate internal controls over accounting and financial reporting, proper documentation and testing procedures among other requirements. We cannot be certain that the actions we have taken to implement internal controls over financial reporting will be sufficient. We have in the past discovered, and may in the future discover, areas of our internal financial and accounting controls and procedures that need improvement, particularly as we enhance, automate and improve functionality of our processes and internal applications. New laws and regulations as well as changes to existing laws and regulations affecting public companies would likely result in increased costs to us as we respond to their requirements. We continue to invest resources to comply with evolving laws and regulations, and this investment may result in increased general and administrative expense.

***If we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired, which would adversely affect our operating results and our stock price.***

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Our management does not expect that our internal control over financial reporting will prevent or detect all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company will have been detected. If we are unable to produce accurate financial statements on a timely basis, investors could lose confidence in the reliability of our financial statements, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations and growth.

**ITEM 1B.          Unresolved Staff Comments**

None.

**ITEM 1C.          Cybersecurity**

*Cybersecurity Risk Management and Strategy*

We have developed and implemented a cybersecurity risk management program intended to protect the confidentiality, integrity and availability of our critical systems and information.

We design and assess our program based on the National Institute of Standards and Technology Cybersecurity Framework ("NIST CSF") and the MITRE ATT&CK® framework. This does not imply that we meet any particular technical standards, specifications or requirements, only that we use the NIST CSF and MITRE ATT&CK® as guides to help us identify, assess and manage cybersecurity risks relevant to our business.

Our cybersecurity risk management program is integrated into our overall enterprise risk management program and shares common methodologies, reporting channels and governance processes that apply across the enterprise risk management program to other legal, compliance, strategic, operational and financial risk areas.

Key aspects of our cybersecurity risk management program include the following:

- risk assessments designed to help identify material cybersecurity risks to our critical systems, information, products, services and our broader enterprise information-technology environment;

- a security team principally responsible for managing; (i) our cybersecurity risk assessment processes, (ii) our security controls and (iii) our response to cybersecurity incidents;

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls and processes;

- cybersecurity awareness training of our employees, incident response personnel and senior management;

- a cybersecurity incident response plan that includes procedures for responding to cybersecurity incidents; and

- a third-party risk management process for key service providers, suppliers and vendors.

We have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations or financial condition. We face risks from certain cybersecurity threats that, if realized, are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Item 1A "Risk Factors – Cyberattacks or other security incidents that disrupt our operations or compromise data, may expose us to liability, harm our reputation or otherwise adversely affect our business."

*Cybersecurity Governance*

Our Board considers cybersecurity risk as part of its risk oversight function and has delegated to the AI and Cybersecurity Committee (the "Committee"), since its formation in 2017, the oversight of business continuity, cybersecurity, privacy and other IT risks. In 2025, the Board further delegated to the Committee oversight of AI risks. The Committee oversees management's implementation of our AI and cybersecurity risk management program.

The Committee receives quarterly reports from management on our cybersecurity risks. In addition, management updates the Committee, as necessary, regarding any significant cybersecurity incidents.

The Committee reports to the full Board regarding its activities, including those related to cybersecurity. The full Board also periodically receives briefings from management on our cyber risk management program. Board members receive presentations on cybersecurity topics from our management team, internal security staff or external experts as part of the Board's continuing education on topics that impact public companies.

Our Chief Operating Officer and Chief Product Officer are primarily responsible for assessing and managing our material risks from cybersecurity threats and supervise both our internal cybersecurity personnel and our retained external cybersecurity consultants. Our former Chief Commercial Operations Officer played a pivotal role in enhancing our cybersecurity frameworks across the enterprise through his experience in risk management and IT governance. He oversaw the implementation of data governance and data protection policies and was instrumental in fostering a culture of cybersecurity awareness across the organization. Our Chief Operating Officer has assumed these responsibilities. Our Chief Product Officer has significantly contributed to our cybersecurity efforts through his experience in product management and development. He has been instrumental in integrating security by design and privacy by design into our products, helping to ensure that cybersecurity is a core component of our product strategy. Collectively, they stay informed about and monitor the prevention, detection, mitigation and remediation of key cybersecurity risks and incidents through various means, which may include briefings with internal and external security team members, threat intelligence and other information obtained from public or private sources and alerts and reports produced by security tools deployed in the IT environment.

Our cybersecurity management team also includes our Chief Information Officer, who leads the operational teams responsible for enterprise security, data governance and enterprise incident response and global operations, and our Senior Vice President of Cloud and Engineering operations, who leads the operational teams responsible for product and cloud privacy and security, data governance and product security incident response. Our operational cybersecurity teams are comprised of members with decades of collective experience in IT security systems, tooling, operations and governance; hold various IT security industry certifications and have received specialized cybersecurity training.

**ITEM 2.        Properties**

We currently lease our corporate headquarters in San Jose, California. In addition to our headquarters site, we lease additional office space in China, India and the U.S. We believe that our facilities are in good condition and are generally suitable to meet our needs for the foreseeable future. We believe that prior to expiration of our current office space leases that we can renew or obtain suitable lease space on commercially reasonable terms for our business needs. In addition, we may continue to seek additional space as needed, and we believe this space will be available on commercially reasonable terms.

**ITEM 3.        Legal Proceedings**

From time to time, we are involved in various legal proceedings arising from the normal course of business. We are not currently a party to any legal proceedings that, if determined adversely to us, in our opinion, are currently expected to individually or in the aggregate have a material adverse effect on our business, operating results or financial condition taken as a whole.

**ITEM 4.        Mine Safety Disclosures**

Not applicable.

PART II

**ITEM 5.        Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

**Comparative Stock Prices**

Our common stock has been trading on the New York Stock Exchange, under the trading symbol "CALX" since our initial public offering on March 24, 2010. Prior to this time, there was no public market for our common stock.

**Number of Common Stockholders**

As of February 9, 2026, the approximate number of holders of our common stock was 1,203 (not including beneficial owners of stock held in street name).

**Securities Authorized for Issuance under Equity Compensation Plans**

The information required by this item is incorporated by reference to our 2025 Annual Report to Stockholders, which includes our definitive Proxy Statement for our 2026 Annual Meeting of Stockholders.

**Dividends**

We have never declared or paid a cash dividend on our common stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future.

**Recent Sales of Unregistered Securities**

None.

**Issuer Purchases of Equity Securities**

We maintain a common stock repurchase program. Our repurchase activity for the three months ended December 31, 2025 was as follows (in thousands, except per share amounts):

| | Total Number of Shares Repurchased | Average Price Paid Per Share | Total Number of Shares Repurchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs |
|---|---|---|---|---|
| October 1 to October 31 | 25 | $  59.99 | 25 | $  124,380 |
| November 1 to November 30 | 223 | 55.60 | 223 | 112,015 |
| December 1 to December 31 | 50 | 54.52 | 50 | 109,280 |
| | 298 | | 298 | |

In January 2026, our Board of Directors authorized a $125.0 million increase to our common stock repurchase program.

**Performance Graph**

The following graph shows a comparison of the cumulative total stockholder return on our common stock with the cumulative total returns of the NYSE Composite Index, Russell 2000 Index and the S&P 500 Communications Equipment Index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes during the last five fiscal years ended December 31, 2025. Data for the Russell 2000 Index and S&P 500 Communications Equipment assume reinvestment of dividends. Stockholder returns over the indicated period are based on historical data and should not be considered indicative of future stockholder returns.



This performance graph shall not be deemed "soliciting material" or to be "filed" with the SEC for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Calix, Inc. under the Securities Act of 1933, as amended.

**ITEM 6.        [Reserved]**

**ITEM 7.**       **Management's Discussion and Analysis of Financial Condition and Results of Operations**

*The Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements regarding future events and our future results that are subject to the safe harbors created under the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act"). All statements other than statements of historical facts are statements that could be deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts and projections about the industry in which we operate and the beliefs and assumptions of our management. In some cases, forward-looking statements can be identified by the use of words such as "believe," "could," "expect," "may," "estimate," "continue," "anticipate," "intend," "should," "plan," "predict," "will," "would," "project," "potential," or the negative thereof or other comparable terminology. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our business and industry and other characterizations of future events or circumstances are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties and assumptions that are difficult to predict, including those identified in the Risk Factors discussed in Item 1A, in the discussion below, as well as in other sections of this Annual Report on Form 10-K. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. All forward-looking statements and reasons why results may differ included in this report are made as of the date hereof, and we assume no obligation to update these forward-looking statements or reasons why actual results might differ.*

**Overview**

We develop, market and sell platform, cloud and managed services, which are powered by agentic AI, that enable CSPs providers of all types and sizes to innovate and transform their businesses to focus on delivering outstanding subscriber experiences and become CXPs. The platform combines the Calix Agent Workforce™ with intelligent appliances, software, cloud and fully integrated SmartLife™ managed services to enable simplified business models that acquire, retain and grow subscribers and revenue. Calix Customer Success guides service providers through every stage of their transformation journey with expertise across technology, business and market insights. Our partner community extends innovation so customers can grow their businesses across markets at scale. With deep broadband expertise and an end-to-end approach from the datacenters' access edge to every residential, business and municipal subscriber location, Calix enables any service provider to **simplify** operations, engagement, and service; **innovate** for their subscribers; and **grow** value for members, investors, and the communities they serve. This focus on subscriber experience allows CXPs to expand their brand through increased subscriber acquisition, loyalty and revenue while reducing their operating costs.

We market our platform, cloud and managed services to CSPs globally through our direct sales force as well as select resellers. Our customers range from smaller, regional service providers to some of the world's largest service providers. We have approximately 1,600 active customers that have deployed passive optical, Active Ethernet or point-to-point Ethernet fiber access networks or our subscriber premise appliances.

Our revenue and potential revenue growth will depend on, among other things, our ability to develop, market and sell our platform and managed services to strategically aligned customers of all types such as MSPs, local and competitive exchange carriers, cable MSOs, WISPs, fiber overbuilders such as municipalities, electric cooperatives, tribal communities, multiple dwelling units ("MDU") and hospitality providers in the U.S. and internationally. Our growth is also highly dependent on the speed and willingness of customers to adopt our platform and managed services.

Revenue fluctuations result from many factors, including, but not limited to: increases or decreases in customer orders for our products and services, global economic and geopolitical events and conditions, including tariffs, trade controls, inflation, economic downturns and market, financial or other factors such as government stimulus or shutdowns that may delay or materially impact customer purchasing decisions, non-availability of products due to supply chain challenges, including component and labor shortages and increasing lead times as well as disruptions as a result of pandemics or natural disasters, contractual terms with customers that result in delayed revenue recognition and varying budget cycles and seasonal buying patterns of our customers. More specifically, our customers have in the past spent less in the first quarter as they are finalizing their annual budgets, and in certain regions, customers are challenged by winter weather conditions that inhibit fiber deployment in outside infrastructure. Our revenue is also dependent upon our customers' success in growing their subscribers, timing of purchases, capital expenditure plans and decisions to upgrade their networks or adopt new technologies, including adoption of our software and cloud platform solutions, as well as our ability to grow our customer base.

Cost of revenue is strongly correlated to revenue and tends to fluctuate due to all of the above factors that may cause revenue fluctuations. Factors that have impacted our cost of revenue, or that we expect may impact cost of revenue in future periods, also include: changes in the mix of products delivered, customer location and regional mix, changes in the cost of our inventory, investments to support expansion of cloud and customer support offerings as well as our customer success organization, changes in product warranty, incurrence of retrofit costs, amortization of intangibles, allowances for obligations to our suppliers and inventory write-downs. Factors that we expect may impact our cost of revenue in future periods include the same factors in the prior quarter, changes in trade policies and the transition from DDR4 to DDR5 memory. Regarding trade policies, in April 2025, the U.S. President signed an executive order increasing tariffs on imports from numerous countries, including China and other Asian countries where our sole-source or limited-source suppliers are located. Currently, the majority of our finished goods are exempt from tariffs. For imported components for domestic manufacturing and certain finished goods, these actions increased our cost of revenue. We continue to evaluate the actions we may be able to take to mitigate such costs as we monitor and navigate this challenging and dynamic operating environment. Regarding the DDR4 to DDR5 transition, the reduction in manufacturing capacity of DDR4 memory has resulted in increased DDR4 memory prices and will increase the cost of our products. In addition, we periodically ship by air versus by ocean in order to meet delivery commitments to our customers, which is more costly. Cost of revenue also includes fixed expenses related to our internal operations, which could increase our cost of revenue as a percentage of revenue if our revenue declines.

Our gross profit and gross margin fluctuate based on timing of factors such as changes in customer mix and changes in the mix of products demanded and sold (and any related write-downs of existing inventory or accrual for supplier commitments) and have in the past been and may be negatively impacted by increases in mix of revenue from channel sales rather than direct sales or other unfavorable customer or product mix, shipment volumes and any related volume discounts, changes in our product and services costs, pricing decreases or discounts, new product introductions or upgrades to existing products, customer rebates and incentive programs due to competitive pressure or materials shortages, supply constraints, investments to support expansion of cloud and customer support offerings, tariffs or unfavorable changes in trade policies.

Our operating expenses fluctuate based on the following factors among others: changes in headcount and personnel costs, which comprise a significant portion of our operating expenses; variable compensation due to fluctuations in shipment volumes or level of achievement against performance targets; timing of research and development expenses, including investments in innovative solutions and new customer segments, prototype builds and outsourced development resources; investments in marketing programs; asset write-offs; investments in our business and information technology infrastructure; and fluctuations in stock-based compensation expenses due to timing of equity grants or other factors affecting vesting.

Further, as a result of factors contributing to the fluctuations described above among other factors, many of which are outside our control, our quarterly operating results fluctuate from period to period. Comparing our operating results on a period-to-period basis may not be meaningful, and you should not rely on our past results as an indication of our future performance.

**Critical Accounting Estimates**

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenue, costs and expenses during the periods presented. We base our estimates, assumptions and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. To the extent there are material differences between these estimates and actual results, our financial statements may be affected. We evaluate our estimates, assumptions and judgments on an ongoing basis.

We believe the following critical accounting policies affect our significant judgments and estimates used in the preparation of our financial statements.

*Revenue Recognition*

Revenue is recognized when a performance obligation is satisfied, which occurs when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Revenue from sales of access and premises appliances is recognized when control is transferred to the customer, which is generally when the products are shipped. Revenue from software platform licenses, which provides the customer with a right to use the software as it exists, is generally recognized upfront when the license is made available to the customer. Revenue from cloud-based software subscriptions, customer support, maintenance, extended warranty subscriptions and managed services is generally recognized ratably over the contract term. Revenue from professional services and training is recognized as the services are delivered.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Our hardware products contain both software and non-software components that function together to deliver the products' essential functionality and therefore constitutes a single performance obligation as the promise to transfer the individual software and non-software components is not separately identifiable and, therefore, not distinct. Cloud-based software subscriptions can include multi-year agreements with a fixed annual fee for a minimum committed usage level. To the extent that minimum committed usage level each year varies, we have concluded that each year represents a distinct stand-ready performance obligation and the transaction price allocated to each performance obligation is recognized as revenue ratably over each annual period.

Our contracts generally include multiple performance obligations. For such arrangements, we allocate the contract's transaction price to each performance obligation using the relative stand-alone selling price of each distinct good or service in the contract. Observable prices of a product or service when we sell them separately based on stratification by classes of customers and products are the best estimate of stand-alone selling prices. However, when stand-alone selling prices are not directly observable, they are estimated, and judgment is required in their determination. In these instances, we determine stand-alone selling prices using all other available information, which may include pricing practices relative to geographies, market conditions, competitive landscape, characteristics of targeted customers for hardware products, internal costs and gross margin objectives for services and internal costs and value assessments for subscriptions.

### Inventory Valuation and Supplier Purchase Commitments

Inventory, which primarily consists of finished goods purchased from CMs or ODMs, is stated at the lower of cost (determined by the first-in, first-out method) and net realizable value. Inbound shipping costs and tariffs are included in the cost of inventory. In addition, from time to time, we procure component inventory primarily due to the discontinuation of critical components by suppliers, a change in suppliers or in connection with our supply assurance plans. This component inventory is then consigned back to our suppliers to be consumed on future finished good builds.

We regularly monitor inventory on-hand and record write-downs for excess and obsolete inventory. We also evaluate our supplier purchase commitments and record a liability for excess and obsolete components consistent with the valuation of our excess and obsolete inventory and future production requirements. These write-downs and accruals are based on our assumptions of demand for our products and requires significant judgement of relevant factors including a comparison of the quantity and cost of inventory on hand to our estimated forecast of customer demand, current levels of orders and backlog, market conditions, potential obsolescence of technology, product life cycles and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds our estimated selling price. Factors that could influence management's assumptions and judgements include changes in economic conditions, competitive dynamics, losing a key customer, changes in our customers' capital expenditures, government investment programs, technology changes, new product introductions and supply-chain lead times. Actual demand may differ from forecasted demand and may have a material effect on gross profit. If inventory is written down, a new cost basis is established that cannot be increased in future periods.

### Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures*, which requires additional disclosure of certain costs and expenses within the notes to the financial statements. The updated standard is effective for our annual periods beginning in 2027 and interim periods beginning in the first quarter of 2028. Early adoption is permitted. We are currently evaluating the impact that the updated standard will have on our financial statement disclosures.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, which clarifies and modernizes the accounting for internal-use software. ASU No. 2025-06 is effective for us in the first quarter of 2028, with early adoption permitted. The standard permits application of the guidance using a prospective, retrospective, or modified transition approach. We are currently evaluating the impact that the updated standard will have on our financial statement disclosures.

There have been no other accounting pronouncements or changes in accounting pronouncements that are significant or potentially significant to us.

**Results of Operations for Years Ended December 31, 2025 and 2024**

### Revenue

The following table sets forth our revenue (dollars in thousands):

| | Years Ended December 31, | | | | 2025 vs 2024 Change | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | **2025** | | **2024** | | **$** | | **%** |
| Revenue: | | | | | | | |
| Appliance | $ | 825,649 | $ | 694,147 | $ | 131,502 | 19 % |
| Software and service | | 174,361 | | 137,371 | | 36,990 | 27 % |
| | $ | 1,000,010 | $ | 831,518 | $ | 168,492 | 20 % |

Our revenue increased by $168.5 million, or 20%, during 2025 compared with 2024. The increase in appliance revenue was due to the adoption of our platform, cloud and managed services by new customers as we continue to take footprint from legacy box vendors and the continued robust expansion of our appliances within our existing customer base. The increase in software and service revenue is due to our CXP customers adding new subscribers. Our software is sold on a per-subscriber basis. CXPs use our platform, cloud and managed services to deliver better subscriber experiences as evidenced by best-in-class Net Promoter Scores[SM], thereby allowing them to take market share.

Our revenue is principally derived in the U.S., which represented 93% of revenue in 2025 and 92% in 2024. Our primary focus has been, and in the near term will continue to be, the U.S. and Canada given our large, direct sales and marketing presence and the amount of government stimulus being invested into underserved and not-served areas of these countries. With the introduction of our third-generation platform, we will increase our attention on international markets.

No customer accounted for more than 10% of our revenue for 2025, 2024 or 2023. See Note 11 "Revenue from Contracts with Customers" to the Consolidated Financial Statements included in this Annual Report on Form 10-K for more details on concentration of revenue for the years presented.

### Gross Profit and Gross Margin

The following table sets forth our gross profit and gross margin (dollars in thousands):

| | Years Ended December 31, | | 2025 vs 2024 Change | |
| | 2025 | 2024 | $ | % |
|---|---|---|---|---|
| Gross profit: | | | | |
| Appliance | $ 458,561 | $ 376,305 | $ 82,256 | 22 % |
| Software and service | 109,755 | 77,289 | 32,466 | 42 % |
| | $ 568,316 | $ 453,594 | $ 114,722 | 25 % |
| Gross margin: | | | | |
| Appliance | 55.5 % | 54.2 % | | |
| Software and service | 62.9 % | 56.3 % | | |
| | 56.8 % | 54.6 % | | |

Gross profit increased by $114.7 million to $568.3 million during 2025 from $453.6 million during 2024. This increase was mainly due to the corresponding increase in revenue. Gross margin increased to 56.8% during 2025 from 54.6% during 2024. The increase in gross margin of 220 basis points, compared to the corresponding period in 2024, was primarily related to the continued adoption of our platform, cloud and managed services by new broadband service providers and our CXP customers winning new subscribers.

### Operating Expenses

### Sales and Marketing Expenses

Sales and marketing expenses consist of personnel costs, employee sales commissions, marketing programs and events, software tools and travel-related expenses. The following table sets forth our sales and marketing expenses (dollars in thousands):

| | Years Ended December 31, | | 2025 vs 2024 Change | |
| | 2025 | 2024 | $ | % |
|---|---|---|---|---|
| Sales and marketing | $ 248,636 | $ 217,879 | $ 30,757 | 14 % |
| Percent of revenue | 25 % | 26 % | | |

Sales and marketing expenses increased by $30.8 million during 2025 compared to 2024 primarily due to increases in personnel expenses of $20.6 million, mostly related to incentive compensation and increased headcount, stock-based compensation of $9.9 million and travel expenses of $2.3 million. These increases were partially offset by a decrease in marketing expenses of $1.7 million.

During 2025, sales and marketing expenses as a percentage of revenue decreased to 25% from 26% due to higher revenue compared to 2024. We expect our investments in sales and marketing will increase in absolute dollars on a year-over-year basis, but decline as a percentage of revenue, as we continue to land new customers and expand our platform, cloud and managed services.

### Research and Development Expenses

Research and development expenses include personnel costs, outside contractor and consulting services, depreciation on lab equipment, costs of prototypes and overhead allocations. The following table sets forth our research and development expenses (dollars in thousands):

| | Years Ended December 31, | | 2025 vs 2024 Change | |
| | 2025 | 2024 | $ | % |
|---|---|---|---|---|
| Research and development | $ 190,356 | $ 179,870 | $ 10,486 | 6 % |
| Percent of revenue | 19 % | 22 % | | |
| Percent of gross profit | 33 % | 40 % | | |

The increase in research and development expenses of $10.5 million during 2025 compared with 2024 was mainly due to increases in stock-based compensation of $4.3 million, outside services of $3.7 million, depreciation and amortization of $1.9 million and prototypes and test equipment expenses of $1.7 million. These increases were partially offset by decreases in facility expenses of $1.2 million.

During 2025, research and development expenses as a percentage of revenue decreased to 19% from 22% due to the increase in revenue, and research and development expenses as a percentage of gross profit decreased to 33% from 40% due to the increase in gross profit. We expect our investments in research and development to increase in absolute dollars and as a percentage of gross profit in the short term as we accelerate the development of AI functionality and capabilities of our platform, cloud and managed services.

### General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs related to our executive, finance, human resources, information technology and legal organizations, outside consulting services, insurance, facilities and fees for professional services. Professional services consist of outside audit, legal, accounting and tax services. The following table sets forth our general and administrative expenses (dollars in thousands):

| | Years Ended December 31, | | 2025 vs 2024 Change | |
| | 2025 | 2024 | $ | % |
|---|---|---|---|---|
| General and administrative | $ 108,334 | $ 98,879 | $ 9,455 | 10 % |
| Percent of revenue | 11 % | 12 % | | |

The increase in general and administrative expenses of $9.5 million in 2025 compared to 2024 was mainly due to increases in personnel expenses of $6.1 million and stock-based compensation of $2.9 million.

During 2025, general and administrative expenses as a percentage of revenue decreased to 11% from 12% due to higher revenue compared to 2024. We expect our general and administrative investments to increase in absolute dollars but decline as a percentage of revenue.

### Interest Income and Other Expense, Net

The following table sets forth our interest income and other expense, net (dollars in thousands):

| | Years Ended December 31, | | 2025 vs 2024 Change | |
| | 2025 | 2024 | $ | % |
|---|---|---|---|---|
| Interest income and other expense, net | $ 13,178 | $ 11,388 | $ 1,790 | 16 % |

Interest income and other expense, net increased by $1.8 million in 2025 compared with 2024 mainly due to a larger average cash balance offset partially by a decrease in interest rates.

### Income Tax (Benefit)

The following table sets forth our income tax (benefit) (dollars in thousands):

| | Years Ended December 31, | | 2025 vs 2024 Change | |
| | 2025 | 2024 | $ | % |
|---|---|---|---|---|
| Income tax (benefit) | $ 16,284 | $ (1,899) | $ 18,183 | 958 % |
| Effective tax rate | 48 % | 6 % | | |

During 2025, our current tax expense was $3.4 million, and our deferred tax expense was $12.9 million. Our effective tax rate was higher than the federal statutory rate of 21% primarily due to the impact of non-deductible stock-based compensation offset by the favorable impact of U.S. federal research tax credits.

During 2024, our current tax expense was $8.1 million, and our deferred tax benefit was $10.0 million. Our effective tax rate was lower than the federal statutory rate of 21% primarily due to the impact of stock-based compensation, foreign operations, valuation allowance and uncertain tax positions, offset by research and development tax credits and provision to return adjustments.

We continue to maintain a valuation allowance of $32.3 million on certain state deferred tax assets that we believe are not more likely than not to be realized in future periods.

Our income taxes may be subject to fluctuation during the year and in future years as new information is obtained, which may affect the assumptions used to estimate the annual effective tax rate, including factors such as actual results differing from our estimates of pre-tax earnings in the various jurisdictions in which we operate, which could impact the recognition of our deferred tax assets, the recognition or de-recognition of tax benefits related to uncertain tax positions and changes in or the interpretation of tax laws in jurisdictions where we conduct business.

### *2024 Compared to 2023*

For a comparison of our results of operations for the years ended December 31, 2024 and 2023, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC on February 21, 2025.

### Liquidity and Capital Resources

We fund our operations and investing activities primarily through cash flow generated from operations and sales of our common stock. As of December 31, 2025, we had cash, cash equivalents and marketable securities of $388.1 million, which consisted of deposits held at banks and major financial institutions and highly liquid marketable securities such as U.S. government securities and commercial paper. This includes $12.4 million of cash primarily held by our foreign subsidiaries. As of December 31, 2025, our liability for taxes that would be payable because of repatriation of undistributed earnings of our foreign subsidiaries was limited to foreign withholding taxes as the future distribution is not expected to be taxable in the U.S.

The following table presents the cash inflows and outflows by activity during 2025 and 2024 (in thousands):

| | Years Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2025** | | **2024** | |
| Net cash provided by operating activities | $ | 134,953 | $ | 68,400 |
| Net cash used in investing activities | | (6,373) | | (109,530) |
| Net cash provided by (used in) financing activities | | (28,434) | | 20,897 |

### *Operating Activities*

Our operating activities provided cash of $135.0 million in 2025 and $68.4 million in 2024. The increase in net cash provided by operating activities during 2025 as compared to 2024 was due primarily to an increase in our net operating results after adjustment of non-cash charges of $87.4 million partially offset by a decrease in our net cash inflow resulting from changes in operating assets and liabilities of $20.9 million. Non-cash charges consisted of stock-based compensation of $87.9 million, depreciation and amortization of $17.7 million and deferred income taxes of $12.9 million partially offset by net accretion of available-for-sale securities of $3.7 million.

In 2025, cash inflows from changes in operating assets and liabilities primarily consisted of an increase in accounts payable of $21.5 million due to increased inventory purchases, a decrease in prepaid expenses and other assets of $17.3 million due to a reduction in our inventory deposits, an increase in accrued liabilities of $11.8 million mainly due to incentive compensation related accruals and an increase in deferred revenue of $2.6 million. These changes were partially offset by increases in inventory of $31.0 million and accounts receivable of $20.0 million to support increased revenue.

### *Investing Activities*

In 2025, net cash used in investing activities of $6.4 million consisted capital expenditures of $19.4 million, primarily consisting of purchases of test and computer equipment, partially offset by net maturities and sales of marketable securities of $13.0 million.

## Financing Activities

In 2025, net cash used in financing activities of $28.4 million consisted of purchases of our common stock of $93.6 million partially offset by the issuance of common stock related to our equity plans of $65.2 million.

### 2024 Compared to 2023

For a discussion of our liquidity and capital resources and our cash flow activities for the years ended December 31, 2024 and 2023, see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," of our Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025.

### Working Capital and Capital Expenditure Needs

Our material cash commitments include non-cancelable firm purchase commitments, normal recurring trade payables, compensation-related and expense accruals and operating leases. We believe that our outsourced approach to manufacturing provides us significant flexibility in both managing inventory levels and financing our inventory. Furthermore, we have a common stock repurchase program which had $109.3 million available as of December 31, 2025. In January 2026, our Board of Directors authorized a $125.0 million increase to this program. In 2026 to date, we repurchased $148.7 million of our common stock. Our stock repurchase program does not require us to purchase a specific number of shares and may be modified, suspended or terminated at any time.

We believe, based on our current operating plan and expected operating cash flows, that our existing cash, cash equivalents and marketable securities will be sufficient to meet our anticipated cash needs for at least the next twelve months. If we are unable to generate sufficient cash flows or obtain other sources of liquidity, we will be forced to limit or terminate our stock repurchase program, limit our development activities, reduce our investment in growth initiatives and/or institute cost-cutting measures, all of which may adversely impact our business and potential growth.

### Contractual Obligations and Commitments

Our principal commitments as of December 31, 2025 consisted of our contractual obligations under non-cancelable outstanding purchase obligations and operating lease obligations for office space. The following table summarizes our contractual obligations as of December 31, 2025 (in thousands):

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less Than 1 Year | 1-3 Years | 3-5 Years | More Than 5 Years |
| Non-cancelable purchase commitments [1] | $ 317,751 | $ 217,460 | $ 83,867 | $ 16,424 | $ — |
| Operating lease obligations [2] | 18,382 | 3,610 | 6,200 | 4,956 | 3,616 |
| | $ 336,133 | $ 221,070 | $ 90,067 | $ 21,380 | $ 3,616 |

[1] Represents outstanding purchase commitments to be delivered by our third-party manufacturers and other vendors such as enterprise software vendors. See Note 5 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for further discussion regarding our outstanding purchase commitments.

[2] Future minimum operating lease obligations in the table above primarily include payments for our office locations, which expire at various dates through 2033. See Note 5 "Commitments and Contingencies" of the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K for further discussion regarding our operating leases.

### ITEM 7A.     Quantitative and Qualitative Disclosures About Market Risk

**Interest Rate Risk**

The primary objectives of our investment activity are to preserve principal, provide liquidity and maximize income without significantly increasing risk. By policy, we do not enter into investments for trading or speculative purposes. As of December 31, 2025, we had cash, cash equivalents and marketable securities of $388.1 million, which was held primarily in cash, money market funds and highly liquid marketable securities such as U.S. government securities, corporate debt and commercial paper. Due to the nature of these money market funds and highly liquid marketable securities, we believe that we do not have any material exposure to changes in the fair value of our cash equivalents and marketable securities because of changes in interest rates.

**Foreign Currency Exchange Risk**

Our primary foreign currency exposures are described below.

*Economic Exposure*

The direct effect of foreign currency fluctuations on our sales and expenses has not been material because our sales and expenses are primarily denominated in U.S. dollars, or USD. However, we are indirectly exposed to changes in foreign currency exchange rates to the extent of our use of foreign CMs whom we pay in USD. Increases in the local currency rates of these vendors in relation to USD could cause an increase in the price of products that we purchase. Additionally, if the USD strengthens relative to other currencies, such strengthening could have an indirect effect on our sales to the extent it raises the cost of our products to non-U.S. customers and thereby reduces demand. A weaker USD could have the opposite effect. The precise indirect effect of currency fluctuations is difficult to measure or predict because our sales are influenced by many factors in addition to the impact of such currency fluctuations.

*Translation Exposure*

Our sales contracts are primarily denominated in USD and, therefore, most of our revenue is not subject to foreign currency risk. We are directly exposed to changes in foreign exchange rates to the extent such changes affect our expenses related to our foreign assets and liabilities with our subsidiaries in China, India, the United Kingdom and Ireland, whose functional currencies are Chinese Renminbi, or RMB, Indian Rupee, or INR, British Pounds Sterling, or GBP, and Euro, or EUR.

Our operating expenses are incurred primarily in the U.S. and Canada (Canadian Dollar, or CAD), in China associated with our research and development operations that are maintained there, in India for our center of excellence and in the United Kingdom and Ireland for our international sales and marketing activities. Our operating expenses are generally denominated in the functional currencies of our subsidiaries in which the operations are located. The percentages of our operating expenses denominated in the following currencies for the indicated fiscal years were as follows:

| | Years Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **2023** |
| USD | 84 % | 84 % | 86 % |
| RMB | 6 | 6 | 6 |
| INR | 4 | 4 | 3 |
| CAD | 4 | 4 | 4 |
| GBP | 1 | 2 | 1 |
| EUR | 1 | — | — |
| | 100 % | 100 % | 100 % |

If USD had appreciated or depreciated by 10%, relative to RMB, INR, CAD, GBP and EUR our operating expenses for 2025 would have decreased or increased by approximately $9.0 million, or approximately 2%.

Foreign exchange rate fluctuations may also adversely impact our financial position as the assets and liabilities of our foreign operations are translated into USD in preparing our Consolidated Balance Sheets. The effect of foreign exchange rate fluctuations on our consolidated financial position for the year ended December 31, 2025 was a net translation loss of $0.1 million. This loss is recognized as an adjustment to stockholders' equity through "Accumulated other comprehensive income (loss)."

*Transaction Exposure*

We have certain assets and liabilities, primarily accounts receivable and accounts payable (including inter-company transactions) that are denominated in currencies other than the relevant entity's functional currency. In certain circumstances, changes in the functional currency value of these assets and liabilities create fluctuations in our reported consolidated financial position, cash flows and results of operations. Periodically, we use derivatives to hedge against fluctuations in foreign exchange rates. We do not enter into derivatives for speculative or trading purposes. We use foreign currency forward contracts to mitigate variability in gains and losses generated from the re-measurement of certain assets denominated in foreign currencies. These foreign exchange forward contracts typically have maturities of approximately one to two months. As of December 31, 2025, we had no forward contracts outstanding. Transaction gains and losses on these foreign currency denominated assets and liabilities are recognized each period within "Other expense, net" in our Consolidated Statements of Comprehensive Income (Loss). During the year ended December 31, 2025, the net loss we recognized related to these foreign currency denominated assets and liabilities was approximately $0.4 million.

**ITEM 8.**     **Financial Statements and Supplementary Data**

# Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Calix, Inc.:

*Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting*

We have audited the accompanying consolidated balance sheets of Calix, Inc. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income (loss), stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

*Basis for Opinions*

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

*Definition and Limitations of Internal Control Over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*Critical Audit Matter*

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

*Evaluation of net realizable value of components and finished goods inventory and excess and obsolete component liabilities*

As discussed in Notes 1 and 4 to the consolidated financial statements, the Company has components and finished goods inventories with a carrying value of $133.7 million and excess and obsolete component liabilities as of December 31, 2025. The Company writes down the on-hand inventory carrying value for excess or obsolete inventory and records a liability for excess and obsolete component inventory that the Company is obligated to purchase from its suppliers.  These write-downs and accruals are based on assumptions about future demand for products, market conditions, potential obsolescence of technology, product life cycle, and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds the estimated selling price. These factors are impacted by changes in economic conditions, technology, and customer base as well as new product introductions and require significant estimates that may include elements that are uncertain.

We identified the evaluation of net realizable value of inventory and excess and obsolete component liabilities as a critical audit matter. Evaluation of the Company's forecasted demand, including the Company's determination of the effect of market and economic conditions, technology changes, changes in the customer base, new product introductions, and discontinuation of products required significant auditor judgment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's inventory process. This included controls over the reviews of the estimates of the net realizable value of excess or obsolete components and finished goods inventory and liabilities for losses on components the Company is obligated to purchase from its suppliers. For a selection of inventory items owned by the Company, we (1) reperformed the analysis provided by the Company to assess the accuracy of the net realizable value of inventory by comparing historical sales activity, customer order backlog, or demand forecasts to the inventory on hand quantities, and (2) performed inquiries of Company's personnel or inspected documents regarding product end of life announcements, technology changes, and new product introductions. For a selection of components subject to the Company's purchase commitments, we (1) evaluated the reasonableness of management's assumptions used to estimate the excess and obsolete component liabilities by considering historical sales activity, customer order backlog, or demand forecasts of the related finished products and (2) performed inquiries of Company's personnel or inspected documents regarding product end of life announcements, technology changes, new product introductions, and historical reimbursements to suppliers for excess and obsolete components.

/s/ KPMG LLP

We have served as the Company's auditor since 2016.

Santa Clara, California
February 20, 2026

**CALIX, INC.**

**CONSOLIDATED BALANCE SHEETS**
**(In thousands, except par value)**

| | December 31, | | |
|---|---|---|---|
| | **2025** | | **2024** |
| **ASSETS** | | | |
| Current assets: | | | |
| Cash and cash equivalents | $ 143,086 | $ | 43,162 |
| Marketable securities | 245,018 | | 253,929 |
| Accounts receivable, net | 99,367 | | 79,321 |
| Inventory | 133,737 | | 102,727 |
| Prepaid expenses and other current assets | 70,345 | | 105,596 |
| Total current assets | 691,553 | | 584,735 |
| Property and equipment, net | 37,812 | | 31,153 |
| Right-of-use operating leases | 14,665 | | 6,216 |
| Deferred tax assets | 165,636 | | 177,601 |
| Goodwill | 116,175 | | 116,175 |
| Other assets | 32,681 | | 23,387 |
| | $ 1,058,522 | $ | 939,267 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | | |
| Current liabilities: | | | |
| Accounts payable | $ 41,523 | $ | 20,226 |
| Accrued liabilities | 91,339 | | 84,167 |
| Deferred revenue | 30,386 | | 26,750 |
| Total current liabilities | 163,248 | | 131,143 |
| Long-term portion of deferred revenue | 19,890 | | 20,883 |
| Operating leases | 12,756 | | 3,720 |
| Other long-term liabilities | 3,409 | | 2,581 |
| Total liabilities | 199,303 | | 158,327 |
| Commitments and contingencies (See Note 5) | | | |
| Stockholders' equity: | | | |
| Preferred stock, $0.025 par value; 5,000 shares authorized; no shares issued and outstanding as of December 31, 2025 and 2024 | — | | — |
| Common stock, $0.025 par value; 100,000 shares authorized; 67,120 shares issued and outstanding as of December 31, 2025, and 66,434 shares issued and outstanding as of December 31, 2025 | 1,678 | | 1,661 |
| Additional paid-in capital | 1,230,191 | | 1,170,017 |
| Accumulated other comprehensive loss | (408) | | (612) |
| Accumulated deficit | (372,242) | | (390,126) |
| Total stockholders' equity | 859,219 | | 780,940 |
| | $ 1,058,522 | $ | 939,267 |

See accompanying notes to consolidated financial statements.

**CALIX, INC.**

**CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)**
**(In thousands, except per share data)**

| | | Years Ended December 31, | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | 2023 |
| Revenue: | | | | | | |
| Appliance | $ | 825,649 | $ | 694,147 | $ | 931,468 |
| Software and service | | 174,361 | | 137,371 | | 108,125 |
| Total revenue | | 1,000,010 | | 831,518 | | 1,039,593 |
| Cost of revenue: | | | | | | |
| Appliance | | 367,088 | | 317,842 | | 471,461 |
| Software and service | | 64,606 | | 60,082 | | 49,816 |
| Total cost of revenue | | 431,694 | | 377,924 | | 521,277 |
| Gross profit | | 568,316 | | 453,594 | | 518,316 |
| Operating expenses: | | | | | | |
| Sales and marketing | | 248,636 | | 217,879 | | 214,564 |
| Research and development | | 190,356 | | 179,870 | | 177,772 |
| General and administrative | | 108,334 | | 98,879 | | 100,395 |
| Total operating expenses | | 547,326 | | 496,628 | | 492,731 |
| Operating income (loss) | | 20,990 | | (43,034) | | 25,585 |
| Interest income and other expense, net: | | | | | | |
| Interest income, net | | 13,434 | | 12,343 | | 9,704 |
| Other expense, net | | (256) | | (955) | | (532) |
| Total interest income and other expense, net | | 13,178 | | 11,388 | | 9,172 |
| Income (loss) before income taxes | | 34,168 | | (31,646) | | 34,757 |
| Income tax expense (benefit) | | 16,284 | | (1,899) | | 5,432 |
| Net income (loss) | $ | 17,884 | $ | (29,747) | $ | 29,325 |
| Net income (loss) per common share: | | | | | | |
| Basic | $ | 0.27 | $ | (0.45) | $ | 0.44 |
| Diluted | $ | 0.26 | $ | (0.45) | $ | 0.42 |
| Weighted-average number of shares used to compute net income (loss) per common share: | | | | | | |
| Basic | | 66,041 | | 65,879 | | 65,980 |
| Diluted | | 69,305 | | 65,879 | | 69,320 |
| | | | | | | |
| Net income (loss) | $ | 17,884 | $ | (29,747) | $ | 29,325 |
| Other comprehensive income, net of tax: | | | | | | |
| Unrealized gain on available-for-sale marketable securities, net | | 343 | | 187 | | 1,701 |
| Foreign currency translation adjustments, net | | (139) | | (140) | | 113 |
| Total other comprehensive income, net of tax | | 204 | | 47 | | 1,814 |
| Comprehensive income (loss) | $ | 18,088 | $ | (29,700) | $ | 31,139 |

See accompanying notes to consolidated financial statements.

# CALIX, INC.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
### (In thousands)

| | Common Stock | | Additional Paid-in Capital | Accumulated Other Comprehensive Loss | Accumulated Deficit | Total Stockholders' Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| **Balance as of December 31, 2022** | 65,735 | $ 1,644 | $ 1,070,100 | $ (2,473) | $ (389,704) | $ 679,567 |
| Stock-based compensation | — | — | 62,771 | — | — | 62,771 |
| Issuance of common stock under equity incentive plans, net of forfeitures | 1,527 | 38 | 32,111 | — | — | 32,149 |
| Repurchase of common stock including excise tax | (2,210) | (55) | (86,589) | — | — | (86,644) |
| Net income | — | — | — | — | 29,325 | 29,325 |
| Other comprehensive income | — | — | — | 1,814 | — | 1,814 |
| **Balance as of December 31, 2023** | 65,052 | 1,627 | 1,078,393 | (659) | (360,379) | 718,982 |
| Stock-based compensation | — | — | 70,761 | — | — | 70,761 |
| Issuance of common stock under equity incentive plans, net of forfeitures | 1,724 | 43 | 31,549 | — | — | 31,592 |
| Repurchase of common stock | (342) | (9) | (10,686) | — | — | (10,695) |
| Net loss | — | — | — | — | (29,747) | (29,747) |
| Other comprehensive income | — | — | — | 47 | — | 47 |
| **Balance as of December 31, 2024** | 66,434 | 1,661 | 1,170,017 | (612) | (390,126) | 780,940 |
| Stock-based compensation | — | — | 88,625 | — | — | 88,625 |
| Issuance of common stock under equity incentive plans, net of forfeitures | 3,208 | 80 | 65,116 | — | — | 65,196 |
| Repurchase of common stock | (2,522) | (63) | (93,567) | — | — | (93,630) |
| Net income | — | — | — | — | 17,884 | 17,884 |
| Other comprehensive income | — | — | — | 204 | — | 204 |
| **Balance as of December 31, 2025** | 67,120 | $ 1,678 | $ 1,230,191 | $ (408) | $ (372,242) | $ 859,219 |

See accompanying notes to consolidated financial statements.

# CALIX, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
### (In thousands)

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| **Operating activities:** | | | |
| Net income (loss) | $ 17,884 | $ (29,747) | $ 29,325 |
| Adjustments to reconcile net income (loss) to net cash provided by operating activities: | | | |
| Stock-based compensation | 87,929 | 70,761 | 62,771 |
| Depreciation and amortization | 17,710 | 19,550 | 16,631 |
| Deferred income taxes | 12,911 | (9,969) | (660) |
| Net accretion of available-for-sale securities | (3,697) | (5,286) | (4,199) |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable, net | (20,046) | 46,706 | (32,222) |
| Inventory | (31,010) | 30,258 | 16,175 |
| Prepaid expenses and other assets | 17,297 | 11,167 | (60,795) |
| Accounts payable | 21,509 | (15,138) | (6,369) |
| Accrued liabilities | 3,017 | (31,926) | 37,070 |
| Deferred revenue | 2,643 | (13,900) | 2,921 |
| Other long-term liabilities | 8,806 | (4,076) | (4,397) |
| Net cash provided by operating activities | 134,953 | 68,400 | 56,251 |
| **Investing activities:** | | | |
| Purchases of property and equipment | (19,435) | (18,054) | (17,855) |
| Purchases of marketable securities | (220,839) | (301,677) | (216,193) |
| Sales of marketable securities | 28,142 | 49,902 | — |
| Maturities of marketable securities | 205,759 | 160,299 | 227,803 |
| Net cash used in investing activities | (6,373) | (109,530) | (6,245) |
| **Financing activities:** | | | |
| Proceeds from common stock issuances related to employee benefit plans | 65,196 | 31,592 | 32,149 |
| Repurchases of common stock | (93,630) | (10,695) | (86,397) |
| Payments related to financing arrangements | — | — | (11,678) |
| Net cash provided by (used in) financing activities | (28,434) | 20,897 | (65,926) |
| Effect of exchange rate changes on cash and cash equivalents | (222) | (14) | 256 |
| Net increase (decrease) in cash and cash equivalents | 99,924 | (20,247) | (15,664) |
| Cash and cash equivalents at beginning of year | 43,162 | 63,409 | 79,073 |
| Cash and cash equivalents at end of year | $ 143,086 | $ 43,162 | $ 63,409 |
| **Supplemental disclosures of cash flow information:** | | | |
| Interest paid | $ — | $ — | $ 253 |
| Income taxes paid | $ 6,884 | $ 5,878 | $ 11,873 |
| **Non-cash investing activities:** | | | |
| Changes in accounts payable and accrued liabilities related to purchases of property and equipment | $ 3,943 | $ 484 | $ (180) |

See accompanying notes to consolidated financial statements.

## CALIX, INC.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### 1. Description of Business and Significant Accounting Policies

***Company***

Calix, Inc. (together with its subsidiaries, “Calix,” “we,” “us,” or “our”) was incorporated in August 1999 and is a Delaware corporation. We develop, market and sell platform, cloud and managed services, which are powered by agentic AI, that enable communications service providers (“CSPs”) of all types and sizes to innovate and transform their businesses to focus on delivering an outstanding subscriber experience and become Communication Experience Providers (“CXPs”). The platform combines the Calix Agent Workforce™ with intelligent appliances, software, cloud and fully integrated SmartLife™ managed services to enable simplified business models that acquire, retain and grow subscribers and revenue. Calix Customer Success guides service providers through every stage of their transformation journey with expertise across technology, business and market insights. Our partner community extends innovation so customers can grow their businesses across markets at scale. With deep broadband expertise and an end-to-end approach from the datacenters’ access edge to every residential, business and municipal subscriber location, Calix enables any service provider to simplify operations, engagement, and service; innovate for their subscribers; and grow value for members, investors, and the communities they serve. This focus on subscriber experience allows CXPs to expand their brand through increased subscriber acquisition, loyalty and revenue while reducing their operating costs.

***Basis of Presentation and Accounting Guidance***

The accompanying consolidated financial statements have been prepared in accordance with the requirements of the U.S. Securities and Exchange Commission (“SEC”) and U.S. generally accepted accounting principles (“GAAP”). All significant intercompany balances and transactions have been eliminated in consolidation. Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative U.S. GAAP as found in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”).

***Use of Estimates***

The preparation of financial statements is in conformity with GAAP, which requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. For Calix, these estimates include, but are not limited to, allowances for doubtful accounts and sales returns, excess and obsolete inventory, allowances for obligations to our contract manufacturers, valuation of stock-based compensation, useful lives assigned to long-lived assets, standard and extended warranty costs, realizability of deferred tax assets and uncertain tax positions and contingencies. Actual results could differ from those estimates, and such differences could be material to our financial position and results of operations.

***Revenue Recognition***

Revenue is recognized when a performance obligation is satisfied, which occurs when control of the promised goods or services is transferred to the customer, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Revenue from sales of access and premises appliances is recognized when control is transferred to the customer, which is generally when the products are shipped. Revenue from software platform licenses, which provides the customer with a right to use the software as it exists, is generally recognized upfront when the license is made available to the customer. Revenue from cloud-based software subscriptions, customer support, maintenance, extended warranty subscriptions and managed services is generally recognized ratably over the contract term. Revenue from professional services and training is recognized as the services are delivered.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. Our hardware products contain both software and non-software components that function together to deliver the products’ essential functionality and therefore constitutes a single performance obligation as the promise to transfer the individual software and non-software components is not separately identifiable and, therefore, not distinct. Cloud-based software subscriptions can include multi-year agreements with a fixed annual fee for a minimum committed usage level. To the extent that minimum committed usage level each year varies, we have concluded that each year represents a distinct stand-ready performance obligation and the transaction price allocated to each performance obligation is recognized as revenue ratably over each annual period.

Our contracts generally include multiple performance obligations. For such arrangements, we allocate the contract’s transaction price to each performance obligation using the relative stand-alone selling price of each distinct good or service in the contract.

Observable prices of a product or service when we sell them separately based on stratification by classes of customers and products are the best estimate of stand-alone selling prices. However, when stand-alone selling prices are not directly observable, they are estimated, and judgment is required in their determination. In these instances, we determine stand-alone selling prices using all other available information, which may include pricing practices relative to geographies, market conditions, competitive landscape, characteristics of targeted customers for hardware products, internal costs and gross margin objectives for services and internal costs and value assessments for subscriptions.

### Cost of Revenue

Cost of revenue consists primarily of finished goods inventory purchased from our contract manufacturers, payroll and related expenses associated with managing the relationships with contract manufacturers, depreciation of manufacturing test equipment, warranty and retrofit costs, excess and obsolete inventory costs, allowances for obligations to our contract manufacturers, shipping charges and amortization of certain intangible assets. It also includes contractor and other costs of services incurred directly related to the delivery of services to customers.

### Warranty and Retrofit

We offer limited warranties for our hardware products for a period of one or five years, depending on the product type. We recognize estimated costs related to warranty activities as a component of cost of revenue upon product shipment or upon identification of a specific product failure. Under certain circumstances, we also provide fixes on specifically identified performance failures for products that are outside of the standard warranty period and recognize estimated costs related to retrofit activities as a component of cost of revenue upon identification of such product failures. We recognize estimated warranty and retrofit costs when it is probable that a liability has been incurred and the amount of loss is reasonably estimable. The estimates are based upon historical and projected product failure and claim rates, historical costs incurred in correcting product failures and information available related to any specifically identified product failures. Judgment is required in estimating costs associated with warranty and retrofit activities, and our estimates are limited to information available to us at the time of such estimates. In some cases, such as when a specific product failure is first identified or a new product is introduced, we may initially have limited information and limited historical failure and claim rates upon which to base our estimates, and such estimates may require revision in future periods. The recorded amount is adjusted from time to time for specifically identified warranty and retrofit exposure. Actual warranty and retrofit expenses are charged against our estimated warranty and retrofit liability when incurred. Factors that affect our warranty and retrofit liability include the number of active installed units and historical and anticipated rates of warranty and retrofit claims and cost per claim.

### Stock-Based Compensation

Stock-based compensation expense associated with stock options, restricted stock awards ("RSAs") and purchase rights under the Amended and Restated Employee Stock Purchase Plan (the "ESPP") and the non-executive Stock Purchase and Matching Plan ("SPMP") is measured at the grant date based on the fair value of the award and is recognized, net of forfeitures, as expense over the remaining requisite service period (generally the vesting period) on a straight-line basis.

The fair value of stock option and employee stock purchase right under the ESPP is estimated at the grant date using the Black-Scholes option valuation model. The fair value of the employee stock purchase right under the SPMP and RSAs is based on closing market price of our common stock on the date of grant.

Stock-based compensation expense associated with performance stock options ("PSOs") with graded vesting features and which contain both a performance and a service condition is measured based on fair value of stock options estimated at the grant date using the Black-Scholes option valuation model, and is recognized, net of forfeitures, as expense over the requisite service period using the graded vesting attribution method.

Compensation expense is only recognized if we have determined that it is probable that the performance condition will be met. We reassess the probability of vesting at each reporting period and adjusts compensation expense based on our probability assessment.

### Loss Contingencies

We occasionally face legal proceedings from business activities. We evaluate the likelihood of an unfavorable outcome and record a loss contingency when the loss is probable and reasonably estimable. This assessment involves significant judgment and uncertainty, influenced by factors beyond our control. We estimate potential losses based on available information and reassesses these estimates quarterly. Changes in estimates could impact our business, operating results or financial condition. Actual outcomes may differ from these estimates, potentially affecting us materially.

### Credit Risk and Inventory Supplier Concentrations

Financial instruments that potentially subject us to significant concentrations of credit risk consist primarily of cash, cash equivalents, marketable securities and accounts receivable. Cash equivalents consist of money market funds and marketable securities with a maturity at the date of purchase of ninety days or less, which are invested through financial institutions in the United States. Deposits in and investments held by these financial institutions may, at times, exceed federally insured limits. We have not experienced any losses in such accounts. We also have approximately $12.4 million of cash held by our foreign subsidiaries in India, China and the United Kingdom. We believe that the financial institutions that hold our cash and cash equivalents are financially sound and, accordingly, minimal credit risk exists with respect to these cash and cash equivalents.

We depend primarily on a small number of outside contract manufacturers ("CMs") and original design manufacturers ("ODMs") for the bulk of our finished goods inventory. We generally purchase our products through purchase orders with our suppliers. While we seek to maintain a sufficient supply of our products, our business and results of operations could be adversely affected by a stoppage or delay in receiving such products, the receipt of defective parts, an increase in price of such products or our inability to obtain lower prices from our CMs, ODMs and other suppliers in response to competitive pressures.

### Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, trade receivables, accounts payable and other accrued liabilities approximate their fair value due to their relatively short-term nature. Marketable securities are valued using quoted market prices in active markets to determine fair value.

### Cash, Cash Equivalents and Marketable Securities

Cash equivalents and marketable securities are stated at amounts that approximate fair value based on quoted market prices.

We have invested our excess cash primarily in money market funds and highly liquid marketable securities such as U.S. treasury securities, corporate debt instruments, commercial paper and U.S. government securities. We consider all investments with maturities of three months or less when purchased to be cash equivalents. Marketable securities represent highly liquid U.S. treasury securities, corporate debt instruments, commercial paper and U.S. government securities with maturities greater than 90 days at date of purchase. Marketable securities with maturities greater than one year are classified as current because management considers all marketable securities to be available for current operations.

Our investments have been classified and accounted for as available-for-sale. Such investments are recorded at fair value and unrealized holding gains and losses are reported as a separate component of comprehensive loss in the stockholders' equity until realized. Realized gains and losses on sales of marketable securities, if any, are determined on the specific identification method and are reclassified from accumulated other comprehensive loss to results of operations as "Other expense, net." Realized gains and losses were not significant for the years ended December 31, 2025 and 2024, respectively.

For our available-for-sale debt securities in an unrealized loss position, we determine whether a credit loss exists. In this assessment, among other factors, we consider the extent to which the fair value is less than the amortized cost, any changes to the rating of the security by a rating agency and adverse conditions specifically related to the security. If factors indicate a credit loss exists, an allowance for credit loss will be recorded to "Other expense, net," limited by the amount that the fair value is less than the amortized cost basis. The amount of fair value change relating to all other factors will be recognized in other comprehensive loss.

See Note 2 "*Cash, Cash Equivalents and Marketable Securities.*"

### Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for expected credit losses at contract inception resulting from the inability of our customers to make required payments. We record a specific allowance and revise the expected loss based on an analysis of individual past-due balances. Additionally, based on historical write-offs and our collection experience, we record an additional allowance based on a percentage of outstanding receivables. We perform credit evaluations of our customers' financial condition. These evaluations require judgment and are based on a variety of factors including, but not limited to, current economic trends, payment history and a financial review of the customer. Actual collection losses may differ from our estimates, and such differences could be material to our financial position and results of operations.

### Inventory Valuation and Supplier Purchase Commitments

Inventory, which primarily consists of finished goods purchased from CMs or ODMs, is stated at the lower of cost (determined by the first-in, first-out method) and net realizable value. Inbound shipping costs and tariffs are included in the cost of inventory. In addition, from time to time, we procure component inventory primarily due to the discontinuation of critical components by suppliers, a change in suppliers or in connection with our supply assurance plans. This component inventory is then consigned back to our suppliers to be consumed on future finished good builds.

We regularly monitor inventory on-hand and record write-downs for excess and obsolete inventory. We also evaluate our supplier purchase commitments and record a liability for excess and obsolete components consistent with the valuation of our excess and obsolete inventory and future production requirements. These write-downs and accruals are based on our assumptions of demand for our products and require significant judgment of relevant factors including a comparison of the quantity and cost of inventory on hand to our estimated forecast of customer demand, current levels of orders and backlog, market conditions, potential obsolescence of technology, product life cycles and whether pricing trends or forecasts indicate that the carrying value of inventory exceeds our estimated selling price. Factors that could influence our assumptions and judgments include changes in economic conditions, competitive dynamics, winning or losing a key customer, changes in our customers' capital expenditures, government investment programs, technology changes, new product introductions and supply-chain lead times. Actual demand may differ from forecasted demand and may have a material effect on gross profit. If inventory is written down, a new cost basis is established that cannot be increased in future periods.

### Contract Costs

We capitalize certain sales commissions related primarily to multi-year cloud-based software subscriptions and extended warranty support contracts.

Capitalized commissions are amortized as sales and marketing expenses over the period that the related revenue is recognized, which can be up to five years for extended warranty. We classify the unamortized portion of deferred commissions as current or noncurrent based on the timing of when we expects to recognize the expense. The current and noncurrent portions of deferred commissions are included in "Prepaid expenses and other current assets" and "Other assets," respectively, in our Consolidated Balance Sheets.

### Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation, and are depreciated using the straight-line method over the estimated useful life of each asset. Generally, computer equipment is depreciated over two years; purchased software is depreciated over three to five years; test equipment is depreciated over three years; furniture and fixtures are depreciated over seven years; and leasehold improvements are depreciated over the shorter of the respective lease term or the estimated useful life of the asset. Maintenance and repairs are charged to expense as incurred.

### Goodwill

Goodwill was recorded as a result of our acquisitions of Optical Solutions, Inc. in 2006 and Occam Networks, Inc. in 2011. We record goodwill when consideration paid in a business acquisition exceeds the fair value of the net tangible assets and the identified intangible assets acquired. Goodwill is not amortized but instead is subject to an annual impairment test or more frequently if events or changes in circumstances indicate that it may be impaired. We evaluate goodwill on an annual basis as of the end of the second quarter of each fiscal year. We have determined that it operates as a single reporting unit and, therefore, evaluates goodwill impairment at the enterprise level.

At the end of the second quarter of 2025, we completed our annual goodwill impairment test. Based on our assessment of certain qualitative factors such as market capitalization, we concluded that the fair value of Calix was more likely than not greater than the carrying amount as of July 2, 2025. As such, it was not necessary to perform the two-step quantitative goodwill impairment test at the time.

There have been no significant events or changes in circumstances subsequent to the 2025 annual impairment test that would more likely than not indicate that the carrying value of goodwill may have been impaired as of December 31, 2025. There were no impairment losses for goodwill for the years ended December 31, 2025, 2024 or 2023.

### Deferred Revenue

Deferred revenue results from transactions where we billed the customer for products or services and when cash payments are received or due prior to transferring control of the promised goods or services to the customer.

Payment terms to customers typically range from net 30 to net 90 days and vary by the size and location of customer and the products or services offered. The period between the transfer of control of the promised good or service to a customer and when payment is due is not a significant financing component.

### Income Taxes

We evaluate our tax positions and estimate our current tax exposure along with assessing temporary differences that result from different book to tax treatment of items not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities on our Consolidated Balance Sheets, which are estimated based upon the difference between the financial statement and tax bases of assets and liabilities using the enacted tax rates that will be in effect when these differences reverse.

In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in our Consolidated Statements of Comprehensive Income (Loss) become deductible expenses under applicable income tax laws or loss or credit carryforwards are utilized. Accordingly, realization of our deferred tax assets is dependent on future taxable income against which these deductions, losses and credits can be utilized.

We must assess the likelihood that deferred tax assets will be recovered from future taxable income, and if we determine that recovery is not more likely than not, we must establish a valuation allowance. Management judgment is required in determining our provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets.

### Newly Adopted Accounting Standards

*Income taxes*

In December 2023, the FASB issued Accounting Standard Update ("ASU") No. 2023-09, *Income Taxes*, which prescribes standardized categories and disaggregation of information in the reconciliation of provision for income taxes, requires disclosure of disaggregated income taxes paid and modifies other income tax-related disclosure requirements. We adopted the new standard effective for our 2025 annual reporting period. See footnote "9. Income Taxes."

### Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures*, which requires additional disclosure of certain costs and expenses within the notes to the financial statements. The updated standard is effective for our annual periods beginning in 2027 and interim periods beginning in the first quarter of 2028. Early adoption is permitted. We are currently evaluating the impact that the updated standard will have on our financial statement disclosures.

In September 2025, the FASB issued ASU No. 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*, which clarifies and modernizes the accounting for internal-use software. ASU No. 2025-06 is effective for us in the first quarter of fiscal 2028, with early adoption permitted. The standard permits application of the guidance using a prospective, retrospective, or modified transition approach. We are currently evaluating the impact that the updated standard will have on our financial statement disclosures.

There have been no other accounting pronouncements or changes in accounting pronouncements that are significant or potentially significant to our Consolidated Financial Statements.

## 2. Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents and marketable securities consisted of the following (in thousands):

|  | December 31, | |
|---|---|---|
|  | 2025 | 2024 |
| Cash and cash equivalents: | | |
| Cash | $ 23,644 | $ 20,664 |
| Commercial paper | 75,100 | 10,058 |
| Money market funds | 40,879 | 4,890 |
| U.S. government agency securities | 3,463 | — |
| U.S. government securities | — | 7,550 |
| Total cash and cash equivalents | 143,086 | 43,162 |
| Marketable securities: | | |
| Corporate debt securities | 177,127 | 123,701 |
| U.S. government securities | 40,510 | 66,582 |
| Commercial paper | 9,653 | 22,715 |
| U.S. government agency securities | 9,027 | 24,411 |
| Certificates of deposit | 8,701 | 16,520 |
| Total marketable securities | 245,018 | 253,929 |
|  | $ 388,104 | $ 297,091 |

The carrying amounts of our money market funds approximate their fair values due to their nature, duration and short maturities. As of December 31, 2025, all marketable securities were due in three years or less.

The amortized cost and fair value of marketable securities as of December 31, 2025 were as follows (in thousands):

| | Amortized Cost | | Gross Unrealized Gains, net | | Fair Value | |
|---|---|---|---|---|---|---|
| Corporate debt securities | $ | 176,572 | $ | 555 | $ | 177,127 |
| Commercial paper | | 84,752 | | 1 | | 84,753 |
| U.S. government securities | | 40,382 | | 128 | | 40,510 |
| U.S. government agency securities | | 12,465 | | 25 | | 12,490 |
| Certificates of deposit | | 8,692 | | 9 | | 8,701 |
| | $ | 322,863 | $ | 718 | $ | 323,581 |

The amortized cost and fair value of marketable securities as of December 31, 2024 were as follows (in thousands):

| | Amortized Cost | | Gross Unrealized Gains, net | | Fair Value | |
|---|---|---|---|---|---|---|
| Corporate debt securities | $ | 123,519 | $ | 182 | $ | 123,701 |
| U.S. government securities | | 74,118 | | 14 | | 74,132 |
| U.S. government agency securities | | 24,380 | | 31 | | 24,411 |
| Certificates of deposit | | 16,505 | | 15 | | 16,520 |
| Commercial paper | | 32,766 | | 7 | | 32,773 |
| | $ | 271,288 | $ | 249 | $ | 271,537 |

## 3. Fair Value Measurements

We measure our cash equivalents and marketable securities at fair value on a recurring basis. Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. We utilize the following three-tier value hierarchy which prioritizes the inputs used in measuring fair value:

Level 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1 for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-driven valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Unobservable inputs to the valuation derived from fair valuation techniques in which one or more significant inputs or significant value drivers are unobservable. The fair value hierarchy also requires us to maximize the use of observable inputs, when available, and to minimize the use of unobservable inputs when determining inputs and determining fair value.

The following tables sets forth our financial assets measured at fair value on a recurring basis based on the three-tier fair value hierarchy (in thousands):

| As of December 31, 2025 | Level 1 | | Level 2 | | Total | |
|---|---|---|---|---|---|---|
| Money market funds | $ | 40,879 | $ | — | $ | 40,879 |
| U.S. government securities | | 40,510 | | — | | 40,510 |
| Corporate debt securities | | — | | 177,127 | | 177,127 |
| Commercial paper | | — | | 84,753 | | 84,753 |
| U.S. government agency securities | | — | | 12,490 | | 12,490 |
| Certificates of deposit | | — | | 8,701 | | 8,701 |
| | $ | 81,389 | $ | 283,071 | $ | 364,460 |

| As of December 31, 2024 | Level 1 | Level 2 | Total |
|---|---|---|---|
| Money market funds | $ 4,890 | $ — | $ 4,890 |
| U.S. government securities | 74,132 | — | 74,132 |
| Corporate debt securities | — | 123,701 | 123,701 |
| Commercial paper | — | 32,773 | 32,773 |
| U.S. government agency securities | — | 24,411 | 24,411 |
| Certificates of deposit | — | 16,520 | 16,520 |
| | $ 79,022 | $ 197,405 | $ 276,427 |

## 4. Balance Sheet Details

Accounts receivable, net consisted of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Accounts receivable | $ 99,732 | $ 79,632 |
| Allowance for doubtful accounts | (365) | (311) |
| | $ 99,367 | $ 79,321 |

The table below summarizes the changes in allowance for doubtful accounts and product return liability for the periods indicated (in thousands):

| | Balance at Beginning of Year | Additions Charged to Expenses or Revenue Net of Recoveries | Write Offs and Returns | Balance at End of Year |
|---|---|---|---|---|
| Year Ended December 31, 2025: | | | | |
| Allowance for doubtful accounts | $ 311 | $ 179 | $ (125) | $ 365 |
| Product return liability | 2,428 | 220 | (1,702) | 946 |
| Year Ended December 31, 2024: | | | | |
| Allowance for doubtful accounts | $ 304 | $ 264 | $ (257) | $ 311 |
| Product return liability | 2,897 | 3,212 | (3,681) | 2,428 |
| Year Ended December 31, 2023: | | | | |
| Allowance for doubtful accounts | $ 397 | $ 43 | $ (136) | $ 304 |
| Product return liability | 2,961 | 4,761 | (4,825) | 2,897 |

Inventory consisted of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Components | $ 2,327 | $ 21,735 |
| Finished goods | 131,410 | 80,992 |
| | $ 133,737 | $ 102,727 |

Prepaid expenses and other current assets consisted of the following (in thousands):

| | December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Supplier deposits | $ 13,887 | $ 62,620 |
| Prepaid expenses and other current assets | 56,458 | 42,976 |
| | $ 70,345 | $ 105,596 |

Property and equipment, net consisted of the following (in thousands):

| | December 31, | | |
|---|---|---|---|
| | **2025** | | **2024** |
| Test equipment | $ | 66,750 | $ 57,595 |
| Computer equipment | | 14,469 | 14,561 |
| Software | | 11,499 | 11,146 |
| Leasehold improvements | | 4,403 | 2,173 |
| Furniture and fixtures | | 1,682 | 1,268 |
| | | 98,803 | 86,743 |
| Accumulated depreciation and amortization | | (60,991) | (55,590) |
| | $ | 37,812 | $ 31,153 |

Depreciation and amortization expenses were $17.7 million, $19.6 million and $16.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Accrued liabilities consisted of the following (in thousands):

| | December 31, | | |
|---|---|---|---|
| | **2025** | | **2024** |
| Compensation and related benefits | $ | 44,097 | $ 36,004 |
| Component inventory held by suppliers | | 9,665 | 8,855 |
| Customer advances or rebates | | 5,062 | 4,882 |
| Professional and consulting fees | | 4,981 | 5,385 |
| Fixed assets | | 4,857 | 716 |
| Taxes payable | | 4,744 | 5,048 |
| Operating leases | | 2,837 | 4,303 |
| Insurance | | 2,285 | 2,019 |
| Current portion of warranty and retrofit | | 1,961 | 5,288 |
| Freight | | 1,571 | 1,640 |
| Operations | | 1,180 | 1,735 |
| Product returns | | 946 | 2,428 |
| Other | | 7,153 | 5,864 |
| | $ | 91,339 | $ 84,167 |

Changes in our accrued warranty and retrofit liability were as follows (in thousands):

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | **2025** | | **2024** | | **2023** |
| Balance at beginning of year | $ 7,287 | $ | 8,029 | $ | 8,386 |
| Provision for warranty and retrofit charged to cost of revenue | (38) | | 2,268 | | 3,282 |
| Utilization of reserve | (3,417) | | (3,010) | | (3,639) |
| Balance at end of year | $ 3,832 | $ | 7,287 | $ | 8,029 |

## 5. Commitments and Contingencies

### Lease Commitments

We lease office space under non-cancelable operating leases. Certain of our operating leases contain renewal options and rent acceleration clauses. Future minimum payments under the non-cancelable operating leases for leases that have commenced consisted of the following as of December 31, 2025 (in thousands):

| Year Ending December 31, | | Future Minimum Lease Payments |
|---|---|---|
| 2026 | $ | 3,610 |
| 2027 | | 3,365 |
| 2028 | | 2,835 |
| 2029 | | 2,623 |
| 2030 | | 2,333 |
| Thereafter | | 3,616 |
| Total future minimum lease payments | | 18,382 |
| Less imputed interest | | (2,789) |
| | $ | 15,593 |

As of December 31, 2025, the operating lease liability consisted of the following (in thousands):

| | | |
|---|---|---|
| Accrued liabilities - current portion of operating leases | $ | 2,837 |
| Operating leases | | 12,756 |
| | $ | 15,593 |

In December 2024, we entered into a new headquarters office lease agreement for 23,000 square feet in San Jose, California. The lease commenced in August 2025 for a term of 90 months. The future minimum lease payments of $8.9 million are included in the table above. We recorded a right-of-use operating lease asset and operating lease liability of $7.0 million in the third quarter of 2025. Our previous lease in San Jose, California expired in October 2025.

The above tables also include future minimum lease payments for our office facilities in Petaluma, California; Plymouth, Minnesota; Richardson, Texas; Bangalore, India; and Nanjing, China, which expire at various dates through 2031.

The weighted average discount rate for our operating leases as of December 31, 2025 was 5.4%. The weighted average remaining lease term as of December 31, 2025 was 5.7 years.

For the years ended December 31, 2025, 2024 and 2023, total rent expense was $4.5 million, $5.1 million and $4.8 million, respectively. Cash paid within operating cash flows for operating leases was $3.9 million for the year ended December 31, 2025 and $4.5 million for each of the years ended December 31, 2024 and 2023.

### Purchase Commitments

Our CMs and ODMs place orders for component inventory based upon our build forecasts and pursuant to stated component lead times to ensure adequate component supply. The components are used by the CMs and ODMs to build the products included in the build forecasts. We generally do not take ownership of the components held by CMs and ODMs. We place purchase orders with our CMs and ODMs in order to fulfill our monthly finished product inventory requirements. We incur a liability when the CMs and ODMs convert the component inventory to a finished product and takes ownership of the finished goods inventory. As of December 31, 2025 and 2024, we had approximately $317.8 million and $248.7 million, respectively, of outstanding purchase commitments to be delivered by our third-party manufacturers and other vendors such as enterprise software vendors.

### Litigation

From time to time, we are involved in various legal proceedings arising from the normal course of business activities. We are not currently a party to any legal proceeding that, if determined adversely to us, in management's opinion, is currently expected to individually or in the aggregate have a material adverse effect on our business, operating results or financial condition taken as a whole.

### Indemnifications

From time to time, we enter into contracts that require it to indemnify various parties against claims from third parties. These contracts primarily relate to (i) certain real estate leases, under which we may be required to indemnify property owners for environmental and other liabilities, and other claims arising from our use of the applicable premises, (ii) agreements with our officers, directors and certain employees, under which we may be required to indemnify such persons for liabilities arising out of their relationship with us, (iii) contracts under which we may be required to indemnify customers against third-party claims that our product infringes a patent, copyright or other intellectual property right and (iv) agreements under which the we may be required to indemnify the counterparty for certain claims that may be brought against them arising from our acts or omissions with respect to the transactions contemplated by such agreements.

Because any potential obligation associated with these types of contractual provisions are not quantified or stated, the overall maximum amount of the obligation cannot be reasonably estimated. Historically, we have not been required to make payments under these obligations, and no liabilities have been recorded for these obligations in the accompanying Consolidated Balance Sheets.

## 6. Stockholders' Equity

### Preferred Stock

The Board of Directors has the authority, without a further vote of the stockholders, to designate and issue up to 5.0 million shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Calix or other corporate action. Since our initial public offering, the Board of Directors has not designated any rights, preference or powers of any preferred stock, and no shares of preferred stock have been issued.

### Common Stock

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. No dividends have been declared or paid as of December 31, 2025.

### Stock Repurchase Program

We maintain a common stock repurchase program. Under the repurchase program, repurchases can be made from time to time using a variety of methods, which may include open market purchases, privately negotiated transactions or otherwise, all in accordance with the rules of the SEC and other applicable legal requirements. The specific timing, price and size of the purchases depends on prevailing stock prices, general economic and market conditions, and other considerations consistent with our capital allocation strategy. The repurchase program does not obligate us to acquire a particular amount of common stock, and the repurchase program may be suspended or discontinued at any time at our discretion. During the year ended December 31, 2025, we purchased 2.5 million shares of common stock for $93.6 million at an average price per share of $37.11. As of December 31, 2025, the remaining authorized balance under this program was $109.3 million. In January 2026, our Board of Directors authorized a $125.0 million increase to this program. In 2026 to date, we repurchased $148.7 million of our common stock.

### Equity Incentive Plans

#### 2019 Equity Incentive Award Plan

Employees and consultants of Calix, our subsidiaries and affiliates and our Board of Directors members are eligible to receive awards under the 2019 Equity Incentive Award Plan (the "2019 Plan"). The 2019 Plan provides for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units or other stock or cash-based awards and dividend equivalents to eligible individuals. Stock options granted under the 2019 Plan are granted at a price not less than 100% of the fair market value of the common stock on the date of grant. Stock options issued under the 2019 Plan generally vest 25% on the first anniversary of the vesting commencement date and on a quarterly basis thereafter for a period of an additional three years. The options have a maximum term of ten years. At our 2025 annual meeting of stockholders, the stockholders approved an increase in the number of shares of common stock issuable under the 2019 Plan by 4.0 million shares. As of December 31, 2025, there were 3.7 million shares available for issuance under the 2019 Plan.

In February 2024, PSO awards exercisable for up to an aggregate of 2.4 million shares of common stock were granted to certain of our executives with a grant date exercise price of $34.26 per share and divided into two plans, with the first plan accounting for 75% of the total shares granted and the second plan accounting for 25% of the total shares granted. The actual number of shares earned was contingent upon achievement of annual financial targets for bookings and non-GAAP net operating income for 2024 (collectively, the "2024 Performance Targets") during the one-year performance period. In January 2025, the Talent and Compensation Committee ("Compensation Committee") certified the achievement related to the 2024 Performance Targets and determined that 58.9% of shares underlying the PSOs were earned, subject to the on-going service condition, and 41.1% of the shares underlying the PSOs were immediately forfeited. Pursuant to the grant, 25% of the earned PSOs were vested and became exercisable on the first anniversary of the grant date, and the remaining 75% of the shares of common stock will vest and become exercisable in substantially equal quarterly installments over the subsequent three years, subject to the executive's continued service with Calix through the respective vesting dates. Stock-based compensation expense of $6.8 million and $13.1 million was recognized for the years ended December 31, 2025 and 2024, respectively, related to these awards.

In February 2025, stock option awards exercisable for up to an aggregate of 3.1 million shares of common stock were granted to certain members of our leadership team with a grant date exercise price of $39.68 per share. The actual number of shares earned is contingent upon achievement of annual corporate financial targets for bookings and non-GAAP net operating income for 2025 (collectively, the "2025 Performance Targets") during the one-year performance period. The stock option awards will vest, subject to certification by the Compensation Committee upon the achievement of the 2025 Performance Targets, as to 25% of the shares of common stock earned on the one year anniversary of the date of grant, and as to the remaining 75% of the shares of common stock earned, in substantially equal quarterly installments over the subsequent 36 months, subject to the executive's continuous service with Calix through the respective vesting dates. If the combined non-GAAP net operating income target and the bookings target are achieved below 50% of target, 50% of the shares would be awarded, and the balance would be forfeited. If the combined target is achieved at the minimum threshold of 50% of target, then 75% of the shares would be awarded, with an increasing percentage of shares awarded above the minimum thresholds up to 100% of the granted shares for each target. Each target result is then weighted by 50% and the combined total determines the percent of target shares. The maximum combined award is 100%.

In May 2025, the Compensation Committee modified a departed executive's stock options to accelerate vesting and extend the exercise period for outstanding grants. As a result, a charge of $4.9 million was recognized for the year ended December 31, 2025.

In February 2026, the Compensation Committee certified the achievement related to the 2025 Performance Targets and determined that 100% of shares underlying the stock option awards were earned, subject to the on-going service condition. Stock-based compensation expense of $21.5 million was recognized for the year ended December 31, 2025 related to these awards.

The following table summarizes the stock option activity under our equity incentive plans (in thousands, except per share data):

| | Number of Shares | Weighted-Average Exercise Price Per Share | Weighted-Average Remaining Contractual Life (in years) | Aggregate Intrinsic Value [1] |
|---|---|---|---|---|
| Outstanding as of December 31, 2024 | 12,183 | $ 33.70 | | |
| Granted | 4,210 | 42.10 | | |
| Exercised | (2,071) | 17.10 | | |
| Canceled | (1,112) | 35.00 | | |
| Outstanding as of December 31, 2025 | 13,210 | $ 38.87 | 6.7 | $ 206,534 |
| Vested and expected to vest as of December 31, 2025 | 12,826 | $ 38.78 | 6.6 | $ 202,061 |
| Options vested and exercisable as of December 31, 2025 | 7,152 | $ 36.34 | 5.2 | $ 134,242 |

(1) Amounts represent the difference between the exercise price and the fair market value of common stock at December 31, 2025 of $52.93 per share for all "in-the-money" options outstanding.

During the years ended December 31, 2025, 2024 and 2023, total intrinsic value of stock options exercised was $86.5 million, $9.0 million and $16.7 million, respectively. Cash received from employee stock option exercises in 2025, 2024 and 2023 was $35.4 million, $2.8 million and $5.2 million, respectively.

During the year ended December 31, 2025, 38,000 RSAs, with a one-year vesting period, were granted to our Board of Directors with a grant date fair value of $42.65 per share.

*Employee Stock Purchase Plans*

We maintain two plans under which employees can purchase our common stock - the ESPP and the non-executive SPMP. In March 2025, our Board of Directors approved amending and restating the Third Amended and Restated 2017 Nonqualified

Employee Stock Purchase Plan as the SPMP, which better describes the nature of the plan whereby when a non-executive employee buys a share, we match it. Our Board of Directors approval included reserving 2.9 million shares of our common stock under each of the purchase component and the matching component of the SPMP, including 1.25 million shares for the matching component subject to stockholder approval, with a corresponding decrease in shares authorized in the ESPP of 2.5 million shares. At our 2025 annual meeting of stockholders, the stockholders approved an increase to the authorized shares to the SPMP of 1.25 million shares of common stock under the matching component, resulting in a corresponding decrease in the shares authorized for issuance under the ESPP of 2.5 million shares. Shares were issued from the SPMP starting with the August 8, 2025 purchase period.

The ESPP allows eligible employees to purchase shares of our common stock through payroll deductions of up to 15% of their eligible compensation subject to certain Internal Revenue Code limitations. In addition, participants may purchase up to 2,000 shares of common stock in each offering period.

The offering periods under the ESPP are two six-month offering periods from August 15th through February 14th and February 15th through August 14th of each year. The price of common stock purchased under the ESPP is 85% of the lower of the fair market value of the common stock on the commencement date and the end date of each six-month offering period. The total shares authorized for issuance under the ESPP is 9.9 million shares. As of December 31, 2025, there were 1.5 million shares available for issuance under the ESPP. During the year ended December 31, 2025, 0.3 million shares were purchased under the ESPP. As of December 31, 2025, unrecognized stock-based compensation expense of $0.4 million related to the ESPP is expected to be recognized over a remaining service period of 0.1 years.

The SPMP allows eligible employees to purchase shares of our common stock through payroll deductions of up to 25% of their eligible recurring compensation. Eligible employees have the right to (a) purchase the maximum number of whole shares of common stock that can be purchased with the elected payroll deductions during each offering period for which the employee is enrolled at a purchase price equal to the closing price of our common stock on the last day of such offering period and (b) receive an equal number of shares of our common stock that are subject to a risk of forfeiture in the event the employee terminates employment within the one year period immediately following the purchase date. The SPMP provides quarterly offering periods from February 8th through May 7th, May 8th through August 7th, August 8th through November 7th and November 8th through February 7th of each year, with a maximum of 0.35 million shares allocated per purchase period.

The maximum number of shares of common stock currently authorized for issuance under the SPMP is 5.8 million shares. As of December 31, 2025, there were 2.8 million shares available for issuance for each of the SPMP purchase and matching components. During the year ended December 31, 2025, 0.9 million shares were purchased and issued. As of December 31, 2025, unrecognized stock-based compensation expense of $12.2 million related to the SPMP is expected to be recognized over a remaining weighted-average service period of 0.8 years.

*Stock-Based Compensation*

The following table summarizes stock-based compensation expense (in thousands):

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | 2023 |
| Cost of revenue | $ | 3,068 | $ | 2,933 | $ | 2,913 |
| Sales and marketing | | 30,732 | | 20,810 | | 16,893 |
| Research and development | | 23,336 | | 19,083 | | 17,000 |
| General and administrative | | 30,851 | | 27,935 | | 25,965 |
| | $ | 87,987 | $ | 70,761 | $ | 62,771 |
| Income tax benefits recognized | $ | 9,868 | $ | 6,964 | $ | 10,993 |

The following table summarizes the weighted-average grant date fair values of our stock-based awards granted in the periods indicated:

| | Years Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | | 2025 | | 2024 | | 2023 |
| Stock options | $ | 22.86 | $ | 17.21 | $ | 23.02 |
| ESPP | $ | 13.09 | $ | 10.53 | $ | 17.96 |
| SPMP | $ | 48.09 | $ | 33.66 | $ | 42.51 |

We value employee stock purchase rights under the SPMP at the closing market price of our common stock on the date of grant.

We estimate the fair value of stock options and employee stock purchase right under the ESPP at the grant date using the Black-Scholes option-pricing model. This model requires the use of the following assumptions:

(i) Expected volatility of our common stock – We compute our expected volatility assumption based on a blended volatility (50% historical volatility and 50% implied volatility from traded options on our common stock). The selection of a blended volatility assumption was based upon our assessment that a blended volatility is more representative of our future stock price trend as it weighs the historical volatility with the future implied volatility.

(ii) Expected life of the option award – Represents the weighted-average period that the stock options are expected to remain outstanding. Our computation of expected life utilizes the simplified method in accordance with Staff Accounting Bulletin No. 110 due to the lack of sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. The mid-point between the vesting date and the expiration date is used as the expected term under this method.

(iii) Expected dividend yield – The assumption is zero based on our history of not paying dividends and no future expectations of dividend payouts.

(iv) Risk-free interest rate – Based on the U.S. Treasury yield curve in effect at the time of grant with maturities approximating the grant's expected life.

The following table summarizes the weighted-average assumptions used in estimating the grant-date fair value of stock options and of each employee's purchase right under the ESPP in the periods indicated:

| | Years Ended December 31, | | |
|---|---|---|---|
| **Stock Options** | **2025** | **2024** | **2023** |
| Expected volatility | 49 % | 51 % | 52 % |
| Expected life (years) | 6.1 | 6.0 | 6.1 |
| Risk-free interest rate | 4.27 % | 4.27 % | 4.02 % |

| | Years Ended December 31, | | |
|---|---|---|---|
| **ESPP** | **2025** | **2024** | **2023** |
| Expected volatility | 41 % | 48 % | 47 % |
| Expected life (years) | 0.5 | 0.5 | 0.5 |
| Risk-free interest rate | 4.22 % | 5.15 % | 5.31 % |

In addition, we apply an estimated forfeiture rate to awards granted and record stock-based compensation expense only for those awards that are expected to vest. Forfeiture rates are estimated at the time of grant based on our historical experience. Further, to the extent our actual forfeiture rate is different from our estimate, stock-based compensation is adjusted accordingly.

As of December 31, 2025, unrecognized stock-based compensation expense by award type, net of estimated forfeitures, and their expected weighted-average recognition periods are summarized in the following table (in thousands).

| | Stock Option | RSAs | ESPPs |
|---|---|---|---|
| Unrecognized stock-based compensation expense | $ 86,413 | $ 561 | $ 12,582 |
| Weighted-average amortization period (in years) | 2.1 | 0.4 | 0.8 |

We expect to recognize stock-based compensation expense of $55.5 million in 2026, $24.2 million in 2027, $15.8 million in 2028 and $4.1 million in 2029.

*Shares Reserved for Future Issuance*

As of December 31, 2025, we had common shares reserved for future issuance as follows (in thousands):

| | |
|---|---|
| Stock options outstanding | 13,210 |
| Shares available for future grant under 2019 Plan | 3,685 |
| Shares available for future issuance under SPMP | 5,574 |
| Shares available for future issuance under ESPP | 1,459 |
| | 23,928 |

## 7. Employee Benefit Plan

We sponsor a 401(k) tax-deferred savings plan for all employees who meet certain eligibility requirements. Participants may contribute, on a pre-tax basis, a percentage of their annual compensation, but not to exceed a maximum contribution amount pursuant to Section 401(k) of the Internal Revenue Code. At the discretion of the Board of Directors, we may make additional matching contributions on behalf of the participants. We made matching contributions totaling $5.7 million, $5.5 million and $5.2 million in 2025, 2024 and 2023, respectively.

## 8. Accumulated Other Comprehensive Loss

The table below summarizes the changes in accumulated other comprehensive loss by component:

| | Unrealized Gains and Losses on Available-for-Sale Marketable Securities | Foreign Currency Translation Adjustments | Total |
|---|---|---|---|
| Balance as of December 31, 2023 | $ 1 | $ (660) | $ (659) |
| Other comprehensive income (loss) | 187 | (140) | 47 |
| Balance as of December 31, 2024 | 188 | (800) | (612) |
| Other comprehensive income (loss) | 343 | (139) | 204 |
| Balance as of December 31, 2025 | $ 531 | $ (939) | $ (408) |

Assets and liabilities of our wholly owned foreign subsidiaries are translated from their respective functional currencies at exchange rates in effect at the balance sheet date, and revenue and expenses are translated at the monthly average exchanges rates. These translations result in differences called foreign currency translation adjustments. Realized foreign currency transaction gains or losses were not significant during the years ended December 31, 2025, 2024 or 2023 and were recorded in "Other expense, net" in our Consolidated Statements of Comprehensive Income (Loss). Realized gains and losses on sales of available-for-sale marketable securities, if any, are reclassified from accumulated other comprehensive loss to "Other expense, net" in our Consolidated Statements of Comprehensive Income (Loss).

## 9. Income Taxes

The domestic and foreign components of income before incomes taxes were as follows (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Domestic | $ 25,846 | $ (36,990) | $ 30,983 |
| Foreign | 8,322 | 5,344 | 3,774 |
| | $ 34,168 | $ (31,646) | $ 34,757 |

Income taxes consisted of the following (in thousands):

| | Years Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Current: | | | |
| Federal | $ (464) | $ 3,181 | $ (2,407) |
| State | 1,773 | 2,110 | 6,493 |
| Foreign | 2,064 | 2,779 | 2,006 |
| Current income tax | 3,373 | 8,070 | 6,092 |
| Deferred: | | | |
| Federal | 13,573 | (8,120) | 2,050 |
| State | (166) | (926) | (2,525) |
| Foreign | (496) | (923) | (185) |
| Deferred income tax | 12,911 | (9,969) | (660) |
| | $ 16,284 | $ (1,899) | $ 5,432 |

The effective income tax rate for the year ended December 31, 2025 differs from the statutory federal income tax rate as follows (dollars in thousands):

| | | December 31, 2025 | |
|---|---|---|---|
| Provision for income taxes at U.S. federal statutory rate | $ | 7,175 | 21.0 % |
| U.S. federal tax: | | | |
| Non-taxable or non-deductible items: | | | |
| Share-based compensation | | 8,242 | 24.1 |
| Executive compensation | | 666 | 1.9 |
| Entertainment | | 517 | 1.5 |
| Other | | 70 | 0.2 |
| Effects of cross-border tax laws | | 130 | 0.4 |
| Tax credits: | | | |
| Research and development tax credit | | (3,182) | (9.3) |
| Foreign tax credit | | 384 | 1.1 |
| Changes in unrecognized tax benefits | | 238 | 0.7 |
| Other Adjustments | | 111 | 0.3 |
| State and local income tax, net of federal benefit [1] | | 1,091 | 3.2 |
| Foreign tax effects: | | | |
| China: | | | |
| Non-deductible share-based compensation | | 480 | 1.4 |
| Other | | (190) | (0.5) |
| India: | | | |
| Withholding tax on repatriation | | 457 | 1.3 |
| Other | | 44 | 0.1 |
| Other foreign jurisdictions | | 51 | 0.2 |
| | $ | 16,284 | 47.6 % |

[1] During the year ended December 31, 2025, state taxes in Florida, Pennsylvania, South Carolina and Texas comprised greater than 50% of the tax effect in this category.

As previously disclosed, prior to the adoption of ASU 2023-09, the effective income tax rate differs from the statutory federal income tax rate as follows:

| | Years Ended December 31, | |
|---|---|---|
| | 2024 | 2023 |
| Federal statutory rate | 21.0 % | 21.0 % |
| Impact of state taxes | 0.9 | 2.6 |
| Foreign operations | (4.2) | 0.8 |
| R&D tax credits | 14.0 | (13.5) |
| U.S. tax impact of foreign operations | (0.4) | (2.4) |
| Stock-based compensation | (24.3) | 8.8 |
| Other permanent items | (1.7) | 2.5 |
| Provision to return adjustments | 6.4 | (9.7) |
| Valuation allowance | (2.1) | — |
| Attribute expiration | (0.1) | 0.8 |
| Uncertain tax positions | (3.5) | 4.7 |
| | 6.0 % | 15.6 % |

The significant components of our deferred tax assets were as follows (in thousands):

| | December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Deferred tax assets: | | |
| Net operating loss carryforwards | $ 22,836 | $ 1,405 |
| Tax credit carryforwards | 59,049 | 53,788 |
| Inventory | 13,090 | 14,737 |
| Accruals and reserves | 4,618 | 5,017 |
| Deferred revenue | 7,093 | 9,476 |
| Stock-based compensation | 14,122 | 13,787 |
| Lease liability | 3,383 | 1,445 |
| Capitalized R&D | 78,801 | 110,581 |
| Other | 1,254 | 701 |
| Gross deferred tax assets | 204,246 | 210,937 |
| Valuation allowance | (32,325) | (30,571) |
| Total deferred tax assets | 171,921 | 180,366 |
| Deferred tax liabilities: | | |
| Fixed assets | (3,127) | (1,760) |
| Right of use assets | (3,159) | (1,006) |
| Undistributed earnings of foreign subsidiaries | (1,056) | — |
| Total deferred tax liabilities | (7,342) | (2,766) |
| | $ 164,579 | $ 177,600 |

All deferred taxes, along with any related valuation allowance, are classified in the Consolidated Balance Sheet as long-term.

A valuation allowance is required when, based upon an assessment of various factors, including recent operating loss history, anticipated future earnings, and prudent and reasonable tax planning strategies, it is more likely than not that some portion of the deferred tax assets will not be realized. At each reporting period, we assess the estimated future realizability of the gross carrying value of our deferred tax assets. Our periodic assessments take into consideration both positive evidence (future profitability projections for example and recent financial performance) and negative evidence (historical financial performance for example) as it relates to evaluating the future recoverability of our deferred tax assets. The valuation allowance increased by $1.8 million from 2024 to 2025. We continue to maintain a valuation allowance of $32.3 million on certain California state deferred tax assets that we believe are not more likely than not to be realized in future periods.

As of December 31, 2025, we had a U.S. federal net operating loss of approximately $96.8 million that does not expire and $41.1 million of state net operating losses which will expire at various dates through 2040 if not utilized. Additionally, we have U.S. federal, California and other state research and development credits of approximately $45.5 million, $55.3 million and $2.6 million as of December 31, 2025, respectively. The U.S. federal research and development credits will expire at various dates through 2045 if not utilized. The California research and development credits have no expiration date. The credits related to other various U.S. states have begun to expire and will continue to expire at various dates through 2040.

*Income Taxes Paid*

Income taxes paid (net of refunds) were as follows (in thousands):

| | Year Ended December 31, 2025 |
|---|---:|
| Federal | $ 2,294 |
| States: | |
| Pennsylvania | 450 |
| South Carolina | 359 |
| Other | 1,447 |
| Total state | 2,256 |
| Foreign: | |
| China | 780 |
| India | 1,371 |
| Other | 183 |
| Total foreign | 2,334 |
| | $ 6,884 |

Cash taxes paid prior to the adoption of ASU 2023-09 were $5.9 million in 2024 and $11.9 million in 2023.

*Uncertain Tax Positions*

ASC 740, *"Income Taxes,"* prescribes a recognition threshold and measurement attribute to the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance also provides guidance on derecognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The standard requires us to recognize the financial statement effects of an uncertain tax position when it is more likely than not that such position will be sustained upon audit. We recognize accrued interest and penalties related to unrecognized tax benefits as interest expense and income tax expense, respectively, in our Consolidated Statements of Comprehensive Income (Loss).

Our unrecognized tax benefits were as follows (in thousands):

| | Years Ended December 31, | | |
|---|---:|---:|---:|
| | 2025 | 2024 | 2023 |
| Balance at beginning of year | $ 34,638 | $ 32,449 | $ 29,215 |
| Reduction for tax positions related to prior year | (4) | (121) | (19) |
| Additions for tax positions related to prior year | 275 | — | 580 |
| Additions for tax positions related to current year | 2,389 | 2,310 | 2,673 |
| Balance at end of year | $ 37,298 | $ 34,638 | $ 32,449 |

As of December 31, 2025 and 2024, we had unrecognized tax benefits of $37.3 million and $34.6 million, respectively, $20.6 million of which would affect our effective tax rate if recognized. Accrued interest or penalties for uncertain tax positions as of December 31, 2025 was not significant.

We file tax returns in the United States and various state jurisdictions, China, India, Ireland and the United Kingdom. The tax years 2000 through 2025 remain open and subject to examination by the appropriate governmental agencies due to tax attribute carryforwards. We are currently under examination in India, and no adjustments have been proposed to date.

In December 2021, the Organization for Economic Cooperation and Development enacted model rules for a new global minimum tax framework ("Pillar Two"), and certain governments in countries which we operate have enacted local Pillar Two legislation, with an effective date from January 1, 2024. We currently do not expect Pillar Two to have a material impact on our financial statements.

In July 2025, President Trump signed the One Big Beautiful Bill Act ("OBBBA"), which includes a broad range of tax reform provisions affecting businesses. The OBBBA includes numerous changes to existing tax law including extending or making permanent certain business and international tax measures initially established under the 2017 Tax Cuts and Jobs Act, which were set to expire. Additionally, the OBBBA permanently eliminates the requirement to capitalize and amortize U.S.-based research and experimental expenditures over five years, making these expenditures fully deductible in the period incurred. The Company has accounted for the effects of the OBBBA in the financial statements for the period ended December 31, 2025, of which the primary impact is a reduction of current tax liabilities and a corresponding reduction in deferred tax assets. The

Company will continue to evaluate the impacts of OBBBA including the potential impacts on future periods and tax planning strategies.

## 10. Net Income (Loss) Per Common Share

The computation of basic and diluted net income (loss) per common share for the periods indicated was as follows (in thousands, except per share data):

| | | Years Ended December 31, | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | 2025 | | 2024 | | 2023 |
| Numerator: | | | | | | |
| Net income (loss) | $ | 17,884 | $ | (29,747) | $ | 29,325 |
| Denominator: | | | | | | |
| Weighted-average common shares — basic | | 66,041 | | 65,879 | | 65,980 |
| Effect of dilutive potential common shares | | 3,264 | | — | | 3,340 |
| Weighted-average common shares — diluted | | 69,305 | | 65,879 | | 69,320 |
| | | | | | | |
| Basic net income (loss) per common share | $ | 0.27 | $ | (0.45) | $ | 0.44 |
| Diluted net income (loss) per common share | $ | 0.26 | $ | (0.45) | $ | 0.42 |
| Potentially dilutive shares excluded, weighted-average | | 7,059 | | 12,057 | | 4,688 |

Unvested restricted stock awards are included in the calculation of basic weighted-average shares for all periods presented with net income because such shares are participating securities; however, the impact was immaterial.

Potentially dilutive shares have been excluded from the computation of diluted net income per common share when their effect is antidilutive. These antidilutive shares were primarily from stock options.

## 11. Revenue from Contracts with Customers

*Contract Asset*

Contract assets include amounts recognized as revenue prior to our contractual right to bill the customer and are included in "Prepaid expenses and other current assets" in our Consolidated Balance Sheets. Amounts are billed in accordance with the agreed-upon contractual terms. The balance as of December 31, 2025 was $4.8 million of which we expect to bill 20% of the balance during 2026. The balance as of December 31, 2024 was $2.8 million.

*Contract Liability*

Deferred revenue was $50.3 million and $47.6 million as of December 31, 2025 and 2024, respectively. The increase in deferred revenue of $2.7 million is primarily driven by cash payments received or due in advance of satisfying our performance obligations partially offset by revenue recognized of $20.1 million that was included in the deferred revenue balance at the beginning of the year.

Revenue allocated to remaining performance obligations ("RPOs") represents contract revenue that has not yet been recognized, which includes deferred revenue and amounts that will be invoiced and recognized as revenue in future periods but excludes variable consideration where the monthly invoicing is based on usage or where actual usage exceeds the minimum commitment. RPOs were $385.0 million as of December 31, 2025, and we expect to recognize as revenue 39% of this amount over the next 12 months and a large majority of the remainder over the two years thereafter.

*Contract Costs*

We capitalize certain sales commissions related primarily to multi-year subscriptions and extended warranty support for which the expected amortization period is greater than one year. As of December 31, 2025 and 2024, the unamortized balance of deferred commissions was $20.7 million and $17.9 million, respectively. For the years ended December 31, 2025, 2024 and 2023, the amount of amortization was $11.2 million, $8.9 million and $6.5 million, respectively. There was no impairment loss in relation to the costs capitalized for these respective periods.

*Concentration of Customer Risk*

No customer accounted for more than 10% of our revenue for the years ended December 31, 2025, 2024 and 2023.

One customer represented 12% of our accounts receivable as of December 31, 2025. Another customer represented 23% of our accounts receivable as of December 31, 2024.

## 12. Segment Information

We develop, market and sell an appliance-based broadband platform, cloud and managed services, and there are no segment managers who are held accountable for operations, operating results and plans for levels or components below the unit level. Accordingly, Calix is considered to be in a single reporting segment and operating unit structure. Our chief operating decision maker ("CODM") is our Chief Executive Officer, who reviews financial information presented on a company-wide basis, for purposes of allocating resources and evaluating financial performance. The CODM assesses the performance of the single segment and allocates resources based on revenue and measures derived from gross margin and operating income (loss) that is reported in the Consolidated Statements of Comprehensive Income (Loss). In addition, the CODM uses a measure derived from operating expenses in the Consolidated Statements of Comprehensive Income (Loss) to monitor budget versus actual results to determine Calix's and management's performance. We do not have intra-entity sales or transfers. The measure of the single segment assets is the consolidated assets in the Consolidated Balance Sheet. The accounting policies of the single segment are the same as described in the significant accounting policies.

*Geographic Information:*

A summary of revenue disaggregated by geographic region based upon the location of the customers was as follows (in thousands):

|  | Years Ended December 31, | | |
|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| United States | $ 934,829 | $ 764,593 | $ 944,201 |
| Europe | 33,419 | 34,322 | 54,265 |
| Americas excluding U.S. | 25,304 | 25,583 | 32,696 |
| Rest of world | 6,458 | 7,020 | 8,431 |
|  | $ 1,000,010 | $ 831,518 | $ 1,039,593 |

Our property and equipment, net of accumulated depreciation, were located in the following geographical areas (in thousands):

|  | December 31, | |
|  | 2025 | 2024 |
|---|---|---|
| United States | $ 33,544 | $ 27,601 |
| China | 2,616 | 2,818 |
| India | 1,652 | 734 |
|  | $ 37,812 | $ 31,153 |

*Selected Financial Information:*

The following table presents selected financial information with respect to our single operating segment (in thousands):

|  | Years Ended December 31, | | |
|  | 2025 | 2024 | 2023 |
|---|---|---|---|
| Revenue | $ 1,000,010 | $ 831,518 | $ 1,039,593 |
| Adjusted cost of revenue [1] | (427,718) | (372,177) | (515,633) |
| Adjusted sales and marketing operating expenses [2] | (217,904) | (197,069) | (197,671) |
| Adjusted research and development operating expenses [3] | (167,020) | (160,787) | (160,772) |
| Adjusted general and administrative operating expenses [4] | (77,483) | (70,944) | (71,180) |
| Other segment items [5] | (88,895) | (73,575) | (68,752) |
| Interest income and other expenses, net | 13,178 | 11,388 | 9,172 |
| Income taxes | (16,284) | 1,899 | (5,432) |
| Net income (loss) | $ 17,884 | $ (29,747) | $ 29,325 |

[1] GAAP cost of revenue adjusted for stock-based compensation and intangible asset amortization.

[2] GAAP sales and marketing operating expenses adjusted for stock-based compensation.

[3] GAAP research and development operating expenses adjusted for stock-based compensation.

[4] GAAP general and administrative operating expenses adjusted for stock-based compensation and litigation settlement (2023 only).

(5) Other segment items consisted of stock-based compensation expense, intangible asset amortization and litigation settlement (2023 only).

**ITEM 9.**     **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

There were no changes in nor any disagreements with accountants on accounting principles or practices, financial statement disclosure, auditing scope or procedures, or other reportable events requiring disclosure pursuant to Item 304(b) of Regulation S-K.

**ITEM 9A.**     **Controls and Procedures**

*Evaluation of Disclosure Controls and Procedures*

As of the end of the period covered by this report, which we refer to as the evaluation date, we carried out an evaluation under the supervision and with the participation of management, including our principle executive officer and principle financial officer, of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act).

The purpose of this evaluation was to determine whether as of the evaluation date our disclosure controls and procedures were effective to provide reasonable assurance that the information we are required to disclose in our filings with the SEC, (i) is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based upon this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by this report.

*Management's Report on Internal Control Over Financial Reporting*

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management has evaluated the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria set forth in the Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, (2013 framework). Based on our evaluation, management has concluded that we maintained effective control over financial reporting as of December 31, 2025 based on the COSO criteria. The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report included in this Annual Report on Form 10-K.

*Limitations on the Effectiveness of Controls*

Our disclosure controls and procedures provide our principal executive officer and our principal financial officer reasonable assurances that our disclosure controls and procedures will achieve their objectives. However, our management, including our principal executive officer and our principal financial officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting can or will prevent all human error. A control system, no matter how well designed and implemented, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are internal resource constraints, and the benefit of controls must be weighed relative to their corresponding costs. Because of the limitations in all control systems, no evaluation of controls can provide complete assurance that all control issues and instances of error, if any, within our company are detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur due to human error or mistake. Additionally, controls, no matter how well designed, could be circumvented by the individual acts of specific persons within the organization. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions.

*Changes in Internal Control over Financial Reporting*

There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the fourth quarter of 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**ITEM 9B.**     **Other Information**

**Insider Trading Agreements**

During the three months ended December 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended) adopted, terminated or modified a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K, except as follows:

On November 25, 2025, John Durocher, Chief Operating Officer of the Company, adopted a Rule 10b5-1 trading arrangement (the "Durocher 10b5-1 Plan") that is intended to satisfy the affirmative defense of Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended. The Durocher 10b5-1 Plan allows for the contemporaneous exercise of options and sale of up to 216,370 shares of Common Stock, at specific market prices, commencing on or about February 25, 2026, and continuing until all such options are exercised and the underlying shares are sold, or November 25, 2026, whichever comes first.

On November 26, 2025, Kevin Peters, Lead Independent Director of the Board of Directors of the Company, adopted a Rule 10b5-1 trading arrangement (the "Peters 10b5-1 Plan") that is intended to satisfy the affirmative defense of Rule 10b5-1(c) of the Securities Exchange Act of 1934, as amended. The Peters 10b5-1 Plan allows for the contemporaneous exercise of options and sale of up to 39,478 shares of Common Stock, at specific market prices, commencing on or about February 25, 2026, and continuing until all such options are exercised and the underlying shares are sold, or November 25, 2027, whichever comes first.

**ITEM 9C.         Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable.


**PART III**


**ITEM 10.        Directors, Executive Officers and Corporate Governance**

We have an insider trading policy, or Trading Policy, governing the purchase, sale and other dispositions of our securities that applies to all of our personnel, including directors, officers, employees and other covered persons. We also follow procedures for the repurchase of our securities. We believe that our Trading Policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations and listing standards applicable to us. A copy of our Trading Policy is filed as Exhibit 19.1 to this Form 10-K.

Information required by this Item 10 relating to our directors is incorporated by reference to the information set forth under the captions "Proposal No. 1—Election of Directors" and "Director Compensation" and in other applicable sections of the Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act, or the Proxy Statement, to be filed within 120 days of the end of the fiscal year covered by this Report. Information required by this Item 10 relating to our officers is incorporated by reference to the information set forth under the captions "Executive Officers" and "Executive Compensation" and in other applicable sections of the Proxy Statement. Information regarding our Section 16 reporting compliance is incorporated by reference to the information set forth under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Section 16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement.

We have adopted a code of ethics, which applies to all employees, officers and directors of Calix. The Code of Business Conduct and Ethics meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K, and applies to our Chief Executive Officer, Chief Financial Officer and all other employees, as indicated above. The Code of Business Conduct and Ethics also meets the requirements of a code of conduct under NYSE listing standards. The Code of Business Conduct and Ethics is posted on our website at www.calix.com under the links "About - Investor Relations - Governance - Code of Conduct." We intend to disclose any amendments to the Code of Business Conduct and Ethics, as well as any waivers for executive officers or directors, on our website at www.calix.com.

**ITEM 11.        Executive Compensation**

Information required by this Item 11 relating to executive compensation and other matters is incorporated by reference to the information set forth under the caption "Compensation Discussion and Analysis" and in other applicable sections of the Proxy Statement.

**ITEM 12.        Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

Information required by this Item 12 relating to security ownership of certain beneficial owners and management and related stockholder matters is incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" and in other applicable sections of the Proxy Statement. Information regarding securities authorized for issuance under our equity compensation plans is incorporated by reference to the information set forth under the caption "Equity Compensation Plan Information" of the Proxy Statement.

**ITEM 13.**　　　**Certain Relationships and Related Transactions, and Director Independence**

Information required by this Item 13 relating to certain relationships and related transactions and director independence is incorporated by reference to the information set forth under the caption "Certain Relationships and Related Transactions" and in other applicable sections of the Proxy Statement.

**ITEM 14.**　　　**Principal Accountant Fees and Services**

Our independent registered public accounting firm is KPMG LLP, Santa Clara, CA Auditor Firm ID: 185

Information required by this Item 14 relating to principal account fees and services is incorporated by reference to the information set forth under the caption "Principal Accountant Fees and Services" of the Proxy Statement.

**PART IV**

**ITEM 15.**　　　**Exhibits, Financial Statement Schedules**

(a) The following documents are filed as part of this Report:

**1. Consolidated Financial Statements**

The consolidated financial statements of Calix and the report of independent registered public accounting firm thereon are set forth under Part II, Item 8 of this report.

| | |
|---|---|
| Report of Independent Registered Public Accounting Firm | 40 |
| Consolidated Balance Sheets, As of December 31, 2025 and 2024 | 42 |
| Consolidated Statements of Comprehensive Income (Loss), Years Ended December 31, 2025, 2024 and 2023 | 43 |
| Consolidated Statements of Stockholders' Equity, Years Ended December 31, 2025, 2024 and 2023 | 44 |
| Consolidated Statements of Cash Flows, Years Ended December 31, 2025, 2024 and 2023 | 45 |
| Notes to Consolidated Financial Statements | 46 |

**2. Consolidated Financial Statement Schedules**

All schedules have been omitted because they are not applicable, not required, not presently in amounts sufficient to require submission of the schedule, or the information required to be set forth therein is included in the consolidated financial statements or notes thereto.

**3. Exhibits**

The following exhibits are filed with or incorporated by reference in this report. Where such filing is made by incorporation by reference to a previously filed registration statement or report, such registration statement or report is identified in parentheses. We will furnish any exhibit upon request to: Calix Investor Relations at InvestorRelations@calix.com.

| Exhibit Number | Description |
|---|---|
| 3.1 | Amended and Restated Certificate of Incorporation of Calix, Inc. (filed as Exhibit 3.3 to Amendment No. 7 to Calix's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference) |
| 3.2 | Amended and Restated Bylaws of Calix, Inc. (filed as Exhibit 3.5 to Amendment No. 7 to Calix's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference) |
| 4.1 | Form of Calix, Inc.'s Common Stock Certificate (filed as Exhibit 4.1 to Amendment No. 7 to Calix's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on March 23, 2010 (File No. 333-163252) and incorporated by reference) |
| 4.2 | Description of Securities (filed as Exhibit 4.2 to Calix's Form 10-K filed with the SEC on February 21, 2020 (File No. 001-34674) and incorporated by reference). |
| 10.1* | Calix, Inc. 2010 Equity Incentive Award Plan and related documents (filed as Exhibit 10.4 to Amendment No. 6 to Calix's Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference) |
| 10.2 | Form of Indemnification Agreement made by and between Calix, Inc. and each of its directors, and select executive officers and employees (filed as Exhibit 10.5 to Amendment No. 6 to Calix's Registration Statement on Form S-1 filed with the SEC on March 8, 2010 (File No. 333-163252) and incorporated by reference) |

| Exhibit Number | Description |
| --- | --- |
| 10.3* | Offer Letter between Calix, Inc. and Carl Russo dated November 1, 2006 (filed as Exhibit 10.8 to Amendment No. 1 to Calix's Registration Statement on Form S-1 filed with the SEC on December 31, 2009 (File No. 333-163252) and incorporated by reference) |
| 10.4* | Offer Letter by and between Calix, Inc. and Michael Weening dated May 20, 2016 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on August 3, 2016 (File No. 001-34674) and incorporated by reference) |
| 10.5* | Amendment to Letter Agreement dated November 12, 2020 between Calix, Inc. and Michael Weening (filed as Exhibit 10.6 to Calix's Form 10-K filed with the SEC on February 22, 2021 (File No. 001-34674) and incorporated by reference) |
| 10.6* | Offer Letter between Calix, Inc. and Cory Sindelar dated September 28, 2017 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on August 11, 2017 (File No. 001-34674) and incorporated by reference) |
| 10.7* | Nonstatutory Inducement Stock Option Grant Notice between Calix, Inc. and Cory Sindelar dated October 1, 2017 (filed as Exhibit 10.3 to Calix's Form 10-Q filed with the SEC on August 11, 2017 (File No. 001-34674) and incorporated by reference) |
| 10.8 | Net Lease Agreement by and between Calix, Inc. and Orchard Parkway San Jose, LLC dated March 9, 2018 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on May 5, 2018 (File No. 001-34674) and incorporated by reference) |
| 10.9 | First Amendment to Net Lease Agreement by and between Calix, Inc. and Orchard Parkway San Jose, LLC dated November 14, 2018 (filed as Exhibit 10.30 to Calix's Form 10-K filed with the SEC on March 1, 2019 (File No. 001-34674) and incorporated by reference) |
| 10.10 | Second Amendment to Net Lease Agreement by and between Calix, Inc. and Orchard Parkway San Jose, LLC dated December 10, 2020 (filed as Exhibit 10.12 to Calix's Form 10-K filed with the SEC on February 22, 2021 (File No. 001-34674) and incorporated by reference) |
| 10.11* | Calix, Inc. Third Amended and Restated 2019 Equity Incentive Award Plan (incorporated by reference from Appendix A to Calix's definitive proxy statement on Schedule 14A, filed with the SEC on March 31, 2023 (File No. 001-34674)) |
| 10.12* | Calix, Inc. 2019 Equity Incentive Award Plan - Form of Notice of Grant of Stock Option and Option Agreement (filed as Exhibit 10.14 to Calix's Form 10-K filed with the SEC on February 22, 2021 (File No. 001-34674) and incorporated by reference) |
| 10.13* | Calix, Inc. Non-Employee Director Cash Compensation Policy, as amended May 16, 2019 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on July 25, 2019 (File No. 001-34674) and incorporated by reference) |
| 10.14* | Calix, Inc. Non-Employee Director Equity Compensation Policy, as amended May 16, 2019 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on July 25, 2019 (File No. 001-34674) and incorporated by reference) |
| 10.15* | Calix, Inc. Second Amended and Restated Employee Stock Purchase Plan (incorporated by reference from Appendix B to Calix's definitive proxy statement on Schedule 14A, filed with the SEC on April 1, 2022 (File No. 001-34674)) |
| 10.16* | Calix, Inc. Third Amended and Restated 2017 Nonqualified Employee Stock Purchase Plan (incorporated by reference from Appendix B to Calix's definitive proxy statement on Schedule 14A, filed with the SEC on March 31, 2023 (File No. 001-34674)) |
| 10.17* | Calix, Inc. Amended and Restated Executive Change in Control and Severance Plan effective March 26, 2021 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on April 27, 2021 (File No. 001-34674) and incorporated by reference) |
| 10.18* | Calix, Inc. Non-Employee Director Cash Compensation Policy, as amended February 11, 2021 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on April 27, 2021 (File No. 001-34674) and incorporated by reference) |
| 10.19* | Calix, Inc. Non-Employee Director Equity Compensation Policy, as amended February 11, 2021 (filed as Exhibit 10.3 to Calix's Form 10-Q filed with the SEC on July 27, 2021 (File No. 001-34674) and incorporated by reference) |
| 10.20* | Calix, Inc. Non-Employee Director Cash Compensation Policy, as amended August 11, 2021 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on October 26, 2021 (File No. 001-34674) and incorporated by reference) |
| 10.21* | Second Amendment to Letter Agreement between Calix, Inc. and Michael Weening dated August 11, 2021 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on October 26, 2021 (File No. 001-34674) and incorporated by reference) |
| 10.22* | Promotion Letter between Calix, Inc. and Michael Weening dated September 30, 2022 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on October 25, 2022 (File No. 001-34674) and incorporated by reference) |
| 10.23* | Calix, Inc. Non-Employee Director Cash Compensation Policy, as amended February 9, 2023 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on July 24, 2023 (File No. 001-34674) and incorporated by reference) |
| 10.24* | Calix, Inc. Non-Employee Director Equity Compensation Policy, as amended February 9, 2023 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on July 24, 2023 (File No. 001-34674) and incorporated by reference) |
| 10.25 | Office Lease Agreement between Calix, Inc. and SR Winchester, LLC dated December 16, 2024 (filed as Exhibit 10.25 to Calix's Form 10-K filed with the SEC on February 21, 2025 (File No. 001-34674) and incorporated by reference) |
| 10.26* | Calix, Inc. Non-Employee Director Cash Compensation Policy, as amended March 21, 2025 (filed as Exhibit 10.1 to Calix's Form 10-Q filed with the SEC on April 22, 2025 (File No. 001-34674) and incorporated by reference) |
| 10.27* | Calix, Inc. Non-Employee Director Equity Compensation Policy, as amended March 21, 2025 (filed as Exhibit 10.2 to Calix's Form 10-Q filed with the SEC on April 22, 2025 (File No. 001-34674) and incorporated by reference) |
| 10.28* | Calix, Inc. Non-Employee Director Restricted Stock Award Agreement (filed as Exhibit 10.3 to Calix's Form 10-Q filed with the SEC on April 22, 2025 (File No. 001-34674) and incorporated by reference) |

| Exhibit Number | Description |
|---|---|
| 19.1 | Calix, Inc. Insider Trading Compliance Policy, as amended May 8, 2025 |
| 21.1 | Subsidiaries of the Registrant |
| 23.1 | Consent of KPMG LLP, independent registered public accounting firm |
| 24.1 | Power of Attorney (included on signature page to this Annual Report on Form 10-K) |
| 31.1 | Certification of Principal Executive Officer of Calix, Inc. Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 |
| 31.2 | Certification of Principal Financial Officer of Calix, Inc. Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934 |
| 32.1 | Certification of Principal Executive Officer and Principal Financial Officer of Calix, Inc. Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 97 | Calix, Inc. Policy for Recovery of Erroneously Awarded Compensation dated October 2, 2023 |
| 101.INS | XBRL Instance Document |
| 101.SCH | XBRL Taxonomy Extension Schema Document |
| 101.CAL | XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF | XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | XBRL Taxonomy Extension Presentation Linkbase Document |

\*     Indicates management contract or compensatory plan or arrangement.

## ITEM 16.     Form 10-K Summary

None.

<b>SIGNATURES</b>

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Calix, Inc.
(Registrant)

Dated:    February 20, 2026        By:     /s/    Michael Weening

**Michael Weening**
President, Chief Executive Officer and Director
(Principal Executive Officer)

Dated:    February 20, 2026        By:     /s/    Cory Sindelar

**Cory Sindelar**
Chief Financial Officer
(Principal Financial Officer)

## POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Michael Weening and Cory Sindelar, and each of them, with full power of substitution and re-substitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 20, 2026.

| Signature | Title | Date |
|---|---|---|
| /s/ Michael Weening<br>Michael Weening | President, Chief Executive Officer and Director<br>(Principal Executive Officer) | February 20, 2026 |
| /s/ Cory Sindelar<br>Cory Sindelar | Chief Financial Officer<br>(Principal Financial Officer) | February 20, 2026 |
| /s/ Carl Russo<br>Carl Russo | Chairman of the Board of Directors | February 20, 2026 |
| /s/ Kevin Peters<br>Kevin Peters | Lead Independent Director | February 20, 2026 |
| /s/ Michael Berry<br>Michael Berry | Director | February 20, 2026 |
| /s/ Christopher Bowick<br>Christopher Bowick | Director | February 20, 2026 |
| /s/ Kathy Crusco<br>Kathy Crusco | Director | February 20, 2026 |
| /s/ Kira Makagon<br>Kira Makagon | Director | February 20, 2026 |
| /s/ Rajatish Mukherjee<br>Rajatish Mukherjee | Director | February 20, 2026 |
| /s/ Wade Oosterman<br>Wade Oosterman | Director | February 20, 2026 |

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